UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

April 1, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Notice of 2022 Annual and Special Meeting of Shareholders

to be held on May 11, 2022

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed Arrangement involving

Intertape Polymer Group Inc.

and

1351693 B.C. Ltd.

RECOMMENDATION TO SHAREHOLDERS:

THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF INTERTAPE POLYMER GROUP INC. AND IS FAIR TO THE SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE

FOR

THE ARRANGEMENT RESOLUTION

April 1, 2022

These materials are important and require your immediate attention. They require Shareholders of Intertape Polymer Group Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisor. If you have any questions or require assistance with voting, including to complete your proxy, please contact our strategic shareholder advisor and proxy solicitation agent: Kingsdale Advisors, who can be reached by toll-free telephone in North America at 1-855-682-9437, by collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com. If you have any questions or require further information about the procedures to complete your letter of transmittal, please contact TSX Trust Company at 800-387-0825 (toll-free in Canada and the United States) or 416-682-3860 (other countries).

CHAIR’S LETTER TO SHAREHOLDERS

Dear fellow Shareholders:

On March 7, 2022, Intertape Polymer Group Inc. (“IPG” or the “Company”) entered into an arrangement agreement (the “Arrangement Agreement”) with 1351693 B.C. Ltd. (the “Purchaser”), a British Columbia corporation and an affiliate of Clearlake Capital Group, L.P.

Under the terms of the Arrangement Agreement, the Purchaser will acquire all of the outstanding common shares of the Company (the “Shares”), pursuant to a plan of arrangement (the “Plan of Arrangement”) to be approved by the Superior Court of Québec in accordance with Section 192 of the Canada Business Corporations Act (the “Arrangement”). If the Arrangement is completed, you will be entitled to receive C$40.50 in cash for each Share that you own (less any applicable withholding taxes and without interest). The price per Share represents a premium of approximately 82% to the closing price of the Shares on the Toronto Stock Exchange on the day before we announced the Arrangement, and approximately 66% to the volume weighted average trading price of the Shares on the Toronto Stock Exchange for the 30 trading days preceding the date we announced the Arrangement.

At our annual and special meeting of shareholders of the Company (the “Shareholders”) to be held both in person and virtually on May 11, 2022 at 9:00 a.m. (EDT) (the “Meeting”), in addition to the usual annual meeting resolutions and the approval of the continuation of the Shareholder Rights Plan agreement of the Company, Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) to approve the Plan of Arrangement pursuant to the Arrangement Agreement, to effect among other things, the acquisition by the Purchaser of all of the outstanding Shares in exchange for C$40.50 cash per Share (less any applicable withholding taxes and without interest).

The annual portion of the Meeting aims at ensuring that the Company meets its legal obligation to hold an annual meeting within the time period required by applicable laws while the Arrangement is pending.

This Management Information Circular explains the structure and rationale for the Arrangement, and the mechanism by which the Shareholders will vote on the approval of the Arrangement. The Board recommends that Shareholders review this circular carefully to understand the numerous compelling reasons to support the Arrangement.

The Company’s board of directors (the “Board”), based in part on the unanimous recommendation of the special committee formed in connection with the process initiated by the Board and after receiving external legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Your vote is very important. The Arrangement must be approved by the affirmative vote of at least (i) 66 2/3% of the votes cast by Shareholders present (virtually or in person) or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Shareholders present (virtually or in person) or represented by proxy and entitled to vote at the Meeting, excluding our President and CEO.

The Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Whether or not you plan to attend the Meeting, please complete, date, sign and return, as promptly as possible, the enclosed proxy, or if applicable, the voting instruction form and return it within the deadline indicated to ensure your vote is counted as part of the process. If you are a registered shareholder, we also encourage you to complete, sign, date and return the enclosed Letter of Transmittal, which will help the Company to arrange for the prompt payment for your Shares if the Arrangement is completed. If you require any assistance or have questions please contact IPG’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com. If you have any questions or require further information about the procedures to complete your letter of transmittal, please contact TSX Trust Company at 800-387-0825 (toll-free in Canada and the United States) or 416-682-3860 (other countries).

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On behalf of the Board and the entire organization we appreciate your continued support and we invite you to share your feedback with us by e-mail at jpanteli@itape.com or by writing to the attention of the Chair of the Board at the following address: 800 Place Victoria, Suite 3500, Montreal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP.

Sincerely,

/s/ James Pantelidis

James Pantelidis

Chair of the Board

Intertape Polymer Group Inc.

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INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Company”) will be held on Wednesday, May 11, 2022 at 9:00 a.m. (EDT) as a hybrid meeting with a physical location at the Fairmont Royal York, 100 Front St West, Toronto, Ontario, Canada and the ability to participate virtually, via live webcast, to:

1.

consider, pursuant to an interim order of the Superior Court of Québec, dated March 29, 2022 (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a proposed plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to an arrangement agreement dated March 7, 2022 entered into between 1351693 B.C. Ltd. (the “Purchaser”), a British Columbia corporation and an affiliate of Clearlake Capital Group, L.P., and the Company, to effect, among other things, the acquisition by the Purchaser of all of the outstanding common shares of the Company (the “Shares”) in exchange for C$40.50 cash per Share (less any applicable withholding taxes and without interest). The full text of the Arrangement Resolution is set forth in Schedule A and the full text of the Plan of Arrangement is set forth in Schedule B to the accompanying management information circular (the “Circular”);

2.	receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2021 and the auditor’s report thereon;

3.	elect directors of the Company to hold office until the earlier of the closing of the Arrangement or the close of the next annual meeting;

4.	appoint the auditor and authorize the directors to fix its remuneration;

5.

consider, and if deemed advisable, adopt a “Say on Pay” resolution in the form annexed as Schedule F to the Circular to accept, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Executive Compensation – Compensation Discussion and Analysis” in the Circular;

6.

consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule G to the accompanying Circular to approve the continuation of the Shareholder Rights Plan agreement of the Company; and

7.	transact such other business as may properly be brought before the Meeting.

The accompanying Circular provides detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.

In an effort to safeguard the health and safety of all stakeholders and the broader community from the COVID-19 pandemic, the Company has opted to proceed with a hybrid format enabling Shareholders to attend and vote at the Meeting in person or virtually via live webcast. This hybrid format will enable greater participation of Shareholders by allowing Shareholders who might not otherwise be able to travel to a physical meeting to attend virtually.

Shareholders who hold their Shares directly in their respective names (“Registered Shareholders”) and duly appointed proxyholders will have the opportunity to attend the Meeting in person or virtually, and if virtually, submit questions, and vote in real time through a web-based platform. Non-registered or beneficial shareholders who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, in person or virtually, but will not be able to vote, ask questions or otherwise participate. See Appendix A of the Circular for more details.

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Shareholders and other interested parties can attend the Meeting in person, or online by going to https://web.lumiagm.com/488452910 and using the following password: intertape2022 (case sensitive). Registered Shareholders and duly appointed proxyholders who wish to participate in the Meeting online must also follow the additional steps set forth below. Non-registered or beneficial shareholders who wish to appoint a proxyholder or wish to appoint themselves as proxyholders must also follow the additional steps set forth in the Circular.

The Company is not relying on the notice-and-access delivery procedures outlined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer to distribute copies of the proxy-related materials in connection with the Meeting.

Whether or not they are able to attend the Meeting, Shareholders are strongly encouraged to express their vote in advance by completing the form of proxy or voting instruction form that were provided to them. Detailed instructions on how to complete and return proxies and the voting instruction form by mail, fax or e-mail are provided starting on page 19 of the Circular. To be effective, the completed form of proxy or voting instruction form must be deposited with our transfer agent and registrar, TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, at any time prior to 12:00 p.m. (EDT) on May 9, 2022. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy.

If you wish to be able to participate and vote at the Meeting online, you must follow the steps described below:

1. Log in to the Meeting online at https://web.lumiagm.com/488452910

2. If you are a registered Shareholder: Select the “I have a login” icon and enter your 13-digit control number as indicated on the form of proxy that you received from TSX Trust Company, followed by the following password: intertape2022 (case sensitive).

Note: In the event that you use your control number to log in to the Meeting, any vote you cast at the Meeting will automatically revoke any proxy you previously submitted. If you do not wish to revoke a proxy that you previously submitted, you should refrain from voting during the Meeting.

3. If you are a duly appointed proxyholder: Select the “I have a login” icon then enter your 13-digit control number, followed by the following password: intertape2022 (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust Company in accordance with the instructions set forth in the Circular will receive a control number via e-mail from TSX Trust Company after the proxy voting deadline has passed:

Registered Shareholders who wish to appoint a person other than a person named in the form of proxy included herewith and non-registered Shareholders who wish to appoint themselves or a third party as proxyholder MUST submit their proxy form or voting instruction form in advance of the Meeting in accordance with the delays and instructions set forth therein, and MUST ALSO complete the online form available at www.tsxtrust.com/control-number-request or call TSX Trust Company at 866-751-6315 (toll-free in Canada and the United States) or 212-235-5754 (other countries) by 12:00 p.m. (EDT) on May 9, 2022 and provide TSX Trust Company with the required proxyholder contact information. TSX Trust Company will use such proxyholder contact information to provide the proxyholder with a proxyholder Control Number via e-mail, which proxyholder Control Number can be used to access the online Meeting and vote, ask questions and otherwise participate thereat.

4. If you are a guest: Select the “I am a Guest” icon and complete the online form. If you attend as a guest, you will not be able to vote or submit questions.

For additional instructions regarding the virtual platform and the navigation thereof, consult the “Virtual Annual General Meeting 2022 – LUMI Guide” on the Company’s website at https://www.itape.com/annualmeetingmaterials. Technical support will be available on the virtual platform on the day of the Meeting via e-mail at support-ca@lumiglobal.com.

- v -

Shareholders may also vote their Shares by internet or telephone in advance using the procedures described in the enclosed form of proxy or voting instruction form, as applicable.

The Company may utilize the Broadridge QuickVote™ service to assist beneficial shareholders with voting over the telephone. Alternatively, Kingsdale Advisors may contact such beneficial shareholders to assist them with conveniently voting directly over the phone.

Only Shareholders registered at the close of business on March 25, 2022 will be entitled to receive notice of and vote at the Meeting.

Shareholders who have any questions should contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com. Shareholders who have questions or require further information about the procedures to complete their letter of transmittal may contact TSX Trust Company at 800-387-0825 (toll-free in Canada and the United States) or 416-682-3860 (other countries).

DATED at Sarasota, Florida

April 1, 2022

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Randi M. Booth

Secretary

- vi -

- vii -

- viii -

- ix -

- x -

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Intertape Polymer Group Inc. (“IPG” or the “Company”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held at the time and place and for the purposes set out in the Notice of Meeting and all adjournments thereof. Except as otherwise stated, the information contained herein is given as of March 25, 2022.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the “Glossary of Terms”.

In this Circular, the Company and its subsidiaries are collectively referred to as the “Company”, as the context requires.

Cautionary Statements

We have not authorized any person to give any information or to make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular. If any such information or representation is given or made to you, you should not rely on it as having been authorized or as being accurate.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the Person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement, Plan of Arrangement, Fairness Opinions, Voting Agreements and Interim Order are summaries of the terms of those documents. Shareholders should refer to the full text of each of the Plan of Arrangement, the Fairness Opinions and the Interim Order which are attached to this Circular as Schedules B, C and D, and I, respectively. Copies of the Arrangement Agreement and Voting Agreements have been filed by the Company under its profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov. Shareholders are urged to carefully read the full text of these documents.

Solicitation of Proxies by Management

Whether or not Shareholders plan to attend the Meeting, management of the Company requests that Shareholders fill out their proxy or voting instruction form (“VIF”) to ensure their votes are cast at the Meeting. This solicitation of Shareholder proxy is made on behalf of the management of the Company. The solicitation of proxies by management will be made primarily by mail. However, directors, officers and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company. The Company has also engaged Kingsdale Advisors (“Kingsdale”) as its strategic shareholder advisor and proxy solicitation agent, and will pay fees of approximately $50,000 to Kingsdale for the advisory and proxy solicitation services in addition to a success fee and out-of-pocket expenses. Kingsdale can be reached by telephone, toll-free in North America at 1-855-682-9437 or at 416-867-2272 outside of North America (collect call) or by e-mail at contactus@kingsdaleadvisors.com.

Information about the Purchaser

Certain information in this Circular pertaining to the Purchaser, including but not limited to, information under “Information Concerning the Purchaser Parties” and “Financing”, has been furnished by the Purchaser. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Purchaser, to disclose events or information that may affect the completeness or accuracy of such information.

Notice to Shareholders Not Resident in Canada

The Company is incorporated under, and governed by, the laws of Canada. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws differ materially from requirements applicable to U.S. companies under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The proxy rules under the U.S. Exchange Act are not applicable to the Company nor to this solicitation and this solicitation is not being effected in accordance with the U.S. Exchange Act or the rules and regulations promulgated thereunder.

The enforcement of civil liabilities under the securities laws of other jurisdictions outside of Canada may be affected adversely by the fact that the Company is organized under the laws of Canada and certain of its directors and executive officers are residents of Canada. You may not be able to sue the Company or certain of its directors or officers in a Canadian court for such violations of foreign securities laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside of Canada.

THIS CIRCULAR HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and the U.S., as well as in other jurisdictions. Such consequences for such Shareholders are not described in this Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Circular.

Currency

Unless otherwise specified, all references to “$”, “USD$”, “U.S. dollars” and “dollars” are to United States dollars and all references to “C$” or “CDN$” are to Canadian dollars.

Forward-Looking Statements

Certain statements contained in this Circular may constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws, including but not limited to, statements with respect to the rationale of the Special Committee for recommending, and the Board for causing the Company to enter into, the Arrangement Agreement, the expected benefits of the Arrangement and the timing of various steps and conditions precedent to be completed and/or obtained in connection with the Arrangement. Often but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “believe”, “estimate”, “plan”, “predict”, “goal”, “intent”, “project”, “could”, “should”, “would”, “outlook”, “forecast”, “anticipate”, “foresee”, “continue” or the negative of these terms or variations of them or similar terminology.

Forward-looking information is subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, (a) the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, the required Shareholder, regulatory and Court approvals and other conditions of closing necessary to complete the Arrangement; (b) risks that the Arrangement Agreement may be terminated by the parties in certain circumstances; (c) risks related to the significant resources dedicated to pursuing the Arrangement and the fact that, while the Arrangement is pending, the Company is restricted from taking certain actions; (d) the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; and (e) the fact that following Closing, Shareholders will no longer hold any of the Shares and will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation.

The Company cautions that the foregoing list of important factors and assumptions is not exhaustive and other factors could also adversely affect its results. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the matters discussed under the “Risk Factors” section of this Circular, the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2021, as well as the Company’s other public filings, available on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov.

The forward-looking statements contained in this Circular describe the Company’s expectations for future performance of the Company based on current assumptions relating to the Company’s business, the economy and other conditions at the date of this Circular and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this Circular, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following are some questions that you, as a Shareholder, may have relating to the Arrangement and answers to those questions. These questions and answers do not provide all of the information relating to the Arrangement or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular, the attached Schedules and Appendices, the form of proxy or the VIF and the Letter of Transmittal, all of which are important and should be reviewed carefully. You are urged to read this Circular in its entirety before making a decision related to the Arrangement. See the “Glossary of Terms” to this Circular for the meanings assigned to capitalized terms used below and elsewhere in this Circular and not otherwise defined herein.

Q.	What is the proposed transaction?

A.

On March 8, 2022, the Company and the Purchaser announced that they had entered into the Arrangement Agreement pursuant to which the parties agreed to undertake the Arrangement. The Purchaser, an affiliate of Clearlake, will acquire 100% of the outstanding Shares for C$40.50 per Share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. This represents a premium of approximately 82% to the closing price of the Shares on the TSX on March 7, 2022, the day before the Arrangement was announced, and approximately 66% to the volume weighted average trading price of the Shares on the TSX for the preceding 30 trading days. Upon completion of the Arrangement, all the Shares will be held by the Purchaser, and the Purchaser intends to cause the Company to have the Shares delisted from the TSX. In addition, the Company will apply to cease to be a reporting issuer in all provinces and territories of Canada. The Company will also file a Form 15 with the SEC to deregister the Shares under the U.S. Exchange Act and to terminate, its obligation to file reports with the SEC under the U.S. Exchange Act.

Q.	What are the reasons for the proposed transaction?

A.

In the course of reaching its determination, the Special Committee and the Board considered various substantive factors and benefits of the Arrangement, each of which the Special Committee believed supported its unanimous recommendation to the Board and the Board believed supported its unanimous determination to cause the Company to enter into the Arrangement Agreement. These factors include: compelling value to Shareholders of the C$40.50 Consideration under the Arrangement, the Fairness Opinions, the terms of the Arrangement Agreement, the reasonable likelihood of completion of the Arrangement, the Purchaser’s ability to pursue the Company’s strategic plan, the oversight of the Special Committee and Board of the process conducted by the Company, the Required Shareholder Approval and Court Approval, the existence of the Dissent Rights, the ability of the Company to consider and respond to an Acquisition Proposal and respond to a Superior Proposal in accordance with the terms of the Arrangement Agreement, the ability to change the Board’s recommendation in the event of a Superior Proposal or Intervening Event and the appropriateness of the deal protection features of the Arrangement Agreement including the Termination Fees. See “The Arrangement – Reasons for the Arrangement”.

Q.

Did the Special Committee and the Board undertake a process to review all of the strategic alternatives available in making its determination that the Arrangement is in the best interests of the Company and its stakeholders and fair to the Shareholders?

A.

The Special Committee established by the Board had responsibility to oversee the process and review and consider the Arrangement and make a recommendation to the Board with respect to the Arrangement. See “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Arrangement”.

The Special Committee is comprised entirely of independent directors. It met on numerous occasions as a committee with solely its members and advisors present, and in other instances, with management and the full Board present, where appropriate. In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed under “The Arrangement – Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of its knowledge of the business, financial condition and prospects of the Company and after receiving external legal and financial advice and input of management of the Company.

Q.	Has the Special Committee unanimously approved the Arrangement?

A.

The Special Committee, after careful consideration, having taken into account such matters as it considered relevant and after receiving external legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders, and unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution.

Q.	Has the Board unanimously approved the Arrangement?

A.

After careful consideration and taking into account, among other things, the unanimous recommendation of the Special Committee, the Board, after receiving external legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, without limitation, the unanimous recommendation of the Special Committee and the factors listed below under “The Arrangement – Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Board of the business, financial condition and prospects of the Company and after receiving external legal and financial advice and input of management of the Company.

Q.	Does the Board recommend that I vote FOR the Arrangement Resolution?

A.	Yes, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Q.	Who has agreed to support the Arrangement?

A.

All of the Company’s directors, being Christopher R. Cawston, Dahra Granovsky, Frank Di Tomaso, Gregory Yull, James Pantelidis, Jane Craighead, Jorge Quintas, Mary Pat Salomone, Melbourne F. Yull, Robert Beil, and Robert Foster, who collectively own or exercise control or direction over approximately 4.6% of the Shares, have entered into a Voting Agreement whereby they have agreed to (i) vote their Shares in favour of the Arrangement Agreement, (ii) support the completion of the Arrangement, (iii) vote against any proposed action or agreement which could reasonably be expected to adversely affect, materially delay or interfere with the completion of the Arrangement, and (iv) vote all of their Shares entitled to vote against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated thereby.

Q.	What percentage of the issued and outstanding Shares will the current Shareholders own following completion of the Arrangement?

A.

Upon completion of the Arrangement, all the Shares will be held by the Purchaser, and the Purchaser intends to cause the Company to have the Shares delisted from the TSX. In addition, the Company will apply to cease to be a reporting issuer in all provinces and territories of Canada. The Company will also file a Form 15 with the SEC to deregister the Shares under the U.S. Exchange Act and to terminate, its obligation to file reports with the SEC under the U.S. Exchange Act.

Q.	What approvals are required for the Arrangement Resolution to become effective?

A.

To be passed, the Arrangement Resolution must be approved by at least (i) 66 2/3% of the votes cast by Shareholders present (virtually or in person) or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Shareholders, present (virtually or in person) or represented by proxy and entitled to vote at the Meeting, excluding our President and CEO.

The Arrangement Resolution must be passed in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date. See “The Arrangement – Required Shareholder Approval”. Obtaining the Required Regulatory Approvals, as further described in the Circular, is also a condition to completion of the Arrangement.

The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Circular as Schedule A and Schedule B, respectively.

Q.	When do you expect the Arrangement to be completed?

A.

The Arrangement, which will be effected pursuant to a court-approved Plan of Arrangement, is expected to close in the third quarter of 2022. The Arrangement is not subject to a financing condition but is subject to customary closing conditions, including receipt of Shareholder, regulatory and Court approvals.

Q.	How will I know when all required approvals have been obtained?

A.	The Company will issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied.

Q.	Why am I being asked to approve the Arrangement Resolution?

A.

Subject to any order of the Court, the CBCA requires a corporation that wishes to undergo a court-approved arrangement to obtain, among other consents and approvals, the approval of its shareholders by special resolution passed by at least two thirds of the votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting. MI 61-101 further requires that a “business combination” such as the Arrangement be approved by a simple majority of the votes cast by the shareholders present in person or represented by proxy and entitled to vote at the Meeting, other than any person required to be excluded for the purpose of such vote under Section 8.1(2) of MI 61-101, which, in the case of the Arrangement, includes solely our President and CEO.

Q:	Do I have to vote on all matters before the Meeting? Why do the other matters need to be approved if the Arrangement is approved?

A:

The Meeting is a combined annual meeting and special meeting to approve the Arrangement. The Company is required to hold its annual meeting to elect directors and appoint auditors by a certain date. If the Arrangement is approved, it will be completed as soon as all conditions to closing have been met, including obtaining the Required Regulatory Approvals. Upon completion of the Arrangement, all the Shares will be held by the Purchaser (such that the Company will become a wholly-owned subsidiary of the Purchaser), and the Purchaser intends to cause the Company to have the Shares delisted from the TSX. In addition, the Company will apply to cease to be a reporting issuer in all provinces and territories of Canada. The Company will also file a Form 15 with the SEC to deregister the Shares under the U.S. Exchange Act and to terminate, its obligation to file reports with the SEC under the U.S. Exchange Act.

Q:	If my Shares are held in “street name” by my broker, bank or other intermediary, will my broker, bank or other intermediary vote my Shares for me?

A:

Your broker, bank or other intermediary will be permitted to vote your Shares only if you instruct your broker, bank or other intermediary how to vote. You should follow the procedures provided by your broker, bank or other intermediary regarding the voting of your Shares. Absent specific instructions from the beneficial owner of such Shares, banks, brokerage firms or other intermediaries are not empowered to vote those Shares, which are referred to as “broker non-votes.” If you do not instruct your broker, bank or other intermediary to vote your Shares, your Shares will not be voted and will not have an effect on the approval of the Arrangement or any other matter before the Meeting.

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A.

If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their Shares in connection with the Arrangement and the Company will remain a reporting issuer and the Shares will continue to be listed on the TSX. See “Risk Factors – Risk Factors Relating to the Arrangement”.

Q.	What are the risks that the Company may face if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A.

If the Arrangement is not completed, the market price of the Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement. See “The Arrangement – Background to the Arrangement” Certain costs related to the Arrangement, such as legal, and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. See “Risk Factors – Risk Factors Relating to the Arrangement”.

Q.	Can the parties terminate the Arrangement, including for the Company to pursue a better, competing offer?

A.

Each of the Purchaser and the Company has the right, in certain circumstances, to terminate the Arrangement Agreement, in which case the Arrangement would not be completed. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of the Company or the Purchaser prior to the completion of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Shares or otherwise adversely affect the business of the Company. Subject to certain conditions, the Company does have the right to pursue an unsolicited Superior Proposal if one arises. In that case, the Arrangement Agreement can be terminated (subject to the Purchaser’s ability to match the Superior Proposal) provided the Company pays the Company Termination Fee of $81 million referred to below to the Purchaser.

Q.	What is the termination fee required to be paid by the Company if the Arrangement Agreement is terminated?

A.

Under the Arrangement Agreement, the Company is required to pay a Company Termination Fee of $81 million in the event the Arrangement Agreement is terminated in certain circumstances following the occurrence of certain events. The Company Termination Fee may discourage other parties from attempting to acquire the Company, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. See “The Arrangement Agreement – Termination Fees”.

Q.	What is the termination fee required to be paid by the Purchaser if the Arrangement Agreement is terminated by the Company?

A.

In the event that the Arrangement Agreement is terminated by the Company due to a willful and material breach by the Purchaser or because the Closing conditions have been satisfied or waived and the Purchaser has failed to consummate the Arrangement within two Business Days following irrevocable notice by the Company that it is ready, willing and able to close (or is terminated by the Purchaser on the basis that the Closing has not occurred prior to the End Date at a time when the Arrangement Agreement was terminable by the Company on the basis of a willful and material breach by the Purchaser or because the Closing conditions have been satisfied or waived and the Purchaser has failed to consummate the Arrangement within two Business Days following irrevocable notice by the Company that it is ready, willing and able to close), then the Purchaser shall pay the Company an amount of $142 million within two Business Days following such termination by the Company.

Q.	What are the Canadian and U.S. federal income tax considerations of the Arrangement?

A.

The Arrangement will generally be a taxable transaction for Canadian and U.S. federal income tax purposes (and may also be a taxable transaction under other applicable tax laws) and, as a result, Shareholders will be required to pay taxes on any income or gains that result from the receipt of the Consideration for their Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

Q.	When will I receive the Consideration payable to me under the Arrangement for my Shares?

A.

You will receive the Consideration due to you under the Arrangement as soon as practicable after the Effective Time, provided you have sent all of the necessary documentation to the Depositary (including a duly completed and executed Letter of Transmittal), as further discussed in the Circular.

Q.	What will I have to do as a Shareholder to receive the Consideration for my Shares?

A.

If you are a Registered Shareholder, you will receive a Letter of Transmittal that you must complete and send with accompanying documents (as set forth in the Letter of Transmittal) to the Depositary. The Depositary will mail you a cheque by first-class mail as soon as practicable after the Effective Time after receipt of your completed Letter of Transmittal and the accompanying documents unless you choose to have the cheque held for pick-up, as indicated in the Letter of Transmittal.

If you are a non-registered Shareholder, you will receive your payment through your account with your intermediary that holds Shares on your behalf. You should contact your intermediary if you have questions about this process.

Q:	Will I receive Dividends prior to completion of the Arrangement?

A:

The Arrangement Agreement provides that the Company may declare and pay regular quarterly dividends that are not in excess of those paid for the quarter ended December 31, 2021 and that, if a record date or payment date with respect to such a regular quarterly dividend declared prior to Closing of the Arrangement would occur after Closing of the Arrangement, such record date or payment date may be accelerated so that it occurs prior to the Closing.

Q.	Are Shareholders entitled to Dissent Rights?

A.

Pursuant to the Plan of Arrangement and the Interim Order, only Registered Shareholders may exercise, pursuant to and in the manner set forth in Section 190 of the CBCA, their Dissent Rights in connection with the Arrangement Resolution, as modified by the Interim Order and the Plan of Arrangement. There can be no assurance that a Dissenting Shareholder will receive consideration for his, her or its Shares of equal or greater value to the Consideration such Shareholder would have received on completion of the Arrangement if such Shareholder did not exercise its Dissent Rights.

***

SUMMARY OF CIRCULAR

The following is a summary of certain information contained in this Circular, including its Schedules and Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, the attached Schedules and Appendices and the form of proxy or the VIF, all of which are important and should be reviewed carefully. You are urged to read this Circular in its entirety before making a decision related to the matters set forth in the Circular. See the “Glossary of Terms” to this Circular for the meanings assigned to capitalized terms used below and elsewhere in this Circular and not otherwise defined herein.

The Meeting

Meeting and Record Dates

The Meeting will be held Wednesday, May 11, 2022 at 9:00 a.m. (EDT) for the purposes set forth in the accompanying notice of Meeting. To address public health measures arising from the unprecedented public health impact of the COVID-19 pandemic, and to limit and mitigate risks to the health and safety of communities, Shareholders, employees and other stakeholders, the Meeting will be held in a hybrid format with a physical location at the Fairmont Royal York, 100 Front St West, Toronto, Ontario, Canada and the ability to participate virtually, via live audio webcast at https://web.lumiagm.com/488452910 and using the following password: intertape2022 (case sensitive). The virtual platform for the Meeting will be accessible online starting at 8:00 a.m. (EDT) on May 11, 2022. See “Information Concerning the Meeting”. The Board has fixed the closed of business on March 25, 2022 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting.

The Arrangement Resolution

At the Meeting, in addition to the usual annual meeting resolutions and the approval of the continuation of the Shareholder Rights Plan agreement of the Company, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution, a copy of which is attached as Schedule A to this Circular. The Arrangement must be approved by the affirmative vote of at least (i) 66 2/3% of the votes cast by Shareholders present (virtually or in person) or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Shareholders present (virtually or in person) or represented by proxy and entitled to vote at the Meeting, excluding our President and CEO.

Voting at the Meeting

This Circular is being sent to all Shareholders. Registered Shareholders and duly appointed proxyholders will have the opportunity to attend the Meeting in person or virtually, and if virtually, submit questions, and vote, in person or in real time through a web-based platform. Non-registered or Beneficial Shareholders who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, in person or virtually, but will not be able to vote or ask questions. Beneficial Shareholders should follow the instructions on the forms they receive by their intermediaries so their Shares can be voted. See “Information Concerning the Meeting”.

Depositary

The Company has retained TSX Trust Company to act as depositary for the receipt of certificates in respect of Shares and related Letter of Transmittal. TSX Trust Company can be contacted by telephone at 800-387-0825 (toll-free in Canada and the United States) or 416-682-3860 (other countries).

Background to the Arrangement

See “The Arrangement – Background to the Arrangement” for a description of the background to the Arrangement.

Recommendation of the Special Committee

The Special Committee, having taken into account such matters as it considered relevant and after receiving external legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders, and unanimously recommended that the Board approve the Arrangement and recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed under “The Arrangement – Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company and after receiving external legal and financial advice and input of management of the Company.

Recommendation of the Board

After careful consideration and taking into account, among other things, the unanimous recommendation of the Special Committee, the Board, after receiving external legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, without limitation, the unanimous recommendation of the Special Committee and the factors listed below under “The Arrangement – Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Board of the business, financial condition and prospects of the Company and after receiving legal and financial advice and input of management of the Company.

Reasons for the Arrangement

The following summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes a summary of the material information and factors considered in approving the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Arrangement, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. Individual members of the Special Committee and the Board may have assigned different weights to different factors.

•

Compelling Value to Shareholders: the Consideration of C$40.50 per Share exceeds the price that the Shares have traded in the prior 52-week and three-year periods, is payable entirely in cash, and is the highest price reasonably available;

•

Fairness Opinions: Morgan Stanley and NBF each delivered a Fairness Opinion to the effect that, as of the date set forth therein and subject to the various assumptions, qualifications and limitations of the scope of review undertaken by such Financial Advisor set forth in its written opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement was fair from a financial point of view to such Shareholders;

•

Terms of the Arrangement Agreement: the terms of the Arrangement Agreement, including the Company’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are, in the judgment of the Board, after consultation with the Company’s legal counsel, reasonable;

•	Reasonable Likelihood of Completion: the Board believes that the Arrangement Agreement offers reasonable assurances as to the likelihood of consummation of the Arrangement;

•

Purchaser’s Ability to Pursue the Company’s Strategic Plan: the Purchaser, as an affiliate of Clearlake, has strong industry knowledge in the protective packaging and e-commerce ecosystems and can provide the operational and financial resources to accelerate the Company’s acquisition strategy;

•

Special Committee and Board Oversight: the Special Committee oversaw, reviewed and considered, and directly participated in the process that was conducted as well as the negotiation of, the Arrangement Agreement;

•	Shareholders and Court Approvals: the Arrangement will become effective only if it is approved by the Required Shareholder Approval and by the Superior Court of Québec;

•

Dissent Rights: Registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise dissent rights and, if ultimately successful, receive the fair value for their Shares, as determined by the Court;

•

Ability to Consider Acquisition Proposals and to Respond to and Accept a Superior Proposal: the Arrangement Agreement does not preclude unsolicited Acquisition Proposals from other parties which may be considered by the Board, subject to the terms of the Arrangement Agreement;

•

Ability to Change Recommendation: the Arrangement Agreement allows the Board to change its recommendation supporting the Arrangement at any time following the Board’s good faith determination, after consultation with its outside counsel and financial advisors, that an Acquisition Proposal constitutes a Superior Proposal or in response to an Intervening Event, subject to the terms of the Arrangement Agreement; and

•

Appropriateness of Deal Protection Measures and Termination Fees: the Company Termination Fee, the Purchaser’s right to match and other deal protection measures contained in the Arrangement Agreement are appropriate inducements to the Purchaser to enter into the Arrangement Agreement.

See “The Arrangement – Reasons for the Arrangement” for additional details.

Fairness Opinions

Morgan Stanley and NBF each provided a fairness opinion as described in greater detail under “The Arrangement – Fairness Opinions”. The complete texts of the Morgan Stanley Fairness Opinion and the NBF Fairness Opinion, are attached as Schedules C and D to this Circular, respectively. Shareholders are urged to read both Fairness Opinions in their entirety.

Arrangement Steps

Pursuant to the terms of the Plan of Arrangement, on the Effective Date, each of the following events shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in each case, unless stated otherwise, starting at the Effective Time (unless otherwise indicated):

(a)	At the Effective Time, the Shareholder Rights Plan Agreement of the Company shall be deemed to be terminated without any further act or formality on the part of the Company.

(b)

Following step (a) above, the Purchaser will provide by wire transfer of immediately available funds (i) a loan to the Company in an aggregate amount equal to all amounts required to repay and discharge certain of the Company’s debt (the “Debt Payoff Loan”), (ii) a loan to the Company equal to the aggregate amount payable under step (d) below (the “Option Payment Loan”), (iii) a loan to the Company equal to the aggregate amount payable under step (e) below (the “DSU Payment Loan”), (iv) a loan to the Company equal to the aggregate amount payable under step (f) below (the “PSU Payment Loan”) and (v) a loan to the Company equal to the aggregate amount payable under step (g) below (the “RSU Payment Loan”). The Debt Payoff Loan, the Option Payment Loan, the DSU Payment Loan, the PSU Payment Loan and the RSU Payment Loan will be evidenced by demand promissory notes issued by the Company to the lender thereof.

(c)	Following step (b) above, the Company will repay in full all amounts required to repay and discharge certain of the Company’s debt.

(d)

Following step (b) above, each Option outstanding immediately prior to the Effective Time that has not been exercised will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the excess, if any, of (i) the Consideration over (ii) the per Share exercise price of such Option as of the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes), and each such Option shall thereafter immediately be cancelled. For the avoidance of doubt, all Options outstanding as of the Effective Time that have a per Share exercise price equal to or exceeding the Consideration shall be cancelled automatically for no consideration.

(e)

Contemporaneously with step (d), each DSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the sum of (i) Consideration plus (ii) any dividend equivalents accrued in respect of such DSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes), and each such DSU shall thereafter immediately be cancelled.

(f)

Contemporaneously with step (d), each PSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company in the amount equal to the sum of (i) the product of (A) the Consideration multiplied by (B) the total number of Shares subject to such PSU, which if not earned prior to the Effective Time shall be calculated in accordance with the following sentence, plus (ii) any dividend equivalents accrued in respect of such PSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes), and each such PSU shall thereafter immediately be cancelled. With respect to each PSU for which the performance period has not been completed and/or performance has not yet been determined prior to the Effective Time, for purposes of this step, the total number of Shares subject to such PSU shall be determined by multiplying (i) the number of Shares subject to such PSU at target as set forth in the applicable award agreement by (ii) a percentage equal to 100% for each PSU granted on or after January 1, 2022 and equal to 175% for each PSU granted prior to such date.

(g)

Contemporaneously with step (d), each RSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the sum of (i) the Consideration plus (ii) any dividend equivalents accrued in respect of such RSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes), and each such RSU shall thereafter immediately be cancelled.

(h)

Following step (d), each outstanding Share, other than Shares held by Dissenting Shareholders, will be transferred by the Shareholders thereof to the Purchaser without any further authorization, act or formality by such Shareholders, in exchange for cash in the amount of C$40.50 per Share, and the Purchaser will thereafter be deemed to be the sole legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances and will be entered in the securities register of the Company as the sole holder thereof (and, for greater certainty, the Depositary shall deduct and withhold any amounts required to be deducted or withheld in respect of Taxes).

(i)

Contemporaneously with step (h), the outstanding Shares held by Dissenting Shareholders shall be deemed to be transferred by the Shareholders thereof to the Purchaser without any further authorization, act or formality by such Shareholders, in consideration for the right to receive an amount determined and payable in accordance with the Plan of Arrangement, and the names of such Shareholders will be removed from the register of Shareholders, and the Purchaser will be recorded as the registered Shareholder so transferred and will be deemed to be the sole legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances, such that following the transactions contemplated by step (h) and this step (i), the Purchaser shall be the legal and beneficial owner of 100% of the Shares.

(j)

After giving effect to step (d) to (i) above, (i) each holder of an Option, DSU, PSU or RSU shall cease to be a holder of such option or unit, as the case may be, (ii) each such holder’s name shall be removed from each applicable register, (iii) the Company’s option plan, the Company’s performance and restricted share unit plan and the Company’s deferred share unit plan, as well as any and all agreements, arrangements and understandings relating to any and all of the Option, DSU, PSU or RSU shall be terminated and shall be of no further force and effect, and (iv) any right to acquire any (and any other right in) Company Securities, including Shares, securities convertible into Shares, Options, DSUs, RSUs and PSUs (and other than pursuant to the Arrangement Agreement), shall immediately be extinguished for no consideration.

The Plan of Arrangement is attached as Schedule B to this Circular and a copy of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. See “The Arrangement”.

The following steps must be taken in order for the Arrangement to become effective: (a) the Required Shareholder Approval must be obtained, (b) the Court must grant the Final Order approving the Arrangement, (c) all other conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party, including the receipt of the Required Regulatory Approvals, and (d) the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director. Assuming completion of all these steps, it is currently anticipated that the Arrangement will be completed in the third quarter of 2022.

In the event that the Arrangement does not proceed for any reason, including because it does not receive the Required Shareholder Approval or Court approval, the Company will continue as a publicly-traded company.

Required Shareholder Approval

To be effective, the Arrangement Resolution must be approved by at least (i) 66 2/3% of the votes cast by Shareholders present (virtually or in person) or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Shareholders present (virtually or in person) or represented by proxy and entitled to vote at the Meeting, excluding our President and CEO.

The Arrangement Resolution must be passed in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date. See “The Arrangement – Required Shareholder Approval”.

Voting Agreements

All of the directors of the Company, who collectively own or exercise control or direction over approximately 4.6% of the Shares, have entered into Voting Agreements pursuant to which they have agreed to, among other things, (i) vote their Shares in favour of the Arrangement Agreement, (ii) support the completion of the Arrangement, (iii) vote against any proposed action or agreement which could reasonably be expected to adversely affect, materially delay or interfere with the completion of the Arrangement, and (iv) vote all of their Shares entitled to vote against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated thereby. See “The Arrangement – Voting Agreements”.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under Section 192 of the CBCA. A copy of the Notice of Application applying for the Final Order approving the Arrangement is attached hereto as Schedule E. Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about May 13, 2022 at 9:00 am (EDT) in the Court located at 1 Notre-Dame Street East, Montreal, Québec, H2Y 1B6, or as soon thereafter as is reasonably practicable. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See “The Arrangement – Court Approval of the Arrangement and Completion of the Arrangement”.

Canadian Securities Law Matters

Business Combination Under MI 61-101

The Company is a reporting issuer in each of the provinces and territories of Canada, and accordingly is subject to the requirements of MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding certain interested or related parties and their joint actors and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) that terminate the interests of equity securityholders without their consent (regardless of whether the equity security is replaced with another security). MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101) is entitled to receive a “collateral benefit” (as defined in MI 61-101), in connection with an arrangement, such transaction may be considered a “business combination” for the purposes of MI 61-101 and as a result such related party will be an “interested party” (as defined in MI 61-101). A “related party” includes a director, senior officer and a shareholder holding over 10% of the issued and outstanding shares of the issuer, or affiliates of the foregoing.

If the Arrangement is completed, directors and executive officers will be entitled, as will all other holders, to accelerated vesting of awards issued under the Company’s incentive plans, and certain executive officers will be entitled to retention incentive payments in connection with the Arrangement pursuant to employment agreements and other agreements entered into with the Company. See “The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”.

The Arrangement is a “business combination” for the purposes of MI 61-101 because one “related party” (as defined in MI 61-101) will, directly or indirectly, receive a “collateral benefit” (as defined in MI 61-101) as a consequence of the Arrangement. Gregory Yull, our President and CEO, is deemed to be receiving a “collateral benefit” since none of the exceptions provided for in MI-61-101 applies to his situation, given that: (a) he beneficially owns or exercises control or direction over more than 1% of the outstanding Shares; and (b) the aggregate value of the collateral benefits that he will be entitled to receive in connection with the Arrangement is greater than 5% of the value of the Consideration that he will receive under the Arrangement in respect of the Shares that he beneficially owns.

Since the Arrangement is a “business combination”, the Arrangement Resolution will require “minority approval” in accordance with MI 61-101. See “The Arrangement—Required Shareholder Approval.”

However, the Company is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) is, as a consequence of the Arrangement, directly or indirectly acquiring the Company or its business or combining with the Company, whether alone or with joint actors, and there is no “connected transaction” that would qualify as a “related party transaction” (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation. See “The Arrangement—Canadian Securities Law Matters”.

Arrangement Agreement

On March 7, 2022, the Company and the Purchaser entered into the Arrangement Agreement under which the parties agreed, subject to certain terms and conditions, to complete the Arrangement. This Circular contains a summary of certain provisions of the Arrangement Agreement, which summary is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is available as under the Company’s profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov. See “The Arrangement Agreement”.

Parties to the Arrangement

The Company

The Company is incorporated under, and governed by, the laws of Canada. The Company is a leading manufacturer of tapes, films and protective packaging operating in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe. The Company employs approximately 4,100 people and has corporate offices in Montreal, Québec and Sarasota, Florida.

The Purchaser and the Guarantors

The Purchaser is incorporated under the laws of the province of British Columbia and was formed solely for the purpose of consummating the Arrangement. The Guarantors are all affiliated with Clearlake Capital Group, L.P. (“Clearlake”). Clearlake is an investment firm operating integrated businesses across private equity, credit, and other related strategies. With a sector-focused approach, the firm seeks to partner with management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, consumer, and technology. Clearlake currently has over $60 billion of assets under management, and its senior investment principals have led or co-led over 300 investments. The firm has offices in Santa Monica and Dallas.

Each of Clearlake Capital Partners V, L.P., Clearlake Capital Partners V (USTE), L.P., Clearlake Capital Partners V (Offshore), L.P., Clearlake Capital Partners VII, L.P. and Clearlake Flagship Plus Partners Master Fund, L.P. (the “Guarantors”) are funds affiliated with Clearlake and have entered into an equity commitment letter with the Purchaser pursuant to which the Guarantors have committed to provide the Purchaser with up to $1.0 billion, in the aggregate, to consummate the Arrangement, subject to and in accordance with the terms of the Arrangement Agreement. The Guarantors have also provided a limited guarantee to the Company pursuant to which each Guarantor has guaranteed certain obligations of the Purchaser under the Arrangement Agreement, including payment of the Purchaser Termination Fee, up to an aggregate maximum amount of $147 million, subject to and in accordance with the terms of the Arrangement Agreement.

Payment of Consideration

In order for a Registered Shareholder to receive the Consideration for each Share held, following the Effective Time, such Registered Shareholder must deposit the certificate(s) representing his, her or its Shares with the Depositary (or the equivalent (such as DRS advices) for Shares in book-entry form). The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates for Shares (or the equivalent for Shares in book-entry form) deposited for payment pursuant to the Arrangement. The Consideration will be denominated in Canadian dollars. A Shareholder may request that its Consideration be paid in U.S. dollars instead of Canadian dollars by checking the applicable box on the Letter of Transmittal. In that case, the risk of any fluctuations in the exchange rate, including risks relating to the particular date and time at which funds are converted, will be borne solely by such Shareholder, and all costs incurred with the currency conversion will be for the Shareholder’s sole account and at such Shareholder’s sole risk and expense. See “The Arrangement Agreement – Procedure for Exchange of Share Certificates or DRS Advices by Shareholders” and “Payment of Consideration”.

The form of Letter of Transmittal is attached hereto as Schedule J. Registered Shareholders can also find a copy of the Letter of Transmittal under the Company’s profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov.

Only Registered Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Shareholder holding your Shares through an intermediary, you should contact that intermediary for instructions and assistance and carefully follow any instructions provided to you by such intermediary.

TSX Trust Company can be contacted by telephone at 800-387-0825 (toll-free in Canada and the United States) or 416-682-3860 (other countries).

Termination Fees

The Arrangement Agreement requires that the Company pay the Company Termination Fee in certain circumstances. The Arrangement Agreement requires that the Purchaser pay the Purchaser Termination Fee in certain circumstances. See “The Arrangement Agreement –Termination Fees”.

Dissent Rights

Pursuant to the Plan of Arrangement and the Interim Order, only Registered Shareholders may exercise, pursuant to and in the manner set forth in Section 190 of the CBCA, Dissent Rights in connection with the Arrangement Resolution, as modified and supplemented by the Interim Order and the Plan of Arrangement. There can be no assurance that a Dissenting Shareholder will receive consideration for his, her or its Shares of equal or greater value to the Consideration such Shareholder would have received on completion of the Arrangement if such Shareholder did not exercise its Dissent Rights.

Only Registered Shareholders are entitled to dissent. Shareholders should carefully read the section in this Circular titled “Information Concerning the Meeting – Dissent Rights of Shareholders” if they wish to exercise Dissent Rights and seek their own legal advice as failure to strictly comply with the dissent procedures in Section 190 of the CBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, will result in the loss or unavailability of the right to dissent. See Schedules H and I to this Circular for a copy of the Interim Order and certain information relating to the Dissent Rights.

Certain Canadian Federal Income Tax Considerations and Certain U.S. Federal Income Tax Considerations

This Circular contains a summary of certain Canadian and U.S. federal income tax considerations generally applicable to certain Shareholders who, under the Arrangement, dispose of one or more Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. All Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state or local Tax considerations of the Arrangement. This Circular does not address the Tax consequences of the Arrangement to holders of Options, DSUs, PSUs and RSUs. Such holders should consult their own tax advisors in this regard.

Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

* * *

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Shareholders will be asked to:

1.

consider, pursuant to an interim order of the Superior Court of Québec, dated March 29, 2022 (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a proposed plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to an arrangement agreement dated March 7, 2022, (the “Arrangement Agreement”) entered into between 1351693 B.C. Ltd. (the “Purchaser”), a British Columbia corporation and an affiliate of Clearlake Capital Group L.P., and the Company, to effect among other things, the acquisition by the Purchaser of all of the outstanding common shares of the Company (the “Shares”) in exchange for C$40.50 cash per Share (less any applicable withholding taxes and without interest). The full text of the Arrangement Resolution is set forth in Schedule A and the full text of the Plan of Arrangement is set forth in Schedule B to the accompanying management information circular (the “Circular”);

2.	receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2021 and the auditor’s report thereon;

3.	elect directors of the Company to hold office until the earlier of the closing of the Arrangement or the close of the next annual meeting;

4.	appoint the auditor and authorize the directors to fix its remuneration;

5.

consider, and if deemed advisable, adopt a “Say on Pay” resolution in the form annexed as Schedule F to the Circular to accept, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Executive Compensation – Compensation Discussion and Analysis” in this Circular;

6.

consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule G to the accompanying Circular to approve the continuation of the Shareholder Rights Plan agreement of the Company; and

7.	transact such other business as may properly be brought before the Meeting.

Date, Time and Place of Meeting

The Meeting will be held Wednesday, May 11, 2022 at 9:00 a.m. (EDT). To address public health measures arising from the unprecedented public health impact of the COVID-19 pandemic, and to limit and mitigate risks to the health and safety of communities, Shareholders, employees and other stakeholders, the Meeting will be held on Wednesday, May 11, 2022 at 9:00 a.m. (EDT) as a hybrid meeting with a physical location at the Fairmont Royal York, 100 Front St West, Toronto, Ontario, Canada and the ability to participate virtually, via live webcast at https://web.lumiagm.com/488452910 and using the following password: intertape2022 (case sensitive). The hybrid Meeting will be accessible online starting at 8:00 a.m. (EDT) on May 11, 2022. See “Information Concerning the Meeting”. The Board has fixed the close of business on March 25, 2022 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy.

Solicitation of Proxies by Management

The solicitation of proxies will be made primarily by mail. However, directors, officers, employees and representatives of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company. The Company has also engaged Kingsdale as its strategic shareholder advisor and proxy solicitation agent, and will pay fees of approximately $50,000 to Kingsdale for the advisory and proxy solicitation services in addition to a success fee and out-of-pocket expenses. Kingsdale can be reached by telephone, toll-free in North America at 1-855-682-9437 or at 416-867-2272 outside of North America (collect call) or by e-mail at contactus@kingsdaleadvisors.com.

Availability of Proxy Materials

The Company is not relying on the notice-and-access delivery procedures outlined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer to distribute copies of the proxy-related materials in connection with the Meeting. As a result, all Shareholders will receive paper copies of the Circular and related materials via prepaid mail, which includes both Shareholders who hold their shares directly in their respective names (“Registered Shareholders”) and Shareholders who hold their shares indirectly in the name of intermediaries and not registered in their respective names (“Beneficial Shareholders”).

Websites Where Proxy-Related Materials are Posted

The Proxy-Related Materials are available on the Company’s website at www.itape.com and under the Company’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All Shareholders are reminded to review the Proxy-Related Materials, including this Circular, before voting. “Proxy-Related Materials” refers to this Circular, the Notice of Meeting, a form of proxy and the Company’s 2021 annual report containing the Company’s annual audited consolidated financial statements as of and for the year ended December 31, 2021 and the related Management’s Discussion and Analysis.

Appointment and Revocation of Proxies

General

As mentioned above, Shareholders may be “Registered Shareholders” or “Beneficial Shareholders”. If Shares are registered in the name of the owner of the Shares, the Shares are said to be owned by a “Registered Shareholder”. If Shares are registered in the name of an intermediary and not registered in the Shareholder’s name, the Shares are said to be owned by a “Beneficial Shareholder” (or a “non-registered Shareholder”). An intermediary is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates. The instructions provided below set out the different procedures for voting Shares at the Meeting to be followed by Registered Shareholders and Beneficial Shareholders.

The persons named in the enclosed instrument appointing a proxyholder are officers or directors of the Company. Shareholders have the right to appoint a person or company (who need not be a Shareholder) to attend and act for them at the Meeting other than the persons designated in the enclosed form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. Shareholders who have given a proxy also have the right to revoke it insofar as it has not been exercised. The right to appoint an alternate proxyholder and the right to revoke a proxy may be exercised by following the procedures set out below under “Registered Shareholders” or “Beneficial Shareholders”, as applicable.

If any Shareholder receives more than one proxy or VIF, it is because that Shareholder’s Shares are registered in more than one form. In such cases, Shareholders should sign and submit all proxies or VIFs received by them in accordance with the instructions provided.

Registered Shareholders

Registered Shareholders have two methods by which they can vote their Shares; namely during the Meeting (virtually or in person) or by proxy. To assure representation at the Meeting, Registered Shareholders are encouraged to return the proxy included with this Circular. Sending in a proxy will not prevent a Registered Shareholder from voting during the Meeting. If a proxy is sent by a Registered Shareholder and the Registered Shareholder subsequently votes at the Meeting, the vote will be taken and counted at the Meeting and the proxy will be deemed to have been revoked. Registered Shareholders who do not plan to attend the Meeting or do not wish to vote during the Meeting can vote by proxy in advance of the Meeting.

To be valid, the duly completed form of proxy must be deposited at the offices of TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 prior to 12:00 p.m. (EDT) on May 9, 2022. The cut-off time for depositing proxies may be waived by the Chair of the Meeting at his sole discretion without notice. A Registered Shareholder may return the completed proxy as follows:

(a)	by mail in the enclosed envelope;

(b)

by the Internet by accessing the following internet site: www.tsxtrust.com/vote-proxy and entering the personalized 13-digit e-voting control number printed on the form of proxy and following the instructions on the website;

(c)	by fax to 416-368-2502 or toll-free in Canada and the United States to 866-781-3111;

(d)	by telephone by calling 888-489-7352 as described on the enclosed proxy;

(e)	by e-mail by completing and scanning the proxy and e-mailing it to proxyvote@tmx.com;

(f)

by registered mail to the attention of TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by hand or courier to TSX Trust Company, Attention: Proxy Department, 1170 Birchmount Rd, Scarborough, ON M1P 5E3.

To exercise the right to appoint a person or company to attend and act for the Registered Shareholder at the Meeting, such Registered Shareholder insert the name of the alternate appointee in the blank space provided for that purpose, and return a duly executed copy of the form of proxy as hereinabove mentioned. The instrument appointing a proxyholder must be executed by the Registered Shareholder or by his or her attorney authorized in writing or, if the Registered Shareholder is a corporate body, by its authorized officer or officers.

In addition, if the Registered Shareholder’s proxyholder intends to attend the Meeting online, the Registered Shareholder MUST ALSO complete (or have his proxyholder complete) the online form available at www.tsxtrust.com/control-number-request or call TSX Trust Company at 866-751-6315 (toll-free in Canada and the United States) or 212-235-5754 (other countries) prior to 12:00 p.m. (EDT) on May 9, 2022 and provide TSX Trust Company with the required proxyholder contact information. Upon receipt TSX Trust Company will provide the proxyholder with a proxyholder Control Number via e-mail, which can be used to access the online Meeting.

In any case, Registered Shareholders (or their duly appointed proxyholders) who wish to attend the Meeting virtually must go to https://web.lumiagm.com/488452910 on the date and at the time of the Meeting, enter the following password: intertape2022 and enter their Control Number (or, in the case of duly appointed proxyholders, the proxyholder Control Number received via e-mail from TSX Trust Company, as discussed in the paragraph immediately above).

To exercise the right to revoke a proxy, in addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it by instrument in writing, executed by the Shareholder or his or her attorney authorized in writing, or if the Shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited: (i) with TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 at any time up to and including prior to 12:00 p.m. (EDT) on May 9, 2022, or (ii) with the Chair of the Meeting on the date of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

Shareholders who have any questions should contact IPG’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Beneficial Shareholders

Beneficial Shareholders may vote in the following ways:

(a)

by the Internet by going to the website at www.proxyvote.com and following the instructions on the screen. The Shareholder’s voting instructions are then conveyed electronically over the Internet. Shareholders will need the Control Number found on their VIF;

(b)	by telephone by calling the number located on such Shareholder’s VIF. Shareholders will need the Control Number found on their VIF; or

(c)	by mail by completing the VIF as directed and returning it in the business reply envelope provided by the Shareholder’s nominee’s cut-off date and time.

In any case, Beneficial Shareholders should review the terms of, and voting instructions set forth in, the VIF they receive in connection with the Meeting.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Shares in that capacity by appointing itself as proxyholder.

Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the Registered Shareholder or who wish to appoint a person other than a person named in the form of proxy included herewith to vote their Shares at the Meeting should follow the instructions found on the VIF (in addition to the below instructions for Beneficial Shareholders who wish to attend the Meeting online or wish to appoint a person other than a person named in the form of proxy included herewith to attend the Meeting online).

Beneficial Shareholders who wish to attend the Meeting online or wish to appoint a person other than a person named in the form of proxy included herewith to attend the Meeting online MUST complete (or have their proxyholder complete) the online form available at www.tsxtrust.com/control-number-request, or call TSX Trust Company at 866-751-6315 (toll-free in Canada and the United States) or 212-235-5754 (other countries) prior to 12:00 p.m. (EDT) on May 9, 2022, and provide TSX Trust Company with the required proxyholder contact information. Upon receipt, TSX Trust Company will provide the Beneficial Shareholder (if such Beneficial Shareholder wishes to appoint itself as proxyholder) or the third party proxyholder with a proxyholder Control Number via e-mail, which can then be used to access the online Meeting.

In any case, to attend the Meeting virtually, Beneficial Shareholders who have duly appointed themselves as proxyholder and third party proxyholders who have been duly appointed by Beneficial Shareholders must go to https://web.lumiagm.com/488452910 on the date and at the time of the Meeting, enter the following password: intertape2022, and enter their proxyholder Control Number received via e-mail from TSX Trust Company.

Furthermore, the Company notes that Beneficial Shareholders located in the United States who wish to attend and vote at the Meeting online (or, if permitted, appoint a person other than a person named in the form of proxy included herewith) MUST:

•

FIRST obtain a valid legal proxy from their broker, bank, agent or other intermediary. Such U.S. Beneficial Shareholders are encouraged to follow the instructions from their broker, bank, agent or other intermediary included with these proxy materials to obtain and submit a legal proxy form, or contact their broker, bank, agent or other intermediary to request a legal proxy form.

•

SECOND, submit a copy of their legal proxy and requests for registration by mail to the attention of the Proxy Department of TSX Trust Company at 1170 Birchmount Rd, Scarborough, ON M1P 5E3 or by e-mail at proxyvote@tmx.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 12:00 p.m. (EDT) on May 9, 2022.

•

THIRD, AND FINALLY, complete (or, if permitted, have their proxyholder complete) the online form available at www.tsxtrust.com/control-number-request, or call TSX Trust Company at 866-751-6315 (toll-free in Canada and the United States) or 212-235-5754 (other countries) prior to 12:00 p.m. (EDT) on May 9, 2022, to obtain a proxyholder Control Number, as discussed above.

U.S. Beneficial Shareholders will receive a confirmation of their registrations by email after TSX Trust Company receives all registration materials. You should contact TSX Trust Company or your broker, bank, agent or other intermediary if you have any questions and for additional details regarding voting procedures.

The Company may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders with voting their Shares over the telephone. Alternatively, Kingsdale Advisors may contact such Beneficial Shareholders to assist them with conveniently voting their Shares directly over the phone. Shareholders who have any questions should contact IPG’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Meeting Materials Received by Beneficial Shareholders from Intermediaries

The Company has distributed copies of the Meeting materials to intermediaries for distribution to Beneficial Shareholders. Intermediaries are required to deliver the Meeting materials to all Beneficial Shareholders of the Company who have not waived their right to receive these materials, and to seek instructions as to how to vote Shares. Often, intermediaries will use a service company (such as, for example, Broadridge Financial Solutions, Inc.) to forward the Meeting materials to Beneficial Shareholders.

Beneficial Shareholders who receive the Meeting materials will typically be given the ability to provide voting instructions in one of two ways:

(a)

Generally, a Beneficial Shareholder will be given a VIF which must be completed and signed by the Beneficial Shareholder in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for Registered Shareholders cannot be used and the instructions provided by the intermediary must be followed.

(b)

Occasionally, a Beneficial Shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Shares owned by the Beneficial Shareholder but is otherwise not completed. This form of proxy need not be signed by the Beneficial Shareholder but must be completed by the Beneficial Shareholder and returned to TSX Trust Company in the manner described above for Registered Shareholders.

The purpose of these procedures is to allow Beneficial Shareholders to direct the proxy voting of the Shares that they own but that are not registered in their name. Should a Beneficial Shareholder who receives either a form of proxy or a VIF wish to attend and vote at the hybrid Meeting either virtually or in person (or have another person attend and vote on its behalf), the Beneficial Shareholder should strike out the persons named in the form of proxy as the proxyholder and insert the Beneficial Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions provided by the intermediary, and follow the additional instructions discussed in this Circular for non-registered Shareholders to attend the Meeting. In either case, Beneficial Shareholders who received Meeting materials from their intermediary should carefully follow the instructions provided by the intermediary.

To exercise the right to revoke a proxy, a Beneficial Shareholder who has completed a proxy (or a VIF, as applicable) should carefully follow the instructions provided by the intermediary.

Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the Beneficial Shareholder with respect to the voting of certain Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such “non-votes” will, however, be counted in determining whether there is a quorum at the Meeting.

Exercise of Discretion by Proxies

Where a choice is specified, the Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or ballot that may be called. Where no choice is specified, the proxy will confer discretionary authority. Accordingly, in the absence of any direction to the contrary, Shares represented by properly-executed proxies in favour of the Persons designated in the enclosed form of proxy will be voted FOR the: (i) Arrangement Resolution, (ii) election of directors, (iii) appointment of the auditor and authorization of the directors to fix its remuneration, (iv) resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed in this Circular, and (v) resolution approving the continuation of the Shareholder Rights Plan agreement of the Company, the whole as stated under such headings in this Circular.

The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case, it is their intention to vote in accordance with the recommendations of the Board of Directors of the Company (the “Board”).

Shareholders Entitled to Vote

As of March 25, 2022, there were 59,284,947 Shares issued and outstanding. Each Share entitles the holder thereof to one vote. The Company has fixed the close of business on March 25, 2022 as the record date (the “Record Date”) for the purpose of determining Shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act (the “CBCA”), the Company is required to prepare, no later than ten days after the Record Date, an alphabetical list of Shareholders entitled to vote as of the Record Date that shows the number of Shares held by each Shareholder. A Shareholder whose name appears on the list referred to above is entitled to vote the Shares shown opposite the Shareholder’s name at the Meeting. The list of Shareholders is available for inspection during usual business hours at the registered office of the Company, 800 Place Victoria, Suite 3500, Montreal, Québec H4Z 1E9 and at the Meeting.

THE ARRANGEMENT

Background to the Arrangement

The Board routinely evaluates the Company’s performance, future growth prospects, business alternatives and overall strategic direction as part of its ongoing evaluation of developments in the marketplace and industry in which it operates and examines and considers ways to strengthen the Company’s business and enhance shareholder value. This includes strategic planning in terms of product offerings, operations, expansion into new product lines or geographies, whether through organic means or by acquisitions, its needs, sources and uses of capital and its performance and status as a public company.

The Company also has a proactive merger and acquisition (“M&A”) program. In the past five years, the Company has completed a number of strategic and accretive acquisitions that have served to grow its business. As an active participant in the M&A market, management and the Board have developed a well-informed knowledge of the market and industry in which the Company operates, generally, and of the M&A market, in particular.

The Company has in the past been approached by a small number of financial and strategic buyers that have expressed a potential interest in exploring a transaction to acquire the Company. However, on those occasions, the Board determined that such approaches were not in the best interest of the Company or did not value the Company in an appropriate way.

In October of 2021, the Company received unsolicited, non-binding indications of interest from two financial parties. Following the receipt of the two unsolicited, non-binding expressions of interest, the Board met to discuss the proposals in the context of the Company’s business, performance and prospects and considered and resolved to obtain guidance from a financial advisor. At a meeting of the Board later in October, members of the Board received a presentation from Morgan Stanley & Co. LLC. (“Morgan Stanley”) and subsequently retained Morgan Stanley to serve as the Company’s financial advisor. At that meeting, the Board constituted the special committee of the Board comprised of independent directors James Pantelidis, Chris Cawston, Jane Craighead and Frank Di Tomaso (the “Special Committee”), and it was determined that it would be appropriate to have Morgan Stanley conduct a limited initial confidential outreach to gauge the interest that a select group of parties may have in a potential transaction with the Company. Additional meetings of the Special Committee and of the Board were held during November and December of 2021, including participation by representatives of Morgan Stanley, as well as Fasken Martineau DuMoulin LLP (“Fasken”) and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), Canadian and U.S. counsel to the Company, respectively.

In November and December of 2021, 18 parties were contacted in different stages by Morgan Stanley, initially comprised of financial parties (including the two parties that had provided unsolicited, non-binding expressions of interest in October of 2021) with a number of potential strategic parties subsequently being contacted to determine their potential interest in the Company and to gauge the potential for a process regarding the sale of the Company. The parties signed non-disclosure and standstill agreements and were provided with initial information regarding the Company. In mid-December, initial indications of interest were received from seven financial parties, of which five were invited to proceed with a further due diligence phase. At a meeting of the Board in December of 2021, the Board, following a meeting of and recommendation by the Special Committee, determined that it was in the best interest of the Company to proceed with a process. Five additional financial parties were contacted and asked to provide indications of interest by mid-January. Of those five parties, two parties submitted indications of interest and were selected to proceed to a further stage of due diligence. Of the strategic parties, one submitted a proposal.

In all, ten parties submitted initial expressions of interest, including the Purchaser. Of the ten parties that submitted expressions of interest, eight parties were invited to continue in the process based on the price indicated in their respective expressions of interest and other relevant factors. The parties invited to continue in the process were provided access to due diligence material as well as an opportunity to meet with management.

Of the eight parties that were invited to proceed to the next phase of the process, four parties submitted revised proposals, including the Purchaser. The strategic party declined to submit a revised proposal.

Of the four revised proposals received, two were selected, based on all relevant factors and invited to proceed to a final stage where further due diligence including site-visits, in-person meetings with management of the Company and confirmatory due diligence were conducted. The two parties that were selected were also provided with a draft Arrangement Agreement and asked to provide a final proposal and a mark-up of the draft Arrangement Agreement by March 4, 2022.

On February 25, 2022, National Bank Financial Inc. (“NBF”) was retained to act as an independent financial advisor to the Board and to provide the NBF Fairness Opinion on a fixed-fee, non-contingent basis.

On March 4, 2022, final proposals were received from the Purchaser and another financial party. The proposal of the Purchaser provided for a price of C$40.00 per Share and included a mark-up of the draft Arrangement Agreement as well as equity and debt commitment papers in a form ready to be executed, a statement that due diligence was completed and a demand for three Business Days of exclusivity to complete agreements. The proposal received from the other party provided for a price per Share that was below that of the Purchaser and included an initial mark-up of the draft Arrangement Agreement as well as statements that confirmatory due diligence and financing papers could be finalized by March 11, 2022.

On March 5, 2022, the Special Committee met, followed by a meeting of the Board later in the day. Later on March 5, as directed by the Board, Morgan Stanley had further discussions with the Purchaser regarding an increase to its price per Share. The Purchaser proposed a final price of C$40.50 per Share.

Between the evening of March 5 and March 7, 2022, legal counsel to the Company negotiated the terms and provisions of the Arrangement Agreement, Voting Agreements and related documents with Stikeman Eliott LLP and Kirkland & Ellis LLP, Canadian and U.S. legal counsel to the Purchaser, respectively.

During the period from October 2021 to March 7, 2022, the Special Committee met 14 times and the Board met 12 times, holding extensive discussions at relevant points of the process, both with its legal and financial advisors and in camera. The Special Committee consulted with and involved members of management where needed and appropriate and the in camera sessions excluded the management Board member where appropriate. In addition, the Chair of the Special Committee was in regular communication with representatives of Morgan Stanley and legal counsel as well as with the other Board members, as needed, to ensure that all members of the Board had current information with respect to the Company and the process. On the evening of March 7, 2022, the Special Committee and the Board held meetings at which representatives of Paul, Weiss, Fasken, Morgan

Stanley and NBF participated. Paul, Weiss and Fasken provided an overview of the terms of the Arrangement Agreement, Plan of Arrangement and timeline for a transaction. Representatives of Morgan Stanley provided a presentation on the process as a whole and each of Morgan Stanley and NBF provided an oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications, and limitations of the scope of review undertaken by such Financial Advisor set forth in its written opinion, the Consideration to be received by Shareholders pursuant to the Arrangement was fair from a financial point of view to such Shareholders.

Following discussion and taking into account the process conducted, the terms of the Arrangement Agreement, the advice received from the Financial Advisors and legal counsel, as well as all of the factors set out below under the heading “Reasons for the Arrangement”, upon the unanimous recommendation of the Special Committee, the Board unanimously determined that the Arrangement is fair to the Shareholders, unanimously determined that it is in the best interests of the Company to enter into the Arrangement Agreement, approved the execution, delivery and performance of the Arrangement Agreement and the consummation of the transactions contemplated thereby, and resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution. Legal counsel to the Company then finalized the Arrangement Agreement and Voting Agreements with legal counsel to the Purchaser. The Arrangement Agreement and Voting Agreements were executed later that evening and the Company issued a press release before the opening of markets on March 8, 2022, announcing the execution of the Arrangement Agreement.

Recommendation of the Special Committee

As described above under “Background to the Arrangement”, the Special Committee established by the Board had responsibility to oversee the process and review and consider the Arrangement and make a recommendation to the Board with respect to the Arrangement. The Special Committee is comprised entirely of independent directors. It met 14 times as a committee with its members and advisors present, and in other instances, with management and the full Board present, where appropriate.

The Special Committee, after careful consideration, having taken into account such matters as it considered relevant and after receiving external legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders, and unanimously recommended that the Board approve the Arrangement and recommends that the Shareholders vote in favour of the Arrangement Resolution.

In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed below under “Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of its knowledge of the business, financial condition and prospects of the Company and after receiving external legal and financial advice and input of management of the Company.

Recommendation of the Board

After careful consideration and taking into account, among other things, the unanimous recommendation of the Special Committee, the Board, after receiving external legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, without limitation, the unanimous recommendation of the Special Committee and the factors listed below under “Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Board of the business, financial condition and prospects of the Company and after receiving external legal and financial advice and input of management of the Company.

Reasons for the Arrangement

The following summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes the material information and factors considered in approving the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Arrangement, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. Individual members of the Special Committee and the Board may have assigned different weights to different factors.

In the course of reaching its determination, the Special Committee and the Board considered various substantive factors and benefits of the Arrangement, each of which the Special Committee believed supported its recommendation to the Board and the Board believed supported its determination to enter into the Arrangement Agreement. These factors include (not in order of importance):

•	Compelling Value to Shareholders

•	Significant Premium over Market Price.

The Consideration of C$40.50 per Share exceeds the price that the Shares have traded in the prior 52-week and three-year periods and represents a premium of approximately 66% to the 30 trading-day volume-weighted average trading price for the Shares on the TSX prior to the date the Arrangement Agreement was executed, a premium of approximately 82% to the closing price of the Shares on the TSX on March 7, 2022, the date prior to the announcement of the Arrangement and a premium of approximately 23% to the 52-week high trading price of the Shares on the TSX.

•	Cash Consideration and Immediate and Certain Liquidity.

The Consideration to be received by Shareholders pursuant to the Arrangement is payable entirely in cash and provides Shareholders with immediate liquidity and certainty of value for their investment, and removes the risks and volatility associated with owning Shares of an independent, publicly traded company.

•	Value Offered under Arrangement More Favourable than Other Available Alternative & Highest Actionable Proposal and Arm’s-Length Negotiations.

As part of the process initiated by the Board, 18 parties were contacted, and the duration of the process provided ample time for any interested party to appropriately assess the opportunity. The Board concluded that C$40.50 per Share price offered by the Purchaser was the highest price reasonably available. Furthermore, the terms of the Arrangement Agreement were significantly negotiated and the Board believed are the most favourable that the Purchaser would be willing to agree to based on, among other things, extensive arm’s-length negotiations, including the fact that the Board was able to negotiate a price increase from C$40.00 per Share to C$40.50 per Share. Furthermore, the Consideration to be received by Shareholders in the Arrangement was greater than the other party’s final proposal. Based on the process conducted (as described above under “Background to the Arrangement”), as well as the Board’s knowledge of the industry and M&A experience, the Board concluded that there was no significant likelihood that another potential party would acquire 100% of the Shares at a price in excess of C$40.50 per Share and on as favourable terms.

The Board concluded, after consultation with the Company’s management, that the value offered to Shareholders under the Arrangement is more favourable to Shareholders than the value that could potentially result from other alternatives reasonably available to the Company, including a continuation of the status quo as a standalone entity, within a reasonable foreseeable timeframe. In particular, the Board concluded that, on a risk adjusted basis, there was no certainty that the future trading price of the Shares would yield greater value to Shareholders relative to the Consideration to be received by Shareholders pursuant to the Arrangement. In fact, all proposals received in the process exceeded recent and longer-term trading values of the Company.

While there can be no certainty as to the ability to execute on a strategic plan, the Board considered the risks and challenges involved in the Company continuing to pursue its strategic plan, as an independent, publicly-traded company, taking into account relevant execution risks, completion uncertainty and other factors deemed relevant by the Special Committee and the Board, including, but not limited to:

–	the war in Ukraine, the further risk of an escalation in hostilities, and the resulting impact on global financial and commodity markets;

–	inflation, including the increasing cost of commodities, and in particular the recent increases in the price of oil;

–	industry trends affecting the packaging industry as a whole, including delay and disruption in the supply-chain;

–	significant customer concentration and ability to pass through cost increases given largely “at will” pricing with customers;

–

ongoing execution of a historically high number of growth initiatives, including large capital expenditure projects and acquisitions, the successful execution of which is necessary to deliver upon the Company’s forecasted growth; and

–

risks associated with ongoing operational execution, including manufacturing capacity availability, raw material and labor availability, competition from existing industry participants, threat of new entrants, employee retention, product liability, and others.

•	Fairness Opinions

The Special Committee and Board took into consideration the fact that each of Morgan Stanley and NBF delivered a fairness opinion to the Board (the “Morgan Stanley Fairness Opinion” and the “NBF Fairness Opinion”, respectively, and collectively, the “Fairness Opinions”).

Morgan Stanley rendered to the Board its oral opinion, subsequently confirmed by delivery of a written opinion dated March 7, 2022, stating that, as of March 7, 2022, and, based upon and subject to the various assumptions, limitations and qualifications on the scope of review undertaken by Morgan Stanley, set forth in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement was fair from a financial point of view to such Shareholders. The Special Committee and Board also took into account the fact that NBF, which was compensated on a fixed fee basis that is payable regardless of the conclusions set forth in its Fairness Opinion or whether the Arrangement is completed, delivered the NBF Fairness Opinion that stated that, as of March 7, 2022, and, based upon and subject to the various assumptions made, procedures followed, matters considered and the scope of review undertaken as set forth in such opinion and such other matters that NBF considered relevant, the Consideration to be received by the Shareholders pursuant to the Arrangement was fair from a financial point of view to such Shareholders. See “The Arrangement – Fairness Opinions”. Copies of the Morgan Stanley Fairness Opinion and the NBF Fairness Opinion are attached to the Circular as Schedule C and Schedule D, respectively.

•	Terms of the Arrangement Agreement

The terms of the Arrangement Agreement, including the fact that the Company’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are, in the judgment of the Board, after consultation with the Company’s legal counsel, reasonable, and that risks to closing the Arrangement are mitigated by regulatory covenants on the part of the Purchaser and the limited and customary nature of the conditions in favour of the Purchaser, which the Board determined are reasonable in the circumstances. The Board also determined that its ability to respond to Acquisition Proposals and enter into a Superior Proposal, and the Termination Fees payable in certain circumstances to the Purchaser or to the Company in connection with a termination of the Arrangement Agreement, all in accordance with the terms and conditions of the Arrangement Agreement, are reasonable in the circumstances.

•	Reasonable Likelihood of Completion

The Board believes that the Arrangement Agreement offers reasonable assurances as to the likelihood of consummation of the Arrangement, based on:

(a)	the fact that the Arrangement Agreement is not subject to a financing condition;

(b)

the fact that the Purchaser has committed debt financing and committed equity financing for the Arrangement, and that the Company is entitled to receive a reverse termination fee of $142 million (the Purchaser Termination Fee) from the Purchaser if the Arrangement Agreement is terminated under certain circumstances (see “The Arrangement Agreement – Termination Fees”); and

(c)

the fact that the Purchaser has committed to robust covenants to obtain the Required Regulatory Approvals and the likelihood of receiving the Required Regulatory Approvals within the timeframe set out in the Arrangement Agreement, including by the End Date.

•	Purchaser’s Ability to Pursue the Company’s Strategic Plan

The Purchaser is an affiliate of Clearlake. Clearlake has strong industry knowledge in the protective packaging and e-commerce ecosystems and can provide the operational and financial resources to accelerate the Company’s acquisition strategy, as well as organic growth opportunities such as investing in product innovation, sustainability, and market expansion. The Company will be able to leverage Clearlake’s O.P.S.® value creation framework and continue driving growth.

In making its determinations and recommendations, the Special Committee and the Board also observed that a number of procedural safeguards were and are present to allow the Special Committee and the Board to effectively represent the interests of the Company and the Shareholders, including the following (not necessarily in order of importance):

•	Special Committee and Board Oversight

The Special Committee, which is comprised entirely of independent directors, oversaw, reviewed and considered, and directly participated in the process that was conducted as well as the negotiation of, the Arrangement Agreement. The Special Committee and the Board were advised by experienced and qualified financial and legal advisors. The Arrangement was unanimously recommended to the Board by the Special Committee, and was unanimously approved by the Board, which is comprised of 11 directors, nine members of whom are independent directors.

•	Shareholders and Court Approvals

The Arrangement will become effective only if it is approved by (i) at least (A) 66 2/3% of the votes cast by Shareholders present (virtually or in person) or represented by proxy at the Meeting, and (B) a simple majority of the votes cast by Shareholders present (virtually or in person) or represented by proxy and entitled to vote at the Meeting, excluding our President and CEO, and (ii) by the Superior Court of Québec, after considering the procedural and substantive fairness of the Arrangement.

•	Dissent Rights

Registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise dissent rights and, if ultimately successful, receive fair value for their Shares as determined by the Court. See “Dissent Rights of Shareholders”.

•	Ability to Consider Acquisition Proposals and to Respond to and Accept a Superior Proposal

The Arrangement Agreement does not preclude unsolicited Acquisition Proposals from other parties which may be considered by the Board, subject to the terms of the Arrangement Agreement. See “Arrangement Agreement – Covenants – Acquisition Proposals”. The Board also determined that its ability to respond to Acquisition Proposals and enter into a Superior Proposal, and the Termination Fees payable in certain circumstances to the Purchaser or to the Company in connection with a termination of the Arrangement Agreement, all in accordance with the terms and conditions of the Arrangement Agreement, are reasonable in the circumstances.

•	Ability to Change Recommendation

Subject to certain conditions, the Arrangement Agreement allows the Board to change its recommendation supporting the Arrangement at any time following the Board’s good faith determination, after consultation with its outside counsel and financial advisors, that an alternative Acquisition Proposal constitutes a Superior Proposal or in response to an Intervening Event (see “The Arrangement Agreement – Right to Match”).

•	Appropriateness of Deal Protection Measures and Termination Fees

The Purchaser Termination Fee, the Purchaser’s right to match and other deal protection measures contained in the Arrangement Agreement are appropriate inducements to the Purchaser to enter into the Arrangement Agreement. The quantum of the Termination Fees is reasonable for a transaction of this nature and, in the views of the Special Committee and the Board, after consultation with its advisors, the Termination Fees and other deal protection measures contained in the Arrangement Agreement would not preclude a potential buyer from pursuing a potential transaction with the Company.

In reaching their respective determinations, the Special Committee and the Board also considered and evaluated the following factors, among other things:

(a)	current industry, economic and market conditions and trends, including the impact of the COVID-19 pandemic and the war in Ukraine; and

(b)

other stakeholders, including creditors, employees, and the communities in which the Company operates, and noted in this regard the longer-term perspective of the Purchaser whose financial and strategic resources are well-suited to the underlying nature of the Company’s business.

The Board also considered a variety of risks and other potentially negative factors concerning the Arrangement Agreement and the Arrangement, including the following (not necessarily in order of importance):

(a)

the Shareholders will no longer participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the Company to the extent that those benefits exceed the benefits reflected in the Consideration to be received by Shareholders pursuant to the Arrangement;

(b)

the potential risk of diverting management attention and resources from the operation of the Company’s business, including other strategic opportunities and operational matters, while working toward the completion of the Arrangement;

(c)	the potential negative effect on the Company’s business, including its relationships with employees, suppliers, channel partners and customers, that could result from the pendency of the Arrangement;

(d)	the restrictions on the conduct of the Company’s business prior to completion of the Arrangement;

(e)	the possibility that the Required Regulatory Approvals may not be obtained in a timely manner and the risk that Required Regulatory Approvals may never be obtained;

(f)

the risk that the financing contemplated by the Debt Commitment Letter and the Equity Commitment Letters for the consummation of the Arrangement might not be obtained and the Company’s inability to seek specific performance to require the Purchaser to complete the Arrangement if the debt financing is not then available;

(g)

the risk that the Arrangement may not be completed despite the parties’ efforts or that completion of the Arrangement may be unduly delayed, even if the Arrangement Resolution is approved by Shareholders, including the possibility that conditions to the parties’ obligations to complete the Arrangement may not be satisfied, and the potential resulting disruptions to the Company’s business;

(h)	the conditions to Purchaser’s obligation to complete the Arrangement and the rights of Purchaser to terminate the Arrangement Agreement in certain circumstances;

(i)

the limitations contained in the Arrangement Agreement on the Company’s ability to solicit additional Acquisition Proposals from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, the Company must pay the Company Termination Fee to (or as directed by) the Purchaser (see “The Arrangement Agreement – Termination Fees”);

(j)

the Consideration is expected to be taxable for Canadian federal income tax purposes and U.S. federal income tax purposes (see “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”); and

(k)

the Company’s directors and officers may have interests in the Arrangement that are different from, or in addition to, those of other shareholders, (see “The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement” and “Termination and Change of Control Benefits – Estimated Termination Payments”).

The Special Committee and the Board concluded that the potential negative factors associated with the acquisition of the Company by the Purchaser were outweighed by the potential benefits that the Special Committee and the Board expect the Company and its Shareholders to achieve as a result of the Arrangement. Accordingly, the Board approved the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, including the Arrangement. The Special Committee and the Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Management Information Circular – Forward-Looking Statements” and “Risk Factors”.

In considering the recommendation of the Board, Shareholders should be aware that directors and executive officers of the Company may have interests in the arrangement that are different from, or in addition to, any interests they might have solely as a Shareholder (see “The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement” and “Termination and Change of Control Benefits – Estimated Termination Payments”).

Fairness Opinions

In determining that the Arrangement is in the best interests of the Company and fair to the Shareholders the Special Committee considered, among other things, the Morgan Stanley Fairness Opinion and the NBF Fairness Opinion. The Morgan Stanley Fairness Opinion stated that, as of March 7, 2022, and based upon and subject to the various assumptions, limitations and qualifications on the scope of review undertaken by Morgan Stanley set forth in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement was fair from a financial point of view to such Shareholders. The NBF Fairness Opinion stated that, as of March 7, 2022, and, based upon and subject to the various assumptions made, procedures followed, matters considered and the scope of review undertaken as set forth in such opinion and such other matters that NBF considered relevant, the Consideration to be received was fair from a financial point of view to such Shareholders.

The following summary of the Fairness Opinions is qualified in its entirety by reference to the full text of the Fairness Opinions attached to this Circular as Schedule C and Schedule D. The Company encourages Shareholders to read the Fairness Opinions in their entirety. The Fairness Opinions are not recommendations as to how any Shareholder should vote or act with respect to the Arrangement or any other matter.

Morgan Stanley Fairness Opinion

In connection with the evaluation by the Board and the Special Committee of the Arrangement, the Board received the Morgan Stanley Fairness Opinion. The Morgan Stanley Fairness Opinion was only one of many factors considered by the Board in evaluating the Arrangement and was not determinative of the views of the Board with respect to the Arrangement or the Consideration set forth in the Arrangement Agreement. The following summary of the Morgan Stanley Fairness Opinion is qualified in its entirety by reference to the full text of the Morgan Stanley Fairness Opinion attached as Schedule C to this Circular. Shareholders are urged to read the Morgan Stanley Fairness Opinion in its entirety.

Morgan Stanley was engaged by the Company, on behalf of the Board, as a financial advisor to the Company pursuant to an engagement agreement dated as of November 23, 2021. Under the terms of such engagement letter, Morgan Stanley agreed to provide, among other things, financial analysis and advice and if requested, to deliver to the Board an opinion as to whether the consideration to be received by the Company or the Shareholders in certain specified transactions was fair, from a financial point of view.

At the meeting of the Board held on March 7, 2022, Morgan Stanley rendered an oral opinion, subsequently confirmed in writing in the Morgan Stanley Fairness Opinion, to the effect that, as of March 7, 2022, and, based upon and subject to the various assumptions, limitations and qualifications on the scope of review undertaken by Morgan Stanley, set forth in the Morgan Stanley Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement was fair from a financial point of view to such Shareholders.

None of Morgan Stanley or any of its affiliates or associates is an associated or affiliated entity or issuer insider (as those terms are defined in MI 61-101) of the Company, the Purchaser or any of their respective associates or affiliates.

The full text of the Morgan Stanley Fairness Opinion, which sets forth among other things, assumptions made, matters considered, information reviewed and limitations on the review undertaken by Morgan Stanley in connection with the Morgan Stanley Fairness Opinion, is attached as Schedule C to this Circular. The Morgan Stanley Fairness Opinion was provided solely for use of the Board in connection with the Board’s evaluation of the Consideration from a financial point of view to be received by the Shareholders pursuant to the Arrangement and the Morgan Stanley Fairness Opinion may not be relied upon by any other Person. The Morgan Stanley Fairness Opinion is not and is not intended to be and does not constitute a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution. The Morgan Stanley Fairness Opinion does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement to the Company or its Shareholders.

Pursuant to the terms of the engagement agreement with Morgan Stanley, Morgan Stanley is to be paid a fee for its services as financial advisor, including a fee that has been paid for the Morgan Stanley Fairness Opinion and fees that are contingent on the completion of the Arrangement Agreement or certain other events. The Company has also agreed to indemnify Morgan Stanley against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

NBF Fairness Opinion

In connection with the evaluation by the Board and the Special Committee of the Arrangement, the Board received the NBF Fairness Opinion as to the fairness, as at March 7, 2022, from a financial point of view, to the Shareholders of the Consideration to be received by such Shareholders pursuant to the terms and subject to the conditions of the Arrangement Agreement. The NBF Fairness Opinion was only one of many factors considered by the Board in evaluating the Arrangement and was not determinative of the views of the Board with respect to the Arrangement or the Consideration set forth in the Arrangement Agreement. The full text of the NBF Fairness Opinion is attached as Schedule D to this Circular and Shareholders are urged to read the NBF Fairness Opinion in its entirety.

NBF was engaged by the Board as its financial advisor pursuant to an engagement letter dated as of February 25, 2022. Under the terms of such engagement letter, NBF was retained to prepare and deliver to the Board an opinion as to whether the consideration to be paid to the Shareholders pursuant to a potential sale of IPG would be fair, from a financial point of view, to the Shareholders and to provide such other advice and assistance to the Board directly related or ancillary thereto as may be reasonably requested by the Board.

At the meeting of the Board held on March 7, 2022, NBF delivered an oral opinion, subsequently confirmed in writing in the NBF Fairness Opinion, to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered and the scope of review undertaken as set forth in its written opinion and such other matters that NBF considered relevant, as at March 7, 2022, the Consideration to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders.

None of NBF or any of its affiliates or associates is an associated or affiliated entity or issuer insider (as those terms are defined in MI 61-101) of the Company, the Purchaser or any of their respective associates or affiliates.

The full text of the NBF Fairness Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and the scope of review undertaken by NBF in rendering its opinion, is attached as Schedule D to this Circular. The Company encourages you to read the NBF Fairness Opinion carefully and in its entirety, which opinion is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is based on economic, capital markets and other conditions, and the information made available to NBF, as of the date of such opinion. The NBF Fairness Opinion was directed to the Board (in its capacity as such) and addresses only the fairness, from a financial point of view, to the holders of Shares, of the Consideration as of the date of the opinion. It does not address the relative merits of the Arrangement as compared to any alternative transaction or opportunity that might be available to IPG, nor does it address the underlying business decision by IPG to engage in the Arrangement or the terms of the Arrangement Agreement or the documents referred to therein. The NBF Fairness Opinion is not and is not intended to be and does not constitute a recommendation as to how any Shareholder should vote in respect of the Arrangement or any matter related thereto. The NBF Fairness Opinion does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement to the Company or its Shareholders.

In considering the fairness of the Consideration payable pursuant to the Arrangement, from a financial point of view, to the Shareholders, NBF principally considered and relied upon the following methodologies: (i) an analysis of the financial multiples of selected comparable companies whose securities are publicly traded, (ii) an analysis of the financial multiples, to the extent publicly available, of selected precedent transactions, and (iii) a discounted cash flow (DCF) analysis of IPG. Additionally, NBF reviewed and considered other factors and analyses as it considered appropriate, including the 52-week trading range and volume weighted average trading prices of the Shares, and equity research analysts’ target prices of the Shares.

NBF was selected by the Board based on NBF’s qualifications, expertise and reputation. NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. NBF has been a financial advisor in a significant number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions and in transactions similar to the Arrangement.

Under the engagement letter between the Board and NBF, IPG has agreed to pay NBF a fixed opinion fee that is not contingent on the success of any transaction, which was payable upon delivery of its opinion (regardless of the conclusion reached therein). IPG has also agreed to reimburse NBF for certain of its reasonable expenses incurred and to indemnify NBF against liabilities, including liabilities under securities laws, arising out of or in connection with the services rendered and to be rendered by NBF under its engagement.

Financing

The Company anticipates that the total funds needed to complete the Arrangement (including the funds to pay Shareholders and to pay the holders of other equity-based interests the amounts due to them under the Arrangement Agreement) will be funded through a combination of the Debt Financing and the Equity Financing. The completion of the Arrangement is not conditioned upon the Purchaser’s receipt of such financing. See also “The Arrangement Agreement – Specific Performance”.

Debt financing

In connection with the entry into the Arrangement Agreement, the Purchaser has entered into a commitment letter dated March 7, 2022 (the “Debt Commitment Letter”), with Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Deutsche Bank AG Cayman Islands Branch and Wells Fargo Bank, National Association (collectively, the “Debt Financing Sources”) pursuant to which the Debt Financing Sources have agreed to make available to Iris Holdings, Inc., a Delaware corporation, and certain of its subsidiaries (collectively, the “Borrower”), subject to the conditions set forth in the Debt Commitment Letter, an aggregate amount of no less than $2,250 million in debt consisting of the following:

•	a senior secured first lien term loan facility in an aggregate amount of $1,500 million (subject to increase at the Borrower’s option) (the “First Lien Term Facility”);

•	a senior unsecured bridge facility in an aggregate amount of up to $500 million (the “Bridge Facility”); and

•

an asset-based revolving credit facility in an aggregate amount of $250 million (the “ABL Facility”, and collectively with the First Lien Term Facility and the Bridge Facility, the “Credit Facilities”).

The proceeds of the Debt Financing, together with the Equity Financing, will be used (i) to pay the Consideration in connection with the acquisition, (ii) to pay the fees, costs and expenses incurred in connection with the Arrangement, (iii) to effect the refinancing of the Company’s current credit agreement and its 4.375% Senior Notes due 2029 (the “Refinancing”) and (iv) otherwise for working capital and general corporate purposes.

The obligations of the Debt Financing Sources to provide the Debt Financing under the Debt Commitment Letter are subject to a number of conditions, specific to each facility, which are set forth in the Debt Commitment Letter, including the following: the consummation of the Arrangement, the consummation of the Refinancing, the completion of the Equity Financing, the accuracy of certain of the Borrower’s representations and warranties under the Credit Facilities and certain of the Company’s representations and warranties in the Arrangement Agreement in all material respects, and receipt by the Debt Financing Sources of recent audited annual and unaudited quarterly financial statements and pro forma financial statements giving effect to the completion of Arrangement, the Credit Facilities, the Refinancing, the Equity Financing and the payment of related fees and expenses.

The obligation of the Debt Financing Sources to provide the financing contemplated by the Debt Commitment Letter will terminate on the earliest of (i) five Business Days after the End Date, (ii) the Closing Date, (iii) five Business Days following the termination of the Arrangement Agreement in accordance with its terms without the funding of the Credit Facilities, and (iv) the consummation of the Arrangement without the funding of the Credit Facilities.

Equity financing

The Purchaser entered into an equity commitment letter, dated March 7, 2022 (the “Equity Commitment Letter”, collectively with the Debt Commitment Letter, the “Financing Commitments”) with each of the Guarantors in an aggregate amount of up to $1 billion.

The proceeds of the Equity Financing, together with the Debt Financing, will be used (i) to pay the Consideration in connection with the acquisition, (ii) to pay the fees, costs and expenses incurred in connection with the Arrangement, (iii) to effect the Refinancing and (iv) otherwise for working capital and general corporate purposes.

The obligations of the Guarantors to fund their respective commitment pursuant to the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of (a) the funding of such commitment, (b) the consummation of the Closing pursuant to the Arrangement Agreement, (c) the valid termination of the Arrangement Agreement in accordance with its terms and (d) the Company or any of its affiliates or their respective representatives, directly or indirectly, asserting in any legal proceeding a claim in connection with the Arrangement Agreement, the Equity Commitment Letter, the limited guaranty described below or any of the transactions contemplated thereby against the Purchaser, any investor or their respective successors and assigns, other than certain limited permitted claims.

Limited Guaranty

Concurrently with the execution of the Arrangement Agreement, and as a condition and inducement to the Company’s willingness to enter into the Arrangement Agreement, the Guarantors delivered to the Company a limited guaranty in favour of the Company, pursuant to which, and subject to the terms and conditions contained therein, each of the Guarantors has guaranteed certain obligations of the Purchaser under the Arrangement Agreement, including payment of the Purchaser Termination Fee up to an aggregate maximum amount of $147 million, subject to and in accordance with the terms of the Arrangement Agreement.

Arrangement Steps

Each Share, Option, DSU, PSU and RSU outstanding immediately prior to the Effective Time, shall be dealt with as provided in the Plan of Arrangement, notwithstanding and without regard to the limitations contained in an Employee Benefit Plan under which any Option, DSU, PSU or RSU was granted.

Pursuant to the terms of the Plan of Arrangement, on the Effective Date, each of the following events shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in each case, unless stated otherwise, starting at the Effective Time (unless otherwise indicated):

(a)	At the Effective Time, the Shareholder Rights Plan Agreement of the Company shall be deemed to be terminated without any further act or formality on the part of the Company.

(b)

Following step (a) above, the Purchaser will provide by wire transfer of immediately available funds (i) a loan to the Company in an aggregate amount equal to all amounts required to repay and discharge certain of the Company’s debt (the “Debt Payoff Loan”), (ii) a loan to the Company equal to the aggregate amount payable under step (d) below (the “Option Payment Loan”), (iii) a loan to the Company equal to the aggregate amount payable under step (e) below (the “DSU Payment Loan”), (iv) a loan to the Company equal to the aggregate amount payable under step (f) below (the “PSU Payment Loan”) and (v) a loan to the Company equal to the aggregate amount payable under step (g) below (the “RSU Payment Loan”). The Debt Payoff Loan, the Option Payment Loan, the DSU Payment Loan, the PSU Payment Loan and the RSU Payment Loan will be evidenced by demand promissory notes issued by the Company to the lender thereof.

(c)	Following step (b) above, the Company will repay in full all amounts required to repay and discharge certain of the Company’s debt.

(d)

Following step (b) above, each Option outstanding immediately prior to the Effective Time that has not been exercised will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the excess, if any, of (i) the Consideration over (ii) the per Share exercise price of such Option as of the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes), and each such Option shall thereafter immediately be cancelled. For the avoidance of doubt, all Options outstanding as of the Effective Time that have a per Share exercise price equal to or exceeding the Consideration shall be cancelled automatically for no consideration.

(e)

Contemporaneously with step (d), each DSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the sum of (i) Consideration plus (ii) any dividend equivalents accrued in respect of such DSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes), and each such DSU shall thereafter immediately be cancelled.

(f)

Contemporaneously with step (d), each PSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company in the amount equal to the sum of (i) the product of (A) the Consideration multiplied by (B) the total number of Shares subject to such PSU, which if not earned prior to the Effective Time shall be calculated in accordance with the following sentence, plus (ii) any dividend equivalents accrued in respect of such PSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes), and each such PSU shall thereafter immediately be cancelled. With respect to each PSU for which the performance period has not been completed and/or performance has not yet been determined prior to the Effective Time, for purposes of this step, the total number of Shares subject to such PSU shall be determined by multiplying (i) the number of Shares subject to such PSU at target as set forth in the applicable award agreement by (ii) a percentage equal to 100% for each PSU granted on or after January 1, 2022 and equal to 175% for each PSU granted prior to such date.

(g)

Contemporaneously with step (d), each RSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the sum of (i) the Consideration plus (ii) any dividend equivalents accrued in respect of such RSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes), and each such RSU shall thereafter immediately be cancelled.

(h)

Following step (d), each outstanding Share, other than Shares held by Dissenting Shareholders, will be transferred by the Shareholders thereof to the Purchaser without any further authorization, act or formality by such Shareholders, in exchange for cash in the amount of C$40.50 per Share, and the Purchaser will thereafter be deemed to be the sole legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances and will be entered in the securities register of the Company as the sole holder thereof (and, for greater certainty, the Depositary shall deduct and withhold any amounts required to be deducted or withheld in respect of Taxes).

(i)

Contemporaneously with step (h), the outstanding Shares held by Dissenting Shareholders shall be deemed to be transferred by the Shareholders thereof to the Purchaser without any further authorization, act or formality by such Shareholders, in consideration for the right to receive an amount determined and payable in accordance with the Plan of Agreement, and the names of such Shareholders will be removed from the register of Shareholders, and the Purchaser will be recorded as the registered Shareholder so transferred and will be deemed to be the sole legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances, such that following the transactions contemplated by step (h) and this step (i), the Purchaser shall be the legal and beneficial owner of 100% of the Shares.

(j)

After giving effect to step (d) to (i) above, (i) each holder of an Option, DSU, PSU or RSU shall cease to be a holder of such option or unit, as the case may be, (ii) each such holder’s name shall be removed from each applicable register, (iii) the Company’s option plan, the Company’s performance and restricted share unit plan and the Company’s deferred share unit plan, as well as any and all agreements, arrangements and understandings relating to any and all of the Option, DSU, PSU or RSU shall be terminated and shall be of no further force and effect, and (iv) any right to acquire any (and any other right in) Company Securities, including Shares, securities convertible into Shares, Options, DSUs, RSUs and PSUs (and other than pursuant to the Arrangement Agreement), shall immediately be extinguished for no consideration.

Certain Effects of the Arrangement

If the procedural steps described above are taken and the Arrangement becomes effective, Shareholders will receive the Consideration for their Shares and the only shareholder of the Company will be the Purchaser. If the Arrangement is completed, the Purchaser will be the sole beneficiary of the Company’s future earnings and growth, if any, and will also bear the risks of the Company’s ongoing operations, including the risks of any decrease in the Company’s value after the Arrangement. As a result of the completion of the Arrangement, trading of the Shares in the public market will no longer be possible, and the Purchaser will cause the Company to delist such Shares from the TSX. In addition, the Company will make an application to terminate its status as a reporting issuer under Canadian provincial and territorial securities laws and, upon granting of an order in respect thereto, will cease to file continuous disclosure documents with Canadian securities regulatory authorities. Upon completion of the Arrangement, the Company will also file a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) to deregister the Shares under the U.S. Exchange Act and to terminate its obligation to file reports with the SEC under the U.S. Exchange Act.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for their Shares in connection with the Arrangement. Instead, the Company will remain an independent public company and the Shares will continue to be listed and traded on the TSX. In addition, if the Arrangement is not completed, it is expected that management will operate the business in a manner similar to that in which it is being operated today and that Shareholders will continue to be subject to the same risks and opportunities as they currently are, including, among other things, general industry, economic, and market conditions. Accordingly, if the Arrangement is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of the Shares. Furthermore, if the Arrangement is not completed, and depending on the circumstances that caused the Arrangement not to be completed, the trading price of the Shares will be expected to decline significantly below the current trading price. If that were to occur, it is uncertain when, if ever, the price of Shares would return to the price at which it trades as of the date of this Circular. If the Arrangement is not consummated, the Board will evaluate and review, among other things, the business operations, properties, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance Shareholder value. However, if the Arrangement is not consummated for any reason, there can be no assurance that any other transaction will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Procedure for Exchange of Share Certificates or DRS Advices by Shareholders

Enclosed with this Circular is the form of Letter of Transmittal which, when properly completed and duly executed and returned together with the certificate(s) or for book-entry only Shares, direct registration system advice(s) (“DRS Advice(s)”) representing Shares and all other required documents, will enable each Shareholder (other than Dissenting Shareholders) to obtain the Consideration that such Shareholder is entitled to receive under the Arrangement.

The form of Letter of Transmittal contains complete instructions on how to exchange the certificate(s) or DRS Advice(s) representing your Shares for the Consideration under the Arrangement. You will not receive your Consideration under the Arrangement until after the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal, the certificate(s) or copy of the DRS Advice(s) representing your Shares to the Depositary and any other document reasonably requested by the Depositary.

Only Registered Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Shareholder holding your Shares through an intermediary, you should contact that intermediary for instructions and assistance and carefully follow any instructions provided to you by such intermediary.

From and after the Effective Time, all certificates or DRS Advice(s) that represented Shares immediately prior to the Effective Time will cease to represent any rights with respect to Shares and will only represent the right to receive the Consideration or, in the case of Dissenting Shareholders, the right to receive fair value for their Shares.

Any use of mail to transmit certificate(s) or DRS Advice(s) representing Shares and the Letter of Transmittal is at each holder’s risk. The Company recommends that such certificate(s) or DRS Advice(s), and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with proper acknowledgment) and appropriate insurance be obtained.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred or cancelled pursuant to the Plan of Arrangement has been lost, stolen or destroyed, the Shareholder should contact the Depositary and upon the making of an affidavit of that fact by the Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver to such Person in exchange for such lost, stolen or destroyed certificate, the cash amount representing the aggregate consideration in respect thereof which such Person is entitled to receive pursuant to the Arrangement, deliverable in accordance with such Shareholder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give an affidavit (in form and substance reasonably acceptable to Purchaser) of the claimed loss, theft or destruction of such certification and a bond or surety satisfactory to Purchaser and the Depositary (each acting reasonably) in such reasonable and customary sum as Purchaser may direct, or otherwise indemnify Purchaser, the Company and the Depositary in a manner satisfactory to Purchaser and the Depositary, each acting reasonably, against any claim that may be made against Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed. See also the instructions in the Letter of Transmittal.

The Depositary, TSX Trust Company, can be contacted by telephone at 800-387-0825 (toll-free in Canada and the United States) or 416-682-3860 (other countries).

Payment of Consideration

Under the terms of the Plan of Arrangement, at least one Business Day prior to the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of each Shareholder, the cash, in Canadian dollars, to which each such Shareholder is entitled upon the transfer of the Shares to Purchaser. Upon surrender by a Shareholder to the Depositary for cancellation of a certificate or DRS Advice together with a duly completed and executed Letter of Transmittal and any other documents reasonably requested by the Purchaser and the Depositary, the Shareholder shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, as soon as practicable after the Effective Time, by cheque issued by the Depositary (or other form of immediately available funds, including, for certain Shareholders that qualify, by wire transfer, as set forth in the Letter of Transmittal), representing that amount of cash which such Shareholder has the right to receive pursuant to the Plan of Arrangement, less applicable withholdings and without interests.

The Consideration is denominated in Canadian dollars. Shareholders will receive the Consideration in Canadian dollars unless they elect in their Letter of Transmittal to receive the Consideration in U.S. dollars. If a Shareholder’s Shares are held in “street name” by a broker, bank or other nominee, such Shareholder will receive the Consideration in Canadian dollars unless they contact their broker, bank or other nominee in whose name their Shares are registered and request that they elect, on the Shareholder’s behalf, to receive the Consideration in U.S. dollars. If the Shareholder’s broker, bank or other nominee does not make an election on their behalf, such Shareholder will receive payment in Canadian dollars.

The exchange rates that will be used to convert payments from Canadian dollars into U.S. dollars will be the rate established by the Depositary, in its capacity as the foreign exchange service provider, on the date that the funds are converted, which rates will be based on the prevailing market rates on such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the Shareholder, and all costs incurred with the currency conversion are for the Shareholder’s sole account and will be at such Shareholder’s sole risk and expense.

The Company shall deliver to each holder of Options, DSUs, PSUs and RSUs, (i) through the Company’s or one of its subsidiary’s normal payroll systems practices and procedures, or (ii) in the event that payment in accordance with such normal payroll practices and procedures is not practicable for any such holder at the Effective Time, by cheque, that amount which such holder of Options, DSUs, PSUs and/or RSUs has the right to receive pursuant to the Plan of Arrangement, less applicable withholdings.

In the event of the surrender of a certificate of Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the amount of cash to which the Registered Shareholder is entitled pursuant to the Plan of Arrangement shall be paid to such a transferee if the instructions in the Letter of Transmittal have been complied with, and if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the Registered Shareholder have been paid.

Interests of the Company’s Directors and Executive Officers in the Arrangement

In considering the proposal to approve the Arrangement Resolution, Shareholders should be aware that certain directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Shareholders generally. These interests are described in more detail below.

Change of Control

Prior to entering into the Arrangement Agreement, the Company entered into certain agreements with the certain officers that provide specified benefits if the Arrangement is consummated. These benefits are either in addition to or in lieu of existing benefits as further described in this section below and under “Executive Compensation – Termination and Change of Control Benefits”.

Under the Company’s existing employment agreement with Gregory Yull, the Company’s President and CEO, if the Arrangement is consummated and within two years thereof the Company terminates Mr. Yull’s employment without “cause” or Mr. Yull terminates his employment for “good reason” (as such terms are defined in his employment agreement), Mr. Yull will be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurs, based upon the average performance bonus paid to Mr. Yull in the two fiscal years immediately preceding the date of termination, and a cash severance payment equal to three times the sum of his annual base salary and the average performance bonus paid in the two fiscal years immediately preceding the date of termination. The Company also entered into an agreement with Mr. Yull pursuant to which the Company agreed that, if the Arrangement is consummated, the Company will make Mr. Yull whole for any negative economic impact resulting from the application of Section 4999 of the Code.

The Company entered into agreements with each of Randi Booth (Senior Vice President, General Counsel and Corporate Secretary), Jeffrey Crystal (Chief Financial Officer), Silvano Iaboni (Senior Vice President Woven Products), Douglas Nalette (Senior Vice President Operations), Shawn Nelson (Senior Vice President Sales and Marketing), Mary-Beth Thompson (Senior Vice President Human Resources) and Joseph Tocci (Senior Vice President of Global Sourcing and Supply Chain), that provide that if the Arrangement is consummated and within two years thereof his or her employment is terminated by the Company without “cause” or by the executive for “good reason” (as such terms are defined in such agreements), the executive will be entitled to receive a cash severance payment in an amount equal to two times the sum of (i) the executive officer’s 2022 base salary (or, if greater, the then-current annual base salary) and (ii) the executive officer’s 2022 target bonus (or, if greater, the then-current target annual bonus). The foregoing severance arrangements are provided solely in respect of the Arrangement and supplement the existing severance arrangements described under “Executive Compensation – Termination and Change of Control Benefits” by creating a floor for cash severance payments in connection with the Arrangement. Under the aforementioned agreements, the Company also agreed that, if the Arrangement is consummated, the Company will make each of the U.S. executives whole for any negative economic impact resulting from the application of Section 4999 of the Code.

Under the aforementioned agreements, the Company also agreed to provide for retention bonuses if the Arrangement is consummated, which include (i) a first bonus payment upon completion of the Arrangement, and (ii) a second bonus payment six months after completion of the Arrangement, conditional in each case upon the executive remaining an employee of the Company unless employment is terminated by the Company without “cause” or by the executive, for “good reasons” (as such terms are defined in such agreements).

The retention bonus amounts are set out in the table below:

Name	First bonus payment ($)		Second bonus payment ($)
Gregory A.C. Yull		$495,000		$495,000
Jeffrey Crystal		$244,784		$244,784
Randi M. Booth		$206,000		$206,000
Doug Nalette		$205,983		$205,983
Shawn Nelson		$195,058		$195,058
Joseph Tocci		$183,232		$183,232
Mary-Beth Thompson		$180,250		$180,250
Silvano Iaboni	C$	167,375	C$	167,375

The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Arrangement Agreement and to recommend that Shareholders vote in favour of the Arrangement Resolution.

The total potential change of control payments to the Company’s executives in the circumstances where they would be payable upon a termination or cessation of employment would be approximately C$21.6 million, representing approximately 0.83% of the Arrangement’s equity value (using the exchange rate for U.S. to Canadian dollars as at March 25, 2022).

An amount of C$18.4 million in payments would be made to officers and directors in connection with Options, the vesting of which is being accelerated as a result of the Arrangement, and an amount of C$47.3 million would be paid to officers and directors of the Company in settlement of DSUs, PSUs and RSUs, the vesting of which is being accelerated as a result of the Arrangement (using the exchange rate for U.S. to Canadian dollars as at March 25, 2022).

Holdings in Shares, Options, RSUs, PSUs and DSUs

The Shares, Options, RSUs, PSUs and DSUs held by the directors and executive officers of the Company are listed under “Information Concerning the Company—Ownership of Securities”. All such Shares, Options, RSUs, PSUs and DSUs held by the directors and executive officers of the Company will be treated in the same fashion under the Arrangement as those held by any other holder.

In connection with the Arrangement and subject to the completion thereof and as contemplated in the Arrangement Agreement and the Plan of Arrangement, all Options, RSUs, PSUs and DSUs, vested and unvested, will be settled.

•

In respect of Options, holders will receive a cash payment from the Company in an amount equal to the excess, if any, of (i) the amount of C$40.50 over (ii) the per Share exercise price of such Option as of the Effective Time and less any applicable withholding Taxes.

•

In respect of DSUs and RSUs, holders will receive a cash payment from the Company for each award equal to the amount of C$40.50 plus any dividend equivalents accrued in respect to such unit as of immediately prior to the Effective Time, less any applicable withholding Taxes.

•

In respect of PSUs, holders will have the right to either receive (i) the product of C$40.50 multiplied by the total number of Shares subject to such PSU, which if the PSU is not earned prior to the Effective Time shall be calculated based on a level of attainment of the performance objective(s) of 100% for PSUs granted on or after January 1, 2022 and of 175% for PSUs granted prior to such date, plus (ii) any dividend equivalents accrued in respect of such PSU as of immediately prior to the Effective Time, less any applicable withholding Taxes.

See “The Arrangement – Arrangement Steps” and “Information concerning the Company – Ownership of Securities – Situation following Completion of Arrangement”. Also refer to the full text of the Plan of Arrangement, attached as Schedule B to this Circular.

Director and Officer Liability

The Arrangement Agreement provides that the Company shall use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently (and any additional persons who prior to the Effective Time become) covered by the Company’s officers’ and directors’ liability insurance policy for a period of six years following Closing. If the Company fails to purchase such “tail” or “runoff” policy prior to Closing, then either the Purchaser may purchase such policy on behalf of the Company or the Company shall maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to Closing covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favourable for the Company and the indemnified persons covered by such existing policies than those of such policy in effect as of the date of the Arrangement Agreement for a period of six years following Closing. See “The Arrangement Agreement – Director and Officer Liability”.

Required Shareholder Approval

In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve, the Arrangement Resolution, and any other related matters at the Meeting. The Arrangement Resolution must be approved by at least: (i) 66 2/3% of the votes cast by Shareholders present (virtually or in person) or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Shareholders present (virtually or in person) or represented by proxy and entitled to vote at the Meeting, excluding our President and CEO (the “Required Shareholder Approval”).

The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Circular as Schedules A and B, respectively.

Voting Agreements

Each of the Company’s directors, being Chris Cawston, Dahra Granovsky, Frank Di Tomaso, Gregory Yull, James Pantelidis, Jane Craighead, Jorge Quintas, Mary Pat Salomone, Melbourne Yull, Robert Beil, and Robert Foster, (collectively, the “Supporting Shareholders”) who collectively own or exercise control or direction over approximately 4.6% of the Shares, have entered into a Voting Agreement. The covenants of the Supporting Shareholders pursuant to the Voting Agreements include, among other things:

(a)

to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of their Shares entitled to vote, and any other such securities of the Company directly or indirectly acquired by or issued to the Supporting Shareholder after the date hereof (including without limitation any Shares issued upon further exercise of options or other rights to purchase Shares), if any, (i) in favour of the Arrangement Resolution and any other matter necessary for the completion of the Arrangement (including all matters related to the Arrangement recommended by management of the Company) at the Meeting, and (ii) against any proposed action or agreement which could reasonably be expected to adversely affect, materially delay or interfere with the completion of the Arrangement;

(b)

to cause to be counted as present for purposes of establishing quorum and to vote (or to cause to be voted) all of their Shares entitled to vote against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated thereby; and

(c)	not to exercise any rights of dissent in connection with the Arrangement.

Each Voting Agreement terminates upon the earlier of (a) the termination of the Arrangement Agreement in accordance with its terms, (b) the Purchaser, without the prior written consent of the Supporting Shareholder, decreases the Consideration, (c) the Purchaser, without the prior written consent of such Supporting Shareholder, changes the form of consideration set out in the Plan of Arrangement (other than to add additional consideration), (d) the mutual agreement in writing of such Supporting Shareholder and the Purchaser and (e) the Effective Time.

Each of the Supporting Shareholders agreed not to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any sale, repurchase agreement or other monetization transaction with respect to any of his or her Shares, or any right or interest therein (legal or equitable), to any Person or group of Persons or agree to do any of the foregoing without the prior written consent of the Purchaser, in each case, prior to the Meeting.

Court Approval of the Arrangement and Completion of the Arrangement

The Arrangement requires Court approval. On March 29, 2022, the Company obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached hereto as Schedule I. Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order approving the Arrangement is currently anticipated to take place on or about May 13, 2022 in the Court at 1 Notre-Dame Street East, Montreal, Québec, H2Y 1B6. Any Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must comply with certain procedural requirements that are described in the Interim Order, including filing a notice of appearance with the Court and serving same upon the Company in accordance with the applicable timelines.

The Court has broad discretion under the CBCA when making orders with respect to Arrangements. The Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner. The Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled, then, subject to further order of the Court, only those Persons having previously served a notice of appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the director under the CBCA to give effect to the Arrangement. Notwithstanding the approval by Shareholders of the Arrangement Resolution, the Company reserves the right not to proceed with the Arrangement in accordance with the terms of the Arrangement Agreement.

Canadian Securities Law Matters

Multilateral Instrument 61-101

The Company is a reporting issuer in each of the provinces and territories of Canada, and accordingly is subject to the requirements of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding certain interested or related parties and their joint actors and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) that terminate the interests of equity securityholders without their consent (regardless of whether the equity security is replaced with another security). MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101) is entitled to receive a “collateral benefit” (as defined in MI 61-101), in connection with an arrangement, such transaction may be considered a “business combination” for the purposes of MI 61-101 and as a result such related party will be an “interested party” (as defined in MI 61-101). A “related party” includes a director, senior officer and a shareholder holding over 10% of the issued and outstanding shares of the issuer, or affiliates of the foregoing.

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a related party of the Company is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to services as an employee, director or consultant of the Company. MI 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities beneficially owned by the related party, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

Collateral Benefits

The Arrangement is a “business combination” for the purposes of MI 61-101 because, as described below, one “related party” (as defined in MI 61-101) will, directly or indirectly, receive a “collateral benefit” (as defined in MI 61-101) as a consequence of the Arrangement.

If the Arrangement is completed, directors and executive officers will be entitled, as will all other holders, to accelerated vesting of awards issued under the Company’s incentive plans, and certain executive officers will be entitled to retention incentive payments in connection with the Arrangement pursuant to employment agreements and other agreements entered into with the Company. See “The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”.

As a result, each of the directors and executive officers of the Company in receipt of any one or more of the foregoing may be considered to be receiving a “collateral benefit” in connection with the Arrangement; provided however that, except with respect to our President and CEO Gregory Yull (as discussed below), such benefits fall within an exception to the definition of “collateral benefit” under MI 61-101, as: (i) each of the directors (other than Melbourne Yull) and the executive officers (other than our President and CEO) of the Company beneficially own or exercise control or direction over less than 1% of the outstanding Company Shares, and (ii) in the case of Melbourne Yull, the Special Committee, acting in good faith, determined that the value of any benefit, net of any offsetting costs, to be received by such director is less than 5% of the value of the consideration he will receive under the Arrangement in respect of the Shares beneficially owned by him.

Gregory Yull, our President and CEO, is deemed to be receiving a “collateral benefit” as the foregoing exceptions do not apply, given that: (a) he beneficially owns or exercises control or direction over more than 1% of the outstanding Shares; and (b) the aggregate value of the collateral benefits that he will be entitled to receive in connection with the Arrangement is greater than 5% of the value of the consideration that he will receive under the Arrangement in respect of the Shares that he beneficially owns.

Minority Shareholder Approval

Since the Arrangement is a “business combination”, the Arrangement Resolution will require “minority approval” in accordance with MI 61-101, which will require approval of holders of Shares by a majority of the votes cast, excluding the votes attached to securities beneficially owned, or over which control or direction is exercised, by “related parties” of the Company who can be considered to be receiving a “collateral benefit” in connection with the Arrangement, or are “related parties” or “joint actors” (as defined in MI 61-101) of such related parties.

This minority approval is in addition to the requirement that the Arrangement Resolution be approved by at least 66 2/3% of the votes cast by Shareholders present (virtually or in person) or represented by proxy at the Meeting and entitled to vote.

For purposes of the minority approval requirements of MI 61-101, all of the Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by our President and CEO and his related parties or joint actors, being 733,947 Shares, representing, as of the Record Date, approximately 1.24% of the issued and outstanding Shares, on an undiluted basis, will be excluded in determining whether minority approval for the Arrangement is obtained.

Given the relatively few Shares excluded in compliance with MI 61-101, in the event that the approval of 66 2/3% of the votes cast by Shareholders, voting as a single class, present or represented by proxy at the Meeting is obtained, the required minority approval will also effectively be obtained.

Formal Valuation

The Company is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) is, as a consequence of the Arrangement, directly or indirectly acquiring the Company or its business or combining with the Company, whether alone or with joint actors, and there is no “connected transaction” that would qualify as a “related party transaction” (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation.

TSX Listing and Reporting Issuer Status

Following the completion of the Arrangement, the Purchaser intends to cause the Company to have the Shares delisted from the TSX and to apply to cease being a reporting issuer in all provinces and territories in Canada.

Required Regulatory Approvals

The completion of the Arrangement is conditional on the Competition Act Clearance, the Investment Canada Act Approval, the HSR Approval and the German Antitrust Approval.

Competition Act Clearance

The Competition Act requires that parties to any proposed transaction that exceeds specified financial and shareholding thresholds, as set out in sections 109 and 110 of the Competition Act (“Notifiable Transactions”), provide to the Commissioner of Competition (the “Commissioner”) prior notice of, and information relating to, such a Notifiable Transaction. Under the Competition Act, Notifiable Transactions may not be completed until the expiry of the applicable statutory waiting period, unless the Commissioner has waived the applicable waiting period pursuant to section 113(c) of the Competition Act, or unless the Commissioner has cleared the transaction. Such clearance can be obtained for the Arrangement by either: (a) an advance ruling certificate (“ARC”) being issued under section 102 of the Competition Act; or (b) both (i) the waiting period expiring or being terminated under subsections 123(1) or 123(2) of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act being waived under subsection 113(c) thereof and (ii) the purchaser receiving a letter indicating that the Commissioner does not, as of the date of the letter, intend to make an application under the Competition Act in respect of the transaction (a “No Action Letter”) (together with an ARC, the “Competition Act Clearance”).

It has been determined that the Arrangement is a Notifiable Transaction, as it exceeds the thresholds set out in sections 109 and 110 of the Competition Act. The Company is confident that, following the filing of the required documents and information, the Competition Act Clearance will be granted with respect to the Arrangement.

The notification requirements of Part IX of the Competition Act impose an initial 30 calendar day waiting period, during which a Notifiable Transaction cannot be completed. The waiting period begins after the day on which the parties to the transaction submit prescribed information. If the Commissioner determines, within the initial 30 day waiting period, that the Commissioner requires additional information to review the transaction, he or she may, in his or her discretion, issue “supplementary information requests” to the parties for additional information and documents relevant to the transaction. Such “supplementary information requests” extend the statutory waiting period by a further 30 calendar days from the day after the parties comply with such requests.

For the Arrangement, the Purchaser and the Company have elected to initially file only a request for an ARC, or in the alternative, a No Action Letter (together with a waiver pursuant to subsection 113(c) of the Competition Act), as doing so is likely to expedite the receipt of the Competition Act Clearance. As described above, receipt of an ARC, or in the alternative, a No Action Letter together with a waiver pursuant to subsection 113(c) of the Competition Act, exempts the transaction from the notification requirements of Part IX of the Competition Act. If the Competition Act Clearance is not received within 35 business days following the date the Purchaser and Company file the request for an ARC, or in the alternative, a No Action Letter (together with a waiver pursuant to subsection 113(c) of the Competition Act), or such earlier date as may be agreed by the parties, the Purchaser and the Company will each file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the Arrangement as soon as reasonably practicable thereafter and in any event within ten Business Days following the date thereof.

Pursuant to the Arrangement Agreement, the Purchaser and the Company were required to file with the Commissioner a request for an ARC (or, in the alternative, a No Action Letter together with a waiver pursuant to subsection 113(c) of the Competition Act) under the Competition Act by March 21, 2022 and the request was filed on March 17, 2022.

Investment Canada Act Approval

Under the Investment Canada Act, the direct “acquisition of control” of a Canadian business by a non-Canadian that exceeds the prescribed financial threshold (a “Reviewable Transaction”) is subject to pre-closing review and cannot be implemented unless the responsible Minister or Ministers under the Investment Canada Act (the “Minister”) (i) has sent a notice that the Minister is satisfied that the transaction is likely to be of “net benefit” to Canada or (ii) has been deemed to be satisfied, that the transaction is likely to be of “net benefit” to Canada (a “Net Benefit Ruling”).

The transactions contemplated by the Arrangement Agreement constitute a Reviewable Transaction under the Investment Canada Act and cannot be completed until a Net Benefit Ruling is obtained.

Under the Investment Canada Act there is an initial 45-day review period, which may be unilaterally extended by the Minister for an additional 30 days, after which the Minister and the investor may agree to further extensions.

The prescribed factors under section 20 of the Investment Canada Act to be considered by the Minister in determining whether to issue a Net Benefit Ruling in respect of a Reviewable Transaction include, among other things, (i) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (ii) the degree and significance of participation by Canadians in the acquired business and the industry in which the Canadian business forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada; (iv) the effect of the investment on competition within an industry in Canada; (v) the compatibility of the investment with national and provincial industrial, economic, and cultural policies; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

In deciding whether to issue a Net Benefit Ruling, an applicant typically is required to provide binding written undertakings to Her Majesty in right of Canada in support of its application. The Purchaser is a non-Canadian investor and is acquiring control of the Company, a Canadian business, under and for the purposes of the Investment Canada Act. If, within the applicable review period (including any unilateral or mutually agreed upon extension thereof), the Minister sends a notice that he is satisfied that the investment is likely to be of net benefit to Canada, or if the Minister does not send a notice within the applicable review period (including any unilateral or mutually agreed upon extension thereof) and is deemed pursuant to section 21(9) of the Investment Canada Act to have been satisfied that the investment is likely to be of net benefit to Canada, the Net Benefit Ruling will have been obtained and the Reviewable Transaction may be completed.

However, if the Minister is not satisfied within the applicable review period (including any unilateral or mutually agreed upon extension thereof) that a Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect, advising the investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to be the Minister and investor. Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the Minister will send a notice to the applicant that either the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case a Net Benefit Ruling will have been obtained, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the Reviewable Transaction may not be implemented.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians, including but not limited to Reviewable Transactions, can be made subject to separate review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where it has received, at any time from when the Minister becomes aware of the transaction and 45 days from when the investor has filed its application, notice (a “National Security Notice”) from the Minister that the investment may be or will be subject to a national security review (a “National Security Review”). Where the investor has received a National Security Notice, the Minister has an additional 45 days to determine whether to order a National Security Review. Where a National Security Review has been ordered, the Minister has 45 days, which period can be extended for an additional 45 days, to determine whether the investment would not be injurious to national security, in which case the National Security Review is terminated, or either that it would be injurious to national security or that the Minister is unable to determine whether the investment would be injurious to national security, in which case the Minister must refer the investment to the Governor in Council for a final determination. The Governor in Council then has 20 days to decide whether to authorize the investment, which can be on the basis of terms and conditions set by the Governor in Council or undertakings provided by the investor or, in the case of an investment that has not been completed, to prohibit its completion. If a National Security Notice has been received, and during an ongoing National Security Review, the investment cannot be completed. While the above time frames can be extended with the consent of the investor (other than the 20 day period applicable to the Governor in Council’s determination), assuming no additional extensions, the entire period of a National Security Review from the initial filing by the investor until completion of the National Security Review can be as long as 200 days.

In the case of a Reviewable Transaction, where a National Security Review is ordered, in practice the net benefit review is suspended and resumes only if the Minister determines that the investment is not injurious to national security or the Governor in Council authorizes its completion, as applicable. The investment can close thereafter only once a Net Benefit Ruling is obtained.

Pursuant to the terms of the Arrangement Agreement, the Investment Canada Act Approval will be obtained if the Minister has sent a notice under subsection 21(1) of the Investment Canada Act, stating that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or the Minister has been deemed, in accordance with subsection 21(9) the Investment Canada Act, to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada.

Pursuant to the Arrangement Agreement, the Purchaser is required to submit its application for review with the Investment Review Division of Innovation, Science and Economic Development Canada by March 28, 2022 and such application has been filed. The review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act will commence upon receipt of the application and the Investment Canada Act Approval required pursuant to the Arrangement Agreement has not yet been obtained.

HSR Approval

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), certain transactions may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and with the U.S. Federal Trade Commission (the “FTC”) and the applicable waiting period requirements have expired or been terminated. The Arrangement is subject to the HSR Act.

A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act Notification and Report Forms, unless the waiting period is earlier terminated. The waiting period may also be extended if either (i) the acquiring Person voluntarily withdraws and re-files to allow a second 30-day waiting period, and/or (ii) the reviewing agency issues an additional request for additional information and documentary material (known as a “second request”). If during the initial waiting period, either the FTC or the DOJ issues a formal second request, the waiting period with respect to the Arrangement could be extended until 30 calendar days following the date of both parties’ substantial compliance with that request, unless the FTC or the DOJ terminates the additional waiting period before its expiration. The Purchaser and the Company have each filed a Notification and Report Form with the FTC and the DOJ prior to the date of this Circular.

Expiration or termination of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Arrangement on antitrust grounds and seeking to preliminarily or permanently enjoin the Arrangement. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation, seeking to enjoin the completion of the Arrangement. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

Pursuant to the Arrangement Agreement, the Purchaser and the Company were required to file their respective HSR Act notification forms by March 21, 2022, and such notification forms were filed on March 21, 2022.

German Antitrust Approval

The German Act of Restraints of Competition of 1958, as amended (the “German ARC”), imposes a pre-merger notification requirement on transactions that qualify as concentrations in the meaning of the German ARC and meet certain specified turnover or transaction value thresholds, which the Arrangement meets. Accordingly, consummation of the Arrangement is conditional upon the Arrangement being cleared by the German Bundeskartellamt (the “FCO”). Clearance is considered granted if, after a transaction has been notified, the applicable one-month waiting period expires without the decision by the FCO to open Phase II proceedings or if the FCO explicitly clears the transaction before the expiration of the waiting period. If the FCO initiates Phase II proceedings, clearance is granted by way of a formal decision, or, if the decision is not served upon the notifying undertakings within a period of five months from receipt of the complete notification, is deemed to be granted. The Purchaser notified the FCO of the proposed Arrangement on March 21, 2022 and expects to receive clearance for the transaction from the FCO by April 21, 2022 (the “German Antitrust Approval”).

RISK FACTORS

Shareholders should carefully consider the following risks related to the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Company, may also adversely affect the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied or waived prior to the End Date, or at all. Failure to complete the Arrangement could negatively impact the price of the Shares or otherwise adversely affect the business of the Company.

The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company, including receipt of the Required Regulatory Approvals and receipt of the Final Order and no restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law prohibiting, restraining or making illegal the consummation of the Arrangement.

The Arrangement Agreement also contains a number of additional conditions for the benefit of the Purchaser including compliance, in all material respects, with covenants by the Company, the truth and correctness, subject in most cases to certain qualifications, of the representations and warranties made by the Company in the Arrangement Agreement as of the Effective Time. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied or waived.

Each of the Purchaser and the Company has the right, in certain circumstances, to terminate the Arrangement Agreement, in which case the Arrangement would not be completed. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of the Company or the Purchaser prior to the completion of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Shares or otherwise adversely affect the business of the Company.

If the Arrangement is not completed, the market price of the Shares is expected to decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

Certain costs related to the Arrangement, such as legal, and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed.

In addition, since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company. This may adversely affect the Company’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.

If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company’s business, financial condition, operating results and the price of its Shares.

The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the Required Shareholder Approval, receipt of the Required Regulatory Approvals and receipt of the Final Order. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement.

The Company has dedicated significant resources to pursuing the Arrangement and while the Arrangement is pending, the Company is restricted from taking certain actions.

Under the Arrangement Agreement, the Company must generally conduct its business in the ordinary course. Before the completion of the Arrangement or termination of the Arrangement Agreement, the Company is restricted from taking certain specified actions without the consent of the Purchaser (such consent not to be unreasonably withheld or delayed). These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. See “The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of the Company’s resources to the completion thereof and the restrictions that were imposed on the Company under the Arrangement Agreement may have an adverse effect on the current future operations, financial condition and prospects of the Company.

Uncertainty surrounding the Arrangement could adversely affect the Company’s retention of customers and suppliers.

The Arrangement is dependent upon satisfaction of various conditions, and as a result, its completion is subject to uncertainty. In response to this uncertainty, the Company’s customers and suppliers may delay or defer decisions concerning the Company. Any change, delay or deferral of those decisions by customers and suppliers could negatively impact the Company’s business, operations and prospects, regardless of whether the Arrangement is ultimately completed.

Shareholders will no longer hold an interest in the Company following the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans. In the event that the value of the Company assets or business, prior, at or after the Effective Date, exceeds the implied value of the Company under the Arrangement, Shareholders will not be entitled to additional consideration for their Shares.

Risk Factors Related to the Business of the Company

Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Circular) applicable to the Company is contained under the heading “Risk Factors” in the Company’s Form 20-F, and in the Company’s other filings with Securities Authorities, available on the Company’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States).

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement (which has been filed by the Company under its SEDAR profile at www.sedar.com and on the EDGAR website at www.sec.gov) and to the Plan of Arrangement (attached to this Circular as Schedule B). Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

Conditions to the Arrangement Becoming Effective

Mutual Conditions Precedent

The Purchaser and the Company are not required to complete the Arrangement unless each of the following conditions is and remains satisfied, which conditions may only be waived, in whole or in part, by the mutual written consent of the Purchaser and the Company:

(a)	Shareholder Approval. The Arrangement shall have been approved by the Required Shareholder Approval and in accordance with any additional conditions which may be imposed by the Interim Order.

(b)

Interim Order and Final Order. The Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of the Company and the Purchaser, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(c)

Regulatory Approvals. (i) The Competition Act Clearance, the HSR Approval and the German Antitrust Approval shall have expired, been terminated, been waived or been obtained, as applicable, and (ii) the Investment Canada Act Approval shall have been obtained.

(d)

No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law shall be in effect which prohibits, restrains or renders illegal the consummation of the Arrangement.

Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to consummate the Arrangement are subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of the Purchaser):

(a)

Representations and Warranties. Each representation and warranty with respect to (i) the Company’s corporate existence and power, corporate authorization and capitalization, the Company’s Subsidiaries’ corporate existence and power, the entitlement to any party other than Morgan Stanley to any finders’ fees, and the absence of anti-takeover laws shall be true and correct in all material respects (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) both as of the date of the Arrangement Agreement and at and as of the Effective Time as if made at and as of such time; (ii) the absence of certain changes or events shall be true and correct in all respects both as of the date of the Arrangement Agreement and as at and as of the Effective Time as if made at and as of such time; (iii) the Company’s capitalization (other than those representations set forth in clause (i) above) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time, as if made at and as of such time; and (iv) set forth in the Arrangement Agreement, other than those described in clauses (i) through (iii) above, shall be true and correct in all respects (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) both as of the date of the Arrangement Agreement and at and as of the date of the Effective Time as if made at and as of such time, except in the case of this clause (iv) where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, provided, in each case, that any representation and warranty made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b)	Performance of Obligations of the Company. The Company shall have complied in all material respects with its agreements and covenants under the Arrangement Agreement.

(c)

Officer’s Certificate. The Purchaser shall have received a certificate signed by a senior officer of the Company certifying as to the satisfaction of the conditions in the Arrangement Agreement with respect to the Company’s representation and warranties set forth in (a) above, and performance of obligations of the Company.

(d)	Dissent Rights. Dissent Rights shall not have been exercised with respect to more than 10% of the issued and outstanding Shares.

Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to consummate the Arrangement is subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of the Company):

(a)

Representations and Warranties. Each representation and warranty of the Purchaser set forth in the Arrangement Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein both) as of the date of the Arrangement Agreement and at and as of the date of the Effective Time as if made at and as of such time, except in the case where failure to be so true and correct, individually or in the aggregate, would not prevent the consummation of the transactions contemplated thereby; provided, in each case, that any representation and warranty made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b)	Performance of Obligations of Purchaser. The Purchaser shall have complied in all material respects with its agreements and covenants under the Arrangement Agreement.

(c)

Officer’s Certificate. The Company shall have received a certificate signed by a senior officer of the Purchaser certifying as to the satisfaction of the conditions with respect to the Purchaser’s representation and warranties set forth in (a) above, and performance of obligations of the Purchaser.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by each of the Company and the Purchaser. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Company to the Purchaser or are subject to a standard of materiality or are qualified by a reference to Material Adverse Effect. Therefore, Shareholders should not rely on the representations and warranties as statements of factual information.

Specifically, the Arrangement Agreement contains customary representations and warranties of the Company, including with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, reports and financial statements; securities laws; undisclosed liabilities; disclosure documents, absence of certain changes or events, litigation, taxes, employee benefits, labor and employment, compliance with laws, environmental, health and safety matters, intellectual property rights, properties, insurance, finders’ fees, opinions of financial advisors, anti-takeover provisions, material contracts, related party transaction and collateral benefits.

In addition, the Arrangement Agreement also contains customary representations and warranties of the Purchaser including with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, disclosure documents, litigation, financing, guarantees, operations, solvency, absence of interest in competitors, adequate access and investigation.

Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of each of the Company and the Purchaser.

Conduct of the Company

In the Arrangement Agreement, the Company has agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms.

Shareholders should refer to the Arrangement Agreement for details regarding the negative and affirmative covenants given by the Company in relation to the conduct of its business prior to the Effective Time.

Conduct of Purchaser

The Purchaser has agreed that, from the execution of the Arrangement Agreement to the Effective Time, it shall not acquire or agree to acquire, or otherwise make any investment in, any Person, or agree to any commercial or strategic relationship with any Person, that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Purchaser to consummate the transactions contemplated by the Arrangement Agreement.

Efforts to Consummate the Arrangement

The Arrangement Agreement provides that each party will use its reasonable best efforts to take all actions necessary, proper or advisable to consummate the transactions contemplated thereby.

In addition, the Arrangement Agreement provides that each of the Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand, shall, take all actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods, or receipt of the Investment Canada Act Approval and required authorizations or approvals under applicable Competition Laws and, if any objections are asserted with respect to the transactions contemplated the Arrangement Agreement under any law or if any Proceeding is instituted (or threatened to be instituted) by any Governmental Authority or any private party challenging any of the transactions contemplated thereby as prohibited by or violating any law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated by the Arrangement Agreement, take all action necessary to resolve any such objections or suits so as to permit consummation of the transactions contemplated thereby.

Notwithstanding anything to the contrary in the Arrangement Agreement, in no event will (i) either the Purchaser or the Company be obligated to subject itself to any Regulatory Requirement unless such Regulatory Requirement is conditioned upon, and only effective as of, the Closing or (ii) any of the efforts to consummate set out in the Arrangement Agreement require the Purchaser, the Company or any of their respective Affiliates to offer, negotiate, agree to, or commit to and effect, written undertakings necessary in order to obtain the Investment Canada Act Approval to demonstrate that the Arrangement and the other transactions contemplated by the Arrangement Agreement are of net benefit to Canada and to ensure that the Arrangement and the other transactions contemplated thereby are not prohibited under the Investment Canada Act that would result in a burdensome condition that would not be considered a Material Adverse Effect, disregarding the proviso in the definition of “Material Adverse Effect”.

Purchaser Financing

The Arrangement Agreement contains customary covenants of the Purchaser with respect to financing of the transaction, including a covenant that the Purchaser shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions in the Debt Commitment Letter as promptly as practicable.

The Purchaser has expressly acknowledged and agreed that, notwithstanding anything in the Arrangement Agreement to the contrary, its obligations thereunder, including its obligations to consummate the Arrangement and the other transactions contemplated thereby, are not subject to, or conditioned on, receipt of any Debt Financing.

Non-Solicitation

The Arrangement Agreement provides that, subject to the exceptions set forth in the Arrangement Agreement, none of the Company, or any of their respective directors, officers, employees, consultants, agents, advisors, Affiliates and other representatives (“Representatives”) shall, directly or indirectly:

(a)

initiate, solicit or knowingly encourage (including by way of providing or making available information or providing access to its properties, books, records or personnel) the submission of any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any Person (other than the Purchaser and its Representatives) any information in connection therewith;

(b)

approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any transaction agreement (as further detailed in the Arrangement Agreement) providing for or relating to an Acquisition Proposal;

(c)	fail to enforce or grant any waiver or release under any confidentiality, standstill or similar agreement with respect to any class of securities; or

(d)	authorize or commit to do any of the foregoing.

In addition, the Arrangement Agreement provides that, subject to certain exceptions, the Company shall and shall cause its respective Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company or any of its Representatives with respect to any potential Acquisition Proposals, discontinue access of any such persons of the virtual data room created in connection with the process initiated by the Board or other virtual data room for the purpose of an Acquisition Proposal, and, if not already so requested, within two Business Days of the date of the Arrangement Agreement request the prompt return or destruction of all confidential information previously furnished to such persons or their Representatives during any such solicitation, encouragement, discussion or negotiation that occurred in the 12 months prior to the date of the Arrangement Agreement.

Acquisition Proposals

Notwithstanding any other provision of the Arrangement Agreement, but subject to the Company’s notification obligations set out in the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the Required Shareholder Approval, (i) the Company receives a written Acquisition Proposal from a third party that did not result from a material breach of the non-solicitation provision of the Arrangement Agreement and (ii) the Board determines in good faith (after receiving the advice of outside counsel and outside financial advisors), that (x) such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) that the failure to furnish information or enter into discussions or negotiations with such third party pursuant to an unsolicited written Acquisition Proposal would be inconsistent with its fiduciary duties under applicable law, then the Company may (A) furnish information with respect to the Company to such third party and its or their respective Representatives or potential sources of financing and their Representatives and (B) participate in discussions or negotiations with such third party regarding such Acquisition Proposal, subject to certain conditions.

Right to Match

The Arrangement Agreement provides that, if (A) either (1) the Company receives an Acquisition Proposal that did not result from a material breach of the non-solicitation provisions set out in the Arrangement Agreement which the Board concludes in good faith (after consultation with its independent financial advisors) constitutes a Superior Proposal, or (2) the Board concludes in good faith (after consultation with its independent financial advisors) there has been an Intervening Event and (B) the Board determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law, then the Board may (x) make a Recommendation Withdrawal (which, in the case of an

Intervening Event, shall be limited to failing to recommend or withdrawing, amending, modifying or qualifying, or publicly proposing to withdraw, amend, modify or qualify its recommendation) or (y) terminate the Arrangement Agreement in order to enter into a definitive agreement with respect to such Superior Proposal; provided, however the Company shall not terminate the Arrangement Agreement to effect a Recommendation Withdrawal and enter into a definitive agreement with respect to a Superior Proposal, and any such purported termination shall be void and of no force or effect, unless concurrently with such termination the Company pays to the Purchaser the Company Termination Fee and enters into a definitive agreement providing for such Superior Proposal; and provided, further, that the Board may not effect a Recommendation Withdrawal or terminate the Arrangement Agreement to effect a Recommendation Withdrawal and enter into a definitive agreement with respect to a Superior Proposal unless:

(a)

the Company shall have provided prior written notice to the Purchaser, at least four Business Days in advance (the “Notice Period”), of its intention to take such actions, which notice shall, as applicable, (A) attach any proposed agreements relating to such Acquisition Proposal or (B) provide reasonable details of the Intervening Event;

(b)

during the Notice Period (or, in the event of any material revisions to the Superior Proposal, two Business Days), the Board shall have negotiated in good faith with the Purchaser and shall have made itself and its Representatives available to discuss with the Purchaser (to the extent the Purchaser desires to negotiate) any revisions to the terms of the Arrangement Agreement that may, at the Purchaser’s sole discretion, be proposed by the Purchaser in response to such Superior Proposal or Intervening Event, as applicable; and

(c)

at the end of the Notice Period (or, in the event of any material revisions to the Superior Proposal, two Business Days), the Board concludes in good faith (A) (after consulting with its outside legal counsel and outside financial advisors) taking into account any adjustment or modification of the terms of the Arrangement Agreement proposed in writing by the Purchaser and capable of acceptance by the Purchaser, that, as applicable, (1) the Acquisition Proposal continues to be a Superior Proposal or (2) the Intervening Event continues to warrant a Recommendation Withdrawal; and (B) (after consultation with outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to the Purchaser and to comply with the requirements of the Arrangement Agreement with respect to such new written notice, except that the Notice Period shall be reduced to two Business Days.

Director and Officer Liability

Prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently (and any additional Persons who prior to the Effective Time become) covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less substantively favourable for the Company and the Persons covered by such existing policies than those of such policy in effect on the date of the Arrangement Agreement for the six year period following the Closing (and until such later date as of which any Proceeding commenced during such six year period shall have been finally disposed of) and at a price not to exceed 300% of the amount the Company paid in its last full fiscal year prior to the date of the Arrangement Agreement. If the Company or the Purchaser obtains prepaid “tail” or “runoff” policies prior to the Effective Time, the Purchaser shall, and shall cause the Company to, maintain such policies in full force and effect, without any modifications that are adverse to the Persons covered by such policies, for their full term, and continue to honor the obligations thereunder for such six year period.

If the Company fails to purchase such “tail” or “runoff” policy prior to Closing, then either the Purchaser may purchase such policy on behalf of the Company or the Company shall maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to Closing covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favourable for the Company and the indemnified persons covered by such existing policies than those of such policy in effect as of the date of the Arrangement Agreement for a period of six years following Closing.

Assistance with Purchaser Financing

The Arrangement Agreement contains customary covenants of the Company to use reasonable best efforts to cooperate with the Purchaser in connection with the Financing, including a covenant to provide such cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the advance of the Debt Financing as contemplated in the Debt Commitment Letter (subject to customary limitations and reasonableness requirements, and provided such cooperation does not unreasonably interfere with the ongoing operations of the Company).

Other Covenants

The Arrangement Agreement contains other customary covenants for a transaction of this nature, including access to information, public announcements, employee matters, confidentiality, company plans, litigation, reorganization, TSX delisting, resignation of directors and payoff letters.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Arrangement and other transactions contemplated thereby may be abandoned at any time prior to the Effective Time (notwithstanding any prior approval of the Arrangement by the Shareholders):

(a)	by mutual written consent of the Company and the Purchaser;

(b)	by either the Company or the Purchaser, if:

(i)

the Effective Time shall not have occurred at or before 5:00 p.m., New York City time, on August 4, 2022 (the “End Date”); provided, however, the right to terminate the Arrangement Agreement by either the Company or the Purchaser shall not be available to any party whose breach of any provision of the Arrangement Agreement is the principal cause of or resulted in the failure of the Effective Time to occur by such time;

(ii)

if any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law which prohibits, restrains or renders illegal the consummation of the Arrangement shall be in effect and shall have become final and non-appealable; provided, however, the right to terminate the Arrangement Agreement pursuant by either the Company or the Purchaser shall not be available to any party whose breach of any provision of the Arrangement Agreement is the principal cause of or resulted in the application or imposition of such restraint; or

(iii)	at the Meeting or any adjournment thereof at which the Arrangement has been voted upon, the Shareholders fail to approve the Arrangement by the Required Shareholder Approval;

(c)	by the Company:

(i)

if an inaccuracy of any representation or warranty of the Purchaser or a breach of any covenant or agreement by the Purchaser set forth in the Arrangement Agreement shall have occurred which would cause any of the conditions of the obligations of the Company to consummate the Arrangement not to be satisfied, and such inaccuracy or breach is incapable of being cured by the End Date or has not been cured prior to the 45th day after giving of written notice thereof by the Company to the Purchaser; provided, however, the Company is not then in material breach of the Arrangement Agreement so as to cause any of such conditions not to be satisfied;

(ii)

prior to obtaining the Required Shareholder Approval, in order to enter into a definitive agreement relating to a Superior Proposal that did not result from a material breach of the non-solicitation provisions set forth in the Arrangement Agreement in accordance with, and subject to the terms and conditions set forth in the Arrangement Agreement; or

(iii)

if (A) all of the conditions to the obligation of each party of the Arrangement Agreement have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing if Closing were to occur on the date of termination), (B) the Purchaser fails to consummate the Closing on the second Business Day after the satisfaction and waiver of conditions to be satisfied at Closing, (C) the Company has provided written notice to the Purchaser at least two Business Days prior to such termination that it is ready, willing and able to consummate the Closing at all times during such two Business Day period and (D) the Purchaser fails to consummate the Closing by the second Business Day after the delivery of such notice.

(d)	by the Purchaser, if:

(i)	the Company willfully and materially breaches in a manner adverse to the Purchaser any of its non-solicitation obligations pursuant to the Arrangement Agreement;

(ii)

if an inaccuracy of any representation or warranty of the Company or a breach of any covenant or agreement by the Company set forth in the Arrangement Agreement (other than its non-solicitation obligations) shall have occurred which would cause any of the conditions to the obligation of the Purchaser not to be satisfied, and such inaccuracy or breach is incapable of being cured by the End Date or has not been cured prior to the 45th (forty-fifth) day after the giving of written notice thereof by the Purchaser to the Company; provided, however, the Purchaser is not then in material breach of the Arrangement Agreement so as to cause any of the conditions to the obligation of each party of the Arrangement Agreement, and conditions to the obligation of the Company; or

(iii)	(A) the Board or any committee thereof shall have effected a Recommendation Withdrawal or (B) the Company fails to include the Recommendation in the Circular.

Termination Fees

In the event that the Arrangement Agreement is terminated by the Company in order to enter into a definitive agreement relating to a Superior Proposal, by the Purchaser or the Company if the Shareholders fail to approve the Arrangement Resolution and at the time of such termination the Board had effected a Recommendation Withdrawal or failed to include such recommendation in this Circular, or by the Purchaser if the Board has effected a Recommendation Withdrawal or fails to include such recommendation in this Circular, then the Company shall pay an amount of $81 million (the “Company Termination Fee”) as directed in writing by the Purchaser, at or prior to the time of termination in the case of a termination pursuant to enter into a definitive agreement relating to a Superior Proposal or within two Business Days following termination of the Arrangement Agreement in the case of a termination pursuant to the Shareholders failing to approve the Arrangement Resolution or the Board effecting a Recommendation Withdrawal or failing to include such recommendation in this Circular.

In the event that all of (i) the Arrangement Agreement is terminated by the Purchaser or the Company if Closing has not occurred by the End Date (and at the time of such termination the Shareholders have not yet approved the Arrangement Resolution) or the Shareholders failed to approve the Arrangement Resolution, or is terminated by the Purchaser pursuant to a willful and material breach of the non-solicitation provisions by the Company or the Board has effected a Recommendation Withdrawal or failed to include such recommendation in this Circular, (ii) at any time after the date of the Arrangement Agreement and prior to such termination, a bona fide Acquisition Proposal shall have been publicly announced or publicly made known or any Person shall have publicly announced its intention to make an Acquisition Proposal and (iii) within 12 months after such termination, the Company enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal (provided that for the foregoing clauses (ii) and (iii), each reference to “20%” and “80%” in the definition of Acquisition Proposal shall be deemed to be a reference to “a majority”), then, on the earlier of the date of the consummation of an Acquisition Proposal and the date on which a definitive agreement with respect to an Acquisition Proposal is entered into, the Company shall pay the Company Termination Fee to the Purchaser.

In the event that the Arrangement Agreement is terminated by the Company due to a willful and material breach of representations and warranties or any covenant or agreement by the Purchaser or because the closing conditions have been satisfied or waived and the Purchaser has failed to consummate the Arrangement within two Business Days following irrevocable notice by the Company that it is ready, willing and able to close (or is terminated by the Purchaser on the basis that the Closing has not occurred prior to the End Date at a time when the Arrangement Agreement was terminable by the Company on the basis of a willful and material breach by the Purchaser or because the closing conditions have been satisfied or waived and the Purchaser has failed to consummate the Arrangement within two Business Days following irrevocable notice by the Company that it is ready, willing and able to close), then the Purchaser shall pay the Company an amount of $142 million (the “Purchaser Termination Fee”) within two Business Days following such termination by the Company.

Amendments

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable law, the Arrangement Agreement and the Plan of Arrangement may be amended by an instrument in writing signed by the Purchaser and the Company by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after approval of the Arrangement by the Shareholders and without further notice to or authorization on the part of the Shareholders; provided, however:

(a)	after approval of the Arrangement by the Shareholders, no amendment may be made which under applicable law requires the further approval of the Shareholders without such further approval; and

(b)

the provisions in the Arrangement Agreement relating to the Company’s right to receive a Purchaser Termination Fee payable from the Guarantors pursuant to the guarantees, amendment, waiver, successors and assigns, execution, third party beneficiaries, governing law, jurisdiction, trial by jury and non-recourse (and any provision of the Arrangement Agreement to the extent an amendment of such provision would modify the substance of any of the foregoing provisions), in each case to the extent relating to the Debt Financing Sources, may not be amended without the prior written consent of the Debt Financing Sources.

The Company will not unreasonably withhold its consent from any amendment to the Plan of Arrangement at any time prior to the Effective Time which is requested by the Purchaser, acting reasonably, provided that it shall be deemed to be reasonable for the Company to withhold its consent from any amendment which: (i) has the effect of reducing the aggregate consideration payable to the Shareholders pursuant to the Plan of Arrangement, (ii) is otherwise prejudicial to Shareholders or other parties to be bound by the Plan of Arrangement or results in Taxes being imposed on, or any adverse Tax or other consequences to, any holder of Company securities, (iii) is inconsistent with the provisions of the Arrangement Agreement, or (iv) could reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement.

Governing Law

The Arrangement Agreement and all actions arising in whole or part under or in connection therewith shall be interpreted, construed, performed, governed and enforced by and in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein without giving effect to any principle of conflict of law that would require or permit the application of the law of another jurisdiction.

Each of the Purchaser and the Company has irrevocably submitted to the exclusive jurisdiction of the Court or, only if the Court does not accept or have jurisdiction, such other court of competent jurisdiction located in the City of Montreal, in respect of any Proceeding arising out of or relating to the Arrangement Agreement, the documents referred to in the Arrangement Agreement, or the transactions contemplated thereby, and each thereby waives, and agrees not to assert, as a defense, in any such Proceeding that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that the Arrangement Agreement or any such document may not be enforced in or by such courts, and each of the Purchaser and the Company irrevocably agrees that it is the intention of each such party that all claims with respect to such Proceeding shall be heard and determined in such a court.

Notwithstanding the foregoing, with respect to any Proceeding of any kind involving any Debt Financing Source arising out of or relating to the Arrangement Agreement or the agreements delivered in connection herewith or any of the transactions contemplated thereby, the Debt Financing or the Debt Commitment Letter or the performance of services thereunder, each of the Purchaser and the Company (i) is submitted to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court, in each case, sitting in the Borough of Manhattan and any appellate court therefrom (“Applicable Courts”), and agrees that all claims in respect of any such Proceeding be heard and determined only in the Applicable Courts, (ii) agrees that such party shall not bring or permit any of its Affiliates to bring any Proceeding, or voluntarily support any other Person in bringing any such Proceeding, in any courts other than the Applicable Courts, (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such Proceeding in any Applicable Court and (iv) except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any principle of conflict of law that would require or permit the application of laws of another jurisdiction.

DISSENT RIGHTS OF SHAREHOLDERS

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders as of the Record Date for the Meeting with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered Shareholder as of the Record Date for the Meeting who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of the Shares held by such dissenting registered Shareholder (“Dissenting Shareholder”) determined as of the close of business on the day before the Arrangement Resolution is approved. Shareholders are cautioned that fair value may be the same as, more than or less than the Consideration offered under the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such Shareholder submitted its Shares to the Company for the Consideration pursuant to the Plan of Arrangement. If a Dissenting Shareholder fails to comply strictly with the requirements of the dissent rights set out in section 190 of the CBCA (as modified by the Plan of Arrangement and the Interim Order), it will lose its dissent rights, the Company will return to the Shareholder the certificates representing the dissenting Shares that were delivered to the Company, if any, and, if the Arrangement is completed, that Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same terms as a Shareholder who did not exercise its dissent rights.

Section 190 of the CBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that only a registered holder of Shares may exercise the dissent rights in respect of Shares that are registered in that Shareholder’s name.

In many cases, shares beneficially owned by a non-registered Shareholder are registered either (a) in the name of an intermediary (such as a broker, trust or bank) or (b) in the name of a clearing agency (such as DTC or CDS) of which the intermediary is a participant. Accordingly, a non-registered Shareholder will not be entitled to exercise its dissent rights directly (unless the Shares are re-registered in the non-registered Shareholder’s name). A non-registered Shareholder who wishes to exercise dissent rights should immediately contact the intermediary with whom the non-registered Shareholder deals in respect of its Shares and either (i) instruct the intermediary to exercise the dissent rights on the non-registered Shareholder’s behalf (which, if the Shares are registered in the name of DTC or CDS or another clearing agency, may require that such Shares first be re-registered in the name of the intermediary), or (ii) instruct the intermediary to re-register such Shares in the name of the non-registered Shareholder, in which case the non-registered Shareholder would be able to exercise the dissent rights directly. In addition, pursuant to section 190 of the CBCA and the Interim Order, a Dissenting Shareholder may not exercise dissent rights in respect of only a portion of such Dissenting Shareholder’s Shares but may dissent only with respect to all Shares held by such Dissenting Shareholder.

The dissent procedures require that a registered Shareholder who wishes to dissent must send a written notice of dissent (“Dissent Notice”) to Intertape Polymer Group Inc. at (i) 9999 Cavendish Blvd., Suite 200, Ville Saint-Laurent, Québec H4M 2X5 (Attention: Secretary), (ii) by facsimile transmission to Fasken at 514-397-7600 (Attention: Secretary, care of Neil Kravitz), or (iii) by e-mail to nkravitz@fasken.com with the subject “Intertape Polymer Group Inc. – Dissent Notice”, in each case by no later than 5:00 p.m. (EDT) on the second Business Day immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), and must otherwise strictly comply with the dissent procedures set forth in section 190 of the CBCA (as modified by the Plan of Arrangement and the Interim Order). A registered Shareholder who intends to exercise dissent rights in respect of the Arrangement resolution should seek legal advice. Failure to strictly comply with the dissent procedures will result in loss of dissent rights.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, under the CBCA, a Registered Shareholder who has submitted a Dissent Notice and who votes (or instructs or is deemed, by submission of an incomplete proxy or otherwise, to have instructed the Shareholder’s proxyholder to vote) in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Shares voted in favour of the Arrangement Resolution, being the Shares in respect of which the Dissent Notice was made. In addition, if such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Shares registered in such Dissenting Shareholder’s name or held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the Shares held by such Dissenting Shareholder in such Dissenting Shareholder’s name or in the name of that beneficial owner, given that section 190 of the CBCA provides there is no right of partial dissent. A vote against the Arrangement Resolution will not constitute a Dissent Notice. The CBCA does not provide, and the Company will not assume, that a proxy submitted to the Company instructing the proxyholder to vote against the Arrangement Resolution constitutes a Dissent Notice, but a Registered Shareholder need not vote its Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its dissent rights. A Dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting the Dissenting Shareholder’s right to exercise its Dissent Rights. See “Information Concerning the Meeting – Appointment and Revocation of Proxies”.

The Company is required within ten days after the Shareholders adopt the Arrangement Resolution to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder that voted in favour of the Arrangement Resolution or who has withdrawn its Dissent Notice.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after receipt of notice that the Arrangement Resolution has been approved, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement resolution has been approved, send or deliver in person to the Company at (i) 9999 Cavendish Blvd., Suite 200, Ville Saint-Laurent, Québec H4M 2X5 (Attention: Secretary), (ii) by facsimile transmission to Fasken at 514-397-7600 (Attention: Secretary, care of Neil Kravitz), or (iii) by e-mail to nkravitz@fasken.com with the subject “Intertape Polymer Group Inc. – Dissent Notice”, a written notice (a “Demand for Payment”) containing such Dissenting Shareholder’s name and address, the number of Shares in respect of which he, she or it dissents (the “Dissenting Shares”), and a demand for payment of the fair value of such Dissenting Shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to the Company certificates representing the Dissenting Shares. The Company will endorse on the share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required, or to send certificates representing Dissenting Shares in the time required, has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares as determined pursuant to the Interim Order, unless (a) the Dissenting

Shareholder withdraws its Dissent Notice before the Company makes an offer to pay (as described below), (b) the Company fails to make an offer to pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, or (c) the Board revokes the Arrangement Resolution, in which case the Dissenting Shareholder’s rights as a Shareholder will be reinstated. In (a) and (b), the Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time of the Arrangement. Pursuant to the plan of Arrangement, in no case shall the Company, the Purchaser or any other Person be required to recognize any Dissenting Shareholder as a Shareholder after the Closing Date, and the names of such Shareholders shall be deleted from the list of Registered Shareholders at the Closing Date.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting Shares shall be (i) deemed to have transferred such Dissenting Shares to the Purchaser at the Effective Time of the Arrangement, (ii) deemed to not have participated in the Plan of Arrangement, (iii) entitled to be paid the fair value for their Dissenting Shares by the Purchaser and (iv) will not be entitled to any other payment or consideration, including any payment that would be payable under the Plan of Arrangement had such Dissenting Shareholders not exercised their Dissent Rights.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled to be paid fair value for their Dissenting Shares, for any reason, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Date.

The Company is required, not later than seven days after the later of the Closing Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay for its Dissenting Shares in an amount considered by the Board to be the fair value of the Shares, accompanied by a statement showing the manner in which the fair value was determined unless there are reasonable grounds for believing that the Company is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities. Every offer to pay must be on the same terms. The Company must pay for the Dissenting Shares of a Dissenting Shareholder within ten days after an offer to pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance within 30 days after the offer to pay has been made.

If the Company fails to make an offer to pay for a Dissenting Shareholder’s Shares, or if a Dissenting Shareholder fails to accept an offer to pay that has been made, the Company may, within 50 days after the closing date or within such further period as a court may allow, apply to a court to fix a fair value for the Shares of a Dissenting Shareholder. If the Company fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by the Company or a Dissenting Shareholder must be made to a court in Québec or a court having jurisdiction in the province where the Dissenting Shareholder resides if the Company carries on business in that province.

Upon an application to a court, all Dissenting Shareholders who have not accepted an offer to pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any Person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Company in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. Registered Shareholders who are considering exercising dissent rights should be aware that there can be no assurance that the fair value of their Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the Consideration. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of Consideration for such Dissenting Shareholder’s Dissenting Shares.

The Arrangement Agreement provides that it is a condition to the completion of the Arrangement in favour of the Purchaser that the number of Shares held by Shareholders that have validly exercised Dissent Rights shall not exceed 10% of the Shares issued and outstanding as of the date of the Arrangement Agreement. See “The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

The foregoing is only a summary of the Dissenting Shareholder provisions of the CBCA (as modified by the plan of Arrangement and the Interim Order or any other Interim Order of the court), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Schedule H hereto. It is recommended that any Registered Shareholder wishing to avail itself of its dissent rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its dissent rights.

For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations”, and “Certain U.S. Federal Income Tax Considerations”.

INFORMATION CONCERNING THE COMPANY

General

The Company is incorporated under, and governed by, the laws of Canada. The Company is a leading manufacturer of tapes, films and protective packaging operating in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe. The Company employs approximately 4,100 people and has corporate offices in Montreal, Québec and Sarasota, Florida.

Description of Share Capital

As of March 25, 2022, there were 59,284,947 Shares issued and outstanding. Each Share entitles the holder thereof to one vote. The Company has fixed the close of business on March 25, 2022 as the Record Date for the purpose of determining Shareholders entitled to receive notice of the Meeting. Pursuant to the CBCA, the Company is required to prepare, no later than ten days after the Record Date, an alphabetical list of Shareholders entitled to vote as of the Record Date that shows the number of Shares held by each Shareholder. A Shareholder whose name appears on the list referred to above is entitled to vote the Shares shown opposite the Shareholder’s name at the Meeting. The list of Shareholders is available for inspection during usual business hours at the registered office of the Company, 800 Place Victoria, Suite 3500, Montreal, Québec H4Z 1E9 and at the Meeting.

Dividend Policy

During the two years preceding the date hereof, the Company has paid cash dividends on a quarterly basis, as follows:

Declared Date	Paid date	Per Share amount
		$
May 12, 2020	June 30, 2020	0.1475
August 12, 2020	September 30, 2020	0.1475
November 11, 2020	December 31, 2020	0.1575
March 11, 2021	March 31, 2021	0.1575
May 11, 2021	June 30, 2021	0.1575
August 10, 2021	September 30, 2021	0.1700
November 11, 2021	December 31, 2021	0.1700
March 10, 2022	March 31, 2022	0.1700

In accordance with the Arrangement Agreement, the Company will continue to declare and pay regular quarterly dividends in an amount per Share no greater than the quarterly dividend declared and paid by the Company during the fiscal quarter ended December 31, 2021, with the timing of the declaration, record and payment dates in any given quarter consistent with such timings for the comparable quarter in the prior fiscal year. However, if a record date or payment date with respect to such a regular quarterly dividend declared prior to Closing of the Arrangement would occur after Closing of the Arrangement, such record date or payment date may be accelerated so that it occurs prior to the Closing.

Ownership of Securities

The names of the directors, executive officers and other insiders of the Company, the positions held by them with the Company and the number and percentage of outstanding Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by each of them and, where known after reasonable enquiry, by their respective associates or affiliates, are set out in the following table. The table also sets out the number of Options, DSUs and RSUs, PSUs held by each of them, prior to the Arrangement, as at the Record Date, unless indicated otherwise:

Name	Position with the Company	Shares		% of Shares	Options	DSUs	RSUs(1)	PSUs(1)
Gregory A.C. Yull	Director, President and CEO	733,947	(2)	1.24	1,320,525	–	128,425	243,212
Jeffrey Crystal	Chief Financial Officer	43,639		0.07	288,747	–	29,244	55,472
Robert M. Beil	Director	43,885		0.07	–	53,632	–	–
Chris R. Cawston	Director	11,700		0.02	–	15,739	–	–
Jane Craighead	Director	8,500		0.01	–	15,948	–	–
Frank Di Tomaso	Director	10,000		0.02	–	50,409	–	–
Robert J. Foster	Director	46,100		0.08	–	79,661	–	–
Dahra Granovsky	Director	6,929		0.01	–	27,867	–	–
Jorge N. Quintas	Director	59,608		0.10	–	86,423	–	–
James Pantelidis	Director	57,510	(3)	0.10	–	50,443	–	–
Mary Patricia Salomone	Director	–		—	–	44,987	–	–
Melbourne F. Yull	Director	1,734,629	(4)	2.93	–	60,945	–	–
Dean Blockowitz	Vice-President, Sales	25,927		0.04	–	–	12,909	34,993
Randi M. Booth	Senior Vice-President, General Counsel	6,797		0.01	158,413	–	19,126	35,610
Silvano Iaboni	Senior Vice-President, ECP	31,809		0.05	118,323	–	15,429	29,278
Douglas Nalette	Senior Vice-President, Operations	144,580		0.24	90,303	–	16,276	30,827
Shawn Nelson	Senior Vice-President, Sales	147,069		0.25	155,772	–	16,276	30,827
Mary-Beth Thompson	Senior Vice-President, Human Resources	—		—	148,116	–	15,429	29,278
Joseph Tocci	Senior Vice-President, Global Sourcing and Supply Chain	65,502		0.11	154,275	–	15,691	29,802

(1)

PSUs and RSUs granted in 2019 and that are still outstanding as of the Record Date have been excluded from this table since they will be settled in cash in accordance with the Company’s equity plans prior to completion of the Arrangement.

(2)

289,560 Shares held beneficially and of record by Gregory Yull, 1,384 Shares held beneficially and of record by Lara V Yull C/F Margaret Yull, 16,609 Shares held beneficially and of record by Lara V Yull C/F Maxwell Yull UTMA FL, 3,504 Shares held beneficially and of record by Lara V Yull C/F Trevor Yull UTMA FL, and 422,890 Shares held beneficially and of record by MTM YULL, LLC.

(3)

46,500 Shares held beneficially and of record by James Pantelidis, 1,000 Shares held beneficially and of record by Chris Pantelidis, 1,000 Shares held beneficially and of record by EMA Partners, 1,500 Shares held beneficially and of record by Pantelidis Trust, 2,500 Shares held beneficially and of record by Sarah Selke and 5,010 Shares held beneficially and of record by Violet Jean Pantelidis.

(4)

339,054 Shares held beneficially and of record by Melbourne Yull, 500 Shares held beneficially and of record by MF Yull Holdings, 1,345,075 Shares held beneficially and of record by Sammana Group and 50,000 Shares held beneficially and of record by Yull Conservation Foundation.

Situation following Completion of Arrangement

The table below sets out, to the knowledge of the directors and executive officers of the Company, the consideration to be received in connection with the Arrangement by each of the directors, executive officers and other insiders of the Company:

Name	Position with the Company	Value of Shares sold (C$)	Value of Cashed Options (C$)	Value of DSUs, RSUs and PSUs (C$)(1)	Total consideration (C$)
Gregory A.C. Yull	Director, President and CEO	29,724,854	36,685,101	21,620,264	88,030,219
Jeffrey Crystal	Chief Financial Officer	1,767,380	7,899,600	4,940,516	14,607,496
Robert M. Beil	Director	1,777,343	—	2,172,096	3,949,439
Chris R. Cawston	Director	473,850	—	637,430	1,111,280
Jane Craighead	Director	344,250	—	645,894	990,144
Frank Di Tomaso	Director	405,000	—	2,041,565	2,446,565
Robert J. Foster	Director	1,867,050	—	3,226,271	5,093,321
Dahra Granovsky	Director	280,625	—	1,128,614	1,409,239
Jorge N. Quintas	Director	2,414,124	—	3,500,132	5,914,256
James Pantelidis	Director	2,329,155	—	2,042,942	4,372,097
Mary Patricia Salomone	Director	—	—	1,821,974	1,821,974
Melbourne F. Yull	Director	70,252,475	—	2,468,273	72,720,748
Dean Blockowitz	Vice-President, Sales	1,050,044	—	2,974,261	4,024,305
Randi M. Booth	Senior Vice-President, General Counsel	275,279	4,230,031	3,099,418	7,604,728
Silvano Iaboni	Senior Vice-President, ECP	1,288,265	3,460,293	2,608,816	7,357,374
Douglas Nalette	Senior Vice-President, Operations	5,855,490	2,474,886	2,739,617	11,069,993
Shawn Nelson	Senior Vice-President, Sales	5,956,295	4,214,573	2,739,617	12,910,485
Mary-Beth Thompson	Senior Vice-President, Human Resources	—	4,081,923	2,608,816	6,690,739
Joseph Tocci	Senior Vice-President, Global Sourcing and Supply Chain	2,652,831	4,197,866	2,657,551	9,508,248
TOTAL:		128,714,310	67,244,273	65,674,067	261,632,650

(1)

Does not give effect to any dividend equivalents with respect to dividends that may be declared after the date hereof in accordance with the terms of the Arrangement Agreement. Value of awards does not include any dividends that could be declared by the Company in the normal course of business after the Record Date. USD$ dividend equivalents included have been translated to CDN$ using the exchange rate as at March 25, 2022.

Commitments to Acquire Securities of the Company

None of the Company and its directors and executive officers or, to the knowledge of the directors and executive officers of the Company any of their respective associates or affiliates, any other insiders of the Company or their respective associates or affiliates or any person acting jointly or in concert with the Company has made any agreement, commitment or understanding to acquire securities of the Company.

Previous Purchases and Sales

Other than the Shares issued pursuant to the exercise of Options, no Shares or other securities of the Company have been purchased or sold by the Company during the 12-month period preceding the date of this Circular.

Previous Distributions

No Shares were distributed by prospectus during the five-year period preceding the date of this Circular.

Trading in Shares

The Shares are listed and posted for trading on the TSX under the symbol “ITP”. The following table summarizes the high and low closing market prices and the trading volumes of the Shares on the TSX for each of the periods indicated:

	TSX Price Range (C$)
Month	High	Low	TSX Volume
March 2022 (to March 25, 2022)	39.52	22.28	18,695,560
February 2022	25.73	23.60	3,408,332
January 2022	25.99	24.62	3,551,728
December 2021	26.32	24.05	4,033,445
November 2021	30.25	24.47	6,016,557
October 2021	28.59	27.24	2,019,261
September 2021	31.10	27.55	2,739,928
August 2021	31.73	27.78	3,135,394
July 2021	29.27	26.40	2,923,756
June 2021	29.67	27.65	3,375,737
May 2021	31.57	29.12	3,972,711
April 2021	30.25	27.95	3,135,676

The closing price per Share on March 7, 2022, the last full trading day on the TSX before the public announcement of the Arrangement was C$22.28.

Principal Shareholders

As of March 25, 2022, to the knowledge of the directors and executive officers of the Company, no Person beneficially owns, or exercised control or direction over, directly or indirectly, more than 10% of the issued and outstanding Shares.

INFORMATION CONCERNING THE PURCHASER PARTIES

The Purchaser

The Purchaser is incorporated under the laws of British Columbia and was formed solely for the purpose of consummating the Arrangement. The Purchaser is an affiliate of Clearlake. Clearlake is an investment firm, operating integrated businesses across private equity, credit, and other related strategies. With a sector-focused approach, the firm seeks to partner with management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, consumer, and technology. Clearlake currently has over $60 billion of assets under management, and its senior investment principals have led or co-led over 300 investments. The firm has offices in Santa Monica and Dallas.

The Guarantors

The Guarantors are funds affiliated with Clearlake and have entered into an equity commitment letter with the Purchaser pursuant to which the Guarantors have committed to provide the Purchaser with up to $1.0 billion, in the aggregate, to consummate the Arrangement, subject to and in accordance with the terms of the Arrangement Agreement. The Guarantors have also provided a limited guarantee to the Company pursuant to which each Guarantor has guaranteed certain obligations of the Purchaser under the Arrangement Agreement, including payment of the Purchaser Termination Fee, up to an aggregate maximum amount of $147 million, subject to and in accordance with the terms of the Arrangement Agreement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, legal counsel to IPG, the following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Shareholder who, for purposes of the Tax Act, and at all relevant times, deals at arm’s length with each of the Company and the Purchaser, is not affiliated with the Company or the Purchaser, holds its Shares as capital property, and disposes of such Shares under the Arrangement (a “Holder”). Shares will generally be considered to be capital property to a Holder unless the Holder holds such Shares in the course of carrying on a business or the Holder acquired such Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of existing case law and the published administrative policies, practices and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative policies, practices or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for purposes of certain rules applicable to “market-to-market property” contained in the Tax Act, (b) that is a “specified financial institution” (as defined in the Tax Act), (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (d) that made a “functional currency” election under section 261 of the Tax Act, (e) that is exempt from Tax under Part I of the Tax Act, (f) that acquired Shares pursuant to an Option, PSU, RSU, DSU or other equity-based employment compensation plan, or (g) that has or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) in respect of the Shares. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Shares under the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences of the Arrangement to Shareholders.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”). Certain Canadian resident Holders whose Shares might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares and all other “Canadian securities” as defined in the Tax Act owned by such Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Holders should consult with their own tax advisors if they contemplate making such an election.

Disposition of Shares under the Arrangement

Under the Arrangement, Resident Holders (other than Dissenting Resident Holders) will transfer their Shares to the Purchaser in consideration for a cash payment of C$40.50 per Share, and will realize a capital gain (or a capital loss) equal to the amount by which the aggregate cash payment exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Holder of such Shares and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

Dissenting Resident Holders of Shares

A Resident Holder who is a Shareholder and who validly exercises Dissent Rights under the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred its Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Resident Holder’s Shares.

In general, a Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such payment (other than any portion thereof that is interest) exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Dissenting Resident Holder and any reasonable costs of the disposition. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”. A Dissenting Resident Holder will be required to include in computing its income for the purposes of the Tax Act any interest paid or deemed to be paid to a Dissenting Resident Holder in respect of the Dissenting Resident Holder’s Shares, including interest awarded by a court in connection with the Arrangement.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share (and, in certain circumstances, a share exchanged for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns such Share or where a trust or partnership of which a corporation is beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns such share. Resident Holders to whom these rules may apply are urged to consult their own tax advisor.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders are urged to consult their own tax advisor with respect to the potential application of alternative minimum tax.

Additional Refundable Tax

A Resident Holder, including a Dissenting Resident Holder, that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay a refundable tax of 10 2/3% on its “aggregate investment income” (as defined in the Tax Act), including taxable capital gains and interest.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, apply to a non-resident that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act).

Disposition of Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Shares to the Purchaser under the Arrangement unless such Shares constitute or are deemed to constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and do not constitute “treaty-protected property” for purposes of the Tax Act. See the discussion below under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxable Canadian Property”.

Taxable Canadian Property

Generally, the Shares (which are listed on a designated stock exchange within the meaning of the Tax Act) will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that at no time during the 60-month period immediately preceding that time was it the case that both (a) the Non-Resident Holder, Persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or Persons with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such Persons or partnerships, owned 25% or more of the issued shares of any class of the Company, and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, or “timber resource properties” (both as defined in the Tax Act), and options in respect of, interests or rights in any such properties. Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Shares constitute “treaty-protected property” (as defined in the Tax Act). Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Shares would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. In the event that Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences are as described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares under the Arrangement” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Right under the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred such Dissenting Non-Resident Holder’s Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Non-Resident Holder’s Shares. A Dissenting Non-Resident Holder will be considered to have disposed of the Dissenting Non-Resident Holder’s Shares for proceeds of disposition equal to the payment received in respect of such shares less an amount in respect of interest, if any, awarded by a court.

Dissenting Non-Resident Holders will generally be subject to the same treatment described above under the headings “Certain Canadian Federal Income Tax Considerations—Holders Not Resident in Canada—Disposition of Shares under the Arrangement”.

Any interest paid or deemed to be paid to a Dissenting Non-Resident Holder or awarded by a court in respect of the disposition of the Dissenting Non-Resident Holder’s Shares, will not be subject to Canadian withholding tax unless such interest constitutes “participating debt interest” for purposes of the Tax Act. Non-Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax consequences of the Arrangement to U.S. holders (as defined below) of Shares whose Shares are converted into the right to receive cash in the Arrangement. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to our Shareholders or to any particular holder of Shares in light of such holder’s particular facts and circumstances. For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of Shares that holds such Shares as a capital asset (generally, property held for investment) and that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation) created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding Shares is urged to consult his, her or its own tax advisor.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative decisions of the Internal Revenue Service (the “IRS”), each as of the date hereof and each of which is subject to change or differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion applies only to beneficial owners of Shares who are U.S. holders and hold Shares as capital assets within the meaning of the Code, and it does not apply to Shares received in connection with the exercise of Options, DSUs, RSUs, PSUs or otherwise as compensation, Shareholders who hold an equity interest, directly, indirectly or constructively, in Purchaser or an affiliate of Purchaser after the Arrangement, Shareholders who hold, directly, indirectly or constructively, 10% or more of the total combined voting power or of the total value of the stock of the Company, or certain types of beneficial owners who may be subject to special rules (such as insurance companies, banks, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, partnerships, S corporations or other pass-through entities (or investors therein), mutual funds, traders in securities who elect the mark-to-market method of accounting, Shareholders subject to the alternative minimum tax, U.S. expatriates or Shareholders who are former U.S. citizens or long-term U.S. residents, Shareholders that have a functional currency other than the U.S. dollar, holders other than U.S. holders (except as expressly noted below in respect of backup withholding), Shareholders required to report income no later than when such income is reported on an “applicable financial statement,” or Shareholders who hold Shares as part of a hedge, straddle or a constructive sale or conversion transaction or other risk reduction or integrated transaction).

This discussion does not address the receipt of cash in connection with the cancellation of Options, DSUs, RSUs, PSUs or any matters relating to equity compensation or benefit plans. This discussion also does not address any aspect of state, local, non-U.S. or other tax laws, or the Medicare surtax on net investment income.

Disposition of Shares Pursuant to the Arrangement

Subject to the discussions below under the heading “Certain U.S. Federal Tax Considerations – Passive Foreign Investment Company Considerations,” the exchange of Shares for cash in the Arrangement will be a taxable transaction to U.S. holders, including any U.S. holder that properly exercises dissent rights, for U.S. federal income tax purposes. In general, a U.S. holder whose Shares are converted into the right to receive cash in the Arrangement (or in connection with the exercise of dissent rights) will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the U.S. dollar value of any Canadian dollars received (see “Receipt of Canadian Currency” below) with respect to such shares in the

Arrangement (or in connection with the exercise of dissent rights) and the U.S. holder’s adjusted tax basis in such shares (as determined in U.S. dollars) (other than, with respect to the exercise of dissent rights, amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income). Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same time and cost in a single transaction). Such gain or loss will be long-term capital gain or loss provided that a U.S. holder’s holding period for such shares is more than one year at the time of the consummation of the Arrangement. Long-term capital gains of noncorporate U.S. holders, including individuals, generally are eligible for preferential rates of taxation. There are significant limitations on the deductibility of capital losses.

Receipt of Canadian Currency

The U.S. dollar value of Canadian dollars received pursuant to the Arrangement (or in connection with the exercise of dissent rights) generally will be determined based on the exchange rate applicable on the date such Canadian dollar payment is received or includible in income, as applicable (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars at an exchange rate other than the rate used to determine the U.S. dollar value of the amount includible in income or that converts such Canadian dollars into U.S. dollars at an exchange rate other than the rate used to determine the U.S. dollar value of the Canadian dollars received may recognize a foreign currency exchange gain or loss, which generally would be U.S. source ordinary income or loss. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning and disposing of Canadian dollars.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company” (a “PFIC”) for any taxable year, if after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code (e.g., dividends, interest, royalties, or gains on the disposition of certain minority interests) or (b) at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, “passive income.” The Company does not believe it is or ever has been a PFIC. If the Company were classified as a PFIC for any taxable year during which a U.S. holder held Shares, such classification could result in adverse tax consequences to such U.S. holder, and U.S. federal income tax consequences of the receipt of cash by such U.S. holder in exchange for Shares different than those described above might apply. These consequences could include having gains realized on the receipt of cash in exchange for Shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on such gains. U.S. holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their disposition of Shares in connection with the Arrangement, including any potential adverse tax consequences to them under the PFIC rules described in this paragraph.

Backup Withholding and Information Reporting

Backup withholding of tax (currently at a rate of 24%) may apply to cash payments received by a non-corporate U.S. holder in the Arrangement, unless the U.S. holder or other payee provides a taxpayer identification number (social security number, in the case of individuals, or employer identification number, in the case of other U.S. holders), certifies, under penalties of perjury, that such number is correct, and otherwise complies with the backup withholding rules. U.S. holders should complete, date and sign the IRS Form W-9 included as part of the Letter of Transmittal and return it to the depositary and paying agent, in order to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the paying agent. Certain non-U.S. holders receiving payments at an address in the United States may be required to provide a valid Form W-8BEN, W-8BEN-E or other applicable Form W-8 to avoid backup withholding. Failure to provide a correct, completed and signed IRS Form W-9 or an appropriate IRS Form W-8, as applicable, may subject a holder of Shares to U.S. federal income tax withholding on any payments made to such holder pursuant to the Arrangement. All holders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding requirements and to determine which form should be used to avoid backup withholding.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Payments received in the Arrangement will also be subject to information reporting unless an exemption applies.

The discussion of U.S. federal income tax considerations set forth above is for general information only, is not legal or tax advice and is not intended to constitute a complete description of all tax consequences relating to the Arrangement. Each Shareholder is urged to consult his, her or its own tax advisor regarding the applicability of the rules discussed above to the Shareholder and the particular tax effects to the Shareholder of the Arrangement in light of such Shareholder’s particular circumstances, the application of state, local, non-U.S., and other tax laws, and, if applicable, the tax consequences of the receipt of cash in connection with the cancellation of Options, DSUs, RSUs PSUs or other equity-based employment compensation plans.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Receiving the Financial Statements

The audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the Auditor’s Report thereon will be placed before the Meeting. These audited consolidated financial statements may be obtained from the Company upon request and will be available at the Meeting. The audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2021 are available on the Company’s website at www.itape.com under “Investor Relations”. They have also been filed with the Canadian securities regulatory authorities as well as the SEC and are available under the Company’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States).

Election of Directors

The Company’s Articles of Amalgamation provide that the Company shall have a minimum of three and a maximum of eleven directors. Ten directors have been nominated for election to the Board of Directors for the year to come. Each director elected at the Meeting will hold office until the next annual meeting of Shareholders or until the election of his or her successor, unless the director’s seat on the Board of Directors becomes vacant for any reason.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the ten nominees whose names appear on pages 73 to 82 hereof. Management does not expect that any of the nominees will be unable to serve as a director.

Appointment of Auditor

Management and the Board of Directors propose that Raymond Chabot Grant Thornton LLP be appointed as the Company’s auditor until the close of the next annual meeting of Shareholders. Raymond Chabot Grant Thornton LLP has been the Company’s auditor for more than five years.

The Audit Committee has a policy that restricts the services that may be provided by, and the fees paid to, the auditor. All services provided by the auditor must be permitted by law and by the Audit Committee policy and be pre-approved by the Audit Committee in accordance with the policy.

Fees paid to the auditor for the past two fiscal years ended December 31, 2021 and 2020 are set out below:

	2021	2020
	(CDN$)	(CDN$)
Audit Fees	1,156,000	993,500
Audit-Related Fees	153,909	125,325
Tax Fees	51,970	45,893
All Other Fees	—	—

Total	1,361,879	1,164,718

The nature of each category of fees is described below.

Audit Fees. Audit fees were for professional services rendered for the integrated audit of the Company’s consolidated financial statements and internal control over financial reporting, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim unaudited consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the SEC and Canadian securities regulatory authorities.

Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards, as well as services related to business acquisitions and the issuance of senior unsecured notes in 2021.

Tax Fees. Tax fees were for the preparation of the Canadian subsidiaries’ income tax returns and assistance with questions in 2021 and 2020.

All Other Fees. The Company paid no other fees for services provided other than audit fees, audit-related fees and tax fees in 2020 and 2021 as described above.

The Audit Committee charter provides for the required pre-approvals of services to be rendered by the external auditors. The pre-approval process takes place annually and is presented by the Company’s internal accountants and the external auditors for planned activity including audit, tax and non-audit services and includes reasonable detail with respect to the services covered. The pre-approval of all non-audit services allows the Audit Committee to consider the effect of such services on the independence of the external auditor. Any such services that may arise in addition to the pre-approved plan must be presented separately to the Audit Committee for pre-approval. The charter states that this responsibility cannot be delegated to management of the Company in any way whatsoever. All fees presented in the table above were pre-approved in compliance with the Audit Committee policy.

Except where authorization to vote with respect to the appointment of the auditor is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Raymond Chabot Grant Thornton LLP as the auditor of the Company until the next annual meeting of Shareholders, at remuneration to be determined by the Board of Directors.

Advisory “Say on Pay” Vote on Executive Compensation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable adopt an advisory, non-binding or “Say on Pay” resolution in the form annexed as Schedule F to the Circular, accepting the Company’s approach to executive compensation as disclosed in this Circular. See section entitled “Advisory Vote on Executive Compensation” below for information regarding the advisory, non-binding vote. The Board of Directors recommends that Shareholders vote in favour of the resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed in this Circular. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing advisory, non-binding resolution.

Continuation of the Company’s Shareholder Rights Plan Agreement

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a resolution in the form annexed as Schedule G to the Circular to approve the continuation of the Shareholder Rights Plan agreement between the Company and TSX Trust Company, as rights agent (the “Rights Plan”). See below for information regarding the continuation of the Rights Plan. The Board of Directors recommends that Shareholders vote in favour of the resolution approving the continuation of the Rights Plan. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing resolution.

Other Matters

Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case it is their intention to vote in accordance with the recommendations of management of the Company.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, as part of the Company’s commitment to strong corporate governance practices, Shareholders will have an opportunity to cast an advisory “Say on Pay” vote on the Board of Directors’ approach to executive compensation. The Company held a “Say on Pay” vote at the 2020 and 2021 annual meetings and intends to continue to hold an advisory “Say on Pay” vote at each annual meeting as part of its process of Shareholder engagement. The Shareholder engagement process is described in more detail in the section entitled “Shareholder Engagement” starting on page 145 of this Circular. At the 2021 annual meeting, Shareholders adopted a resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation as disclosed in the Company’s 2021 management information circular, with 38,697,645 Shares voted in favour of the “Say on Pay” resolution (96.5%) and 1,418,645 Shares voted against (3.5%).

The purpose of an advisory “Say on Pay” vote is to provide Shareholders with an opportunity to indicate their acceptance of the Board of Directors’ overall approach to executive compensation. The Board of Directors, through its Human Resources and Compensation Committee, remains fully responsible for compensation decisions and is not relieved of these responsibilities by either a positive or negative advisory vote by Shareholders. The vote by Shareholders is advisory only and non-binding on the Board of Directors and the Company. However, the Board of Directors and the Human Resources and Compensation Committee will consider the outcome of the vote as part of an ongoing review of the executive compensation program of the Company together with feedback received from Shareholders in the course of regular communications.

The Board of Directors diligently reviews the Company’s executive compensation plans and consults third-party experts to design the terms of these plans relative to the current marketplace. To fully understand the objectives, philosophy and principles the Board of Directors has used in its approach to executive compensation decisions, Shareholders should carefully read the section of the Circular entitled “Executive Compensation” starting on page 93 of this Circular.

That section describes the Company’s compensation philosophy, the objectives and elements of the program, the measurement and assessment process used by the Company and why a large portion of the Company’s executive compensation is linked to business performance and earned over the longer term, thereby aligning the interests of the Company’s executives with those of its Shareholders.

The Company experienced a tremendous level of growth despite continued challenges presented by global supply chain disruptions, labor shortages and rising price environments. The Company ended the year with revenue of more than $1.5 billion and strong adjusted EBITDA and free cash flows while funding higher working capital requirements and investing nearly double the amount in 2020 into its asset base. The Board of Directors and Human Resources and Compensation Committee took management and Company performance into consideration while making compensation decisions and has aligned the Company’s compensation outcomes directly with the experience of Shareholders and key company accomplishments, as further discussed in the “Executive Compensation” section later in this Circular.

Shareholders are encouraged, prior to casting their votes at the Meeting, to provide any specific feedback, questions or concerns they may have regarding executive compensation directly to the Board of Directors by writing to the attention of the Chair of the Board at the following address: 800 Place Victoria, Suite 3500, Montreal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP.

The Board of Directors recommends that Shareholders vote FOR the advisory, non-binding resolution accepting the Company’s approach to executive compensation. Unless otherwise specified, the persons named in the accompanying form of proxy or VIF intend to vote FOR the advisory, non-binding resolution accepting the Company’s approach to executive compensation. The text of the resolution accepting the Company’s approach to executive compensation is annexed as Schedule F to this Circular.

APPROVAL OF THE RIGHTS PLAN CONTINUATION

The Company originally adopted the Rights Plan on December 14, 2015 and its continued existence was ratified by the Shareholders on June 6, 2019. No amendments to the Rights Plan are being proposed this year. However, in order to remain effective, the terms of the Rights Plan require that its continued existence be ratified at the Meeting by the “independent Shareholders” (as such term is defined in the Rights Plan), and at every third annual meeting of shareholders of the Company thereafter. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed advisable, to adopt an ordinary resolution reconfirming and renewing the Rights Plan for another three-year period.

The Rights Plan was adopted to (i) provide Shareholders and the Board of Directors with adequate time to consider and evaluate any take-over bid made for the outstanding Shares, (ii) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives to any such take-over bid, (iii) encourage the fair treatment of Shareholders in connection with any take-over bid made for the outstanding Shares, and (iv) generally prevent any person from acquiring beneficial ownership of or the right to vote more than 20% of the outstanding Shares (or where such person already owns more than 20% of the Shares, from acquiring ownership of or the right to vote any additional Shares) while this process is ongoing or entering into arrangements or relationships that have a similar effect.

If the Rights Plan resolution is passed by the Shareholders at the Meeting, the existing Rights Plan will remain in effect without amendment. If the Rights Plan resolution is not passed by the Shareholders at the Meeting, the Rights Plan will be cancelled and any rights issued thereunder will be redeemed or cancelled immediately following the termination of the Meeting.

In order to be adopted, the resolution approving the continuation of the Rights Plan (the “Shareholder Rights Plan Resolution”) requires a majority of the votes cast by Shareholders voting in person or by proxy at the Meeting. The Shareholder Rights Plan Resolution is annexed as Schedule G to the Circular. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the Shareholder Rights Plan Resolution.

Subject to ratification by Shareholders at the Meeting, and provided a Flip-In Event (as defined below) has not occurred prior to such time, the Rights Plan will be in effect until the end of the annual meeting of the Shareholders to be held in 2025, unless Shareholders adopt a resolution for the continuance of the Rights Plan prior to or at such meeting. If the Shareholders approve such resolution, the Rights Plan, in order to be continued, will require Shareholders approval of continuance of the Rights Plan at every third annual meeting of Shareholders of the Company.

The following description of the Rights Plan is qualified in its entirety by the terms of the Rights Plan Agreement entered into between the Company and CST Trust Company, now TSX Trust Company.

Objective of the Rights Plan

The objective of the Rights Plan is to provide the Board of Directors with the ability, in the event of an unsolicited take-over bid, to develop and propose alternatives to the bid and negotiate with the offeror, as well as to ensure, to the extent possible, that all of the Company’s Shareholders will be treated equally and fairly in connection with any take-over bid for the Company, and lessen the pressure on Shareholders to tender to a bid.

The Rights Plan is designed to prevent the use of coercive and/or abusive take-over techniques and to encourage any potential acquirer to negotiate directly with the Board of Directors for the benefit of all of the Company’s Shareholders. In addition, the Rights Plan is intended to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of the Company.

The Rights Plan utilizes the mechanism of a “Permitted Bid” (as defined therein) to attempt to ensure that a Person seeking to acquire beneficial ownership of 20% or more of the Shares gives Shareholders and the Board of Directors sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize Shareholder value have been considered.

The Rights Plan will provide the Board of Directors with time to review any unsolicited take-over bid that may be made and to take action to identify, develop and negotiate value-enhancing alternatives, if appropriate, to any unsolicited take-over bid. The Rights Plan attempts to protect Shareholders by requiring all potential offerors to comply with the conditions specified in the Permitted Bid provisions, failing which such offerors are subject to the dilutive features of the Rights Plan. By creating the potential for substantial dilution of an offeror’s position, the Rights Plan encourages an offeror to proceed by way of a Permitted Bid or to approach the Board of Directors with a view to negotiation.

Operation of the Rights Plan

Pursuant to the Rights Plan, one “Right” (as defined in the Rights Plan) was issued in respect of each Share issued and outstanding on the date of signature of the Rights Plan Agreement entered into between the Company and CST Trust Company, now TSX Trust Company. In addition, one Right will be issued for each additional Share issued thereafter. Each Right initially entitles the registered holder thereof to purchase from the Company one Share at a price equal to (i) until the “Separation Time” (as defined in the Rights Plan), an amount equal to four times the “Market Price” (as defined in the Rights Plan), from time to time, per Share, and (ii) from and after the Separation Time, an amount equal to four times the Market Price, as at the Separation Time, per Share, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time.

Trading and Exercise of Rights

Until the Separation Time, the Rights trade together with the Shares. After the Separation Time, the Rights are exercisable, and are transferable separately from the Shares.

Flip-In Event

The acquisition by a person or any of its affiliates or associates or any person acting jointly or in concert with any of them of beneficial ownership of 20% or more of the Shares, other than by way of a Permitted Bid or certain other exceptions, is referred to as a “Flip-In Event”. Any rights beneficially owned by an “Acquiring Person” upon the occurrence of a Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or persons acting jointly or in concert with an Acquiring Person, and transferees thereof. After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase Shares from the Company with an aggregate Market Price on the date of consummation or occurrence of the Flip-In Event equal to twice the “Exercise Price” (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

1.	the take-over bid must be made by way of a take-over bid circular;

2.

the take-over bid must be made to all holders of Shares as registered in the books of the Company (other than Shares held by the offeror or any associate or affiliate of the offeror or any person acting jointly or in concert with any of them);

3.

the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that: (i) no Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date that is earlier than 60 days following the date on which the take-over bid was made or such longer period as may be prescribed as the minimum deposit period under applicable Canadian law, and (ii) no Shares shall be taken up or paid for pursuant to the take-over bid unless at the date referred to in (i) above, more than

50% of the aggregate outstanding Shares held by “independent Shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

4.

the take-over bid must contain an irrevocable and unqualified provision that unless the take-over bid is withdrawn, Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Shares may be first taken up and paid for as provided in clause (3)(i) above and that any Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

5.

the take-over bid must contain an irrevocable and unqualified provision that unless the take-over bid is withdrawn, if on the date on which Shares may be taken up or paid for, more than 50% of the aggregate outstanding Shares held by “independent Shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Shares for not less than ten Business Days from the date of such public announcement.

The usual provisions regarding “permitted lock-up agreements” are included in the Rights Plan.

The Rights Plan allows a competing bid to be made while a Permitted Bid or a “Competing Permitted Bid” (as defined in the Rights Plan) (the “Prior Bid”) is in existence. A competing bid must satisfy all the requirements of a Permitted Bid, except that Shares may be taken up under a competing bid only on the later of (i) 35 days after the date of the competing bid or such longer period as may be prescribed as the minimum deposit period under applicable Canadian law, and (ii) the earliest date on which Shares may be taken up or paid under any Prior Bid in existence at the date of competing bid.

Waiver and Redemption

The Board of Directors may, prior to a Flip-In Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-In Event relating to a take-over bid to all holders of Shares provided that, if waived or deemed to have been waived in respect of any take-over bid made to all Shareholders, it shall thereafter be deemed to have been waived in respect of any other take-over bid made to all Shareholders prior to the expiry of the former take-over bid. At any time prior to the occurrence of a Flip-In Event, the Board of Directors may, with the prior consent of the holders of Rights, redeem all, but not less than all, of the then-outstanding Rights at a redemption price of $0.00001 each.

A copy of the Rights Plan is available under the Company’s profile on SEDAR at www.sedar.com, on the EDGAR website at www.sec.gov and can be obtained at no charge by contacting the Secretary of the Company at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec H4M 2X5, telephone 514-731-7591.

ELECTION OF DIRECTORS

Number of Directors

The Board of Directors currently consists of eleven directors. Robert Beil, a director of the Company since 2007, has advised the Company that he wishes to retire from the Board effective as of May 10, 2022. Accordingly, the Board of Directors has fixed the number of directors at ten upon Mr. Beil’s retirement. The persons named in the enclosed form of proxy intend to vote for the election of the ten nominees whose names are set out below. Each director will hold office until the next annual meeting of Shareholders or until the election of their successor, unless the director’s seat on the Board of Directors becomes vacant for any reason, provided, however, that if the Arrangement is completed, the directors would resign effective upon such completion.

The Nominated Directors

The following are profiles of each of the ten persons proposed to be nominated for election as a director. Information in this Circular regarding the number of Shares held or over which control or direction is exercised by each director was provided to the Company by the respective directors.

Toronto, Ontario, Canada Current position with the Company: Director Director since: October 2020 Age: 63 Independent	Chris R. Cawston, CPA		Skills & Experience (2):

Chris Cawston founded The Cawston Group, an advisory group delivering financial, strategic and operational advisory services and interim executive management with a focus on rapid growth, building leadership teams, and corporate clients who are in transition mainly in the technology, automotive and B2B segments. He was the President and Chief Executive Officer of The Cawston Group from July 2010 to March 2015 and again at present since February 2020. Mr. Cawston was the President of Sym-Tech, a leading provider of finance and insurance solutions to automobile dealers and original equipment manufacturers, from March 2015 to January 2020. He was also a member of the board of AutoServe1 from 2014 until the sale of the business in 2019. His prior roles include President and Chief Executive Officer of SCI Marketview, Co-Founder and President of Premier Salons & Magicuts, and Director Internal Audit, Mitel Corporation. Mr. Cawston began his career with Coopers & Lybrand, now PricewaterhouseCoopers. Mr. Cawston is a Canadian Chartered Professional Accountant.

Principal occupation(1): Chief Executive Officer, The Cawston Group

Strategy/Leading Growth Finance/Accounting Risk Management CEO/COO Experience Mergers & Acquisitions Human Resources/Compensation
	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
Board of Directors Audit Committee (chair)

Shares & Deferred Share Units Held
Minimum level of ownership (3)	Number of Shares	Number of DSUs (4)	Total Market Value (5)	Compliance with minimum share ownership requirement (6)
$375,000	11,700	12,188	$735,989	Yes

(1)

Mr. Cawston was previously President, Sym-Tech Dealer Services from March 2015 through January 2020 and Chief Executive Officer, Cawston Group Inc. from July 2010 through March 2015, and February 2020 to present.

(2)	For more information, see section entitled “Directors” Skills Matrix’ on page 85.
(3)	Minimum level of ownership is equal to five times the annual board member retainer fee effective January 1, 2022.
(4)	Includes related dividend amounts.
(5)

Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81), shares and deferred share units (“DSUs”) under the Deferred Share Unit Plan (the “DSU Plan”) held on March 11, 2022.

(6)

DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled “Minimum Share Ownership Requirement” and “Director Compensation”.

Brockville, Ontario, Canada Current position with the Company: Director Director since: October 2020 Age: 62 Independent	Jane Craighead, PhD, CPA, CA		Skills & Experience (2):

Jane Craighead was a Senior Vice President in Global Human Resources at Scotiabank from February 2011 until her retirement in May 2019. Her corporate experience also includes similar roles at Alcan and Rio Tinto plc, a large UK-based mining conglomerate, from 2007 to 2010. Ms. Craighead has a professional background with over 30 years in business, accounting and finance. She is a Chartered Accountant and Chartered Professional Accountant and worked for many years in practice and in consulting as an Eastern Canada Business Leader at Mercer Human Resource Consulting. She holds a PhD in Management from McGill University, and has published research on executive compensation and corporate governance.

Ms. Craighead is also currently on the Board of Directors of Telesat Corporation and serves as the Chair of the Human Resources Committee and is a member of the Audit Committee. Ms. Craighead also joined the board of directors of Crombie Real Estate Investment Trust and Wajax Corporation in 2021. On each of these boards, Ms. Craighead serves as a member of the Human Resources and Audit Committees. She is Co-Vice Chair of the McGill University Health Centre Foundation. She has also been awarded one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.

Principal occupation(1): Corporate Director.

Strategy/Leading Growth Finance/Accounting Risk Management Mergers & Acquisitions Human Resources/Compensation Governance Environmental & Social

	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
	Board of Directors Human Resources and Compensation Committee (chair) ESG Committee (member) Nominating Committee (member)	Crombie Real Estate Investment Trust Wajax Corporation Telesat Corporation	Human Resources Committee (member); Audit Committee (member) Human Resources Committee (member); Audit Committee (member) Human Resources Committee (chair); Audit Committee (member)

Shares & DSUs Held
Minimum level of ownership (3)	Number of Shares	Number of DSUs (4)	Total Market Value (5)	Compliance with minimum share ownership requirement (6)
$375,000	8,500	12,397	$643,837	Yes

(1)	Ms. Craighead was previously Senior Vice President Global Human Resources, Scotiabank, Toronto from February 2011 through April 2019.
(2)	For more information, see section entitled “Directors’ Skills Matrix” on page 85.
(3)	Minimum level of ownership is equal to five times the annual board member retainer fee effective January 1, 2022.
(4)	Includes related dividend amounts.
(5)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81), shares and DSUs held on March 11, 2022.
(6)

DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled “Minimum Share Ownership Requirement” and “Director Compensation”.

Montreal, Québec, Canada Current position with the Company: Director Director since: August 2014 Age: 75 Independent	Frank Di Tomaso, FCPA, FCA, ICD.D		Skills & Experience (2):

Frank Di Tomaso has been a Canadian Chartered Professional Accountant since 1972, and an ICD.D since 2009. He was a Partner and Advisory Partner at Raymond Chabot Grant Thornton LLP from 1981 until 2012 where he held the position of Managing Partner Audit – Public Companies. He is currently serving on the boards of Birks Group Inc., Canada Computational Unlimited Corp., and Laurentian Pilotage Authority. He has also formerly served on the boards of ADF Group Inc., National Bank Trust, National Bank Life Assurance Company, Redline Communications Inc., Yorbeau Resources Inc., Ordre des comptables agréés du Québec, Raymond Chabot Grant Thornton and Grant Thornton. Mr. Di Tomaso is engaged both in the business and the social community while being a member of many business associations and not-for-profit organizations. In that regard, he received the Award of Distinction from the John Molson School of Business – Concordia University, Montreal, Québec in 2004, in recognition of his outstanding contribution to the World of Business and the community.

Principal occupation(1): Corporate Director.

Finance/Accounting Risk Management Mergers & Acquisitions Governance

	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
	Board of Directors Audit Committee (member) Nominating Committee (member)	Birks Group Inc. Canada Computational Unlimited Corp.	Audit Committee (chair) Audit Committee (chair)

Shares & DSUs Held
Minimum level of ownership (3)	Number of Shares	Number of DSUs (4)	Total Market Value (5)	Compliance with minimum share ownership requirement (6)
$375,000	10,000	46,858	$1,751,795	Yes

(1)	Mr. Di Tomaso has held this occupation for the last five years.
(2)	For more information, see section entitled “Directors’ Skills Matrix” on page 85.
(3)	Minimum level of ownership is equal to five times the annual board member retainer fee effective January 1, 2022.
(4)	Includes related dividend amounts.
(5)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81), shares and DSUs held on March 11, 2022.
(6)

DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled “Minimum Share Ownership Requirement” and “Director Compensation”.

Toronto, Ontario, Canada Current position with the Company: Director Director since: June 2010 Age: 79 Independent	Robert J. Foster		Skills & Experience (2):

Robert Foster, B.A., M.A. (Economics), C.F.A., is Founder, President and Chief Executive Officer of Capital Canada Limited, an independent investment banking firm providing financial services to entrepreneurs and companies. Capital Canada provides negotiating and structuring for mergers and acquisitions, debt and equity financing, as well as valuation and fairness opinion services. Mr. Foster focuses on the aviation, media, entertainment and sports sectors. Mr. Foster has served on the boards of CHC Helicopters, Golf Town, Cargojet, Canada 3000 and Canadian Airlines Regional in addition to currently serving on a number of private company boards. Robert Foster has served as Chair on a broad range of not-for-profit organizations over the years including arts and culture, education and the political arena. He is currently Chair of the TO Live Theatre Board, Chair of Business for the Arts and is on the board of the Harbourfront Foundation. Notably, Mr. Foster served as Chair of Toronto’s Artscape and Lead Co-Chair for the Creative Capital Gains Report for the City of Toronto in 2011, a guiding document for Toronto’s cultural growth over the next decade.

Principal occupation(1): Chief Executive Officer and President, Capital Canada Limited (investment banking firm).

Capital Markets Finance/Accounting Mergers & Acquisitions Human Resources/Compensation Governance

	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
Board of Directors Executive Committee (member) Audit Committee (member) Human Resources and Compensation Committee (member)

Shares & DSUs Held
Minimum level of ownership (3)	Number of Shares	Number of DSUs (4)	Total Market Value (5)	Compliance with minimum share ownership requirement (6)
$375,000	46,100	76,110	$3,765,290	Yes

(1)	Mr. Foster has held this occupation for the last five years.
(2)	For more information, see section entitled “Directors’ Skills Matrix” on page 85.
(3)	Minimum level of ownership is equal to five times the annual board member retainer fee effective January 1, 2022.
(4)	Includes related dividend amounts.
(5)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81), shares and DSUs held on March 11, 2022.
(6)

DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled “Minimum Share Ownership Requirement” and “Director Compensation”.

Toronto, Ontario, Canada Current position with the Company: Director Director since: June 2019 Age: 51 Independent	Dahra Granovsky		Skills & Experience (2):

Dahra Granovsky is the Chief Executive Officer of Beresford Accurate Folding Cartons, a folding carton packaging company and was the Managing Director of Chem-Ecol, a lubricant company, until it was sold in 2021. Ms. Granovsky also serves on the Board of Directors of Hammond Power Solutions, Velan Inc., Atlantic Packaging Product Ltd., and Laticrete International Inc. Ms. Granovsky formerly served as a director of Redknee Solutions and as the President of Atlantic Packaging Products, a manufacturer of corrugated packaging and paper bags with paper mills and recycling services.

Principal occupation(1): Chief Executive Officer, Beresford Accurate Folding Cartons.

Strategy/Leading Growth

Finance/Accounting

Risk Management

CEO/COO Experience

Mergers & Acquisitions

Manufacturing/Operations

Marketing/Sales

Human Resources/Compensation

Governance

Packaging Industry

Environmental & Social

	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
	Board of Directors Human Resources and Compensation Committee (member)	Hammond Power Solutions	Corporate Governance Committee (chair); Audit and Compensation Committee (member)
	ESG Committee (member)	Velan Inc.	Corporate Governance and Human Resources Committee (chair); Leadership Transition Committee (chair); Audit Committee (member)

Shares & DSUs Held
Minimum level of ownership (3)	Number of Shares	Number of DSUs (4)	Total Market Value (5)	Compliance with minimum share ownership requirement (6)
$375,000	6,929	24,316	$962,658	Yes

(1)	Ms. Granovsky has held this occupation for the last five years.
(2)	For more information, see section entitled “Directors’ Skills Matrix” on page 85.
(3)	Minimum level of ownership is equal to five times the annual board member retainer fee effective January 1, 2022.
(4)	Includes related dividend amounts.
(5)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81), shares and DSUs held on March 11, 2022.
(6)

DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled “Minimum Share Ownership Requirement’ and “Director Compensation”.

Toronto, Ontario, Canada Current position with the Company: Chair of the Board of Directors Director since: May 2012 Age: 76 Independent	James Pantelidis		Skills & Experience (2):

James Pantelidis has more than 30 years of experience in the petroleum industry. He is Chair of the Board and Chair of the Supply and Development Committee of Parkland Corporation (marketer of petroleum products) and has served as a director thereof since 1999. Mr. Pantelidis served as a director and Chair of the Board of EnerCare Inc. from 2002 to 2018. He previously served on the Board of RONA Inc. (Chair of the Human Resources and Compensation Committee) and Industrial Alliance Insurance and Financial Services Inc. (Chair of the Investment Committee and member of Human Resources and Compensation Committee). From 2008 to 2011, Mr. Pantelidis served as a Non-Executive Director of Equinox Minerals Ltd. (Chair of the Human Resources and Compensation Committee). From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Company and served as Chair and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chair and Chief Executive Officer for the Bata International Organization. Mr. Pantelidis has a Bachelor of Science degree and a Master of Business Administration degree, both from McGill University, Montreal, Québec.

Principal occupation(1): Corporate Director.

Strategy/Leading Growth

Capital Markets

Risk Management

Mergers & Acquisitions

CEO/COO Experience

Manufacturing/Operations

Marketing/Sales

Human Resources/Compensation

Information Technology

Governance

International Markets

Environmental & Social

	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
	Board of Directors (chair) Executive Committee (member) Nominating Committee (chair)	Parkland Corporation (chair)	Supply and Development Committee (chair)

Shares & DSUs Held
Minimum level of ownership (3)	Number of Shares	Number of DSUs (4)	Total Market Value (5)	Compliance with minimum share ownership requirement (6)
$375,000	57,510	46,892	$3,216,626	Yes

(1)	Mr. Pantelidis has held this occupation for the last five years.
(2)	For more information, see section entitled “Directors’ Skills Matrix” on page 85.
(3)	Minimum level of ownership is equal to five times the annual board member retainer fee effective January 1, 2022. This excludes the added retainer fee for the Chair position.
(4)	Includes related dividend amounts.
(5)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81), shares and DSUs held on March 11, 2022.
(6)

DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled “Minimum Share Ownership Requirement” and “Director Compensation”.

Porto, Portugal Current position with the Company: Director(1) Director since: June 2009 Age: 75 Independent	Jorge N. Quintas		Skills & Experience (3):

Jorge Quintas started in 1970 as a Director in the cable industry and since 2002 has been the President of Nelson Quintas SGPS, SA, a holding company for the manufacturing of electrical and telecommunication cables, hazardous waste treatment plants, a telecommunications network in Brazil and real estate. Mr. Quintas has and continues to serve in executive capacities and/or as a director of various other private companies, most of which are based in Portugal. The companies with which Mr. Quintas serves as an executive are involved in a range of industrial activities, including the distribution and/or manufacture of natural gas, energy and telecommunications cables, fiber-optic cables, cables for the automotive industry and other types of cables.

Principal occupation(2): President, Nelson Quintas SGPS, SA (holding company for manufacturer of electrical and telecommunication cables).

Strategy/Leading Growth Mergers & Acquisitions Manufacturing/Operations Marketing/Sales Human Resources/Compensation
	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
Board of Directors Human Resources and Compensation Committee (member)

Shares & DSUs Held
Minimum level of ownership (4)	Number of Shares	Number of DSUs (5)	Total Market Value (6)	Compliance with minimum share ownership requirement (7)
$375,000	59,608	82,872	$4,389,809	Yes

(1)	Mr. Quintas was also a director of the Company from May 2005 to June 2006.
(2)	Mr. Quintas has held this occupation for the last five years.
(3)	For more information, see section entitled “Directors’ Skills Matrix” on page 85.
(4)	Minimum level of ownership is equal to five times the annual board member retainer fee effective January 1, 2022.
(5)	Includes related dividend amounts.
(6)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81), shares and DSUs held on March 11, 2022.
(7)

DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled “Minimum Share Ownership Requirement” and “Director Compensation”.

Naples, Florida, USA Current position with the Company: Director Director since: November 2015 Age: 61 Independent	Mary Pat Salomone		Skills & Experience (2):

Mary Pat Salomone is a corporate director. From 2010 to 2013, she was Senior Vice President & Chief Operating Officer of Babcock & Wilcox Company (“B&W”), with more than 23,000 employees and 30 locations worldwide. Prior to that, Ms. Salomone held several senior positions with B&W, including Manager of Business Development and Manager of Strategic Acquisitions. From 1998 through 2007, Ms. Salomone was an officer of Marine Mechanical Company, which B&W acquired in 2007, including serving as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone is currently on the Board of Directors of TC Energy Corporation (formerly TransCanada Corporation), where she is the chairperson of the Health, Safety, Sustainability and Environment Committee as well as a member of the Governance Committee. Ms. Salomone also formerly served as a director of Herc Holdings, Inc including as a member of the Audit and Finance Committees. She also formerly served as a trustee of the Youngstown State University Foundation.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University in Youngstown, Ohio and a Master of Business Administration from Baldwin Wallace College in Berea, Ohio. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Principal occupation(1): Corporate Director.

Strategy/Leading Growth Risk Management CEO/COO Experience Manufacturing/Operations Human Resources/Compensation Information Technology Governance Environmental & Social
	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
	Board of Directors ESG Committee (chair) Audit Committee (member)	TC Energy Corporation	Health, Safety, Sustainability & Environment Committee (chair); Governance Committee (member)

Shares & DSUs Held
Minimum level of ownership (3)	Number of Shares	Number of DSUs (4)	Total Market Value (5)	Compliance with minimum share ownership requirement (6)
$375,000	–	41,436	$1,276,643	Yes

(1)	Ms. Salomone has held this occupation for the last five years.
(2)	For more information, see section entitled “Directors’ Skills Matrix” on page 85.
(3)	Minimum level of ownership is equal to five times the annual board member retainer fee effective January 1, 2022.
(4)	Includes related dividend amounts.
(5)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81), shares and DSUs held on March 11, 2022.
(6)

DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled “Minimum Share Ownership Requirement” and “Director Compensation”.

Sarasota, Florida, USA Current position with the Company: Director Director since: June 2007(1) Age: 81 Non-Independent	Melbourne F. Yull		Skills & Experience (3):

Melbourne Yull has been an entrepreneur for most of his business career. He founded the Company in 1981 and by 2006 had grown it to approximately CDN $1 billion in revenue. He was Chief Executive Officer and Chair of the Board of the Company until his retirement in 2006. Prior to starting the Company, he was an original partner in a major Canadian paper converter and founded a plastic company that was the first to develop and commercialize the transition to plastic bags from paper in the retail market. Mr. Yull was Québec’s Entrepreneur of the Year in 1995 and serves on numerous private company boards.

Principal occupation(2): President, Sammana Properties LLC and Affinity Kitchen & Bath LLC.

Strategy/Leading Growth Capital Markets CEO/COO Experience Mergers & Acquisitions Manufacturing/Operations Marketing/Sales International Markets Packaging Industry
	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
Board of Directors Executive Committee (chair)

Shares & DSUs Held
Minimum level of ownership (4)	Number of Shares	Number of DSUs (5)	Total Market Value (6)	Compliance with minimum share ownership requirement (7)
$375,000	1,734,629	57,394	$55,212,229	Yes

(1)

Mr. Yull was also a director of the Company from its incorporation on December 22, 1989 to June 14, 2006 (when he retired as Chair of the Board of Directors and Chief Executive Office of the Company) and, prior thereto, a director of a predecessor company from 1981. He served as Executive Director of the Company from June 28, 2007 to June 8, 2010.

(2)	Mr. Yull has held this occupation for the last five years.
(3)	For more information, see section entitled “Directors’ Skills Matrix” on page 85.
(4)	Minimum level of ownership is equal to five times the annual board member retainer fee effective January 1, 2022.
(5)	Includes related dividend amounts.
(6)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81), shares and DSUs held on March 11, 2022.
(7)

DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled “Minimum Share Ownership Requirement” and “Director Compensation”.

Sarasota, Florida, USA Current position with the Company: President and CEO Director Director since: August 2010 Age: 55 Non-Independent	Gregory A.C. Yull		Skills & Experience (2):

Gregory Yull was named President and CEO of the Company in June 2010 and was appointed to the Board of Directors in August 2010. Prior to his current position, Mr. Yull was President of the Tapes and Films Division of the Company from October 2005, where he was responsible for the North American and European operations spanning 15 locations and providing leadership for a 1,500-person workforce. Prior to that, he served as Executive Vice President of the Industrial Business Unit for Tapes & Films of the Company from November 2004 and prior thereto was President, Film Products of the Company from June 1999. He has also held various positions at the Company in Sales and Product Management and had extensive functional responsibilities supporting the Fibope business division. Mr. Yull has been with the Company since 1991.

Principal occupation(1): President and CEO of the Company.

Strategy/Leading Growth Risk Management CEO/COO Experience Mergers & Acquisitions Manufacturing/Operations Marketing/Sales Human Resources/Compensation Capital Markets Packaging Industry
	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
Board of Directors Executive Committee (member)

(1)	Mr. Yull has held this occupation for the last five years.
(2)	For more information, see section entitled “Directors’ Skills Matrix” on page 85.

Director Information

Board Membership

The following table sets out information regarding the eleven current members of the Board of Directors, each of whom is proposed to be nominated for election as a director at the Meeting, except for Mr. Beil who will be retiring effective May 10, 2022.

Name	Director Since	Audit Committee	Executive Committee	Environmental, Social & Governance Committee	Human Resources and Compensation Committee	Nominating Committee
Robert M. Beil	2007				Member	Member
Chris R. Cawston	2020	Chair
Jane Craighead	2020			Member	Chair	Member
Frank Di Tomaso	2014	Member				Member
Robert J. Foster	2010	Member	Member		Member
Dahra Granovsky	2019			Member	Member
James Pantelidis	2012		Member			Chair
Jorge N. Quintas	2009				Member
Mary Pat Salomone	2015	Member		Chair
Gregory A.C. Yull	2010		Member
Melbourne F. Yull	2007		Chair

Board and Committee Attendance

During the 2021 fiscal year, there were fifteen meetings of the Board of Directors, four meetings of the Human Resources and Compensation Committee (“HRCC”), four meetings of the Audit Committee, three meetings of the Executive Committee, four meetings of the Environmental, Social & Governance (“ESG”) Committee and no meetings of the Nominating Committee. The following table sets out attendance of the members of the Board of Directors at meetings held during 2021.

Director	Board	Audit Committee	Executive Committee	ESG Committee	HRCC	Nominating Committee	Overall Attendance
Robert M. Beil	15/15 (100%)				3/4 (75%)		18/19 (95%)
Chris R. Cawston	15/15 (100%)	4/4 (100%)					19/19 (100%)
Jane Craighead	15/15 (100%)			4/4 (100%)	4/4 (100%)		23/23 (100%)
Frank Di Tomaso	15/15 (100%)	4/4 (100%)					19/19 (100%)
Robert J. Foster	15/15 (100%)	4/4 (100%)	3/3 (100%)		4/4 (100%)		26/26 (100%)
Dahra Granovsky	15/15 (100%)			4/4 (100%)	4/4 (100%)		23/23 (100%)
James Pantelidis	15/15 (100%)		3/3 (100%)				18/18 (100%)
Jorge N. Quintas	13/15 (87%)				3/4 (75%)		16/19 (84%)
Mary Pat Salomone	15/15 (100%)	4/4 (100%)		4/4 (100%)			23/23 (100%)
Gregory A.C. Yull	15/15 (100%)		3/3 (100%)				18/18 (100%)
Melbourne F. Yull	15/15 (100%)		3/3 (100%)				18/18 (100%)

In Camera Meetings

It is the practice of the Board of Directors to hold, on a regular basis following in-person meetings of the Board of Directors, in camera sessions at which only independent directors are in attendance. In 2021, the Company held in camera sessions for ten board meetings as well as all four audit committee meetings for a total of fourteen in camera sessions.

About Nominated Directors

Gender Diversity
3 of 10 board members are women
Independence
8 of 10 board members are independent
Age
average 68 years
50
55
60
65
70
75
80
Tenure
average 8 years
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15
Board Committees Chaired by Women
40%
of Committees Chaired by Women
Board Refreshment
3
New Independent Directors Over the Past 5 Years of which
2
were Women

Director Independence

The following table sets out the independence status of the directors, as defined in National Instrument 52-110 Audit Committees:

Director	Independent	Reason for non-independence
Chris R. Cawston	Yes

Jane Craighead	Yes

Frank Di Tomaso	Yes

Robert J. Foster	Yes

Dahra Granovsky	Yes

James Pantelidis	Yes

Jorge N. Quintas	Yes

Mary Pat Salomone	Yes

Gregory A.C. Yull	No	President and CEO of the Company

Melbourne F. Yull	No	Immediate family member of the President and CEO of the Company

Directors’ Skills Matrix

The Board of Directors periodically assesses the expertise, experience, and skills of its directors, individually and collectively, including the extent to which the current composition of the Board of Directors reflects a diverse mix of knowledge and skills. Such a review was conducted in 2021 and the skills matrix and the related methodology was updated to provide Shareholders more detailed information about the competencies of the directors and how the skills have been defined. The following table sets out the range of skills the Board of Directors perceives to be most important for the Company and indicates the extent to which they are met by current Board members:

The skills are defined as follows:

Strategy / Leading Growth - Experience with or understanding of developing, evaluating and implementing a strategic plan.

Capital Markets - Experience with or understanding of overseeing the strategy of, or otherwise identifying or negotiating strategic capital market transactions, including equity and debt offerings and experience with ratings agencies.

Finance / Accounting - Experience with or understanding of financial accounting, reporting and corporate finance as well as familiarity with internal financial / accounting controls and international financial reporting standards.

Risk Management - Experience with or understanding of internal controls and enterprise risk management.

CEO / COO Experience - Executive experience as the chief executive officer or operations officer (or equivalent) of a medium- or larger-sized corporation.

Mergers & Acquisitions - Experience with or understanding of overseeing the strategy of, and otherwise identifying, negotiating and integrating strategic targets for transactions.

Manufacturing / Operations - Experience with or understanding of manufacturing or technical expertise regarding a core business of the Company.

Marketing / Sales - Experience with or understanding of sales strategies, corporate communications, marketing, pricing programs and other customer facing programs.

Human Resources / Compensation - Experience with or understanding of compensation programs for executives and employees, succession planning and talent management.

Information Technology - Experience with or understanding of information technology, cybersecurity, and data privacy, as well as current trends related thereto.

Governance - Experience with or understanding of leading governance / corporate responsibility practices with a public company or other major organization following similar practices.

International Markets - Experience with or understanding of cross-border sales, supply chain, operations, and import-export controls and practices as well as international business etiquette.

Packaging Industry - Experience with or understanding of packaging and protective solutions in similar markets to those in which the Company primarily operates.

Environmental & Social - Experience with or understanding of workplace health, safety, environment, sustainability and social responsibility matters, as well as current trends related thereto.

Serving Together on Other Boards of Directors

The approach of the Board of Directors to “board interlocks” is that no more than two of the Company’s directors may sit on the same board of directors of a public company (other than the Company). The Board of Directors has determined that there are at present, among the Company’s directors, no common memberships on boards of directors of public companies.

Minimum Share Ownership Requirement

The minimum share ownership requirement for directors who are not executive officers of the Company is to own a minimum of Shares or DSUs under the DSU Plan, collectively, equivalent to five times the annual board member retainer fee within five years of joining the Board of Directors. Once a director has satisfied the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the market value of Shares or DSUs. As of March 11, 2022, all nominated directors who are not executive officers of the Company are in compliance with the minimum share ownership requirement.

Cease-Trade Orders, Penalties and Sanctions

To the knowledge of the Company, none of the foregoing nominees for election as director of the Company:

(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

(iii)

is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(iv)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

None of the foregoing nominees for election as director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Majority Voting for Directors

The Company has a majority voting policy for the election of members of the Board of Directors. Under this policy, in an uncontested election of directors, any nominee proposed for election as a director who receives a greater number of “withheld” votes than “for” votes is expected to, promptly following the date of the Shareholders’ meeting at which the election occurred, tender their resignation to the Chair of the Board of Directors for consideration by the Nominating Committee, with the resignation to take effect upon acceptance by the Board of Directors. This policy applies only to “uncontested elections”, that is elections in which the number of nominees for director is equal to the number of directors to be elected.

The Board of Directors will act on the Nominating Committee’s recommendation within 90 days following the date of the Shareholders’ meeting at which the election occurred. Following the Board of Directors’ decision on the Nominating Committee’s recommendation, the Board of Directors will promptly disclose, by way of a press release, the Board of Directors’ decision whether or not to accept the director’s resignation offer, together with an explanation of the process by which the decision was made and, if applicable, the Board of Directors’ reason or reasons for rejecting the tendered resignation.

The Nominating Committee will be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board of Directors. In considering whether or not to accept the resignation, the Nominating Committee will consider all factors deemed relevant by the Nominating Committee including, without limitation, the stated reason or reasons why Shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications of the director whose resignation has been tendered (including, for example, the impact the director’s resignation would have on the Company’s compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Company’s securities are listed or posted for trading), such director’s contributions to the Company, and whether the director’s resignation from the Board of Directors would be in the best interests of the Company.

The Nominating Committee will also consider a range of possible alternatives concerning the director’s tendered resignation as the Committee deems appropriate including, without limitation, acceptance of the resignation, rejection of the resignation, or rejection of the resignation coupled with a commitment to seek to address and cure the underlying reasons reasonably believed by the Nominating Committee to have substantially resulted in the “withheld” votes.

Directors who tender their resignation will not participate in any meetings to consider whether the resignation will be accepted.

Shareholders should note that, as a result of the majority voting policy, a ‘‘withhold’’ vote is effectively the same as a vote against a director nominee in an uncontested election.

Election of Directors - 2021

At the annual meeting of Shareholders of the Company held on May 12, 2021, all candidates proposed as directors were duly elected to the Board of Directors of the Company by a majority of the votes cast by Shareholders present or represented by proxy at such meeting, as follows:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	37,111,362	92.51	3,004,928	7.49
Chris R. Cawston	40,093,402	99.94	22,888	0.06
Jane Craighead	40,090,448	99.94	25,842	0.06
Frank Di Tomaso	37,591,464	93.71	2,524,826	6.29
Robert J. Foster	39,343,240	98.07	773,050	1.93
James Pantelidis	39,918,340	99.51	197,950	0.49
Dahra Granovsky	37,900,888	94.48	2,215,402	5.52
Jorge N. Quintas	39,199,439	97.71	916,851	2.29
Mary Pat Salomone	39,597,688	98.71	518,602	1.29
Gregory A.C. Yull	39,347,072	98.08	769,218	1.92
Melbourne F. Yull	39,336,453	98.06	779,837	1.94

Director Compensation

Compensation of directors is established in order to allow the Company to attract and retain highly-qualified directors with varied and relevant experience, taking into account a wide variety of functional activities in which the Company engages, and to align the interests of the directors with those of the Shareholders.

Directors participate in the DSU Plan, the purpose of which is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the Shareholders of the Company in creating long-term Shareholder value. See section entitled “Securities Authorized for Issuance under Equity Compensation Plans” below for a description of the DSU Plan.

Directors receive annual fees for their service which are paid semi-annually. The following table presents the different components of the compensation the directors may be entitled to receive, with the exception of Gregory Yull, who does not receive any compensation for serving as director as he is an executive of the Company.

	Annual Fee
Type of Compensation	Effective for 2021	Effective for 2022
Annual Amount	($)	($)
Chair of the Board of Directors	140,000	140,000
Member of the Board of Directors	65,000	75,000
Chair of the Audit Committee	20,000	25,000
Member of the Audit Committee	8,000	10,000
Chair of the HRCC	15,000	15,000
Member of the HRCC	7,000	7,500
Chair of the Nominating Committee	9,000	10,000
Member of the Nominating Committee	5,000	5,000
Chair of the Executive Committee	9,000	10,000
Member of the Executive Committee	5,000	5,000
Chair of the ESG Committee	9,000	15,000
Member of the ESG Committee	5,000	7,500
Other Compensation
DSUs	95,000	110,000

In 2021, the HRCC’s compensation consultants conducted a benchmarking pay study using the same peer group as that used for executive compensation benchmarking (refer to section entitled ‘‘Compensation Process” starting on page 105) and recommended the increases to annual fees reflected above effective for 2022 to align with the market. There were no changes to annual fees in 2021 from 2020, which were based on the previous benchmarking pay study conducted in 2019. The Company does not pay meeting fees. Directors are reimbursed for travel and other out-of-pocket expenses incurred for attending Board of Directors and Committee meetings.

The Company does not have a retirement plan for directors who are not employees or former employees of the Company.

Summary of Director Compensation

The Company paid its directors an aggregate of $1,822,186 for their services as directors in respect of the fiscal year ended December 31, 2021. The following table presents the details of all compensation and fees paid to the directors of the Company for the fiscal year ended December 31, 2021 (except for Gregory Yull, who is an executive of the Company and who did not receive any fees as a director).

Director	Fees earned(1) ($)	Allocation of Annual Fees		Share-based awards (DSUs)(2) ($)	Total ($)
		DSUs ($)	Cash ($)
Robert M. Beil	79,904	—	79,904	95,000	174,904
Chris R. Cawston	80,645	80,645	—	95,000	175,645
Jane Craighead	85,282	85,282	—	95,000	180,282
Frank Di Tomaso	82,355	—	82,355	95,000	177,355
Robert J. Foster	85,000	—	85,000	95,000	180,000
Dahra Granovsky	77,000	38,500	38,500	95,000	172,000
James Pantelidis	154,000	—	154,000	95,000	249,000
Jorge N. Quintas	72,000	72,000	—	95,000	167,000
Mary Pat Salomone	82,000	—	82,000	95,000	177,000
Melbourne F. Yull	74,000	37,000	37,000	95,000	169,000

Total	872,186	313,427	558,759	950,000	1,822,186

(1)	Represents total compensation for Board and Committee services, which includes both cash payments and the value of DSUs elected in lieu of cash for such fees.
(2)

The amount shown for each share-based award is the grant date fair value of the DSUs that were granted to the director under the DSU Plan for the specified financial year which is calculated as the VWAP of the Shares on the TSX for the five trading days preceding the date on which the DSU value is determined. Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees. For more information on the DSU Plan and amendments thereto, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

During the fiscal year ended December 31, 2021, there were no option-based awards, non-equity incentive plan compensation, pension awards, plans that provide for the payment of pension plan benefits, or other compensation paid, payable, awarded, granted or given to the directors of the Company in their capacity as directors. Gregory Yull received this compensation in his role as President and CEO of the Company, and Melbourne Yull, received an annual benefit payment made in connection with a retirement plan established when he was an employee of the Company. For more information, see the section entitled “Supplemental Executive Retirement Plans”.

The following table presents the breakdown of fees earned by each director for the fiscal year ended December 31, 2021 (except for Gregory Yull, who is an executive of the Company and who did not receive any fees as a director).

Director	Board Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Total Fees Earned ($)
Robert M. Beil	65,000	9,460	5,444	79,904(1)
Chris R. Cawston	65,000	2,903	12,742	80,645(1)
Jane Craighead	65,000	10,726	9,556	85,282(1)
Frank Di Tomaso	65,000	10,097	7,258	82,355(1)
Robert J. Foster	65,000	20,000	—	85,000
Dahra Granovsky	65,000	12,000	—	77,000
James Pantelidis	140,000	5,000	9,000	154,000
Jorge N. Quintas	65,000	7,000	—	72,000
Mary Pat Salomone	65,000	8,000	9,000	82,000
Melbourne F. Yull	65,000	—	9,000	74,000

Total	725,000	85,186	62,000	872,186

(1)

Effective May 12, 2021: Mr. Beil stepped down from the position of Chair of the HRCC and remained a member of the HRCC; Ms. Craighead became Chair of the HRCC and a member of the Nominating Committee; Mr. Di Tomaso stepped down from the position of Chair of the Audit Committee and remained a member of the Audit Committee; and Mr.  Cawston became Chair of the Audit Committee.

Incentive Plan Awards - Outstanding Director Option-Based Awards

At the end of the fiscal year ended December 31, 2021, there were no outstanding option-based awards held by non-management directors.

Incentive Plan Awards - Outstanding and Share-Based Awards

The following table presents for each director all outstanding share-based awards at the end of the fiscal year ended December 31, 2021 (except for Gregory Yull, who is an executive of the Company. For Gregory Yull, see the heading “Executive Compensation – Summary of the Compensation of the Named Executive Officers – Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards”).

Name	Number of Vested DSUs Outstanding(1) (#)	Value of Vested DSUs Outstanding(2) ($)	Number of Unvested DSUs Outstanding(1) (#)	Value of Unvested DSUs Outstanding(2) ($)
Robert M. Beil	51,921	1,049,323	1,711	34,579
Chris R. Cawston	10,477	211,740	1,711	34,579
Jane Craighead	10,686	215,964	1,711	34,579
Frank Di Tomaso	45,147	912,421	1,711	34,579
Robert J. Foster	74,399	1,503,604	1,711	34,579
Dahra Granovsky	22,605	456,847	1,711	34,579
James Pantelidis	45,181	913,108	1,711	34,579
Jorge N. Quintas	81,161	1,640,264	1,711	34,579
Mary Pat Salomone	39,725	802,842	1,711	34,579
Melbourne F. Yull	55,683	1,125,353	1,711	34,579

(1)	Includes related dividend amounts.
(2)

The value of the DSUs is calculated based on the five-day VWAP of Shares on the TSX on December 31, 2021 (CDN$ 25.90, USD$20.21). Actual value upon the settlement of awards will depend on the value of the Shares on the date of settlement. The actual value received on settlement will be different depending on variations in the price of the Shares. For more information on the DSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans.”

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out for each director (except for Gregory Yull, who is an NEO), the value of option-based awards and share-based awards which vested during the year ended December 31, 2021 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2021. For Gregory Yull, see “Executive Compensation – Summary of the Compensation of the Named Executive Officers – Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards”.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Robert M. Beil	—	86,296	—
Chris R. Cawston	—	138,421	—
Jane Craighead	—	143,104	—
Frank Di Tomaso	—	81,917	—
Robert J. Foster	—	100,746	—
Dahra Granovsky	—	105,068	—
James Pantelidis	—	81,962	—
Jorge N. Quintas	—	175,409	—
Mary Pat Salomone	—	78,437	—
Melbourne F. Yull	—	124,879	—

(1)	There were no stock options outstanding as of December 31, 2021 and as such, nil is shown in the table above.
(2)

The value is calculated as if the DSUs were settled on the vesting date of each relevant grant. The DSU value is based on the five-day VWAP of Shares on the TSX on the vesting date. Included in the table above are DSUs elected in lieu of cash for semi-annual directors’ fees earned and granted during 2021. Includes related dividend amounts.

Supplemental Executive Retirement Plans

The following table sets out the entitlements of each of Melbourne Yull and Gregory Yull under the defined benefit plans that provide for payments or benefits at, following, or in connection with retirement (all figures were calculated using the accounting methods and assumptions disclosed in Note 20 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2021).

Name	Number of Years Credited Service (#)	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation ($)	Compensatory Change ($)	Non- Compensatory Change ($)	Closing Present Value of Defined Benefit Obligation ($)
		At Year End ($)	At Age 65 ($)
Melbourne F. Yull	25	260,935	N/A	2,097,543	(260,935)	16,419	1,853,027
Gregory A.C. Yull	31	600,000	600,000	8,246,144	—	(489,924)	7,756,220

Melbourne Yull was Chair of the Board of Directors and CEO of the Company from January 11, 1995 to June 14, 2006. Prior thereto, Mr. Yull was the President and a director of the Company, or a predecessor thereof, from 1981. The former employment agreement entered into between the Company and Mr. Yull provides that Mr. Yull receives from the Company a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Company, multiplied by his years of service with the Company to retirement. Accordingly, Mr. Yull receives a pension from the Company in an amount of $260,935 per year.

Gregory Yull is President, CEO and a director of the Company. Pursuant to the terms of the Yull Agreement, unless terminated by the Company for “cause” (as defined in the Yull Agreement), he shall receive a defined benefit supplementary pension annually for life equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger with such payments to begin at age 60, and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplement pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death, within ninety days of his death and continuing annually during her lifetime. The retirement benefits set forth above were vested upon the completion of five years of service. As of December 31, 2021, Mr. Yull’s accumulated benefit was an amount of $600,000 per year.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of directors and officers of the Company incurred as a result of acting in such capacity, provided that they acted honestly and in good faith with a view to the best interests of the Company. The current limit of the insurance is $60 million. An annual premium of $483,310 was paid by the Company with respect to the period from December 1, 2021 to December 1, 2022. Claims payable to the Company are subject to retention or a deductible of up to $1 million per occurrence.

EXECUTIVE COMPENSATION

HRCC Chair’s Letter to Shareholders

Dear Fellow Shareholders,

During 2021, the team continued to successfully manage a tremendous level of change resulting from COVID-19. Their capabilities and commitment enabled the business to continue to provide essential packaging and protective solutions to our customers and value to our stakeholders.

We have built a world-class, low-cost base of manufacturing assets. Those assets are more valuable because of the people that operate and manage them. The complexity of attracting and retaining staff and leaders across different continents, different countries and in our local communities is critical to the long-term success and continued growth of IPG.

The Board’s attention to diversity and inclusion is a critical point of emphasis. Societal aspects impact the approach we take to govern and manage our business, to the ultimate benefit of our stakeholders - our Shareholders, customers, employees, the communities where we operate, and the planet where we all live.

One of the key responsibilities of the Board is establishing a framework that enables IPG compensation to be competitive and fair with an appropriate level of performance-based compensation that both protects the business and its assets while at the same time incentivizes the executive team to grow as we continue to experience high demand in our end markets.

Our compensation policies and programs are reviewed annually to ensure that they are competitive, linked to performance, appropriately manage risk, and align with Shareholders’ interests. This letter and the compensation discussion and analysis (“CD&A”) provide an overview of:

•	The Company’s compensation programs and 2021 compensation outcomes for the President and CEO and other named executive officers (“NEO”s’).

•	The alignment of 2021 compensation outcomes with the Company’s performance, consistent with our pay-for- performance philosophy.

The Company’s 2021 Performance

(1)	Non-GAAP financial measure or ratio. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see Appendix B.
(2)	Represents the annualized dividend.
(3)

3-Year TSR represents the total shareholder return on the Shares relative to the Peer Group (defined later in this document) in reference to the three-year performance period ended December 31, 2021. 3-Year ROIC represents the return on invested capital in reference to the three-year performance period ended December 31, 2021. Both measures represent the performance adjustment factors (discussed later in this document) for the performance share unit awards granted in 2019.

We are also proud of our ESG achievements in 2021, some of which include:

•	We joined multiple sustainability initiatives setting goals for diversity and inclusion and environmental impact, including the CEO Action for Diversity & Inclusion Pledge and the Climate Pledge.

•	We received a score of “B” from the CDP Climate Survey on our first report submission, which is above the industry average.

•	We achieved Cradle to Cradle certified status for two additional products, as well as the Curby® Mailer HD and the Curby® Cushioning Solutions family of products.

•	We retained our top-performing, key leaders, identified through our talent review process, throughout the challenging pandemic period, which we believe has been key to our success during this time.

Our Key Compensation Decisions for 2021

The Company is focused on a pay-for-performance approach to compensation for all team members. Our executive compensation policies and programs are designed to ensure our executive talent are fully motivated to achieve our financial goals and to grow sustainable long-term value for Shareholders. Our long-term, at-risk, equity-based compensation, which represents 52% of 2021 compensation for our President and CEO, is aligned with the Shareholder experience and our pay-for-performance philosophy. We recognize that long-term growth and value creation requires taking an acceptable level of risk. We ensure our compensation policies and practices reward executives for both short- and long-term decision making and do not encourage unnecessary risk taking or result in excessive compensation levels. We are committed to ensuring there is a strong link between Shareholder value, financial results and executive compensation outcomes.

Base Salary

Salaries are reviewed annually and adjusted to reflect increases in responsibilities and market trends. Consideration is also given to experience, scope of the role, sustained performance, and internal equity. Aggregate NEO salaries increased by 3.9% over comparative 2020 levels to provide our NEOs with market competitive and reasonable compensation.

Annual Incentive Awards

The Company’s annual incentive plan is focused on critical financial performance measures: Compensation Adjusted EBITDA and Compensation Cash Flows (defined in the section entitled “Annual Incentive Plan Awards – Bonuses”), which we believe are key drivers of Shareholder value creation and appropriately assess our annual operating performance. The annual incentive plan resulted in payouts at 143% of target.

Long-Term Incentive Awards

The Company has a balanced long-term incentive plan that includes stock options, performance share units (“PSUs”) and restricted share units (“RSUs”).

In 2021, long-term incentives were awarded in the form of 50% PSUs, 25% stock options and 25% RSUs, at market competitive levels for each NEO. We believe that this “portfolio approach” to long-term incentive compensation provides strong alignment with shareholder value creation, as 100% of the long-term incentive program is driven by the share price. Our programs are designed to promote retention, reward exceptional performance and to directly align with shareholder value creation.

The PSU performance period ended December 31, 2021 completed at 127.1% of target based on a three-year total shareholder return ranking relative to the Peer Group in the 56th percentile and ROIC performance at the high end of the range between the 3rd and 4th Tier.

Between the annual and the long-term incentive programs, the Company uses a multi-dimensional approach covering earnings, balance sheet, and cash flows, as well as market performance, providing the HRCC a robust and comprehensive view of performance in determining payouts.

President and CEO Compensation

In 2021, the CEO’s total compensation increased 1.8% from the prior year. The alignment between Shareholder value and compensation is demonstrated in the section entitled “Performance Graph and CEO Compensation Look Back”.

We regularly monitor pay levels and trends in executive compensation and corporate governance and are confident that our current compensation structure is competitive and meets the objectives of our compensation philosophy. The responsibility for executive compensation rests with the Board, and we consider the longer-term implications of the compensation decisions we make. We remain committed to compensation policies and programs that drive and support results that deliver value to you, our Shareholders.

On behalf of the Board, I would like to recognize and thank the senior leadership team. Through deep commitment and strong collaboration they have delivered excellent value to our customers and Shareholders while also protecting the health and safety of our employees and making significant progress on sustainability and protecting our environment.

Sincerely,

/s/ Jane Craighead
Jane Craighead Chair of the Human Resources and Compensation Committee

Compensation Discussion and Analysis

This discussion describes the Company’s compensation program for the NEOs, that is, each person who acted as the CEO, Chief Financial Officer (“CFO”) and the three most highly-compensated executive officers other than the CEO and CFO, and whose total compensation was more than $150,000 in the Company’s last financial year. It addresses the Company’s philosophy and objectives and provides a review of the process that the HRCC follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the HRCC’s specific decisions regarding the compensation of the NEOs for the financial year ended December 31, 2021.

Executive Summary

Our Compensation Philosophy	The Company’s executive compensation philosophy and program objectives are directed primarily by two guiding principles. First, the program is intended to provide competitive levels of compensation, at expected levels of performance, in order to attract, motivate and retain talented executives. Second, the program is intended to create an alignment of interest between the Company’s executives, performance objectives, and Shareholders, so that a significant portion of each executive’s compensation is linked to creating long-term Shareholder value. These two objectives are managed within the context of consideration of risk and governance best practices.

Our Pay Practices	What we do:	What we don’t do:

☑ Pay for Performance - 100% of the long-term incentive program is linked to share price performance

☑ Multi-dimensional assessment of performance, including earnings, balance sheet, cash flows and market performance

☑ Use a similarly sized peer group of companies for market pay level benchmarking

☑ Target pay opportunities to be within reasonable range of median

☑ Require compliance with stock ownership requirements

☑ Engage an independent consultant

☑ Maintain the ability to clawback compensation in connection with financial restatement

☒ Hedging ☒ Encourage excessive risk taking ☒ Re-price options ☒ Discount options ☒ Offer excessive perquisites

Our Performance

•   Delivered 26% revenue growth and remained disciplined in our practice to protect the profit dollar spread and mitigate the challenges presented by global supply chain constraints and labor shortages.

•   Experienced strong growth in the e-commerce market where the Company supplies water-activated tape, protective packaging and dispensers and in the building and construction market which uses the Company’s woven products and tapes.

•   Adjusted EBITDA(1) grew 17% from $211.1 million in 2020 to $247.2 million in 2021, and net earnings decreased from $72.7 million to $67.8 million over the same period.

•   Cash flows from operating activities decreased 11% from $179.6 million in 2020 to $160.4 million in 2021.

•   Continued strong generation of free cash flows(1) of $79.1 million in 2021 while nearly doubling our investment in strategic capital projects over 2020 and making a large investment in working capital relating to supply chain and inflationary pressures.

•   One-year total shareholder return ranking relative to the Peer Group was in the 45th percentile and in the 51st percentile relative to the Index Group.

•   Three-year total shareholder return ranking relative to the Peer Group was in the 56th percentile and ROIC(1) performance was at the high end of the range between the 3rd and 4th Tier.

•   The dividend was increased 7.9% on an annualized basis to $0.68 per common share.

•   Reinforced our commitment to sustainability by signing the Climate Pledge and joining the Business Ambition for 1.5°C campaign for net-zero emissions by 2040; and earned a B score on our first CDP Climate report, which is above the industry average.

•   Two additional products, as well as the Curby® Mailer HD and the Curby® Cushioning Solutions family of products, achieved Cradle to Cradle CertifiedTM status as part of the ongoing sustainability strategic initiatives.

Compensation of NEOs

•   Annual incentive award targets required Compensation Adjusted EBITDA(1) and Compensation Cash Flows(1) growth of approximately 9% and 4% from 2020 results, respectively.

•   NEOs received annual incentive awards at 143% of their targets, given outstanding performance.

•   PSU awards granted in 2018 were settled in 2021 at 154% of the value granted based on the total shareholder return for the three-year performance period ending on December 31, 2020 in the 78th percentile relative to the Peer Group and ROIC achievement slightly below the 4th Tier.

•   Long-term incentive awards represented, on average, 38% of the NEO’s 2021 total compensation, the value of which depends on share price performance.

(1)	Non-GAAP financial measures or ratios. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see Appendix B.

Executive Compensation Program Principles

In support of the Company’s compensation philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Company’s short-term and long-term success. The Company provides both short-term and long-term incentive compensation that varies based on corporate and individual performance.

Three primary components comprise the Company’s compensation program: base salary, annual performance-based incentive plan award and a long-term incentive plan award comprised of PSUs and RSUs pursuant to the Amended and Restated Performance and Restricted Share Unit Plan (the “PRSU Plan”) and stock options pursuant to the 2019 Executive Stock Option Plan (the “2019 ESOP”).

Each element of compensation fulfills a different, but important, role in attracting, retaining and motivating qualified executives and employees. The Company provides a balanced compensation program with both short-term (salary and annual incentive plan award) and long-term (PSUs, RSUs and stock options) compensation. The following describes the Company’s executive compensation program by component of compensation and discusses how each component relates to the Company’s overall executive compensation objective.

Compensation Element	Purpose
Annual base salary	To provide a base level of annual compensation for the Company’s NEOs generally set at a level that is within a competitive range of the median of companies that compete with the Company for business and executive talent (the “Compensation Peer Group”) and that is aligned with survey data and other analysis.

Annual incentive plan award	To encourage and reward performance over the financial year (typically, compared to predefined goals and objectives) and reflect progress toward predetermined company-wide and individual objectives - further details on page 107.

Long-term incentives / Equity	To reinforce Shareholder alignment, retention, and long-term performance orientation - further details by award on page 109.

The base salaries of the NEOs are reviewed annually and adjusted periodically to take into account the following factors: market and economic conditions; levels of responsibility, scope of the role and accountability of each NEO; skills, experience and competencies of each NEO; retention considerations; and sustained performance.

In 2021, the Company issued PSUs and RSUs under the PRSU Plan and stock options under the 2019 ESOP. Annual incentive plan awards are typically based on predetermined performance goals and may form a greater or lesser part of the entire compensation package in any given year, depending on performance.

Purpose

The Company’s executive compensation program has been designed to accomplish the following long-term objectives:

Human Resources and Compensation Committee

The HRCC is composed of five directors: Jane Craighead (chair), Robert Beil, Robert Foster, Dahra Granovsky and Jorge Quintas, none of whom is or has been at any previous time an employee of the Company, and all of whom are considered independent within the meaning of National Instrument 52 – 110 Audit Committees. The HRCC annually reviews the performance of the executives and ensures that the compensation and incentive programs are market competitive and aligned with good compensation governance practices. The members of the HRCC collectively have the knowledge, experience and background to fulfill their mandate, and each of the members of the HRCC has direct experience relevant to their responsibilities regarding executive compensation. Each of the members of the HRCC is an experienced senior executive. In particular, Messrs. Foster and Quintas and Ms. Granovsky are presidents of their respective companies. Mr. Beil has extensive experience with the design and implementation of executive compensation packages based on his experience in the human resources function at Dow Chemical. Mr. Beil will be retiring from the Board of Directors effective May 10, 2022. Ms. Craighead is a retired senior executive who has significant experience in human resources, executive compensation and corporate governance, including global responsibility for compensation design for large publicly traded companies and has served as the Chair of the HR Committee of a publicly traded company. These collective skills and extensive experience enable the HRCC to make decisions on the suitability of the Company’s human resources and compensation policies and practices.

Named Executive Officer Profiles

The following are profiles of each of the Company’s NEOs. The NEOs for 2021 are: Gregory Yull, Jeffrey Crystal, Randi Booth, Douglas Nalette and Shawn Nelson. The profiles include details of their respective compensation for 2021 and the two previous fiscal years, their respective ownership as of December 31, 2021 of Shares and outstanding awards of PSUs and RSUs pursuant to the PRSU Plan, respectively, and whether each is in compliance with the Company’s minimum share ownership requirement.

Gregory A.C. Yull
President and CEO

Gregory Yull was named President and CEO of the Company in June 2010 and was appointed to the Board of Directors in August 2010. Prior to his current position, Mr. Yull was President of the Tapes and Films Division of the Company from October 2005, where he was responsible for the North American and European operations spanning 15 locations and providing leadership for a 1,500-person workforce. Prior to that, he served as Executive Vice President of the Industrial Business Unit for Tapes & Films of the Company from November 2004 and prior thereto was President, Film Products of the Company from June 1999. He has also held various positions at the Company in Sales and Product Management and had extensive functional responsibilities supporting the Fibope business division. Mr. Yull has been with the Company since 1991.

Compensation(1) (as of December 31)	2021	2020	2019
Short-term incentive
Base salary	$862,338	$868,400	$828,335
Annual incentive plan award	$1,232,324	$1,736,800	$1,115,204
Long-term incentive
Share-based awards	$1,770,976	$1,313,501	$1,424,029
Option-based awards	$496,942	$334,107	$425,112
Pension value	$15,950	$15,675	$15,400
All other compensation	$22,500	$54,034	$37,135
Total compensation	$4,401,030	$4,322,517	$3,845,215
Change from previous year	1.8%	12.4%	8.6%

2021 Pay Mix	Shares & Awards Held (2)
	Minimum level of ownership (3)	$4,950,000
	Number of Shares Held	735,796
	Number of RSUs Held	131,428
	Number of PSUs Held	131,429
	Total Market Value (4)	$30,768,484
	Compliance with minimum share ownership requirement	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 116 or additional details.
(2)

RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled “Minimum Share Ownership Requirement” and “Securities Authorized for Issuance Under Equity Compensation Plans”.

(3)	Minimum level of ownership is equal to five times Mr. Yull’s annual base salary as of March 11, 2022. For more information see section entitled “Minimum Share Ownership Requirement”.
(4)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81) and shares and awards held on March 11, 2022.

Jeffrey Crystal, CPA, CA
Chief Financial Officer

Jeffrey Crystal was appointed Chief Financial Officer of the Company in May 2014. Mr. Crystal is a Canadian Chartered Professional Accountant who, since 2002, has been in senior finance roles overseeing administrative functions both within and outside the traditional finance areas. His most significant positions prior to joining the Company included Chief Financial Officer of American Iron & Metal, Vice-President of Finance of Optimal Payments and Audit Manager at Raymond Chabot Grant Thornton LLP, Chartered Accountants. Mr. Crystal holds a Diploma of Accountancy and Bachelor of Commerce degree from Concordia University, Montreal, Québec.

Compensation(1) (as of December 31)	2021	2020	2019
Short-term incentive
Base salary	$470,108	$477,672	$457,341
Annual incentive plan award	$503,856	$716,508	$460,072
Long-term incentive
Share-based awards	$407,388	$301,749	$327,148
Option-based awards	$114,321	$83,288	$98,027
Pension value	$15,950	$15,675	$15,400
All other compensation	—	—	$9,633
Total compensation	$1,511,623	$1,594,892	$1,367,621
Change from previous year	(5.2)%	16.6%	11.6%

2021 Pay Mix	Shares & Awards Held (2)

	Minimum level of ownership (3)	$979,136
	Number of Shares Held	42,998
	Number of RSUs Held	30,200
	Number of PSUs Held	30,200
	Total Market Value (4)	$3,185,677
	Compliance with minimum share ownership requirement	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 116 for additional details.
(2)

RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled “Minimum Share Ownership Requirement” and “Securities Authorized for Issuance Under Equity Compensation Plans”.

(3)	Minimum level of ownership is equal to two times Mr. Crystal’s annual base salary as of March 11, 2022. For more information see section entitled “Minimum Share Ownership Requirement”.
(4)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81) and shares and awards held on March 11, 2022.

Randi M. Booth
Senior Vice-President and General Counsel

Randi Booth was appointed Senior Vice President and General Counsel of the Company in December 2017. Prior to that, Randi served as Vice President and General Counsel for the Company since October 2015. Randi is currently responsible for legal oversight of the Company and serves as the Company’s Secretary to the Board of Directors. Prior to joining the Company, Ms. Booth was Vice President and Counsel at Deutsche Bank and an Associate Attorney in the New York offices of Arnold & Porter LLP and Pillsbury Winthrop Shaw Pittman LLP. Ms. Booth holds a Juris Doctorate degree, with honors, from Hofstra University.

Compensation(1) (as of December 31)	2021	2020	2019
Short-term incentive
Base salary	$376,308	$355,385	$321,923
Annual incentive plan award	$285,810	$355,385	$220,370
Long-term incentive
Share-based awards	$321,618	$159,752	$173,191
Option-based awards	$90,253	$44,093	$51,898
Pension value	$15,950	$15,675	$15,400
All other compensation	—	—	—
Total compensation	$1,089,939	$930,290	$782,782
Change from previous year	17.2%	18.8%	16.3%

2021 Pay Mix	Shares & Awards Held (2)

	Minimum level of ownership (3)	$824,000
	Number of Shares Held	6,845
	Number of RSUs Held	17,281
	Number of PSUs Held	17,282
	Total Market Value (4)	$1,275,765
	Compliance with minimum share ownership requirement	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 116 for additional details.
(2)

RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled “Minimum Share Ownership Requirement” and “Securities Authorized for Issuance Under Equity Compensation Plans”.

(3)	Minimum level of ownership is equal to two times Ms. Booth’s annual base salary as of March 11, 2022. For more information see section entitled “Minimum Share Ownership Requirement”.
(4)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81) and shares and awards held on March 11, 2022.

Douglas Nalette
Senior Vice-President, Operations

Douglas Nalette was appointed Senior Vice-President, Operations of the Company in 2006. From 2004, he had been Director of Carton Sealing Manufacturing of the Company. Prior to joining the Company through an acquisition in 1999, Mr. Nalette was the Director of Manufacturing Pressure Sensitive Tape for Central Products Company. Mr. Nalette has more than 40 years of industry experience in plant operations and management, including companies such as the Company, Arkwright Advanced Coating and Venture Tape. Mr. Nalette holds a Bachelor’s degree in Chemistry from the Massachusetts College of Liberal Arts, North Adams, Massachusetts, and a Master’s degree in Business from Western New England University, Springfield, Massachusetts.

Compensation(1) (as of December 31)	2021	2020	2019
Short-term incentive
Base salary	$400,890	$407,809	$389,551
Annual incentive plan award	$286,446	$407,809	$261,856
Long-term incentive
Share-based awards	$257,282	$159,752	$173,191
Option-based awards	$72,203	$44,093	$51,898
Pension value	$15,950	$15,675	$15,400
All other compensation	—	—	—
Total compensation	$1,032,771	$1,035,138	$891,896
Change from previous year	(0.2)%	16.1%	11.3%

2021 Pay Mix	Shares & Awards Held (2)

	Minimum level of ownership (3)	$823,932
	Number of Shares Held	144,301
	Number of RSUs Held	16,496
	Number of PSUs Held	16,496
	Total Market Value (4)	$5,462,397
	Compliance with minimum share ownership requirement	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 116 for additional details.
(2)

RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled “Minimum Share Ownership Requirement” and “Securities Authorized for Issuance Under Equity Compensation Plans”.

(3)	Minimum level of ownership is equal to two times Mr. Nalette’s annual base salary as of March 11, 2022. For more information see section entitled “Minimum Share Ownership Requirement”.
(4)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81) and shares and awards held on March 11, 2022.

Shawn Nelson
Senior Vice-President, Sales

Shawn Nelson was appointed Senior Vice-President, Sales of the Company in 2010. Prior thereto, he served as Senior Vice-President Industrial Channel of the Company from 2006. Mr. Nelson began his career at the Company in 1995, holding several management positions within the sales organization. Before joining the Company, Mr. Nelson was Regional Sales Manager of Polychem. Mr. Nelson holds a Bachelor’s degree in Marketing and Business Administration from The University of Akron, Akron, Ohio, and completed the Darden Executive Program at the University of Virginia as well as the Executive Program at The University of Chicago Booth School of Business.

Compensation(1) (as of December 31)	2021	2020	2019
Short-term incentive
Base salary	$379,627	$379,314	$364,193
Annual incentive plan award	$271,254	$379,314	$243,199
Long-term incentive
Share-based awards	$257,282	$159,752	$173,191
Option-based awards	$72,203	$44,093	$51,898
Pension value	$15,950	$15,675	$15,400
All other compensation	—	—	—
Total compensation	$996,316	$978,148	$847,881
Change from previous year	1.9%	15.4%	9.5%

2021 Pay Mix	Shares & Awards Held (2)

	Minimum level of ownership (3)	$780,232
	Number of Shares Held	146,666
	Number of RSUs Held	16,496
	Number of PSUs Held	16,496
	Total Market Value (4)	$5,535,263
	Compliance with minimum share ownership requirement	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 116 for additional details.
(2)

RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled “Minimum Share Ownership Requirement” and “Securities Authorized for Issuance Under Equity Compensation Plans”.

(3)	Minimum level of ownership is equal to two times Mr. Nelson’s annual base salary as of March 11, 2022. For more information see section entitled “Minimum Share Ownership Requirement”.
(4)	Value calculated based on the closing price of the Shares on the TSX (being CDN$39.38, USD$30.81) and shares and awards held on March 11, 2022.

Compensation Process

The HRCC administers the Company’s compensation program in accordance with the mandate set out in the HRCC’s charter, which has been adopted by the Board of Directors. Part of the mandate is to evaluate and recommend to the Board of Directors compensation policies and programs for the Company’s directors, executive officers and senior management, including stock option grants under the 2019 ESOP, and awards of PSUs and RSUs under the PRSU Plan, as described below. The HRCC also has the mandate to recommend to the Board of Directors grants under the DSU Plan.

Annually, the CEO makes recommendations to the HRCC as to the compensation of the Company’s executive officers, other than himself. The HRCC annually reviews the compensation levels for the executive officers and certain other members of senior management, and the recommendations of the CEO. The HRCC makes recommendations to the Board of Directors as to the compensation of the CEO and the other members of senior management for approval.

For the fiscal year ended December 31, 2021, the HRCC reviewed information it received from the CEO. Based on the recommendation of the CEO, the HRCC recommended to the Board of Directors share unit and stock option grants for executive officers and other members of senior management. The HRCC also recommended to the Board of Directors share unit and stock option grants for the CEO.

Independent Executive Compensation Advisor

The HRCC has the authority to retain compensation consultants to assist in the evaluation of director, CEO and senior executive compensation. Since 2017, the Company has retained Meridian Compensation Partners, LLC (“Meridian”) to provide independent advice to the HRCC on: (i) the establishment of peer groups for compensation and performance comparisons, (ii) the competitiveness and appropriateness of the compensation programs of the Company for the CEO and other key executives, (iii) base salaries, short-term, medium-term and long-term incentive program design, target setting and assessment of performance against target, (iv) employment and change of control terms, (v) compensation risk, and (vi) compensation trends, regulatory developments, and legislative updates relevant to executive compensation. In connection with these services, Meridian may review the Company’s compensation policies; the relationship between compensation and performance, performance measures; and the design of the programs and the levels of compensation compared to market. Meridian may make observations and recommendations regarding amendments where appropriate. Based on the information provided by Meridian to the HRCC, the HRCC determined that Meridian is independent of management. Meridian provides no advice or services to management.

Executive compensation-related fees consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Company’s directors and executive officers. For services rendered during the fiscal years ended December 31, 2021 and 2020, respectively, the Company paid to its independent compensation consultants the following fees:

	2021 ($)	2020 ($)
Meridian Compensation Partners	141,792	79,853
Percentage of work provided to the HRCC	100%	100%

Although the HRCC may rely on information and advice obtained from consultants, all final decisions with respect to executive compensation are made by the Board of Directors upon recommendation of the HRCC and may reflect factors and considerations that differ from information and recommendations provided by such consultants, such as merit and the need to retain high-performing executives. Accordingly, the Board of Directors may exercise discretion to reduce or increase the size of any award or payout to one or more NEOs. During 2021, Meridian met regularly with the HRCC Chair and attended relevant portions of HRCC meetings, as necessary. Additionally, Meridian coordinated with members of management, including the CEO, as appropriate, to develop and finalize materials to discuss with the HRCC.

Compensation Peer Group

In arriving at its decisions, the HRCC reviewed the compensation data of the Compensation Peer Group, a group of companies in similar businesses to the Company, which generally ranged from one third to three times the Company’s size based on revenue, with the Company positioned at approximately the revenue median of the group. The HRCC uses this compensation data as a reference point in determining the compensation for the Company’s executive officers, and generally aligns executive compensation within a competitive range of the median of the Compensation Peer Group. The Compensation Peer Group used to establish 2021 executive compensation was comprised of the following companies:

Company	Industry
Balchem Corporation	Specialty Chemicals

Clearwater Paper Corporation	Paper Products

Ferro Corporation	Specialty Chemicals

H.B. Fuller Company	Specialty Chemicals

Innospec Inc.	Specialty Chemicals

Koppers Holdings Inc.	Commodity Chemicals

Kraton Corporation	Specialty Chemicals

Minerals Technologies Inc.	Specialty Chemicals

Myers Industries, Inc.	Metal and Glass Containers

Neenah, Inc.	Paper Products

P.H. Glatfelter Company	Paper Products

Quaker Chemical Corporation	Specialty Chemicals

Rogers Corporation	Electronic Components

Schweitzer-Mauduit International, Inc.	Paper Products

Sensient Technologies Corporation	Specialty Chemicals

Stepan Company	Specialty Chemicals

Tredegar Corporation	Commodity Chemicals

Winpak Ltd.	Metal and Glass Containers

The following removal from the Compensation Peer Group in 2021 was made as a result of the company being taken private.

Removal in 2021
IPL Plastics Inc.	Paper Products

The following depicts how the Company stacks up against the Compensation Peer Group in terms of revenue and market cap as of January 1, 2021:

Annual Incentive Plan Awards – Bonuses

The HRCC’s philosophy with respect to executive officer bonuses is to align the payouts with the performance of the Company, based on predefined goals and objectives established by the HRCC.

Each of the NEOs received a cash performance bonus for 2021. Bonuses are typically paid based on the level of achievement of pre-defined financial objectives of the Company. The Company attributes to each executive, depending on his or her role, a bonus target level set as a percentage of his or her salary, representing the amount that will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and 200% of the target bonus, based on the level of achievement of the predetermined objectives. The objectives and weight attached thereto are re-evaluated on an annual basis by the HRCC. The HRCC has discretion to adjust bonus payments upwards or downwards to ensure that payouts are aligned with the Company’s performance and reflect the level of risk and responsibility undertaken to achieve results.

For the fiscal year ended December 31, 2021, at the HRCC’s recommendation, the Board of Directors elected to determine bonuses based on the Company achieving target levels of Compensation Adjusted EBITDA and Compensation Cash Flows. These measures adjust for certain expenses and charges expected (at the time of the Board’s election of such target levels) to be incurred by the Company during the year (e.g., M&A Costs and manufacturing facility closures, restructuring and other related charges), which are determined to be in the long term interest of the Company. Accordingly, the HRCC determined that such amounts should not impact the ability of senior management to achieve the performance bonus targets for the year ended December 31, 2021. Compensation Adjusted EBITDA and Compensation Cash Flows are non-GAAP financial measures. See Appendix B for definitions and a reconciliation to the most directly comparable GAAP financial measures.

For the fiscal year ended December 31, 2021, the incentive parameters that were used were as follows:

Each NEO’s target incentive plan award as a percentage of salary is set out below:

	Gregory A.C. Yull	Jeffrey Crystal	Randi M. Booth	Douglas Nalette	Shawn Nelson
Incentive plan award as a percentage of salary:
Minimum	0%	0%	0%	0%	0%
Threshold	50%	38%	25%	25%	25%
Target	100%	75%	50%	50%	50%
Maximum	200%	150%	100%	100%	100%

The following table presents the financial objectives for 2021 included in the annual incentive plan and the results achieved by the Company:

	Bonus Payout Percentage	Compensation Adjusted EBITDA	Compensation Cash Flows
Threshold ($)	50%	222,300,000	177,500,000
Target ($)	100%	239,400,000	188,500,000
Maximum ($)	200%	256,900,000	199,500,000
Actual ($)	143%	255,234,970	165,384,300
Objective Weight		75%	25%
Evaluation of Performance to Target (%)		106.6%	87.7%
Company Performance Factor (%)		190.5%	0.0%

For performance achievement between threshold and target, the company performance factor represents the straight-line interpolation between 50% and 100% where 100% represents the target bonus. For performance achievement greater than target, the company performance factor represents the straight-line interpolation between 100% and 200% where 200% represents the maximum bonus.

Weighted Company Performance Factor	142.9%

The following table presents, for each target objective, the bonus amount earned by the NEOs for 2021:

	Gregory A.C. Yull ($)	Jeffrey Crystal ($)	Randi M. Booth ($)		Douglas Nalette ($)	Shawn Nelson ($)
2021 Annual Eligible Salary	862,338	470,108	400,000	(1)	400,890	379,627
Target Amount	862,338	352,581	200,000		200,445	189,814
Weighted Company Performance Factor x Target Amount	1,232,324	503,856	285,810		286,446	271,254

(1)	Represents base salary amount.

Clawback Policy

In April 2014, the Board of Directors adopted a “clawback” policy, pursuant to which the Company may recoup from executive officers or employees of the Company, as the case may be, annual incentive plan awards, special bonuses, other incentive compensation and equity-based awards, whether vested or unvested, paid, issued or granted to them, in the event of fraud, restatement of the Company’s financial results, material errors or omissions in the Company’s financial statements, or other events as may be determined from time to time by the Board of Directors in its discretion. To date, the Company has not been required to apply the “clawback” policy.

Long-Term Incentive Awards

The Company uses a portfolio approach for long-term incentive awards and purposefully blends the need to drive performance focus with PSUs, reinforce retention with RSUs, and directly align with Shareholders with stock options.

Long-Term Incentive Mix	Long-Term Incentive Award	Time Period	Purpose
	PSUs	Three Years

To reward the achievement of financial returns, through a return on invested capital measure, as well as strong performance relative to peer companies, through a relative total Shareholder return measure.

	RSUs	Three Years	To provide alignment with Shareholders through participation in share price movement and add retention value to the long-term incentive plan.
	Stock Options	Three Years(1)	To provide a strong incentive linked directly to share price improvement and only deliver value when share price increases above the exercise price.

(1)

Vesting occurs over three years and options expire after five years (ten years for options issued to the CEO). Based on historical exercise experience, the expected life of the options is approximately five years (six years for the CEO).

Executive Stock Option Plan

The Executive Stock Option Plan which lapsed on June 4, 2018 (the “ESOP”) and the 2019 ESOP are described in detail below in the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

The HRCC recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. During the fiscal year ended December 31, 2021, the HRCC recommended the granting of an aggregate of 196,754 stock options to the NEOs which will vest one-third on each of the first, second and third anniversaries of the date of grant pursuant to the 2019 ESOP.

Performance and Restricted Share Unit Plan

The purpose of the PRSU Plan is to provide executive officers and employees with a proprietary interest in the Company through the granting of PSUs and RSUs. The PRSU Plan is also intended to increase the interest in the Company’s welfare of the executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such executive officers and employees to continue their services for the Company and to provide a means through which the Company may attract talented people to accept employment.

During the fiscal year ended December 31, 2021, the HRCC recommended the granting of an aggregate of 73,597 PSUs to the NEOs.

These PSU grants vest from 0% to 175% of the Target Shares (“Target Shares” reflects 100% of the PSUs granted) as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•

50% based on the Company’s average return on invested capital (“ROIC”) over the three-year performance measurement period as compared to internally developed thresholds (“ROIC Performance Targets”) (“ROIC Performance”) as set out on the table below.

•	50% based on the Company’s total Shareholder return (“TSR”) of which:

•	50% is based on the Company’s TSR ranking relative to a custom peer group of companies (“Peer Group”) over the three-year performance measurement period as set out on the table below.

•

50% is based on the Company’s TSR ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (“Index Group”) over the three-year performance measurement period as set out on the table below.

The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested (%)
1st Tier	0
2nd Tier	50
3rd Tier	100
4th Tier	150

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group and Index Group	Percent of Target Shares Vested (%)
Less than the 25th percentile	0
25th percentile	50
50th percentile	100
75th percentile	150
90th percentile or higher	200

TSR is measured as the five-day VWAP as of the end of the performance measurement period as divided by the five-day VWAP at the start of the performance measurement period. The TSR measures are estimated based on the conventional method, which considers the reinvestment of any potential dividends in the Company’s stock.

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.

For PSUs granted during the fiscal year ended December 31, 2021, the Peer Group used to derive the TSR ranking is comprised of the following companies, which were selected based on business similarity to and historical share price correlation with the Company:

Company	Industry
3M Company	Industrial Conglomerates

AptarGroup, Inc.	Metal and Glass Containers

Avery Dennison Corporation	Paper Packaging

Avient Corporation (formerly PolyOne)	Specialty Chemicals

Ball Corporation	Metal and Glass Containers

Berry Global Group, Inc.	Metal and Glass Containers

CCL Industries Inc.	Metal and Glass Containers

Chemtrade Logistics Income Fund	Commodity Chemicals

Crown Holdings, Inc.	Metal and Glass Containers

Graphic Packaging Holding Company	Paper Packaging

Greif, Inc.	Metal and Glass Containers

Interfor Corporation	Forest Products

International Paper Company	Paper Packaging

Company	Industry
Owens-Illinois, Inc.	Metal and Glass Containers

Packaging Corporation of America	Paper Packaging

RPM International Inc.	Specialty Chemicals

Sealed Air Corporation	Paper Packaging

Silgan Holdings Inc.	Metal and Glass Containers

Sonoco Products Company	Paper Packaging

Stella-Jones Inc.	Forest Products

Tupperware Brands Corporation	Housewares and Specialties

Western Forest Products Inc.	Forest Products

WestRock Company	Paper Packaging

Winpak Ltd.	Metal and Glass Containers

The Company added the following Compensation Peer Group company to the Peer Group in 2021 because it is strongly correlated to the Company.

Additions in 2021
H.B. Fuller Company	Specialty Chemicals

During the fiscal year ended December 31, 2021, the HRCC recommended the granting of an aggregate of 36,799 RSUs to the NEOs. All RSUs granted and outstanding as of December 31, 2021 will vest on the 15th day of February in the year of the third anniversary of the award grant date.

For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

Group Benefits/Perquisites

The HRCC believes that the perquisites for NEOs should be limited in scope and value and market competitive. The perquisites, including property or other personal benefits provided to an NEO that are not generally available to all employees in the year ended December 31, 2021, did not exceed in any case the lesser of $50,000 or 10% of the NEO’s total salary. See “Summary of the Compensation of the Named Executive Officers” starting on page 116 for additional details.

Assessment of Risk Associated with the Company’s Compensation Policies and Practices

The HRCC has assessed the Company’s compensation plans and programs for its executive officers, with advice from its independent compensation adviser, to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The HRCC has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company.

The HRCC considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Hedging Prohibition

Neither NEOs nor directors are permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) or otherwise engage in transactions that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by the NEO or director.

Minimum Share Ownership Requirement

The Company has the following minimum share ownership requirements that apply to the CEO, CFO and other NEOs as identified in the Company’s management information circular:

Executive	Share Ownership Requirement as a multiple of base salary
CEO	5x
CFO and other NEOs	2x

Executives have five years to meet their share ownership requirement, which may be met through ownership of Shares, outstanding RSUs and outstanding PSUs at threshold performance levels (50% of Target Shares), collectively. Once an executive has satisfied the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of Shares. The HRCC annually reviews each NEO’s compliance with the minimum share ownership requirements and reviews the required ownership levels every three years.

As of March 11, 2022 all NEOs are in compliance with the minimum share ownership requirement.

Performance Graph and CEO Compensation Look Back

The HRCC does not establish compensation or incentive levels based solely on the market value of the Shares. The HRCC believes that there are a variety of factors that have an impact on the market value of the Shares that are not reflective of the direct underlying performance of the NEOs, including general market volatility. However, realized and realizable pay are strongly aligned with share price performance over longer periods of time due to the share price and performance linked features of stock options, PSUs and RSUs, which comprise the Company’s long-term incentives. The HRCC balances focus on market value, through the use of share-based incentives and relative total Shareholder return comparisons, with financial performance covering earnings, balance sheet and cash flows.

The following graph compares the cumulative five-year total return provided to Shareholders on the Shares (“5 Yr TSR”), based on the Company’s trading on the TSX, relative to the cumulative total returns of the Standard & Poor’s/TSX Composite Total Return Index (the “Index”). An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the Shares and in the Index on December 31, 2016 and their relative performance is tracked through December 31, 2021.

The Company’s cumulative share price performance over the past five years is aligned with that of the Index as is the CEOs aggregate realized pay, shown by individual year in the CEO Compensation Look Back table below. During the five-year period, a Shareholder would have realized 128% of their $100 initial investment in the Shares, the CEO’s realized and realizable compensation(1) was 201% of his target total compensation(1) on an aggregate basis mainly due to favourable realizable compensation associated with 2020 stock options and PSU award grants as discussed below.

(1)	Refer to CEO Compensation Look Back table below for definitions.

The following CEO Compensation Look Back table compares target total compensation(1) awarded to the CEO in each of the last five years to realized(2) and realizable compensation(3) as at December 31, 2021 as well as the one-year return provided to Shareholders on the Shares relative to the Peer Group (“One-Year TSR Ranking”).

Year	Target total compensation (1) ($)	Realized compensation (2) ($)	Realizable compensation (3) ($)	Realized and realizable compensation ($)	Realized and realizable compensation as a factor of target total compensation	One-Year TSR Ranking (Percentile)
2017	3,064,136	1,414,550	–	1,414,550	0.5	<25th
2018	3,594,314	4,564,300	418,011	4,982,311	1.4	70th
2019	3,565,011	1,638,287	3,839,512	5,477,799	1.5	31st
2020	3,454,117	2,053,313	17,956,947	20,010,260	5.8	94th
2021	4,031,044	2,133,112	1,515,585	3,648,697	0.9	45th

(1)

Target total compensation includes salary, the grant date fair value of share-based and option-based awards, pension value and all other compensation as presented in the table in the section entitled “Summary of the Compensation of the Named Executive Officers.” Also included is the target annual incentive plan award as presented in the table in the section entitled “Annual Incentive Plan Awards – Bonuses” in each respective year.

(2)

Realized compensation includes salary, pension value and perquisites as presented in the table in the section entitled “Summary of the Compensation of the Named Executive Officers”, and the actual annual incentive plan award achieved as presented in the table in the section entitled “Annual Incentive Plan Awards – Bonuses” in each respective year. Realized compensation also includes the actual value received at the time of settlement or exercise of share-based and option-based awards granted in each respective year. For 2017 share-based award grants, the realized compensation at settlement was $0. For 2018 share-based award grants, the realized compensation at settlement was $2.96 million. Share-based awards granted in 2019-2021 and option-based awards granted in 2018-2021 have not been settled or exercised as of December 31, 2021 and the estimated value as of December 31, 2021 is instead included in realizable compensation.

(3)

Realizable compensation derived from option-based awards are based on in-the-money unexercised, outstanding stock options as of December 31, 2021, calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2021 (being $20.59) and the exercise price of the stock options. Realizable compensation derived from outstanding PSUs (at 127.1%, 157.6%, and 118.0% of 2019, 2020, and 2021 Target Shares, respectively, based on the Company’s performance at December 31, 2021) and RSUs are based on the five-day VWAP of Shares on the TSX on December 31, 2021 (being $20.21), including related dividend amounts. The actual value received on exercise or settlement, if any, will be different and could also be nil, depending on variations in the price of the Shares.

(4)	One-Year TSR Ranking percentile is in reference to the one-year period ending December 31st of each year presented (i.e., December 31, 2020 to December 31, 2021).

In 2017, the Company’s One-Year TSR Ranking was less than the 25th percentile and the CEO’s realized compensation was 0.5 times his target total compensation primarily due to the underperformance of the Company’s stock during the three-year performance period applicable to 2017 PSU awards resulting in settlement at nil in March 2020.

Option-based awards were not granted as part of the long-term incentive program from 2015 through 2017. They were re-introduced along with RSUs in 2018.

In 2018, the Company’s One-Year TSR Ranking was in the 70th percentile and the CEO’s realized compensation was 1.4 times his target total compensation primarily due to the Company’s three-year TSR ranking in the 78th percentile relative to the Peer Group and ROIC performance was just below the 4th Tier resulting in favourable realized compensation from 2018 PSU awards.

In 2019, the Company’s One-Year TSR Ranking was in the 31st percentile and the CEO’s realized and realizable compensation was 1.5 times his target total compensation, primarily due to the Company’s three-year TSR ranking in the 56th percentile relative to the Peer Group and ROIC performance was toward the high end of the range between the 3rd and 4th Tier resulting in favourable realizable compensation from 2019 PSU awards.

In 2020, the Company’s One-Year TSR Ranking was in the 94th percentile and the CEO’s realized and realizable compensation was 5.8 times his target total compensation primarily due to an increase of over 200% in the Company’s share price since the time of grant. The strong share and financial performance resulted in favourable realizable compensation from option- and share-based awards and achievement of the annual incentive award at 200% of target. The actual value received on exercise or settlement, if any, will be different and could also be nil, depending on variations in the price of the Shares.

In 2021, the Company’s One-Year TSR Ranking was in the 45th percentile and the CEO’s realized and realizable compensation was 0.9 times his target total compensation primarily due to a decrease in the Company’s share price since the time of grant resulting in option-based awards that were not in-the-money as of December 31, 2021 and contributed $0 to realizable compensation. The actual value received on exercise or settlement, if any, will be different and could also be nil, depending on variations in the price of the Shares.

The following chart compares the realized and realizable compensation for each of the last five years by the CEO and the five-year total return of a $100 investment (dividend reinvested) in Company Shares (based on the Company’s trading on the TSX (rounded to the nearest dollar)). The chart illustrates the alignment of realized and realizable compensation with share price and TSR performance over time.

Cost of Management Ratio

The following cost of management ratio expresses total compensation for NEOs, as presented in the table in the section entitled “Summary of the Compensation of the Named Executive Officers”, as a percentage of revenue. This table illustrates that the cost of management ratio has remained stable over time.

	2017	2018	2019	2020	2021
Total compensation of NEOs (millions)	$5.7	$7.0	$7.7	$8.9	$9.0
Revenue (millions)	$898.1	$1,053.0	$1,158.5	$1,213.0	$1,531.5
Cost of management ratio	0.6%	0.7%	0.7%	0.7%	0.6%

Summary of the Compensation of the Named Executive Officers

The following table provides information for the financial years ended December 31, 2021, 2020 and 2019, respectively, regarding compensation paid to or earned by the NEOs.

Summary Compensation Table

			Share-Based Awards
Name	Year	Salary(1) ($)	PSUs(3) (S)	RSUs(3) (S)	Option- Based Awards(4) ($)	Non-Equity Incentive Plan Awards(5) ($)	Pension Value(6) ($)	All Other Compensation(7) ($)	Total Compensation ($)
Gregory A.C. Yull	2021	862,338	1,254,738	516,238	496,942	1,232,324	15,950	22,500	4,401,030
	2020	868,400	851,301	462,200	334,107	1,736,800	15,675	54,034	4,322,517
	2019	828,335	961,472	462,557	425,112	1,115,204	15,400	37,135	3,845,215
Jeffrey Crystal	2021	470,108	288,633	118,755	114,321	503,856	15,950	—	1,511,623
	2020	477,672	195,566	106,183	83,288	716,508	15,675	—	1,594,892
	2019	457,341	220,883	106,265	98,027	460,072	15,400	9,633	1,367,621
Randi M. Booth	2021	376,308	227,865	93,753	90,253	285,810	15,950	—	1,089,939
	2020	355,385	103,538	56,214	44,093	355,385	15,675	—	930,290
	2019	321,923	116,939	56,252	51,898	220,370	15,400	—	782,782
Douglas Nalette	2021	400,890	182,275	75,007	72,203	286,446	15,950	—	1,032,771
	2020	407,809	103,538	56,214	44,093	407,809	15,675	—	1,035,138
	2019	389,551	116,939	56,252	51,898	261,856	15,400	—	891,896
Shawn Nelson	2021	379,627	182,275	75,007	72,203	271,254	15,950	—	996,316
	2020	379,314	103,538	56,214	44,093	379,314	15,675	—	978,148
	2019	364,193	116,939	56,252	51,898	243,199	15,400	—	847,881

(1)	Represents amounts included in each executive’s W-2, rather than the base salary amount.
(2)

The amount shown for each PSU award is the grant date fair value of PSUs that were granted to the NEO under the PRSU Plan during the specified financial year. The actual value received, if any, could be different and could also be nil, depending on the level of attainment of the performance objectives of the plan and the value of the Shares on the date of settlement. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

For PSU awards granted in 2019, the number of PSUs which will be eligible to vest can range from 0 to 175% of the grant amount, based on entity performance criteria, specifically the TSR ranking versus the Peer Group and the Company’s ROIC Performance over a three-year measurement period. For PSU awards granted in 2020 and 2021, the number of PSUs which will be eligible to vest can range from 0 to 175% of the grant amount, based on entity performance criteria, specifically the TSR ranking versus the Peer Group, the TSR ranking versus the Index Group, and the Company’s ROIC Performance over a three-year measurement period. The base value (or grant date fair value) of a PSU is based 50% on the five-day VWAP of the Shares on the TSX at the grant date (2021: CDN$ 29.78, USD$ 23.88; 2020: CDN$ 8.63, USD$ 6.07; 2019: CDN$ 18.31, USD$ 13.74) and 50% on an estimated value derived using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	March 22, 2021	March 23, 2020	March 21, 2019
Grant recipient	All NEOs above	All NEOs above	All NEOs above
Performance period starting price	CDN$24.20	CDN$16.25	CDN$16.36
Valuation date stock price	CDN$29.27	CDN$7.24	CDN$18.06
Estimated dividend yield	0%	0%	0%
US risk-free interest rate	0.28%	0.30%	2.36%
Canadian risk-free interest rate	0.46%	0.59%	1.60%
Estimated volatility	45%	36%	25%
Term	3 years	3 years	3 years
Result	CDN$42.81	CDN$7.33	CDN$19.79
	(USD$34.17)	(USD$5.10)	(USD$14.82)

(3)

The amount shown for each RSU award is the grant date fair value of RSUs that were granted to the NEO under the PRSU Plan during the specified financial year which is calculated as the VWAP of the Shares on the TSX for the five trading days preceding the date. The actual value received could be different depending on the value of the Shares on the date of settlement. RSU awards granted will vest on the 15th day of February in the year of the third anniversary of the award grant date. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

(4)

The amount shown for each option-based award is the grant date fair value of stock options that were granted to the NEO under the 2019 ESOP. The actual value received, if any, could be different and could also be nil, depending on the value of the Shares on the date of exercise. The grant date fair value of awards is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Stock Option Grant Date	March 18, 2021	March 18, 2021	March 25, 2020	March 25, 2020
Grant recipient	All NEOs above except Gregory A.C. Yull	Gregory A. C. Yull	All NEOs above except Gregory A.C. Yull	Gregory A. C. Yull
Stock price at grant date	CDN$29.34	CDN$29.34	CDN$7.94	CDN$7.94
Exercise price of awards	CDN$29.34	CDN$29.34	CDN$7.94	CDN$7.94
Expected dividends	3.1%	3.1%	10.8%	10.8%
Canadian risk-free interest rate	1.03%	1.16%	0.74%	0.76%
Estimated volatility	27%	29%	34%	34%
Expected life	5 years	6 years	5 years	6 years
Foreign exchange rate USD to CDN	1.2482	1.2482	1.4526	1.4526
Grant date fair value	CDN$5.02	CDN$5.65	CDN$0.67	CDN$0.62
	(USD$4.02)	(USD$4.52)	(USD$0.46)	(USD$0.43)

Stock Option Grant Date	March 28, 2019	March 28, 2019
Grant recipient	All NEOs above except Gregory A.C. Yull	Gregory A. C. Yull
Stock price at grant date	CDN$17.54	CDN$17.54
Exercise price of awards	CDN$17.54	CDN$17.54
Expected dividends	4.3%	4.3%
Canadian risk-free interest rate	1.44%	1.45%
Estimated volatility	29%	31%
Expected life	4 years	6 years
Foreign exchange rate USD to CDN	1.3380	1.3380
Grant date fair value	CDN$2.75	CDN$3.22
	(USD$2.05)	(USD$2.41)

(5)

The amounts shown for annual incentive plans represent amounts awarded under the Company’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Company. See the section above entitled “Annual Incentive Plan Awards – Bonuses” for additional information.

(6)

Represents the Company’s contribution to its defined contribution pension plan, which qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. See section below entitled “Other Post-Retirement Benefit Plans” for additional information.

(7)

Except as otherwise indicated, the value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not in the aggregate greater than the lesser of $50,000 or 10% of the NEO’s total salary for the financial year. Amounts presented are related to an auto allowance and club membership pursuant to the terms of Mr. Yull’s employment agreement and a club membership pursuant to the terms of Mr. Crystal’s employment agreement.

The Company does not have any non-equity, long-term incentive plans.

U.S. Deferred Compensation

In the U.S., the Company provides a deferred compensation plan to certain employees, including the members of senior management. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. The following table sets out the eligible compensation deferred in 2021 and the accumulated value as of December 31, 2021 for each NEO.

Name	Compensation Deferred in 2021 ($)	Accumulated Value at Year End ($)
Gregory A.C. Yull	378,601	1,539,397
Jeffrey Crystal	567,791	1,374,312
Randi M. Booth	30,000	32,545
Douglas Nalette	—	—
Shawn Nelson	—	—

Incentive Plan Awards—Outstanding Option-Based Awards

The following table sets out the details of option-based incentive plan awards outstanding for the NEOs at December 31, 2021, the end of the most recently completed financial year of the Company.

Name	Number of Unexercised Stock Options (#)	Stock Option Exercise Price (CDN$)	Stock Option Expiration Date	Value of Unexercised In- the-Money Stock Options(1) (CDN$)
Gregory A.C. Yull	140,000	12.55	3/17/2024	1,927,800
	117,194	21.76	3/13/2028	534,405
	176,395	17.54	3/28/2029	1,548,748
	776,993	7.94	3/25/2030	14,281,131
	109,943	29.34	3/18/2031	—	(2)
Jeffrey Crystal	31,431	21.76	3/13/2023	143,325
	47,818	17.54	3/28/2024	419,842
	181,060	7.94	3/25/2025	3,327,883
	28,438	29.34	3/18/2026	—	(2)
Randi M. Booth	14,791	21.76	3/13/2023	67,447
	25,316	17.54	3/28/2024	222,274
	95,855	7.94	3/25/2025	1,761,815
	22,451	29.34	3/18/2026	—	(2)
Douglas Nalette	8,439	17.54	3/28/2024	74,094
	63,903	7.94	3/25/2025	1,174,537
	17,961	29.34	3/18/2026	—	(2)
Shawn Nelson	16,640	21.76	3/13/2023	75,878
	25,316	17.54	3/28/2024	222,274
	95,855	7.94	3/25/2025	1,761,815
	17,961	29.34	3/18/2026	—	(2)

(1)

This column contains the aggregate value of in-the-money unexercised stock options as of December 31, 2021, calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2021 (being CDN$ 26.32) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.

(2)	Represents unexercised stock options that were not in-the-money as of December 31, 2021.

Incentive Plan Awards—Outstanding Share-Based Awards

The following table sets out the details of the share-based incentive plan awards outstanding for the NEOs at December 31, 2021, the end of the most recently completed financial year of the Company.

	PSUs		RSUs
	Number of PSUs Outstanding(1) (#)	Value of PSUs Outstanding(2) ($)	Number of RSUs Outstanding (#)	Value of RSUs Outstanding(2) ($)
Name	Unvested	Unvested	Unvested	Unvested
Gregory A.C. Yull	262,857	5,312,340	131,428	2,656,160
Jeffrey Crystal	60,399	1,220,664	30,200	610,342
Randi M. Booth	34,563	698,518	17,281	349,249
Douglas Nalette	32,992	666,768	16,496	333,384
Shawn Nelson	32,992	666,768	16,496	333,384

(1)

The final number of PSUs that vest will range from 0% to 175% of the initial number awarded based on predetermined performance criteria. Based on the Company’s performance as of December 31, 2021, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2021, would be as follows:

Grant Date	Performance Period End Date	Performance
March 21, 2019	December 31, 2021	127.1%
March 23, 2020	December 31, 2022	157.6%
March 22, 2021	December 31, 2023	118.0%

(2)

The fair value of the PSUs and RSUs is based on the five-day VWAP of Shares on the TSX on December 31, 2021 (CDN$ 25.90, USD$20.21). Actual gains, if any, on the settlement of awards will depend on the value of the Shares on the date of settlement. There is no guarantee that gains will be realized. The actual value received on settlement, if any, will be different and could also be nil, depending on variations in the price of the Shares.

Incentive Plan Awards – Value Vested, Settled, Realized or Earned During the Year

The following table sets out, for each NEO, the value of option-based awards and share-based awards which vested or settled during the year ended December 31, 2021 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2021.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)		Non-Equity Incentive Plan Award – Value Earned During the Year(5) ($)
		PSUs-settled(2)(4)	RSUs-settled(3)(4)
Gregory A.C. Yull	4,917,454	2,234,820	726,074	1,232,324
Jeffrey Crystal	1,173,558	513,418	166,800	503,856
Randi M. Booth	617,815	241,607	78,490	285,810
Douglas Nalette	621,297	271,837	88,310	286,446
Shawn Nelson	621,297	271,837	88,310	271,254

(1)

The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the difference between the closing price of the Shares on the vesting date and the exercise price. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.

(2)

For settled PSUs, the value is calculated as the number of PSUs on the settlement date multiplied by the performance adjustment factor and the VWAP of Shares on the TSX for the five consecutive trading days immediately preceding the date of settlement.

The performance adjustment to the Target Shares for the PSUs settled in 2021 was 153.9%, which applies the prescribed weighting to the individual TSR and ROIC Performance adjustment factors summarized in the following table:

	ROIC	TSR
Evaluation of Performance to Target (%)	109.9%	156.8%
Performance adjustment factor (%)	146.4%	161.3%

For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”. ROIC is a non-GAAP ratio. It is not a standardized financial measure under GAAP and therefore may not be comparable to similar financial measures presented by other issuers. For definitions of ROIC and TSR, see Appendix B.

(3)

For settled RSUs, the value is calculated as the number of RSUs on the settlement date multiplied by the VWAP of Shares on the TSX for the five consecutive trading days immediately preceding the date of settlement.

(4)

Includes a cash payment made to each NEO in an amount equal to the product that results from multiplying the number of settled PSUs and RSUs by the amount of cash dividends per Share declared and paid by the Company from the date of grant of the awards to the settlement date. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

(5)

The amounts shown for annual incentive plans represent amounts awarded under the Company’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Company. See the section above entitled “Annual Incentive Plan Awards – Bonuses” for additional information.

The following table sets out, for each NEO, the value realized from option-based awards upon exercise during the year ended December 31, 2021.

Name	Number of Options Exercised (#)	Gains Realized(1) ($)
Gregory A.C. Yull	180,000	2,724,239
Jeffrey Crystal	—	—
Randi M. Booth	—	—
Douglas Nalette	65,469	828,645
Shawn Nelson	—	—

(1)	The gain realized is equal to the difference between the market value of the Shares on the TSX at exercise and the exercise price multiplied by the number of options exercised.

Other Post-Retirement Benefit Plans

The Company maintains defined contribution pension plans in the United States and Canada. Each NEO participates in the Intertape Polymer Corp. Group 401(k) Plan (the “U.S. Plan”). The U.S. Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the U.S. Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The U.S. Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers and which includes a common trust fund that holds cash and Shares of the Company. The following table sets out the Company’s contributions to the U.S. Plan and the accumulated value as of December 31, 2021 for each NEO.

Name	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Accumulated Value at Year End ($)
Gregory A.C. Yull	2,942,758	15,950	3,311,371
Jeffrey Crystal	456,483	15,950	538,770
Randi M. Booth	207,735	15,950	269,233
Douglas Nalette	1,414,514	15,950	1,613,831
Shawn Nelson	1,768,532	15,950	2,108,606

(1)	The Company’s contribution for the fiscal year ended December 31, 2021 was funded in 2022.

Termination and Change of Control Benefits

The following agreements between the Company and NEOs were in effect at the end of the Company’s most recently-completed financial year.

The Company entered into “change of control, non-interference and confidentiality” agreements as of January 28, 2001 and amended October 24, 2019, with Shawn Nelson, and as of October 28, 2004 and amended November 21, 2019 with Douglas Nalette. These agreements include provisions regarding confidentiality, non-interference and non-solicitation covenants and ownership of intellectual property, among other things. The non-interference and non-solicitation covenants survive for 12 months following the employee’s voluntary termination of employment, provided, however, that if the employee resigns within six months after a “change of control” (as defined in such agreements), such covenants shall be null and void.

The “change of control, non-interference and confidentiality” agreements provide also that if, within a period of six months after a “change of control” of the Company: (a) the executive terminates his employment with the Company for “good reason”; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to (i) severance equal to 12 months of such executive’s base salary at the effective date of such termination, (ii) reimbursement of the employer subsidy portion of the health insurance premiums paid by the executive for health insurance coverage under the Company’s plan for up to 12 months after the executive’s termination, and (iii) accelerated vesting of any unvested stock options and continued exercisability of all stock options. For this purpose, in summary, “good reason” means one or more of the following: (i) reduction of the executive’s salary by more than 10% (other than a general reduction affecting comparable employees), (ii) a 50-mile or more relocation of the executive’s place of work, or (iii) a material diminution of the executive’s duties, authority or responsibility.

On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory Yull, as amended to date (the “Yull Agreement”). The Yull Agreement includes provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-compete covenants, and ownership of intellectual property, among other things. The non-compete and non-solicitation covenants survive for 12 months following termination of employment, provided, however, that in the event of a termination other than for cause or resignation for “good reason”, as described below, the covenants survive for 24 months following termination of employment. For this purpose, in summary, “good reason” means one or more of the following: (i) a material adverse change in Mr. Yull’s position, duties, authority, responsibilities or title, (ii) a reduction in Mr. Yull’s remuneration except as permitted under the Yull Agreement, (iii) relocation of Mr. Yull’s principal place of work by more than 30 miles, (iv) any breach by the Company of any material provision of the Yull Agreement, or (v) a purported termination by the Company or Mr. Yull’s employment other than as permitted by the Yull Agreement.

In the event the Company terminates Mr. Yull’s employment without “cause”, or Mr. Yull terminates his employment for “good reason” (except as otherwise summarized in the next paragraph), Mr. Yull shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. In addition, all unvested stock options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of 12 months. Mr. Yull shall also be entitled to participate, at active employee rates, in the benefits under the Company’s medical and dental benefit program for 24 months and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives for a period of 18 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest.

In the event that the Company terminates Mr. Yull’s employment without “cause” or Mr. Yull terminates his employment for “good reason” within two years of a “change of control”, then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to three times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull that would otherwise vest during the 36 months following the date of termination shall immediately vest and remain exercisable for a period of 36 months following the date of termination. Mr. Yull shall also be entitled to participate, at active employee rates, in the Company’s medical and dental benefit program for 36 months (or, if earlier, until such time as he reaches the age of eligibility for coverage under Medicare) and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives for a period of 36 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest. For any future CEO, it is the HRCC’s intention to recommend that the severance multiple referred to above be reduced to two times the sum of his or her annual base salary and the period of the benefits would be reduced to 24 months.

Under the Yull Agreement, in the event that Mr. Yull’s employment is terminated as a result of his Permanent Disability, as defined in the Yull Agreement, or death, he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred and all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of nine months following the date of termination for Permanent Disability or death.

Pursuant to a retirement agreement, dated August 10, 2017, amending and restating certain retirement benefit provisions in the Yull Agreement, unless terminated by the Company for “cause” (as defined in the Yull Agreement), he shall receive a monthly defined benefit supplemental pension for life in annual amount equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger, and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company, with such payments to begin at the later of retirement or age 60. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplemental pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death. The retirement benefits set forth above were vested upon the completion of five years of service.

On May 5, 2017, the Company entered into an Executive Employment Agreement with Jeffrey Crystal, which was amended on November 21, 2019 (the “Crystal Agreement”). On March 19, 2018, the Company entered into an Employment Agreement with Randi Booth, which was amended on October 25, 2019 (the “Booth Agreement”). The Crystal Agreement and Booth Agreement include provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-competition covenants, and ownership of intellectual property, among other things. The non-competition and non-solicitation covenants survive for 24 months following termination of employment.

In the event that Mr. Crystal’s employment is terminated by the Company other than for “cause” or in connection with a “change of control” (as defined in the Crystal Agreement), then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to one and a half times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.

Alternatively, if Mr. Crystal is involuntarily terminated or terminates his employment for “good reason” within six months of a “change of control”, then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, in such case, all of Mr. Crystal’s vested stock options shall remain exercisable for the remainder of their respective terms and unvested equity awards then held by Mr. Crystal shall vest in full. For this purpose, in summary, “good reason” means one or more of the following: (i) the Company’s failure to perform its obligations under the Crystal Agreement other than an isolated, insubstantial and inadvertent failure not occurring in bad faith, (ii) a material decrease in Mr. Crystal’s salary, benefits, authority, responsibilities, staff support, or a material negative and unreasonable change to Mr. Crystal’s job conditions, subject to certain exceptions, or (iii) the Company’s failure to obtain assumption of the Crystal Agreement by a successor or assignee of the Company.

In the event that Ms. Booth’s employment is terminated at any time by the Company other than for “cause”, including in connection with a “change of control” (as defined in the Booth Agreement), or Ms. Booth terminates her employment for “good reason” within six months of a “change of control”, then she shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Ms. Booth in the last two fiscal years and severance pay in an amount equal to one times her annual base salary. In addition, in such a case, all of Ms. Booth’s vested stock options shall remain exercisable for the remainder of their respective terms and unvested equity awards then held by Ms. Booth shall vest in full. For this purpose, in summary, “good reason” has the same meaning as set forth in the Crystal Agreement (but determined by reference to Ms. Booth and the Booth Agreement).

If Mr. Crystal or Ms. Booth are entitled to severance payments and elect continuation coverage of any Company medical insurance benefits, the Company will pay premiums to the plan(s) on their behalf for the duration of the period in which they are receiving severance payments.

Under the Crystal Agreement and the Booth Agreement, in the event that Mr. Crystal’s or Ms. Booth’s employment is terminated as a result of death or disability, they or their estate shall be entitled to receive a pro-rated performance bonus that they would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to them in the last two fiscal years.

The Company has entered into agreements with each of Randi Booth, Jeffrey Crystal, Silvano Iaboni, Douglas Nalette, Shawn Nelson, Mary-Beth Thompson and Joseph Tocci, that provide that if, following consummation of the Arrangement, his or her employment is terminated by the Company without “cause” or by the employee for “good reason” (as such terms are defined in such agreements) upon or within two years following completion of the Arrangement, the executive officer may, under certain circumstances, be entitled to receive a cash severance payment in an amount equal to two times the sum of (i) the executive officer’s 2022 base salary (or, if greater, the then-current annual base salary) and (ii) the executive officer’s 2022 target bonus (or, if greater, the then-current target annual bonus). Under the aforementioned agreements, the Company also agreed that, if the Arrangement is consummated, the Company will make each of the U.S. executives whole for any negative economic impact resulting from the application of Section 4999 of the Code. The foregoing severance arrangements are provided solely in respect of the Arrangement and supplement the existing severance arrangements by creating a floor for cash severance payments in connection with the Arrangement. Refer to the section “The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”.

The total potential change of control payments to the Company’s executives in the circumstances where they would be payable upon a termination or cessation of employment would be approximately C$21.6 million, representing approximately 0.83% of the Arrangement’s equity value (using the exchange rate for U.S. to Canadian dollars as at March 25, 2022).

An amount of C$18.4 million in payments would be made to officers and directors in connection with Options, the vesting of which is being accelerated as a result of the Arrangement, and an amount of C$47.3 million would be paid to officers and directors of the Company in settlement of DSUs, PSUs and RSUs, the vesting of which is being accelerated as a result of the Arrangement (using the exchange rate for U.S. to Canadian dollars as at March 25, 2022).

Refer to the section set out below under “Securities Authorized for Issuance Under Equity Compensation Plans” for termination clauses applicable to the PRSU Plan and the 2019 ESOP.

Estimated Termination Payments

The table below reflects incremental amounts or values, in addition to salary and performance bonuses that have already been earned, that would have been payable to or received by each NEO if their employment had been terminated on December 31, 2021 based on the terms described above:

		Severance	RSUs(1)	PSUs(1) (2)	Stock Options(3)	Other Payments(4)	Total
Name	Event	$	$	$	$	$	$
Gregory A.C. Yull	Termination by the Company other than for cause or resignation for good reason	4,832,004	—	—	7,850,937	59,530	12,742,471
	Termination by the Company other than for cause or resignation for good reason in connection with a change of control	7,248,006	2,827,489	6,057,603	7,850,937	89,295	24,073,330
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement (5)	7,248,006	3,206,876	11,224,146	15,208,763	89,295	36,977,086

		Severance	RSUs(1)	PSUs(1) (2)	Stock Options(3)	Other Payments(4)	Total
	No assumption of awards upon a change of control (6)	—	2,827,489	6,057,603	7,850,937	—	16,736,029
	Retirement	—	—	—	—	—	—
	Death or Permanent disability	—	2,827,489	6,057,603	7,850,937	—	16,736,029
Jeffrey Crystal	Termination by the Company other than for cause	1,616,787	—	—	—	38,167	1,654,954
	Termination by the Company other than for cause or resignation for good reason in connection with a change of control	2,155,716	649,706	1,391,893	1,844,849	50,890	6,093,054
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement (5)	2,155,716	736,939	2,579,253	3,608,845	50,890	9,131,643
	No assumption of awards upon a change of control (6)	—	649,706	1,391,893	1,844,849	—	3,886,448
	Retirement	—	—	—	—	—	—
	Death or Permanent disability	—	649,706	1,391,893	1,844,849	—	3,886,448
Randi M. Booth	Termination by the Company other than for cause	699,878	—	—	—	25,445	725,323
	Termination by the Company other than for cause or resignation for good reason in connection with a change of control	699,878	370,935	790,865	976,680	25,445	2,863,803
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement (5)	1,442,000	431,961	1,511,881	1,975,121	25,445	5,386,408
	No assumption of awards upon a change of control (6)	—	370,935	790,865	976,680	—	2,138,480
	Retirement	—	—	—	—	—	—
	Death or Permanent disability	—	370,935	790,865	976,680	—	2,138,480
Douglas Nalette	Termination by the Company other than for cause	—	—	—	—	—	—
	Termination by the Company other than for cause or resignation for good reason in connection with a change of control	411,966	354,556	758,086	976,680	15,030	2,516,318
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement (5)	1,441,881	406,578	1,422,991	1,935,924	—	5,207,374
	No assumption of awards upon a change of control (6)	—	354,556	758,086	976,680	—	2,089,322
	Retirement	—	289,019	627,033	976,680	—	1,892,732

		Severance	RSUs(1)	PSUs(1) (2)	Stock Options(3)	Other Payments(4)	Total
	Death or Permanent disability	—	354,556	758,086	976,680	—	2,089,322
Shawn Nelson	Termination by the Company other than for cause	—	—	—	—	—	—
	Termination by the Company other than for cause or resignation for good reason in connection with a change of control	390,116	354,556	758,086	976,680	29,762	2,509,200
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement (5)	1,365,405	406,578	1,422,991	1,935,924	—	5,130,898
	No assumption of awards upon a change of control (6)	—	354,556	758,086	976,680	—	2,089,322
	Retirement	—	—	—	—	—	—
	Death or Permanent disability	—	354,556	758,086	976,680	—	2,089,322

(1)

The value of the PSUs and RSUs is based on the five-day VWAP of Shares on the TSX on December 31, 2021 (being CDN$ 25.90, USD$ 20.21) except as indicated in note (5) below. Includes dividend equivalent amounts. Actual value will depend on the value of the Shares on the date of award settlement.

(2)

The value of the PSUs is based on the following performance adjustment factor assumptions: 127.1% for awards granted in 2019 and 100% for awards granted in 2020 and 2021 except as indicated in note (5) below.

(3)

The value of the stock options is calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2021 (being CDN$ 26.32, USD$ 20.59) and the exercise price of the stock options except as indicated in note (5) below. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.

(4)	Represents continuation of benefits, including medical, dental and other insurance benefits.
(5)

The value of the PSUs, RSUs and Options provided in connection with completion of the Arrangement has been determined based on the provisions of the Plan of Arrangement. For details on the Plan of Arrangement, refer to the section “The Arrangement – Arrangement Steps” and for details regarding the impact of the Arrangement on the awards held by all directors, executive officers and other insiders of the Company, refer to the section “Information Concerning the Company – Ownership of Securities”.

(6)

For stock options, the same amount would be payable in the event stock options are assumed in connection with a change of control by a company whose stock is not publicly traded on a North American stock exchange.

There would be nil incremental amounts payable to each NEO if their employment had been terminated for cause on December 31, 2021.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out certain details as of December 31, 2021 with respect to equity awards granted under the Company’s plans.

Plan category	Number of securities to be issued upon exercise of outstanding stock options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding stock options, warrants and rights (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (#) (excluding securities reflected in column (a)) (c)
ESOP	351,487	18.09	—	(1)
2019 ESOP	2,082,987	12.00	3,845,508	(2)
Equity compensation plans approved by security holders	2,434,474	12.88	3,845,508	(3)
Equity compensation plans not approved by security holders	—	—	—
Total	2,434,474	12.88	3,845,508	(3)

(1)	In accordance with the TSX rules, no further grants of stock options can be made under the ESOP since June 4, 2018, the date on which the ESOP lapsed.
(2)

As described below, the Company, upon recommendation by the HRCC, has decided not to submit the 2019 ESOP to a vote at the Meeting. As a result, no further options may be granted under the 2019 ESOP as and from June 6, 2022.

(3)	Number of securities to be issued upon exercise of outstanding stock options represents 4.1 percent of outstanding Shares as of December 31, 2021.

The annual burn rate of the 2019 ESOP is calculated by dividing the number of stock options granted under the respective plan during the fiscal year by the weighted average number of Shares outstanding during the fiscal year.

2019 ESOP	2021	2020	2019
Stock options granted	243,152	1,533,183	392,986
Burn rate	0.4%	2.6%	0.7%

ESOP

The Company adopted the ESOP in 1992, which was amended on several occasions before lapsing on June 4, 2018. The 351,487 Shares issuable upon the exercise of the stock options outstanding under the ESOP as of December 31, 2021, remain subject to the terms and conditions of the ESOP. The following is a description of certain features of the ESOP:

(a)

stock options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested stock options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)

if a stock option is to expire during a period when the optionee is prohibited by the Company from trading in the Shares pursuant to the policies of the Company (a “Blackout Period”), or within ten Business Days of the expiry of such Blackout Period, the term of such stock option will be automatically extended for a period of ten Business Days immediately following the end of the Blackout Period;

(c)

stock options that are granted to directors who are not executive officers of the Company vest as to 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of grant;

(d)

all other stock options granted vest as to one-fourth on each of the first, second, third and fourth anniversaries of the date of grant for stock options granted prior to June 11, 2014 and vest as to one-third on each of the first, second and third anniversaries of the date of grant for stock options granted on or after June 11, 2014;

(e)	stock options granted under the ESOP may not at any time be repriced;

(f)	stock options granted under the ESOP may not be assigned;

(g)

in the event that a bona fide offer to purchase all or part of the outstanding Shares is made to all Shareholders, notice thereof must be given by the Company to all optionees and all stock options will become immediately exercisable, but only to the extent necessary to enable optionees to tender their Shares should the optionee so desire; and

(h)	the ESOP does not provide for financial assistance from the Company to optionees.

2019 ESOP

On March 12, 2019, the Board of Directors adopted the 2019 ESOP, which was approved by Shareholders on June 6, 2019.

The purpose of the 2019 ESOP is to promote a proprietary interest in the Company among the executives, key employees and consultants of the Company, in order to both encourage such persons to further the development of the Company and assist the Company in attracting and retaining key personnel necessary for the Company’s long-term success. The Board of Directors designates from time to time those persons to whom stock options are to be granted and determines the number of Shares subject to such stock options. Generally, participation is limited to persons holding positions that can have an impact on the Company’s long-term results.

The following is a description of certain features of the 2019 ESOP. The following summary is qualified in its entirety by the actual text of the 2019 ESOP.

The 2019 ESOP allows for the grant of stock options to the employees and consultants of the Company. The 2019 ESOP does not allow for the grant of stock options to non-employee members of the Board of Directors. The Board of Directors is responsible for administering the 2019 ESOP, and the HRCC makes recommendations to the Board of Directors in respect of matters relating to the 2019 ESOP.

The Board of Directors, in its sole discretion, from time to time designates the employees or consultants to whom stock options shall be granted, the number of Shares to be covered by each stock option granted and the terms and conditions of such stock option.

The maximum number of Shares issuable under the 2019 ESOP cannot exceed 10% of the issued and outstanding Shares, as calculated on the date of grant of each stock option. The foregoing maximum does not include the stock options previously granted pursuant to the ESOP. All of the Shares covered by exercised, expired, cancelled or forfeited stock options granted under the 2019 ESOP become available Shares for the purposes of stock options that may be subsequently granted under the 2019 ESOP.

Any holder, at the time of the granting of the stock option, may hold more than one stock option. However, no holder can hold stock options under the 2019 ESOP to purchase Shares exceeding 5% of the number of Shares issued and outstanding from time to time. The number of Shares issuable to insiders of the Company, at any time, under the 2019 ESOP or any other security based compensation arrangement of the Company cannot exceed 10% of the Company’s total issued and outstanding Shares. In addition, the number of Shares issued to insiders of the Company, within any one-year period, under the 2019 ESOP or any other security based compensation arrangement of the Company cannot exceed 10% of the Company’s total issued and outstanding Shares.

The exercise price for each Share covered by a stock option shall be established by the Board at the time of grant, but shall not be less than the closing market price of the Shares on the TSX on the trading day immediately preceding the date of grant of the stock option. The Board of Directors has the discretion to determine the vesting schedule of the stock option and the Board shall have the full power and authority to accelerate the vesting or exercisability of all or any portion of any stock option. All stock options that have been granted under the 2019 ESOP vest one-third on each of the first, second and third anniversaries of the date of grant.

A stock option can be exercised after satisfaction of the vesting conditions, if any, established by the Board and terminates no later than ten years after the grant date of the stock option. The 2019 ESOP provides that the exercise period will automatically extend if the date on which a stock option is scheduled to terminate falls during a blackout period or within ten Business Days after the last day of a blackout period. In such cases, the extended exercise period will terminate ten Business Days after the last day of the blackout period, provided that the stock option will terminate earlier on the scheduled termination date if necessary for compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

The 2019 ESOP also provides that equitable adjustments, if any, will be made by the Board of Directors in connection with any reorganization, change in the number of issued and outstanding Shares by reason of stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, including adjustments to the kind of shares issuable under the 2019 ESOP, exercise price and/or the number or kind of shares to which a holder is entitled upon exercise of stock options.

The following table generally describes the impact of certain events upon the rights of holders of stock options under the 2019 ESOP. For purposes of the table below, in summary, “good reason” means one or more of the following: (i) material diminution of the optionee’s duties, authority or responsibility, (ii) a 5% or greater reduction in the optionee’s base salary, target bonus and target long-term incentive, or (iii) a 35-mile or more change in the geographic location of optionee’s primary work facility or location.

Event	Provisions
Resignation without good reason

Forfeiture of all unvested stock options

Exercise vested stock options before the earlier of (i) 90 days after termination, or (ii) the expiration of the stock option period

(or as otherwise expressly provided in an employment or consultant contract)

Termination for fraud or other serious misconduct	Immediate forfeiture of all vested and unvested stock options

Death, Retirement or permanent disability	Immediate vesting of all unvested stock options Exercise vested stock options before the earlier of (i) 365 days after event, or (ii) the expiration of the stock option period

Involuntary termination (other than for fraud or other serious misconduct) or Resignation for good reason (as defined in the 2019 ESOP), in each case, within 2 years of a change of control	Immediate vesting of all unvested stock options

Change of control (as defined in the 2019 ESOP)

As determined by the Company in its sole discretion:

(i) continuation of the stock option in accordance with its terms;

(ii) equitable assumption, conversion or exchange of stock options into or for stock options, rights or other securities in any entity participating in or resulting from a change of control;

(iii) cancellation or deemed exercise of stock options (whether vested or unvested) with fully vested payment to the holder of an amount per cancelled or deemed exercised stock option share (whether vested or unvested) equal to the positive difference between the per share change of control price and the applicable exercise price and taxes; and/or

(iv) cancellation without payment to the holder (with possibility to exercise all vested and unvested stock options for fully vested shares within 21 days prior to the change of control or such other reasonable period under the circumstances).

To the extent that (i) and/or (ii) applies to a stock option and such stock option will cease to cover securities listed on a North American stock exchange, the holder can exercise all vested and unvested stock options for fully vested shares within 21 days prior to the change of control or such other reasonable period under the circumstances.

The Board of Directors may amend the 2019 ESOP or any stock option at any time without the consent of the holders of stock options provided, that such amendment shall (i) not adversely alter or impair any stock option previously granted except as permitted by the terms of the 2019 ESOP, (ii) be subject to any required approval of any securities regulatory authority or the TSX, and (iii) be subject to Shareholder approval where required by law or the requirements of the TSX.

The Board of Directors is generally required to obtain Shareholder approval to make the following amendments:

•	a reduction in the exercise price of stock options or a cancellation and reissuance of stock options or other entitlements;

•

an extension of the maximum exercise period of a stock option beyond the maximum original expiry date established for such stock option at the time of grant (subject to the extension applicable in the event of a blackout period);

•	any amendment to remove or to exceed the limits on holdings by insiders;

•	an increase to the maximum number of Shares issuable under the 2019 ESOP;

•	any amendment to expand the definition of “Optionee” provided in the 2019 ESOP;

•	any amendment that would extend the term of a stock option granted to an insider for the purposes of the TSX Company Manual;

•	any amendment which would permit stock options granted under the 2019 ESOP to be transferable or assignable other than for normal estate settlement purposes; and

•	any amendment to the amendment provisions of the 2019 ESOP.

Stock options granted under the 2019 ESOP are not assignable or transferable other than by will or under the law of succession.

As of December 31, 2021, there were 2,082,987 stock options outstanding under the 2019 ESOP. Under the 2019 ESOP, there were 3,845,508 options available for grant, representing 6.5% of the issued and outstanding Shares as of March 11, 2022.

Under the rules of the TSX, a security-based compensation arrangement that does not have a fixed maximum number of shares issuable, like the 2019 ESOP, must, when initially put in place, receive Shareholders’ approval at a duly-called meeting, and all unallocated options are subject to ratification by Shareholders every three years thereafter. Although the unallocated options under the 2019 ESOP are subject to ratification this year, the Company, upon recommendation by the HRCC, has decided not to submit the matter to a vote at the Meeting. As a result, no further stock options may be granted under the 2019 ESOP as at and from June 6, 2022.

Performance and Restricted Share Unit Plan

The purpose of the PRSU Plan (formerly known as the Performance Share Unit Plan) is to provide executive officers and employees with a proprietary interest in the Company through the granting of PSUs and RSUs. The PRSU Plan is also intended to increase the interest in the Company’s welfare of those executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such executive officers and employees to continue their service to the Company and to provide a means through which the Company may attract able persons to accept employment.

On May 9, 2016, the Board of Directors amended the Performance Share Unit Plan (“PSU Plan”) to provide for accelerated vesting of PSUs on retirement of an executive officer or employee, subject to certain conditions, and upon the death or disability (as defined in the PSU plan) of the executive officer or employee, and to provide for the possibility of settling PSUs in cash, at the discretion of the Board of Directors. Under the policies of the TSX and the terms of the PSU Plan, the amendment was not subject to Shareholder approval.

On November 10, 2016, the Board of Directors adopted a “Supplement for U.S. Participants” to the PSU Plan for participants in the PSU Plan who are residents of the United States for tax purposes. The “Supplement for U.S. Participants” was not subject to Shareholder approval.

On February 17, 2017, the Board of Directors again amended the PSU Plan, to provide for cash only settlement of PSUs. Under the policies of the TSX and the terms of the PSU Plan, the amendment was not subject to Shareholder approval. All of the foregoing amendments to the PSU Plan were approved by the TSX.

On March 7, 2018, the Board of Directors approved the addition of RSUs as an available award type, thus renaming the plan the Amended and Restated Performance and Restricted Share Unit Plan.

On November 8, 2019, the Board of Directors again amended the PRSU Plan to require a one-year minimum vesting period for PSU and RSU awards granted thereunder, subject to certain exceptions.

The following is a summary of the material terms of the PRSU Plan and is subject to, and qualified by, the full text of the PRSU Plan.

The Board of Directors, in its sole discretion, may, from time to time, approve the grant of PSUs and RSUs to one or more executive officers or employees in respect of future services, the number of PSUs and RSUs to be granted and the terms and conditions of such PSUs and RSUs. Each grant will be evidenced by a grant letter from the Company addressed to the executive officer or employee, setting out the date of grant, the number of units granted, the performance objective(s) which must be attained in order for PSUs to be earned, any applicable reduction or increase in the number of PSUs depending on the level of attainment of the relevant performance objective(s), the vesting conditions, the settlement period, and any other terms and conditions applicable to such PSUs and RSUs.

For PSUs granted in March 2018 and 2019, the number of PSUs that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company’s ROIC Performance over the three-year performance measurement period as set out on the table below.

•	50% based on the Company’s TSR relative to the Peer Group over the three-year performance measurement period as set out on the table below.

For PSUs granted in March 2020 and 2021, the number of PSUs that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company’s ROIC Performance over the three-year performance measurement period as set out on the table below.

•	50% based on the Company’s TSR of which:

•	50% is based on the Company’s TSR ranking relative the Peer Group over the three-year performance measurement period as set out on the table below.

•	50% is based on the Company’s TSR ranking relative to the Index Group over the three-year performance measurement period as set out on the table below.

The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested (%)
1st Tier	0
2nd Tier	50
3rd Tier	100
4th Tier	150

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested (%)
Less than the 25th percentile	0
25th percentile	50
50th percentile	100
75th percentile	150
90th percentile or higher	200

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above is interpolated on a straight-line basis.

The level of attainment of the performance objective(s) and the number of PSUs earned and eligible to vest will be determined by the Board of Directors, from time to time. Upon such determination by the Board, the Company will deliver to the executive officer or employee a letter confirming the number of PSUs earned by the executive officer or employee. Any PSUs not earned in accordance with the foregoing will expire and the executive officer or employee will not have any rights or entitlements whatsoever in respect of any such PSUs.

Each grant of RSUs shall be evidenced by a Grant Letter from the Company addressed to the Participant setting out the date of grant, the number of RSUs granted, the vesting conditions, and any other terms and conditions applicable to such RSUs. The vesting of RSUs is determined by the Board of Directors, from time to time.

Once a PSU or RSU is earned and has vested in accordance with the grant letter and the PRSU Plan, it shall be settled during a period established by the Board of Directors in accordance with the grant letter (generally in the third calendar year following the calendar year of grant, subject to certain exceptions).

The Company will settle the PSUs or RSUs by delivering to the executive officer or employee an amount in cash equal to the value of the number of settled PSUs or RSUs based on a five-day VWAP of the Shares on the TSX, subject to statutory withholdings by the Company.

Additionally, upon settlement, the Company will make a lump-sum cash payment to an executive officer or employee, net of any withholdings, in an amount equal to the product that results from multiplying the number of settled PSUs and RSUs by the amount of cash dividends per Share declared and paid by the Company from the date of grant of the PSUs and RSUs to such executive officer or employee to the settlement date.

In the event of a “change of control” of the Company, as that term is defined in the PRSU Plan, all unvested PSUs and RSUs shall (i) either be assumed or continued by the successor entity or shall be replaced by or substituted for a new plan and new PSUs and RSUs of the successor entity with identical terms and conditions, subject to an equitable adjustment as set forth in the PRSU Plan, or (ii) if not assumed, continued, replaced, or substituted as contemplated in clause (i), the Board shall accelerate vesting of all unvested PSUs and RSUs, with effect as of the “change of control”, with, in the case of PSUs, the deemed attainment of 100% of the relevant performance objective(s) or such higher level of deemed attainment as is determined by the Board in its discretion. In the event a holder of PSUs or RSUs ceases to be an executive officer or employee of the Company as a result of termination without cause within one year following a “change of control”, all unvested PSUs and RSUs shall vest on the date that is his or her last day of work for the Company, with deemed attainment of 100% of the relevant performance objective(s) in the case of PSUs.

For awards granted after May 9, 2016, if an executive officer or employee ceases to be an executive officer or employee by reason of death or disability (as defined in the PRSU Plan), all unvested PSUs or RSUs held by the executive officer or employee as of his or her last working day, as defined by the PRSU Plan, shall automatically vest (with PSUs vesting at deemed goal achievement of 100%). Furthermore, if an executive officer or employee ceases to be an executive officer or employee by reason of retirement at age 59 and 1/2 or older and has completed at least five years of service with the Company, all unvested PSUs or RSUs which the executive officer or employee has held for at least one year as of the executive officer’s or employee’s last working day shall automatically vest, subject to the achievement of the applicable performance conditions in the case of PSUs. If, prior to the vesting date, a holder of PSUs or RSUs ceases to be an executive officer or employee of the Company for any other reason, including, without limitation, retirement (other than noted above), resignation, voluntarily departure, termination for cause or termination without cause (other than noted above regarding “change of control”), all unvested PSUs and RSUs shall be cancelled and be of no further force or effect whatsoever.

PSUs and RSUs may not be assigned or transferred, other than by will or the laws of succession.

As of December 31, 2021, there were 1,149,196 PSUs and 469,468 RSUs outstanding.

Deferred Share Unit Plan

On April 22, 2014, the Board of Directors adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the Shareholders of the Company in creating long-term Shareholder value. The DSU Plan is administered by the HRCC and authorizes the Company to award DSUs to any member of the Board of Directors of the Company who is not an executive officer or employee of the Company. Under the DSU Plan, each director may receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled, in cash only, when the director ceases to be a member of the Board of Directors of the Company.

The Board of Directors amended the DSU Plan on September 10, 2018 in order to provide that the participants in the DSU Plan be also entitled to a dividend equivalent payment, payable in additional DSUs equal to the amount of dividends paid on Shares to which the DSUs held by them relate. The Board of Directors again amended the DSU Plan on November 8, 2019 in order to, among other changes, change the grant date for annual grants of DSUs from June to immediately following the Meeting. Most recently, the Board of Directors amended the DSU Plan on December 7, 2020 to (i) align the annual grant date of DSUs with the grant date of annual equity awards to the Company’s executive officers, (ii) provide for annual meeting to annual meeting vesting of future DSU grants (with acceleration in the event of a Change in Control (as defined in the DSU Plan)), and (iii) allow participants to elect to receive settlement of their DSUs in the calendar year that their services end or in the following calendar year in accordance with, and to extent permitted by, applicable tax rules.

As of December 31, 2021, there were 454,095 DSUs outstanding.

2022 Long-Term Incentive Program Changes

The Board of Directors approved long-term incentive program changes effective January 1, 2022 for future grants, including:

•	modifying the incentive mix from 50% PSUs, 25% RSUs and 25% stock options to 60% PSUs and 40% RSUs;

•	increasing the PSU ROIC Performance adjustment factor maximum from 150% to 200%;

•	adjusting the PSU relative TSR performance adjustment factors such that the maximum is achieved at the 75th percentile instead of the 90th percentile; and

•	shifting RSU vesting from cliff to graded vesting with one-third vesting on each of the first, second and third anniversaries of the date of grant.

These changes were made to better align with market practices and to enhance the performance orientation of the program.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the executive officers, directors, employees or former executive officers, directors and employees of the Company and its subsidiaries as of March 25, 2022, owe any indebtedness to the Company and its subsidiaries, and no indebtedness of such persons to other entities was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Company, (ii) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, (iii) any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, voting securities of the Company or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution, and (iv) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Company’s knowledge, and except as described elsewhere in this Circular, no informed person or proposed director of the Company, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Company or any of its subsidiaries, or in any proposed transaction that could materially affect the Company or any of its subsidiaries, or in any matter to be acted upon at this Meeting.

SHAREHOLDER PROPOSALS

The CBCA provides that a Registered Shareholder or a Beneficial Shareholder that is entitled to vote at an annual meeting of the Company may submit to the Company notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Company must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Company will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Company at least 90 days before the anniversary date of the notice of meeting that was sent to the Shareholders in connection with the previous annual meeting of Shareholders of the Company. As the notice in connection with the Meeting is dated March 25, 2022, the deadline for submitting a Proposal to the Company in connection with the next annual meeting of Shareholders is December 25, 2022.

The foregoing is a summary only. Shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

ENVIRONMENTAL, SOCIAL & GOVERNANCE PRACTICES

The Company has embraced sustainability as a key strategy for achieving its vision and mission and as a primary driver to achieve operational excellence and do what is right for its employees and communities. The Company is committed to maximizing its positive impact on the environment and society as a whole, strengthening its sustainability performance over time and creating a diverse, global workforce that represents the communities in which it operates. The results of a materiality assessment with cross-functional leaders throughout the organization have informed the Company’s sustainability strategy, governance, and reporting.

The Company’s Board of Directors and management believe that the highest corporate governance standards are essential to effectively manage the Company and its economic, environmental, and social performance. The Board of Directors has a dedicated ESG Committee and the Company has formalized its sustainability management structure by introducing a Vice-President, Sustainability position reporting directly to the CFO to oversee the sustainability department.

Sustainability

Sustainability is a key strategy for the Company. The Company’s continuous improvement initiatives focus on a safe work environment, environmental stewardship, efficiency in raw material and energy usage, and good corporate citizenship forming the foundation for adopting the more holistic approach espoused by sustainability.

The ESG Committee of the Board provides governance and oversight with respect to ESG matters and works closely with management in setting the Company’s ESG strategy and sustainability program goals. These goals and commitments include:

•	75% of the products manufactured by the Company, by revenue, will be Cradle to Cradle Certified™ by 2025;

•	75% of packaging products manufactured by the Company, by revenue, will be recyclable, reusable, or compostable by 2025 and 100% by 2030;

•	50% of the energy used by the Company, at a minimum, will be renewable by 2030;

•	25% reduction in water withdrawal by 2030 (using 2019 as the baseline year);

•	25% reduction in energy intensity by 2030 (using 2019 as the baseline year);

•	30% reduction in CO2 emissions by 2030 (using 2019 as the baseline year);

•

committed to net-zero emissions by 2040 in line with the Climate Pledge, an initiative co-founded by Amazon and Global Optimism, as well as the Business Ambition for 1.5°C campaign by Science Based Targets initiative;

•	the Company’s workforce will be reflective of the demographics in the communities in which it operates by 2030; and

•	the top 200 people leaders at IPG will complete training and a management development program centered on inclusivity and diversity.

The Climate Pledge commitment includes:

•	measuring and reporting greenhouse gas emissions on a regular basis;

•

implementing decarbonization strategies in line with the Paris Agreement through real business changes and innovation, including efficiency improvements, use of renewable energy, material reductions and other carbon emission elimination strategies; and

•	neutralizing any remaining emissions with additional, quantifiable, real, permanent, and socially-beneficial offsets to achieve net-zero annual carbon emissions by 2040.

The sustainability department developed teams throughout the Company, called the Sustainable Value Network (“SVN”), to establish a framework to focus on sustainability throughout the business. The core SVN teams are as follows: product and material innovation, circular economy solutions, operational footprint and people and communities. The Company’s dedicated SVN teams have established benchmarks, set targets and developed data collection processes to measure the Company’s progress.

The Company published its Corporate Environmental Policy on its website at www.itape.com/sustainability. The policy applies to the organization’s activities, products and services worldwide. Leadership at the Company has committed to being environmental leaders by fulfilling the Company’s compliance obligations, enhancing environmental performance through continual improvement activities, prevention of pollution and meeting commitments made with organizations with which the Company engages. It is the responsibility of the Company’s employees to demonstrate excellence in environmental stewardship. Through the awareness, commitment and capability of its employees, the Company expects to successfully meet its stated environmental objectives. The Company also developed an Energy Policy and a Water Policy.

The Company adopted a Sustainable Product Design and Development Vision Statement, which places the precautionary principle as outlined in the United Nations Global Compact and the Cradle to Cradle® principles as central pillars to guide its aspirational sustainable product lifecycle goals. This vision commits the Company to eliminate the use of toxic substances from new and existing products and its manufacturing processes and incorporate recycled and renewable materials in product design and purchasing while maintaining product performance. At its core, the Company’s vision will allow it to apply “safe and circular” concepts to its design and development of its products.

On June 21, 2021, the Company issued its annual sustainability report ‘Our Circular Economy’ (the “Sustainability Report”), which provides an overview of the Company’s sustainability approach, its product and material innovation, the circular economy, its operational footprint and its progress in 2020 on sustainability initiatives as well as sustainability opportunities in the years ahead. The complete report is available on the Company’s website at www.itape.com/sustainability. Additional Company achievements in 2021 include:

•  Achieved Cradle to Cradle Certified™ Bronze level for Intertape® Acrylic Carton Sealing Tape and Intertape® Hot Melt Carton Sealing Tape.

•	Awarded the U.S. Environmental Protection Agency’s 2021 ENERGY STAR® Partner of the Year—Sustained Excellence(1) designation for the sixth consecutive year.

•	Achieved the U.S. Environmental Protection Agency’s ENERGY STAR® Challenge for Industry Award for the fifth time at the Carbondale, Illinois manufacturing facility.

•	Earned the U.S. Environmental Protection Agency’s 2021 ENERGY STAR® Award for superior energy performance at the Danville, Virginia regional distribution center.

•	Achieved ISO 50001 certification for the energy management system in place at the Danville, Virginia manufacturing facility and regional distribution center.

•

Partnered with the U.S. Department of Energy Better Buildings® Low Carbon Pilot, a two-year program designed to demonstrate real world successes in achieving low carbon emissions from building and manufacturing operations.

•

Partnered with the Sustainable Packaging Coalition and How2Recycle® program in an effort to ensure recycling instructions are communicated to customers in the most effective manner. As a result of this collaboration, StretchFLEX® and SuperFLEX® stretch films are store drop-off recyclable per the How2Recycle® guidelines.

•	Achieved Cradle to Cradle Certified™ Silver level for Curby® Mailer HD and the Curby® Cushioning Solutions family of products.

•	Supported customer sustainability initiatives with cradle-to-cradle certification of private label water-activated tape.

•

Submitted its first report to CDP Climate and received a B score, which is above the industry average, on the comprehensiveness of disclosure, awareness and management of environmental risks and best practices associated with environmental leadership.

•

Signed the CEO Water Mandate making an aspirational pledge to advance water stewardship across six commitment areas including direct operations, public policy and transparency, and to submit annual progress reports.

(1)

ENERGY STAR® is the U.S. government-backed symbol for energy efficiency, providing information that consumers and businesses rely on to make well-informed decisions. Industrial, commercial, utility, state, and local organizations partner with the U.S. Environmental Protection Agency (“EPA”) to deliver cost-saving energy efficiency solutions that improve air quality and protect the climate. The ENERGY STAR Partner of the Year Award distinguishes corporate energy management programs. It is the highest level of EPA recognition. Partners must perform at a superior level of energy management and meet the following criteria: demonstrate best practices across the organization; prove organization-wide energy savings; and participate actively and communicate the benefits of ENERGY STAR. The ENERGY STAR Sustained Excellence Award recognizes organizations that have consistently earned Partner of the Year for several years in a row. Annual achievements must continue to surpass those in previous years. Sustained Excellence is presented to a partner at the EPA’s discretion.

Human Capital Management

The Sustainability Report also provides an overview of the Company’s commitment to people and communities including to worker safety, employee experience, inclusion and diversity, human rights and labor standards, supply chain management, community stewardship, stakeholder engagement, partnerships and collaborations and governance.

Worker Safety

At the heart of the Company’s corporate values is its commitment to people. Providing a safe work environment is a top priority, and each employee shares the responsibility for maintaining a safe and healthy workplace. The Company continues to implement engineering controls, increase training, modify work instructions and procedures, or shift to less manual tasks to address work-related hazard risks. The Company’s safety programs, grounded by its Corporate Health and Safety Policy, encourage employees to identify, correct, and report hazardous conditions or situations and every employee is empowered to stop work if necessary.

With respect to COVID-19, the Company implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers and other stakeholders. The Company instituted paid leave for all U.S. employees for certain COVID-19-related reasons, implemented remote work practices where possible, and added significant safety protocols for those needing to be on site at manufacturing facilities. The Company’s COVID-19 safety practices can be grouped into four main areas:

•	PROACTIVE COMMUNICATION: Portal to facilitate communication, including weekly COVID-19 updates for Operations Managers and town halls for all staff conducted by IPG’s senior management.

•

PREVENTION: Cleaning and sanitization processes, including disinfection using UVC light and ozone to sanitize areas and objects; social distancing, including camera monitoring to assess social distancing performance and wearables to alert workers when the adequate distance is not maintained and to help with contract tracking if needed; mandatory mask requirement; remote working; physical barriers; touchless entry and exit, and temperature monitoring; and thank you bonuses for employees electing to receive the vaccination.

•	RESPONSE PLAN: Incident response and ‘ready-to-go’ resources, including cleaning kits.

•

BEST PRACTICE SHARING AND TECHNOLOGY: Knowledge transfer across locations managed by a dedicated corporate team, including a COVID-19 Best Practice Matrix, as well as the evaluation of technologies to manage risk and automate processes.

Ethical Business Conduct and Human Rights Policy

The Company’s Code of Business Conduct and Ethics (“Code of Conduct”) applies to each of the Company’s directors, officers and employees. A copy of the Code of Conduct is available under the Company’s profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov.

All directors, officers and employees of the Company are strongly encouraged to discuss all issues with appropriate personnel at the Company in cases in which they suspect that a potential breach of the Code of Conduct may have occurred. Any material waiver of a provision of the Code of Conduct for executive officers or directors of the Company may be made only by the Board of Directors or a committee thereof and will be promptly disclosed as required by law or by the regulations of the TSX. To the knowledge of the directors and officers of the Company, there has not been any material instance of departure from the Code of Conduct within the last twelve months. Persons who violate the standards set out in the Code of Conduct may be subject to disciplinary action. No requests for waivers with respect to the Code of Conduct were brought to the Board of Directors during the last fiscal year. Therefore, no material change report pertaining to any conduct of a director or executive that constitutes a departure from the Code of Conduct was filed.

The Code of Conduct covers a variety of subject matters that are related to proper business conduct and ethics, including conflicts of interest, discrimination and harassment in the work place, the health and safety of employees, confidentiality obligations and insider-trading prohibitions. Compliance with these subject matters is ultimately monitored by management and the Board and its committees in different ways depending on the specific matter in question. Management responds to suggestions on enhancements made to management’s processes by the ESG Committee.

The Code of Conduct is provided to employees of the Company when their employment commences and an acknowledgement is required at such time. In addition, the Company uses a third party to provide Code of Conduct training for each new salaried employee with retraining and acknowledgement every three years.

The Code of Conduct is provided to each director and officer of the Company at the time of their election or appointment. At the direction of the Board of Directors, the Company instituted an annual acknowledgment process for board members, senior leadership, operations managers, human resource leaders and certain other employees in management positions.

The Company follows regular trading black-out periods each financial quarter, as set out in the Company’s Insider Trading Policy, and communicates the start and end of each period to the Company’s personnel in writing at the designated time. Members of the Board of Directors may be involved when a decision has to be made as to whether an additional trading black-out period is warranted in the event that certain material information may be accessible by the Company’s personnel prior to its disclosure to the public.

The Company’s supervisors and managers are responsible for regularly monitoring matters such as discrimination and harassment and the health and safety of employees. These managers prepare written reports dealing with such matters on a regular basis. The reports are then reviewed by members of senior management, who are responsible for bringing any specific concerns to the attention of the Board of Directors.

The Code of Conduct sets out that employees are to discuss any compliance matters or concerns with a supervisor or manager, human resources, the Company’s legal department, or through the IPG Business Conduct and Ethics Hotline. The Company’s supervisors, managers and internal and external legal counsel have access to the Board of Directors as may be appropriate or required.

Under the CBCA, the Company’s governing statute, a director or officer of the Company must disclose to the Company, in writing or by requesting that it be entered in the minutes of meetings of the Board of Directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the CBCA, the director cannot vote on any resolution to approve the contract or transaction.

Further, it is the policy of the Company that an interested director or officer recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

The Code of Conduct contains the “Whistle Blower Policy and Procedures”, the purpose of which is to provide an anonymous method for employees to report any violations of securities and other laws to which the Company is subject, improprieties and fraudulent acts relating to the Company’s business practices, including its corporate disclosure and reporting, financial statements, accounting systems and internal controls as well as violations of the Company’s Code of Conduct, without fear of retaliation against good-faith whistleblowers. Herein, the Company has set out the responsibility of the Audit Committee to investigate and act on complaints and concerns of wrong doing.

The Company also has in place a Human Rights Policy which outlines the Company’s principles with respect to rights of workers, equality of opportunity, relationships with indigenous peoples and other matters. The Human Rights Policy is available on the Company’s website in the Investor Relations section under the heading “Corporate Governance – Governance Documents”.

Inclusion & Diversity

IPG Commitment to Inclusion & Diversity

At the heart of our corporate values is our commitment to people. Our values of Passion, Integrity, Performance and Teamwork are built on a society of diverse individuals who allow those same values to come to life. It is this broadly diverse group of people that make the company’s high achieving capabilities a reality. IPG cherishes its “people centric” past and recognizes that it is our people that allow for continued growth.

We believe that diversity enriches our performance and products, the communities in which we live and work, and the lives of our employees. Our commitment to diversity is about each person coming to terms with his or her attitudes, beliefs and expectations about others and gaining comfort with our differences. As our workforce evolves to reflect the growing diversity in our communities and global marketplace, so will our efforts to understand, value and incorporate those differences into our culture. By valuing these differences, we demonstrate our commitment to treating everyone with respect, dignity and fairness.

At IPG, one of our competitive advantages is our effectiveness at utilizing the talents of employees of different backgrounds, experiences and perspectives. We recognize that a diverse, empowered workforce represents a meaningful reflection of today’s societal norms and is essential in creating a pleasant and productive work environment. IPG employees expect the highest levels of performance and integrity from themselves. We not only embrace diversity, but we actively strive to incorporate it into the fabric of our organization.

We know our diverse workforce makes us stronger. All IPG employees must foster and develop a respectful and equitable work environment that allows room for individuals of varying walks of life to feel welcome, safe and appreciated. Ultimately, we are confident in our future because of the contributions of our diverse workforce and our commitment to Passion, Integrity, Performance, and Teamwork.

In 2021, the Company signed the CEO Action for Diversity & Inclusion pledge. This commitment is to the following four goals believed to be a catalyst for further conversations and actions around diversity and inclusion in the workplace:

•  cultivate workplaces that support open dialogue on complex, and sometimes difficult, conversations about diversity and inclusion;

•  share best known actions across different areas of diversity to advance the issue within the business community;

•  implement unconscious bias education within the Company and mentor leaders so they can effectively implement this education; and

•  create and share strategic inclusion and diversity plans with the ESG Committee and Board of Directors.

In accordance with the commitment above, in 2021, the Board of Directors, senior leadership, human resources and certain other employees received an unconscious bias training program hosted by Ascension Worldwide, LLC. Additional training is planned for 2022.

Policies Regarding the Representation of Women on the Board

On August 10, 2018, the Board of Directors adopted a written Diversity Policy (the “Diversity Policy”), which sets forth the Company’s approach to achieving and maintaining diversity on the Board of Directors. The Company believes in diversity and values the benefits that diversity can bring to its Board of Directors. Diversity includes, but is not limited to, business experience, geography, age, gender, ethnicity, disability and aboriginal status. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board of Directors, the Company considers candidates on merit against objective criteria having due regard to the benefits of a diverse and inclusive culture, which aims to solicit multiple perspectives and views and be free of conscious or unconscious bias and discrimination, and the needs of the Board of Directors, in accordance with the current Diversity Policy. The Company periodically assesses the expertise, experience, skills and backgrounds of its directors, individually and collectively, including the extent to which the current composition of the Board of Directors reflects a diverse mix of knowledge, experience, skills and backgrounds, including an appropriate number of women.

The complete text of the Board Diversity Policy is available on the Company’s website at www.itape.com under “Investor Relations - Corporate Governance - Governance Documents”.

Any search firm engaged to assist the Board of Directors or a committee of the Board of Directors in identifying candidates for appointment as director will be specifically directed to include diverse candidates generally, and multiple women candidates in particular.

The Board of Directors reviews the Diversity Policy annually and assesses its effectiveness in promoting a diverse Board which includes an appropriate number of directors that are women.

Consideration of the Representation of Women in the Director Identification and Selection Process and Executive Officer Appointments

When the Board of Directors and management select candidates for director and executive officer positions, respectively, they consider not only the qualifications, personal qualities, business background and experience of the candidates, they also consider the composition of the group of nominees, to best bring together a selection of candidates allowing the Board of Directors and the Company’s management team to perform efficiently and act in the best interest of the Company and its stakeholders. The Company is aware of the benefits of diversity both on the Board and at the executive level, and therefore the level of representation of women is one factor taken into consideration during the search process to fill director positions and leadership roles within the Company.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has set a target for women in Board positions and has a goal of attaining a Board composition in which at least 30% of the directors are women by December 31, 2022. The Company has not adopted a target for the representation of women in executive officer positions.

Number of Women on the Board and in Executive Officer Positions

In 2021 and as of March 25, 2022, there are three women on the Board of Directors of the Company and two women serving as executive officers of the Company, including its major subsidiaries, as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices.

	Number	Percent	Target
Women in Board positions	3	27.3%	30.0%
Women in Executive Officer positions	2	25.0%	N/A

Upon the retirement of Mr. Beil from the Board of Directors, 30% of the Board of Directors will be women.

Policies Regarding the Representation of Minorities on the Board and in Executive Officer Positions

The Company recognizes the value of diversity in its Board of Directors and executive team in terms not only of gender but the general background of candidates. While the Company has not, to date, adopted specific policies or targets regarding visible minorities, persons with disabilities and aboriginal persons in executive officer positions or as members of the Board of Directors, the background of candidates, as it relates to the Company’s goal to have diverse perspectives, is taken into account in recruiting and hiring efforts. To this regard, search firms engaged are specifically directed to include diverse candidates in general, and multiple women candidates specifically. In 2021, and as of March 25, 2022, there are no indigenous peoples, members of visible minorities or persons with disabilities on the Board of Directors or serving as executive officers of the Company, including its major subsidiaries.

The complete text of the Board Diversity Policy is available on the Company’s website at www.itape.com under “Investor Relations - Corporate Governance - Governance Documents”.

ESG Committee

The Board of Directors receives an environmental and safety update from the ESG Committee at each board meeting. The Board of Directors has mandated the ESG Committee to provide governance and oversight with respect to ESG matters, including: health, safety, environmental, social, sustainability, climate-related matters, corporate governance and other human capital matters. The members of the ESG Committee for the fiscal year ended December 31, 2021 were Mary Pat Salomone (chair), Jane Craighead and Dahra Granovsky.

The charter of the ESG Committee is available on the Company’s website at www.itape.com under “Investor Relations—Corporate Governance - Committee Charters” and states that the committee will inter alia:

(i)	Oversee management in setting the Company’s general strategy with respect to ESG matters;

(ii)	Review and provide guidance on the Company’s sustainability program and goals and the progress in achieving such goals;

(iii)	Provide oversight on the Company’s public disclosure of ESG matters, including any sustainability reports;

(iv)	Monitor risks and trends in respect of ESG matters that could significantly impact the Company’s ability to create long-term value;

(v)	Oversee management in reviewing and complying with any applicable legislation, regulatory rules and regulatory guidance changes with respect to ESG matters;

(vi)

Review and monitor actions and initiatives taken to prevent, mitigate and manage risks related to ESG matters, which may have a materially adverse impact on the Company or is otherwise pertinent to its stakeholders;

(vii)	Review and monitor health and safety prevention strategies as well as safety incidents on a quarterly basis;

(viii)	Review and monitor the Company’s environmental compliance programs;

(ix)	Review and monitor any significant examination or audit by external auditors, regulatory and key ESG rating agencies on ESG matters;

(x)

Review and monitor the Company’s corporate governance practices and monitor the Company’s corporate governance policies and suggest any changes necessary to the Board on an annual basis, including, but not limited to, oversight of the Directors’ skills matrix;

(xi)	Provide oversight of the Company’s engagement efforts with stockholders and other key stakeholders (including non-governmental organizations and key ESG rating agencies) related to ESG matters;

(xii)	Review the Company’s human capital initiatives such as commitment to diversity and any goals related thereto as well as employee engagement initiatives;

(xiii)	Review annual charitable contributions, political contributions and social investments of the Company;

(xiv)	Oversee any policies and processes related to director education and director onboarding; and

(xv)	Report the results or findings of the Committee’s reviews and assessments on ESG matters to the Board.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that a focus on corporate governance is essential in the effective management of the Company as well as in the Company’s ability to build sustainable worth for its customers, business partners, employees and investors. The Board of Directors is committed to maintaining a high standard of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

The Company is a Canadian reporting issuer and the Shares of the Company are listed and posted for trading on the TSX. The Company’s corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators as set out in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). Further, the Company’s governance practices also comply with the governance rules of the SEC applicable to foreign private issuers and those mandated by the United States Sarbanes-Oxley Act of 2002.

The CSA Guidelines set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The Company’s corporate governance practices are substantially in alignment with the CSA Guidelines. In accordance with the CSA Guidelines, the Company discloses, on an annual basis and in prescribed form, the corporate governance practices that it has adopted.

Pursuant to its mandate, the Board of Directors supervises the management of the business and affairs of the Company, including the development of major policy and strategy and the identification of the risks of the Company’s business and implementation of the appropriate systems to manage these risks. The Board of Directors has explicitly assumed responsibility for the stewardship of the Company and has adopted a formal mandate setting out its stewardship responsibilities. The Board of Directors discharges its responsibilities either directly or through its committees.

In regards to the identification and management of risk, the Board of Directors oversees the Company’s risk profile and management’s processes for assessing and managing risk, both as a whole and through its committees. The Company’s approach to risk is through an established enterprise risk management program including identification through a collective, consolidated survey process with the Board of Directors and managements input, prioritization of those risks, and mitigation to support the Company’s strategy. The Board of Directors receives risk reports annually with additional updates quarterly at a more detailed level. In addition, the Board of Directors delegates certain risk management oversight responsibilities to its committees including the Audit Committee and ESG Committee. Among others, the Board considers and discusses risks such as: trends in the costs of raw materials and commodities; fluctuations in interest rates and foreign exchange rates; environmental and safety issues; cyber security; availability of capital; tax implications; execution by the Company of its capital expenditure projects; business continuity; and integration of businesses acquired by the Company. Many of the risks considered and discussed by the Board are set out in the Company’s Management’s Discussion and Analysis for the 2021 fiscal year and in the section entitled “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, both of which are available under the Company’s profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov.

The Board of Directors has established five committees, namely the Audit Committee, HRCC, Nominating Committee, Executive Committee and ESG Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Board of Directors has adopted a formal mandate for each committee. The Board of Directors has developed a description of the role and responsibilities for each of the Chair of the Board, the Lead Director, where applicable, the Chair of each committee of the Board of Directors and the CEO.

The Company has adopted a Code of Conduct and Business Ethics to which all directors, management personnel and employees of the Company are expected to adhere. A copy of the Code of Conduct and Business Ethics is available under the Company’s profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov.

The following discloses the Company’s current governance practices in accordance with the CSA Guidelines.

Board of Directors

The Company complies with the CSA Guidelines which set out that a majority of the directors of the Company must be independent.

According to section 1.4 of National Instrument 52 – 110 Audit Committees, a director is independent if he or she has no direct or indirect material relationship with the Company, which includes a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the director’s independent judgment. After having examined the role and relationships of each of the directors and based on information provided by the directors as to their individual circumstances, the Board of Directors has established that eight of the ten directors proposed as nominees by the Company for election as directors, meaning 80%, are independent of the Company, as of the date hereof, namely:

•	Chris Cawston

•	Jane Craighead

•	Frank Di Tomaso

•	Robert Foster

•	Dahra Granovsky

•	James Pantelidis

•	Jorge Quintas

•	Mary Pat Salomone

This determination was made based on all relevant factors, including the following, whether:

(i)

the director is, or has been within the last three years, an employee or executive officer of the Company or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Company or a subsidiary;

(ii)

the director is a current partner or employee of a firm that is the Company’s internal or external auditor, or was within the last three years, a partner or employee of that firm and personally worked on the Company’s audit within that time;

(iii)

an immediate family member of the director is a current partner of a firm that is the Company’s internal or external auditor, or is a current employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was, within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(iv)

the director, or an immediate family member of the director, is or has been within the last three years, an executive officer of an entity on which any of the Company’s current executive officers serve or served at that time on the entity’s compensation committee; or

(v)

the director or an immediate family member of the director who is employed as an executive officer of the Company has received, during any twelve-month period within the last three years, more than $75,000 in direct compensation from the Company, other than (a) director and committee fees, (b) pension or other forms of deferred compensation for prior service provided, that such compensation is not contingent in any way on continued service, and (c) compensation for previously acting as an interim chief executive officer of the Company or previously acting as a Chair of the Board of Directors on a part-time basis.

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

After having examined the role and relationships of each director, the Nominating Committee has established that, of the ten directors nominated to sit on the Board of Directors, the following two directors are not independent from the Company, namely:

•	Gregory Yull, who is the CEO of the Company; and

•	Melbourne Yull, whose “immediate family member” (Gregory Yull) is CEO of the Company.

In addition, during the fiscal year ended December 31, 2021, all of the members of each of the Audit Committee, HRCC, Nominating Committee and ESG Committee were independent directors. At December 31, 2021, the members of the Audit Committee were: Chris Cawston (chair), Frank Di Tomaso, Robert Foster, and Mary Pat Salomone; the members of the HRCC were: Jane Craighead (chair), Robert Beil, Robert Foster, Dahra Granovsky and Jorge Quintas; the members of the Nominating Committee were: James Pantelidis (chair), Robert Beil, Jane Craighead and Frank Di Tomaso; and the members of the ESG Committee were Mary Pat Salomone (chair), Dahra Granovsky and Jane Craighead. If necessary, the independent members of the Board of Directors can meet without the presence of the non-independent directors.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
Frank Di Tomaso	Birks Group Inc.
Canada Computational Unlimited Corp.
Dahra Granovsky	Hammond Power Solutions
Velan Inc.
James Pantelidis	Parkland Corporation
Mary Pat Salomone	TC Energy Corporation
Jane Craighead	Crombie Real Estate Investment Trust
Wajax Corporation
Telesat Corporation

James Pantelidis, Chair of the Board of Directors, is an independent director. The positions of Chair of the Board of Directors and CEO are split. The Board of Directors believes that separating the roles of Chair of the Board of Directors and CEO allows the Board of Directors to more effectively oversee management, enhance accountability and avoid potential conflicts of interest.

The Board of Directors uses electronic board books. This allows information to be disseminated effectively and allows the Board of Directors to conduct its business efficiently. The use of electronic board books also reduces the use of paper by the Board of Directors, which also has the corollary benefit of reducing costs and is consistent with the Company’s dedication to be an environmental leader.

Board Mandate

The Board of Directors has approved its written mandate. The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company, including the development of major policies and strategies and the identification of the risks of the Company’s business and the implementation of the appropriate systems to manage these risks. The complete text of the mandate of the Board of Directors is available on the Company’s website at www.itape.com under “Investor Relations – Corporate Governance – Governance Documents”.

Position Descriptions

The Board of Directors has developed a description of the role and responsibilities of the Chair of the Board of Directors, the Chair of each committee of the Board of Directors and the CEO.

The description of the role and responsibilities of the Chair of the Board of Directors was approved by the Board of Directors. The description of the role and responsibilities of the Chair of the Board of Directors establishes that the Chair of the Board of Directors provides leadership and develops guiding principles for the Board of Directors and represents the Board of Directors with the Shareholders at the annual meeting of Shareholders. The Chair of the Board of Directors also sets the agenda for meetings of the Board of Directors, chairs meetings of the Board of Directors, oversees its effectiveness, ensures that it meets its obligations and responsibilities, ensures that board members receive clear information on a timely basis and ensures that the performance of the Board of Directors is assessed on a regular basis. In addition, the Chair of the Board of Directors supervises the chairs of the committees.

Descriptions of the role and responsibilities of the chairs of the Audit Committee, the HRCC, the Nominating Committee and the ESG Committee were approved by the Board of Directors. They provide, among other things, that the chair of each committee sets the agenda and chairs committee meetings and reports regularly to the Board of Directors.

A description of the role and responsibilities of the CEO was approved by the Board of Directors. The Board of Directors also determines with the CEO his or her priorities and responsibilities. The description provides that the CEO is ultimately responsible for directing the business and affairs of the Company, setting objectives and providing strategic directions to the management of the Company so that the Company may achieve expected results. He or she is responsible for: (i) directing the objectives, policies and operating plans consistent with the Board of Directors’ mandate, (ii) fostering a corporate culture that promotes integrity and ethical conduct and responsibility, (iii) monitoring the Company’s compliance with current regulatory and disclosure rules, (iv) evaluating performance of senior management and developing and retaining personnel in order to provide for the future management of the Company, and (v) building the Company’s profile with the public and with investor communities and ensuring that the appropriate information and disclosure are being provided to the Shareholders of the Company.

The position descriptions of the Chair of the Board of Directors and of the CEO are available on the Company’s website.

Executive Succession Planning

The Board is committed to positioning the Company for further growth and successful execution of its long-term strategy through ongoing talent management and succession planning for the CEO and other executive management positions. The Board has given the HRCC the mandate, as set forth in its charter, to review the organizational structure and the succession planning program with respect to key executives, and to oversee talent development. In fulfilling these responsibilities, the Board and HRCC review and discuss the succession plans developed for the CEO and other executive management positions. This formal annual process includes a presentation of each NEO position and potential successors, successor level of readiness and development plans, a discussion on short, medium and long term plans, including contingency plans, to address any gaps that are identified in this process, and other succession planning activity updates. The Board and HRCC also discuss the Company’s talent management practices overall to ensure they are robust and effective in identifying future leaders and key talent, and reward, retain, develop and promote high-performing employees throughout the organization accordingly.

The Company has engaged third party consultants to work with senior leaders globally on team and leadership development. Leadership development may or may not follow an individualized approach and is made available to executive management through various vehicles including third party programs, executive coaching, 360 degree feedback and talent review processes, and cross-functional experience or similar assignment to expose them to diverse operations within the Company.

Leadership development updates are presented to the HRCC throughout the year. Additionally, throughout the year, the Board engages with key talent through formal board presentations and informal events. Overall, the Board is satisfied that the Company has appropriate succession plans in place addressing key positions within the Company, including the CEO, as well as a talent development program which supports the Company’s succession planning objectives more generally.

Orientation and Continuing Education

The Board recognizes the importance of ongoing education for directors. Directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company encourages directors to attend appropriate continuing education programs and will contribute to the cost of attending such programs. As well, written materials likely to be of interest to directors that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors. Furthermore, the Company also believes that serving on other corporate and not for profit boards is a valuable source of ongoing education. In 2021, the Company joined the Institute of Corporate Directors (“ICD”), a community for board directors in Canada with over 15,000 members committed to professional growth. Membership with the ICD provides education and networking opportunities as well as other board resources to the Board of Directors. Directors’ continuing education during 2021 included the following:

Topic	Presented/Hosted By	Attended On	Attended By
Unconscious bias	Ascension Worldwide LLC	December 3, 2021	All directors except Mr. Beil

Sustainability	Management	December 9, 2021	All directors

Upon a director’s election or appointment to the Board of Directors, the director receives all of the various corporate governance documents that have been adopted by the Company. Additionally, the director participates in meetings with members of management of the Company, is given a tour of certain of the Company’s operational facilities and is briefed on the strategic policies and strategic direction of the Company, all of which is designed with a view to familiarize new directors with the Company, its management structures and operations, and key legal, financial and operational issues.

New directors are also provided with information regarding corporate governance and structure and procedures of the Board of Directors and any committee on which the director will serve.

Upon joining the Board of Directors, a new director will have multiple one-on-one sessions with the Chair and the CEO to discuss the function of the Board of Directors and the nature of the Company’s business activities. Individual meetings will also be scheduled with executive management to educate new directors in more detail with respect to the Company’s operations. A secure website is also available to directors, where they have access to important Board of Directors’ materials, including board books, charters, guidelines and codes.

The Company has developed an orientation program for new directors. The main objective of the orientation program is to offer for each new director the opportunity to learn the business of the Company and for each director to better understand the challenges to which the Company is exposed. This education program is addressed, inter alia, to new directors to inform them as to the role of the Board of Directors, its committees and its directors, the nature and functioning of the Company, and the operations and management of the Company. Each director receives a Director Information Handbook that is regularly updated. The Director Information Handbook contains material pertinent to the affairs of the Company, including the mandate of the Board of Directors and its committees, descriptions of the role and responsibilities of each committee chair and of the Chair of the Board of Directors, details of directors’ compensation, details regarding the directors’ liability insurance, the role and responsibilities of the President and CEO, the Company’s Code of Conduct and its policies.

The Company relies on the fact that each director has had considerable prior corporate experience and that each director has the necessary expertise to serve as an effective director of the Company. Various members of senior management of the Company report to the Board of Directors on an informal and formal basis regularly in order to keep the directors up-to-date on various matters concerning the business and affairs of the Company. Counsel to the Company in both the United States and Canada are also available to advise the Board of Directors on new developments in relevant areas of the law.

Shareholder Engagement

The Board believes in the importance of open and constructive dialogue with Shareholders.

On an annual basis, the Company holds an advisory vote on executive compensation as a way to engage regularly with Shareholders on this important matter.

The CEO and CFO regularly communicate with Shareholders through investor presentations, road shows and direct calls that occur throughout the year and foster open dialogue (in a Regulation FD-compliant manner) about business strategy, sustainability efforts and other matters. The CEO and CFO share feedback received in these forums with the Board and together with the outcome of future say on pay advisory votes consider the feedback received when evaluating their approach to corporate governance and compensation decisions.

The Board is willing to engage with Shareholders directly and encourages Shareholders, employees and others to communicate directly with the Board by contacting the Chair of the Board:

Attention: Chair of the Board of Intertape Polymer Group Inc.

800 Place Victoria, Suite 3500

Montreal, Québec H4Z 1E9

c/o Fasken Martineau Dumoulin LLP

e-mail: jpanteli@itape.com

cc: rbooth@itape.com

The Chair of the Board will always try to respond in a timely manner with support from the Corporate Secretary, and will review all meeting requests and consult with the CEO and Corporate Secretary as appropriate. Any meetings with Shareholders or other stakeholders must respect the terms of our disclosure policy, which is Regulation FD compliant.

Nomination of Directors

The Nominating Committee regularly considers the composition of the Board of Directors. The key considerations are to balance the need for board refreshment to bring in new perspectives and the belief that longer-tenure directors possess institutional knowledge, each of which is critical to the success of our Board and the long-term interests of our Shareholders. As a result, in November 2018, the Company formalized its board tenure policy. See section entitled “Board Tenure Policy” below.

The Nominating Committee identifies and recommends to the Board of Directors, when appropriate, skill sets and individuals who could add value to the Board of Directors. If the Board of Directors determines that new candidates for Board nomination are advisable, the process by which the Board of Directors identifies new candidates for Board nomination will begin with the approval by the Board of Directors of an outline of the skill-set and background which are desired in a new candidate. Board members and management will have an opportunity to suggest candidates for consideration. A search firm may be employed. Prospective candidates will be interviewed by the Chair and other members of the Board of Directors on an ad hoc basis. An invitation to join the Board of Directors will be extended only after the Board of Directors has reached a consensus on the appropriateness of the candidate.

The members of the Nominating Committee are James Pantelidis (chair), Robert Beil, Jane Craighead and Frank Di Tomaso. The Nominating Committee is composed entirely of independent directors, as is a majority of the members of the Board of Directors, ensuring any candidate recommended to the Board of Directors by the Nominating Committee is approved by independent members of the Nominating Committee and a majority of independent members of the Board of Directors.

The members of the Nominating Committee are appointed by the Board of Directors annually. The charter of the Nominating Committee is available on the Company’s website and states that the committee will inter alia:

(i)	advise the Board of Directors with respect to the composition of the various committees of the Board of Directors and qualifications for membership thereon;

(ii)

in consultation with the Chair of the Board of Directors and the CEO of the Company, make recommendations to the Board of Directors regarding which directors should serve on the various committees of the Board of Directors;

(iii)

exercise oversight of the processes adopted by the Board of Directors for evaluating (a) the overall performance and workings of the Board of Directors as a whole, and (b) the performances of individual directors as it relates to nomination for election or re-election to the Board of Directors;

(iv)	establish a process for recruiting suitable candidates to the Board of Directors;

(v)

establish a process for determining the “independence” of directors, the identification of “financial experts”, and the “financial literacy” of directors, as those terms are defined, from time to time, under the requirements or guidelines for board service under applicable securities laws and the rules of any stock exchange on which the Company’s securities are listed for trading;

(vi)	review the size and composition of the Board of Directors in the context of recommendations for nominations for election or re-election to the Board of Directors; and

(vii)	uphold the Company’s policy that no more than two of the Company’s directors may sit on the same board of directors of a public company (other than the Company).

All committee charters are available on the Company’s website at www.itape.com under “Investor Relations – Corporate Governance – Committee Charters”.

Compensation

The Board of Directors has given the HRCC a mandate to examine the compensation of executive officers and make recommendations with respect thereto.

The Board of Directors has established a HRCC that is composed entirely of independent directors within the meaning of National Instrument 52-110 Audit Committees. The members of the HRCC for the fiscal year ended December 31, 2021 were Jane Craighead (chair), Robert Beil, Robert Foster, Dahra Granovsky and Jorge Quintas.

The mandate of the HRCC is described above under the heading “Compensation of Execution Officers and Directors – Named Executive Officer Profiles”. The charter of the HRCC is available on the Company’s website at www.itape.com under “Investor Relations - Corporate Governance - Committee Charters”.

In determining executive compensation, the Board of Directors retains the services of compensation consultants, from time to time.

For more detailed information with respect to the compensation of the Company’s officers, see section entitled “Executive Compensation” above.

Other Committees of the Board of Directors

The only committee of the Board of Directors other than the Audit Committee, HRCC, Nominating Committee and ESG Committee is the Executive Committee, which is comprised of Melbourne Yull (chair), Robert Foster, James Pantelidis and Gregory Yull. The function of the Executive Committee is to provide strategic direction for the Company. The charter of the Executive Committee is available on the Company’s website at www.itape.com under “Investor Relations – Corporate Governance – Committee Charters”.

Assessments

The Board conducts an evaluation of its performance and effectiveness, as well as that of its committees, on an annual basis. The purpose of the evaluation is to identify opportunities to improve the Board and committee processes, documentation and performance. The Chair of the Board, together with the Corporate Secretary and the Vice President of Risk Management & Internal Risk, leads the evaluation process. In 2021, the evaluation was a multi-step process that included both a director self-assessment element as well as a 360 peer review which takes into consideration the views of other directors. The Chair of the Board has reviewed the results of the assessments with the Board and has developed key takeaways to be actioned upon in 2022.

On an annual basis, the Audit Committee performs a similar procedure to assist members of the Audit Committee in assessing the Committee.

Board Tenure Policy

The Company does not have an age or tenure limit for the Board of Directors. However, the Board does have a policy to ensure appropriate and ongoing renewal of the Board in order to sustain Board performance and maintain Board expertise (the “Board Tenure Policy”). Pursuant to the Board Tenure Policy, the Board will seek to maintain an average tenure of ten years or less for its independent non-management directors. The Board believes that this approach is more advisable than establishing a specific limit for the overall length of time for an independent director, because it will allow directors who have served on the Board for an extended period to continue to provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company’s history, policies and objectives. As such, the Company does not have a retirement age policy for its directors. The Company endeavours to have an appropriate onboarding period before an existing member retires to ensure appropriate continuity.

Furthermore, in determining whether to recommend a director for re-election every year, the Nominating Committee considers the director’s participation in and contributions to the activities of the Board and past meeting attendance.

The complete text of the Board Tenure Policy is available on the Company’s website at www.itape.com under “Investor Relations – Corporate Governance – Governance Documents”.

Related Party Transactions

The Audit Committee is responsible for reviewing and making recommendations to the Board regarding related party transactions. Related party transactions include those between the Company and key management personnel or a person or entity that has control, joint control or significant influence over the Company. A Board-approved policy is in place governing the authorization limits applicable to all types of contractual arrangements whether related party or not, and the Company’s Code of Conduct and Ethics includes concepts relevant to related party transactions and prohibits certain transactions unless approved by the Board. In this regard, procedures are in place to identify, track and report transactions with related parties.

AUDIT COMMITTEE INFORMATION

Reference is made to the subsection entitled “Audit Committee” under Item 6C in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 for required disclosure relating to the Audit Committee and the Audit Committee Charter which is available as a schedule to the Annual Report. The Annual Report on Form 20-F is available under the Company’s profile on SEDAR at www.sedar.com (Canada) and www.sec.gov (United States) and can be obtained by contacting the Company at 9999 Cavendish Blvd., Suite 200, Ville Saint-Laurent, Québec H4M 2X5, telephone (514) 731-7591.

ADDITIONAL INFORMATION

Financial information about the Company is contained in its Consolidated Financial Statements and Management’s Discussion and Analysis as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, and additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com (Canada) and www.sec.gov (United States).

The Company periodically holds investor meetings at its various plant locations and expects to continue to do so in the future in accordance with COVID-19 safety protocols.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Form 20-F filed in lieu of an Annual Information Form of the Company together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)

the Consolidated Financial Statements of the Company as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, together with the accompanying Auditor’s Report thereon and any interim financial statements of the Company for periods subsequent to December 31, 2021 and Management’s Discussion and Analysis with respect thereto; and

(c)	this Circular,

please send your request to:

Attention: Kim Peens

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

Saint-Laurent, Québec H4M 2X5

telephone: (514) 731-7591

telecopier: (514) 731-5039

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.

(signed) Randi M. Booth

Secretary

Sarasota, Florida

March 25, 2022

GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular.

“2019 ESOP” has the meaning set forth in this Circular under “Executive Compensation – Compensation Discussion and Analysis”.

“5 Yr TSR” has the meaning set forth in this Circular under “Executive Compensation – Performance Graph and CEO Compensation Look Back”.

“ABL Facility” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Acquiring Person” has the meaning set forth in this Circular under “Approval of the Rights Plan Continuation”.

“Acquisition Proposal” means any proposal or offer from any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of Persons other than Purchaser or its affiliates relating to any direct or indirect acquisition, purchase or disposition, in a single transaction or series of related transactions, of a business or assets that constitutes 20% or more of the revenue, net income or assets of the Company and its Subsidiaries, taken as a whole or 20% or more of any class or series of Company Securities, any direct or indirect tender offer, take-over bid, exchange offer or treasury issuance that if consummated would result in any Person or group of Persons beneficially owning 20% or more of any class or series of Company Securities, or any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose assets, individually or in the aggregate, constitute 20% or more of the revenue, net income or assets of the Company and its Subsidiaries, taken as a whole) or as a result of which the shareholders of the Company immediately prior to such transaction would hold less than 80% of the total voting power of the Company (or any surviving entity for any direct or indirect parent company thereof).

“allowable capital loss” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”.

“Applicable Courts” has the meaning set forth in this Circular under “The Arrangement Agreement – Governing Law”.

“ARC” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“Arrangement” has the meaning set forth in this Circular under “Information Concerning the Meeting – Purpose of the Meeting”.

“Arrangement Agreement” has the meaning set forth in this Circular under “Information Concerning the Meeting – Purpose of the Meeting”.

“Arrangement Resolution” has the meaning set forth in this Circular under “Information Concerning the Meeting – Purpose of the Meeting”.

“Beneficial Shareholders” has the meaning set forth in this Circular under “Information Concerning the Meeting – Availability of Proxy Materials”.

“Blackout Period” has the meaning set forth in this Circular under “Securities Authorized for Issuance under Equity Compensation Plans – ESOP”.

“Board” means the Board of Directors of Intertape Polymer Group Inc.

“Board Tenure Policy” has the meaning set forth in this Circular under “Statement of Corporate Governance Practices – Board Tenure Policy”.

“Booth Agreement” has the meaning set forth in this Circular under “Executive Compensation – Termination and Change of Control Benefits”.

“Borrower” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Bridge Facility” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Business Day” means any day other than the days on which banks in New York, New York, Sarasota, Florida or Montreal, Québec are required or authorized to close.

“By-Laws” has the meaning set forth in this Circular under “Appendix A – Virtual Meeting – Code of Procedure”.

“B&W” has the meaning set forth in this Circular under “Election of Directors – The Nominated Directors”.

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended, from time to time.

“CD&A” has the meaning set forth in this Circular under “Executive Compensation – HRCC Chair’s Letter to Shareholders”.

“CDS” means Canadian Depository for Securities.

“CEO” means the Chief Executive Officer.

“CEWS” means the Canada Emergency Wage Subsidy, promulgated under Bill C-14 and assented to on April 11, 2020, as amended, and any other COVID-19 related loan program or direct or indirect wage subsidy offered by a Canadian federal, provincial, or local Governmental Authority.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“CFO” has the meaning set forth in this Circular under “Executive Compensation – Compensation Discussion and Analysis”.

“Circular” has the meaning set forth in this Circular under “Management Information Circular”.

“Clearlake” means Clearlake Capital Group, L.P.

“Closing” means closing of the Arrangement and the other transactions contemplated by the Arrangement Agreement.

“Closing Date” means (i) the second (2nd) Business Day after which the last to be fulfilled or waived of the conditions set forth in the Arrangement Agreement (other than those conditions that by their nature are to be (and are capable of being) satisfied at the Closing, but subject to fulfillment or waiver of those conditions at the Closing) shall be satisfied or waived in accordance with the Arrangement Agreement, or (ii) such other time and/or on such other date as the Company and the Purchaser may agree in writing.

“Code” means the U.S. Internal Revenue Code of 1986.

“Code of Conduct” has the meaning set forth in this Circular under “Environmental, Social & Governance Practices – Human Capital Management”.

“Commissioner” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“Company” means Intertape Polymer Group Inc.

“Company Debt” means the Indebtedness identified on the Debt Prepayment Notice as “Company Debt”.

“Company Disclosure Letter” means the disclosure letter delivered to the Purchaser by the Company concurrently with entering into the Arrangement Agreement.

“Company Termination Fee” has the meaning set forth in this Circular under “The Arrangement Agreement – Termination Fees”.

“Compensation Peer Group” has the meaning set forth in this Circular under “Executive Compensation – Compensation Discussion and Analysis”.

“Competition Act” means the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended.

“Competition Act Clearance” has the meaning ascribed thereto under “the Arrangement – Required Regulatory Approvals – Competition Act Clearance”.

“Competition Laws” means the HSR Act, the Competition Act, the Investment Canada Act and any other Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening or significant impediments of competition or restraint of trade or the creation or strengthening of a dominant position through merger or acquisition.

“Consideration” means C$40.50 in cash per Share.

“Court” means the Superior Court of Québec, Commercial Division, located in the city of Montreal.

“CRA” means the Canadian Revenue Agency.

“Credit Facilities” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Crystal Agreement” has the meaning set forth in this Circular under “Executive Compensation – Termination and Change of Control Benefits”.

“CSA Guidelines” has the meaning set forth in this Circular under “Statement of Corporate Governance Practices”.

“Debt Commitment Letter” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Debt Financing” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Debt Financing Sources” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Debt Payoff Loan” has the meaning set forth in this Circular under “The Arrangement – Arrangement Steps”.

“Debt Repayment Notice” means a notice in writing provided by the Purchaser to the Company at least three Business Days prior to the Effective Time specifying (i) the portion of the Company Debt that the Company and/or one or more designated Subsidiaries of the Company shall repay pursuant to the Arrangement Agreement, and (ii) the manner in which the Company and/or one or more designated Subsidiaries of the Company shall be funded for the repayment.

“Demand for Payment” has the meaning set forth in this Circular under “Dissent Rights of Shareholders”.

“Depositary” means TSX Trust Company.

“Dissenting Non-Resident Holder” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”.

“Dissenting Resident Holder” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”.

“Dissenting Shareholder” has the meaning set forth in this Circular under “Dissent Rights of Shareholders”.

“Dissenting Shares” has the meaning set forth in this Circular under “Dissent Rights of Shareholders”.

“Dissent Notice” has the meaning set forth in this Circular under “Dissent Rights of Shareholders”.

“Dissent Rights” means the Shareholders right to exercise rights of dissent with respect to such Shares pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order.

“Diversity Policy” has the meaning set forth in this Circular under “Environmental, Social & Governance Practices – Inclusion & Diversity”.

“DOJ” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“DRS Advice(s)” means the Direct Registration System (DRS) advice.

“DSU” has the meaning set forth in this Circular under “Election of Directors – The Nominated Directors”.

“DSU Payment Loan” has the meaning set forth in this Circular under “The Arrangement – Arrangement Steps”.

“DSU Plan” has the meaning set forth in this Circular under “Election of Directors – The Nominated Directors”.

“DTC” means Depository Trust Company.

“EBIT” means earnings before interest and taxes.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained on behalf of the SEC.

“Effective Date” means the date shown on the Certificate of Arrangement.

“Effective Time” means a time as specified in writing by Purchaser on the Effective Date.

“End Date” has the meaning set forth in this Circular under “The Arrangement Agreement – Termination of the Arrangement Agreement”.

“Equity Commitment Letter” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Equity Financing” means the financing contemplated in the Equity Commitment Letter.

“EPA” has the meaning set forth in this Circular under “Environmental, Social & Governance Practices – Sustainability”.

“ESG” has the meaning set forth in this Circular under “Election of Directors – Director Information”.

“ESOP” has the meaning set forth in this Circular under “Executive Compensation – Compensation Process”.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Fairness Opinions” means, collectively, the Morgan Stanley Fairness Opinion and the NBF Fairness Opinion.

“Fasken” means Fasken Martineau DuMoulin LLP.

“FCO” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided, that any such amendment is satisfactory to the Purchaser and the Company, each acting reasonably) on appeal.

“Financial Advisors” means Morgan Stanley and NBF.

“Financing” means the Equity Financing and the Debt Financing.

“Financing Commitments” means, collectively, the Debt Commitment Letter and the Equity Commitment Letter.

“First Lien Term Facility” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Flip-In Event” has the meaning set forth in this Circular under “Approval of the Rights Plan Continuation”.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“German Antitrust Approval” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“German ARC” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Guarantors” has the meaning set forth in this Circular under “Summary – Arrangement Agreement”.

“Holder” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”.

“HRCC” means the Human Resources and Compensation Committee.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” means the expiration or early termination of the waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by the Arrangement Agreement under the HSR Act.

“ICD” has the meaning set forth under “Statement of Corporate Governance Practices – Orientation and Continuing Education”.

“Index” has the meaning set forth in this Circular under “Executive Compensation – Performance Graph and CEO Compensation Look Back”.

“Index Group” has the meaning set forth in this Circular under “Executive Compensation – Compensation Process”.

“Interim Order” has the meaning set forth in this Circular under “Information Concerning the Meeting – Purpose of the Meeting”.

“Intervening Event” means any positive event, change or development with respect to the Company that (a) is material to the Company, taken as a whole, and which is, or the implications of which are, unknown to, or were not reasonably foreseeable by, the Board as of the date of the Arrangement Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any actions taken by Purchaser or the Company in accordance with the efforts to consummate the Arrangement or the consequences of any such action or (iii) the fact that the Company meets or exceeds any internal or published projections, forecasts, estimates or projections of revenue, earnings or other financial or operating metrics for any period or changes in the market price or trading volume of the Shares or the credit rating of the Company (provided that the underlying causes of such events in this clause (iii) shall not be excluded).

“Investment Canada Act” means the Investment Canada Act R.S.C., 1985, c. 28 (1st Supp.), as amended.

“Investment Canada Act Approval” has the meaning ascribed thereto under “The Arrangement – Required Regulatory Approvals – Investment Canada Act Approval”.

“IPG” means Intertape Polymer Group Inc.

“IRS” means the Internal Revenue Service.

“Kingsdale” means Kingsdale Advisors.

“Letter of Transmittal” means the letter of transmittal accompanying this Circular sent to Shareholders in respect of the exchange of their Shares, pursuant to the Arrangement.

“M&A” means merger and acquisition.

“M&A Costs” has the meaning set forth in this Circular under “Appendix B – Non GAAP Financial Measures and Key Performance Indicators”.

“Material Adverse Effect” means any effect, fact, development, condition, circumstance, event, occurrence or change (each, a “Change”) that, together with all other Changes, has had, or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: (a) Changes in general economic or political conditions or in the financial, credit or securities markets; (b) Changes generally affecting the industries in which the Company and its Subsidiaries operate; (c) failure of the Company to meet internal or external projections, forecasts or revenue or earnings predictions for any period (provided, that the underlying causes of such failures shall not be excluded); (d) changes in the price or trading volume of the Shares in and of itself (provided, that the underlying causes of such changes shall not be excluded); (e) Changes that result from the public announcement of the Arrangement Agreement, the pendency or consummation of the Arrangement and the other transactions contemplated thereby or the identity of Purchaser or any of its affiliates as the acquiror of the Company, including the loss of employees or customers, after the date hereof (other than in each case for purposes of any representation or warranty concerning Corporate Authorization and Non-Contravention); (f) any action expressly required to be taken by the Company pursuant to the terms of the Arrangement Agreement or expressly consented to or requested in writing by Purchaser; (g) acts of terrorism, war, sabotage or civil unrest, or any escalation or worsening thereof in countries in which the Company or any of Subsidiaries operate; (h) earthquakes, hurricanes, tornados, or other extreme weather events, disease, epidemics, pandemics (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures following the date of the Arrangement Agreement) or other natural or man-made disasters; (i) Changes in IFRS or the interpretation thereof after the date hereof, (j) Changes in law or the interpretation thereof after the date hereof; (k) Proceedings brought by or on behalf of any holders of Company Securities relating to the Arrangement Agreement or the transactions contemplated thereby; or (l) Changes that result from developments in or relating to currency exchange or interest rates, except, in the case of clauses (a), (b), (g), (h), (i), (j) and (l), to the extent such Changes referred to therein have had or would be reasonably expected to have a disproportionate adverse impact on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Meeting” has the meaning set forth in this Circular under “Management Information Circular”.

“Meridian” has the meaning set forth in this Circular under “Executive Compensation – Compensation Process”.

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

“Minister” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“Morgan Stanley” means Morgan Stanley & Co. LLC.

“Morgan Stanley Fairness Opinion” means the fairness opinion given by Morgan Stanley on March 7, 2022.

“National Security Notice” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“National Security Review” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“NBF” means National Bank Financial Inc.

“NBF Fairness Opinion” the fairness opinion given by NBF on March 7, 2022.

“NEO” has the meaning set forth in this Circular under “Executive Compensation – HRCC Chair’s Letter to Shareholders”.

“Net Benefit Ruling” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“No Action Letter” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“Non-Resident Holder” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”.

“NOPAT” has the meaning set forth in this Circular under “Appendix B – Non GAAP Financial Measures and Key Performance Indicators”.

“Notice Period” has the meaning set forth in this Circular under “The Arrangement Agreement – Covenants”.

“Notifiable Transaction” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“Notification and Report Form” means the notification and report form to be filed with the FTC pursuant to the HSR Act.

“Nuevopak Acquisition” has the meaning set forth in this Circular under “Appendix B – Non GAAP Financial Measures and Key Performance Indicators”.

“One-Year TSR Ranking” has the meaning set forth in this Circular under “Executive Compensation – Performance Graph and CEO Compensation Look Back”.

“Option” means the outstanding options to purchase Shares issued pursuant to the Stock Option Plan.

“Optionee” has the meaning set forth in the 2019 ESOP.

“Option Payment Loan” has the meaning set forth in this Circular under “The Arrangement – Arrangement Steps”.

“Order” has the meaning set forth in this Circular under “Election of Directors – Director Information”.

“passive income” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Consideration”.

“Paul, Weiss” means Paul, Weiss, Rifkind, Wharton & Garrison LLP.

“Peer Group” has the meaning set forth in this Circular under “Executive Compensation – Compensation Process”.

“Permitted Bid” has the meaning set forth in this Circular under “Approval of the Rights Plan Continuation”.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“PFIC” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Consideration”.

“Plan of Arrangement” has the meaning set forth in this Circular under “Information Concerning the Meeting – Purpose of the Meeting”.

“Prior Bid” has the meaning set forth in this Circular under “Approval of the Rights Plan Continuation”.

“Proceeding” means pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions, litigations, suits or governmental or regulatory investigations.

“Proposal” has the meaning set forth in this Circular under “Shareholder Proposals”.

“Proxy-Related Materials” has the meaning set forth in this Circular under “Information Concerning the Meeting – Availability of Proxy Materials”.

“PRSU Plan” has the meaning set forth in this Circular under “Executive Compensation – Compensation Discussion and Analysis”.

“PSU” has the meaning set forth in this Circular under “Summary of Circular”.

“PSU Payment Loan” has the meaning set forth in this Circular under “The Arrangement – Arrangement Steps”.

“PSU Plan” has the meaning set forth in this Circular under “Securities Authorized for Issuance Under Equity Compensation Plans – Performance and Restricted Share Unit Plan”.

“Purchaser” means 1351693 B.C. Ltd.

“Purchaser Termination Fee” has the meaning set forth in this Circular under “The Arrangement Agreement –Termination Fees”.

“Recommendation Withdrawal” means any of the following actions directly or indirectly taken by the Board or a committee thereof: (i) fail to recommend or withdraw, amend, modify or qualify, or publicly propose to withdraw, amend, modify or qualify, the recommendation of the Board that the Shareholders approve the Arrangement, in each case in a manner adverse to the Purchaser, (ii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, an Acquisition Proposal, (iii) publicly propose to accept or enter into any written agreement, understanding or arrangement in respect of an Acquisition Proposal, or (iv) if (1) the Company has received an Acquisition Proposal that remains outstanding, and (2)

such Acquisition Proposal has not been publicly rejected by the Company, fail to reaffirm the recommendation of the Board that the Shareholders approve the Arrangement within five Business Days after receipt of a written request from the Purchaser to do so or, if earlier, at least two Business Days prior to the Meeting (provided that the Purchaser may only request one such reaffirmation with respect to any Acquisition Proposal unless the terms of such Acquisition Proposal change).

“Record Date” means the close of business on March 25, 2022.

“Refinancing” has the meaning set forth in this Circular under “The Arrangement – Financing”.

“Registered Shareholders” has the meaning set forth in this Circular under “Information Concerning the Meeting – Availability of Proxy Materials”.

“Regulation FD” means the regulation for fair disclosure promulgated by the SEC under the Exchange Act.

“Regulatory Requirement” means each of (A) the sale, divestiture, license or other disposition of any and all of the share capital or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Purchaser, on the one hand, and the Company, on the other hand; (B) the termination, amendment or assignment of existing relationships or contractual rights or obligations of the Purchaser, on the one hand, and the Company, on the other hand; (C) the change or modification of any course of conduct regarding future operations of the Purchaser, on the one hand, and the Company, on the other hand; (D) in respect of the Investment Canada Approval, written undertakings necessary in order to obtain the Investment Canada Approval to demonstrate that the Arrangement and the other transactions contemplated in the Arrangement Agreement are of net benefit to Canada and to ensure that the Arrangement and the other transactions contemplated by the Arrangement Agreement are not prohibited under the Investment Canada Act; and (E) any other restrictions on the activities of the Purchaser, on the one hand, and the Company, on the other hand, with respect to, or their ability to retain, one or more of their respective businesses, assets or rights or interests therein.

“Representatives” has the meaning set forth in this Circular under “The Arrangement Agreement – Covenants”.

“Required Regulatory Approvals” means the Competition Act Clearance, the Investment Canada Act Approval, the HSR Approval and the German Antitrust Approval.

“Required Shareholder Approval” has the meaning set forth in this Circular under “The Arrangement – Required Shareholder Approval”.

“Resident Holder” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”.

“Reviewable Transaction” has the meaning set forth in this Circular under “The Arrangement – Required Regulatory Approvals”.

“Rights Plan” has the meaning set forth in this Circular under “Particulars of Other Matter to be Acted Upon – Continuation of the Company’s Shareholder Rights Plan Agreement”.

“ROIC” has the meaning set forth in this Circular under “Executive Compensation – Compensation Process”.

“ROIC Performance” has the meaning set forth in this Circular under “Executive Compensation – Compensation Process”.

“ROIC Performance Targets” has the meaning set forth in this Circular under “Executive Compensation – Compensation Process”.

“RSU” has the meaning set forth in this Circular under “Summary of Circular”.

“RSU Payment Loan” has the meaning set forth in this Circular under “The Arrangement – Arrangement Steps”.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the securities authorities.

“Shareholder” has the meaning set forth in this Circular under “Management Information Circular”.

“Shareholder Rights Plan Resolution” has the meaning set forth in this Circular under “Approval of the Rights Plan Continuation”.

“Shares” has the meaning set forth in this Circular under “Information Concerning the Meeting – Purpose of the Meeting”.

“Special Committee” has the meaning set forth in this Circular under “The Arrangement – Background to the Arrangement”.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Board in good faith determines would, if consummated, result in a transaction that is more favourable from a financial point of view to the Shareholders (solely in their capacities as Shareholders) than the Arrangement after taking into account the likelihood of obtaining financing and regulatory approval for such proposal, the likelihood of consummating such proposal and any other factors the Board in good faith deems to be relevant; provided, however for purposes of the definition of “Superior Proposal”, the references to “20% or more” or “80%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority”.

“Supporting Shareholders” has the meaning set forth in this Circular under “The Arrangement – Voting Agreement”.

“Sustainability Report” has the meaning set forth in this Circular under “Environmental, Social & Governance Practices – Sustainability”.

“SVN” has the meaning set forth in this Circular under “Environmental, Social & Governance Practices – Sustainability”.

“Target Shares” has the meaning set forth in this Circular under “Executive Compensation – Compensation Process”.

“taxable capital gain” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”.

“Taxes” means any and all domestic or foreign, federal, provincial, state, or local income, gross receipts, payroll, employment, excise, severance, stamp, occupation, windfall, profits, gains, recapture, customs, import or export, capital, capital stock, withholding, social security, government pension plan premiums or contributions, unemployment, health, employee health, disability, education, worker’s compensation, real (immovable) property, environmental, personal property, sales, use, license, transfer, land transfer, value added, goods and services, harmonized sales, retail, alternative or minimum taxes, estimated, or other taxes, fees, charges, duties or assessments and similar governmental charges and impositions in the nature of taxes, including any liability relating to a deemed overpayment of Taxes in respect of the CEWS under section 125.7 of the Tax Act and any interest, fines, additions, penalties, or other additional amounts imposed by any Governmental Authority with respect to the foregoing.

“Tax Act” means the Income Tax Act (Canada) R.S.C., 1985, c. 1 (5th Supp.) as amended.

“Tax Proposals” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”.

“Termination Fees” means the Purchaser Termination and the Company Termination Fee, for a total of $223,000,000.

“TSR” has the meaning set forth in this Circular under “Executive Compensation – Compensation Process”.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” has the meaning set forth in this Circular under “Management Information Circular – Notice to Shareholders Not Resident in Canada”.

“U.S. holder” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Consideration”.

“U.S. Plan” has the meaning set forth in this Circular under “Executive Compensation – Other Post-Retirement Benefit Plans”.

“VIF” has the meaning set forth in this Circular under “Management Information Circular – Solicitation of Proxies by Management”.

“Voting Agreement” means each voting and support agreement dated as of March 7, 2022 and made among the Purchaser, the Company, and each of the Supporting Shareholders.

“VWAP” means Volume-Weighted Average Price.

“Yull Agreement” has the meaning set forth in this Circular under “Executive Compensation – Termination and Change of Control Benefits”.

CONSENT OF MORGAN STANLEY & CO. LLC

April 1, 2022

To: The Board of Intertape Polymer Group Inc. (the “Company”)

We refer to the management information circular (the “Circular”) of the Company dated the date hereof relating to the annual and special meeting of shareholders of the Company to approve, inter alia, an arrangement under the Canada Business Corporations Act involving the Company and 1351693 B.C. Ltd. We consent to the inclusion in the Circular of our fairness opinion dated March 7, 2022 and references to our firm name and our fairness opinion in the Circular. Our fairness opinion was given as of March 7, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of the Company shall be entitled to rely upon our opinion.

(signed) “Morgan Stanley & Co. LLC”

CONSENT OF NATIONAL BANK FINANCIAL INC.

April 1, 2022

To: The Board of Intertape Polymer Group Inc. (the “Company”)

We refer to the management information circular (the “Circular”) of the Company dated the date hereof relating to the annual and special meeting of shareholders of the Company to approve, inter alia, an arrangement under the Canada Business Corporations Act involving the Company and 1351693 B.C. Ltd. We consent to the inclusion in the Circular of our fairness opinion dated March 7, 2022 and references to our firm name and our fairness opinion in the Circular. Our fairness opinion was given as of March 7, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of the Company shall be entitled to rely upon our opinion.

(signed) “National Bank Financial Inc.”

SCHEDULE A - ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS

BE IT RESOLVED THAT:

1. The Arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Intertape Polymer Group Inc. (the “Company”) as more particularly described and set forth in the management information circular of the Company dated April 1, 2022 (the “Company Circular”) accompanying the notice of this meeting (as the Arrangement may be supplemented, modified or amended in accordance with the Arrangement Agreement (as defined below)), is hereby authorized, approved and adopted.

2. The plan of arrangement, as it may be or has been amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”) involving the Company, the full text of which is attached to the Company Circular, is hereby approved and adopted.

3. The Arrangement Agreement between 1351693 B.C. Ltd. and the Company dated March 7, 2022, as it has been or may be modified, supplemented or amended in accordance with its terms (the “Arrangement Agreement”), the actions of the officers and directors of the Company in approving the Arrangement, in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto and causing the performance by the Company of its obligations thereunder are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company (the “Shareholders”) or that the Arrangement has been approved by the Superior Court of Québec (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without notice to or further approval of the Shareholders (i) to amend, supplement or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement, at any time prior to the Effective Time, as such term is defined in the Arrangement Agreement.

5. The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

6. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver the articles of arrangement giving effect to the Arrangement (and such other documents as are necessary or desirable to give effect to the Arrangement) to the director appointed under Section 260 of the CBCA in accordance with the Arrangement Agreement.

7. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

SCHEDULE B - PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

Under Section 192 of the Canada Business Corporations Act

concerning

INTERTAPE POLYMER GROUP INC.

ARTICLE 1

INTERPRETATION

1.1	Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement between Intertape Polymer Group Inc. and 1351693 B.C. Ltd. entered into as of the 7th day of March, 2022;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form of Exhibit A of the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day other than the days on which banks in New York, New York, Sarasota, Florida or Montréal, Québec are required or authorized to close;

“C$” means Canadian dollars;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means Intertape Polymer Group Inc., a CBCA corporation;

“Company Circular” has the meaning set forth in the Arrangement Agreement;

“Company Debt” means the Indebtedness identified on the Debt Prepayment Notice as “Company Debt”;

“Company DSU” means any deferred share unit outstanding as of the Effective Time under a Company Benefit Plan;

“Company Meeting” has the meaning set forth in the Arrangement Agreement;

“Company Option” means any option to acquire Share(s), outstanding as of the Effective Time, under a Company Benefit Plan;

“Company PSU” means any performance share unit outstanding as of the Effective Time under a Company Benefit Plan;

“Company RSU” means any restricted share unit outstanding as of the Effective Time under a Company Benefit Plan;

“Company Securities” has the meaning set forth in the Arrangement Agreement.

“Company Securityholders” means Holders of Shares, Company Options, Company DSUs, Company PSUs and Company RSUs;

“Company Shareholders” means Holders of Shares;

“Contract” means a binding agreement between the Company or one of its Subsidiaries, on the one hand, and a Holder of Company Options, Company DSUs, Company PSUs or Company RSUs, on the other hand;

“Court” means the Superior Court of Québec, Commercial Division, located in the City of Montréal;

“Debt Payoff Loan” has the meaning set forth in Section 3.1(b);

“Debt Repayment Notice” means a notice in writing provided by Purchaser to the Company at least three (3) Business Days prior to the Effective Time specifying (i) the portion of the Company Debt that the Company and/or one or more designated Subsidiaries of the Company shall repay pursuant to Section 3.1(c), and (ii) the manner in which the Company and/or one or more designated Subsidiaries of the Company shall be funded for the repayment;

“Depositary” means TSX Trust Company or a bank or trust company selected by Purchaser in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in the Plan of Arrangement pursuant to a depositary or paying agent agreement in form and substance reasonably acceptable to the parties;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” has the meaning set forth in Section 5.1;

“Dissenting Shareholder” means any Company Shareholder as of the record date for the Company Meeting who has properly exercised its Dissent Rights in accordance with the applicable provisions of the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement) and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“DSU Payment Loan” has the meaning set forth in Section 3.1(b);

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means a time as specified in writing by Purchaser on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended or varied by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal at the direction of the Court;

“Holders” means (a) when used with reference to the Shares, the holders thereof shown from time to time in the register of holders of Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Shares, (b) when used with reference to the Company Options, means the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options, (c) when used with reference to the Company DSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of Company DSUs, (d) when used with reference to the Company PSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company PSUs and (e) when used with reference to the Company RSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company RSUs;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada);

“Letter of Transmittal” means the letter of transmittal for use by the Company Shareholders, in the form accompanying the Company Circular (which shall be reasonably acceptable to Purchaser), which shall be in such form and have such other customary provisions as Purchaser and the Company may reasonably specify;

“Option Payment Loan” has the meaning set forth in Section 3.1(b);

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“PSU Payment Loan” has the meaning set forth in Section 3.1(b);

“Purchase Price” has the meaning set forth in Section 3.1(h);

“Purchaser” means 1351693 B.C. Ltd., a British Columbia corporation;

“RSU Payment Loan” has the meaning set forth in Section 3.1(b);

“Shareholder Rights Plan Agreement” means that certain Shareholder Rights Plan Agreement, dated as of June 6, 2019, between the Company and TSX Trust Company.

“Shares” means the issued and outstanding common shares in the capital of the Company;

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person); and

“Tax” has the meaning ascribed thereto in the Arrangement Agreement.

1.2	Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3	Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4	Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in United States currency unless otherwise specified.

1.5	Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Montréal, Québec.

1.6	Construction

In this Plan of Arrangement:

(a) unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b) the word “including” or “includes” means “including (or includes) without limitation”;

(c) any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule;

(d) any reference to certificates of Shares shall be deemed to include book-entry account statements evidencing the ownership of Shares, and any action required to be taken hereunder in respect of certificates of Shares shall be deemed to include such parallel action customarily taken in respect of securities that are evidenced solely by a book-entry and not a certificate.

1.7	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the CBCA, and the laws of the Province of Québec and other federal laws of Canada applicable therein.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1	Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2	Effectiveness

This Plan of Arrangement and the Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding on Purchaser, the Company, all holders (registered or beneficial) of Shares, all Holders of Company Options, all Holders of Company DSUs, all Holders of Company RSUs, all Holders of Company

PSUs, the registrar and transfer agent of the Company, the Depositary, TSX Trust Company (as regards the Shareholder Rights Plan Agreement) and all other Persons, without any further authorization, act or formality on the part of the Court, the Director, Purchaser (or its Affiliates), the Company, or the Company Securityholders, from and after the Effective Time and, other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1	Arrangement

Pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality (unless otherwise specified):

(a) At the Effective Time, the Shareholder Rights Plan Agreement shall be deemed to be terminated without any further act or formality on the part of the Company.

(b) Five (5) minutes following the step contemplated in Section 3.1(a), Purchaser will provide by wire transfer of immediately available funds (i) a loan (the “Debt Payoff Loan”) to the Company in an aggregate amount equal to all amounts required to repay and discharge the Company Debt in accordance with the Debt Repayment Notice, (ii) a loan to the Company equal to the aggregate amount payable under Section 3.1(d) (the “Option Payment Loan”), (iii) a loan to the Company equal to the aggregate amount payable under Section 3.1(e) (the “DSU Payment Loan”), (iv) a loan to the Company equal to the aggregate amount payable under Section 3.1(f) (the “PSU Payment Loan”) and (v) a loan to the Company equal to the aggregate amount payable under Section 3.1(g) (the “RSU Payment Loan”). The Debt Payoff Loan, the Option Payment Loan, the DSU Payment Loan, the PSU Payment Loan and the RSU Payment Loan will be evidenced by demand promissory notes issued by the Company (or the applicable Subsidiary of the Company) to the lender thereof.

(c) Five (5) minutes following the step contemplated in Section 3.1(b), the Company and/or one or more of its Subsidiaries (as the case may be) will repay in full all amounts required to repay and discharge the portion of the Company Debt as set out in the Debt Repayment Notice.

(d) Five (5) minutes following the step contemplated in Section 3.1(b), each Company Option outstanding immediately prior to the Effective Time that has not been exercised will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount per Company Option equal to the excess, if any, of (i) the Purchase Price over (ii) the per Share exercise price of such Company Option as of the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company Option shall thereafter immediately be cancelled. For the avoidance of doubt, all Company Options outstanding as of the Effective Time that have a per Share exercise price equal to or exceeding the Purchase Price shall be cancelled automatically for no consideration.

(e) Contemporaneously with the step contemplated in Section 3.1(d), each Company DSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount per Company DSU equal to the sum of (i) Purchase Price plus (ii) any dividend equivalents accrued in respect of such Company DSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company DSU shall thereafter immediately be cancelled.

(f) Contemporaneously with the step contemplated in Section 3.1(d), each Company PSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount per Company PSU equal to the sum of (i) the product of (A) the Purchase Price multiplied by (B) the total number of Shares subject to such Company PSU, which if not earned prior to the Effective Time shall be calculated in accordance with the following sentence, plus (ii) any dividend equivalents accrued in respect of such Company PSU as of immediately prior to the Effective

Time (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company PSU shall thereafter immediately be cancelled. With respect to each Company PSU for which the performance period has not been completed and/or performance has not yet been determined prior to the Effective Time, for purposes of this Section 3.1(f), the total number of Shares subject to such Company PSU shall be determined by multiplying (i) the number of Shares subject to such Company PSU at target as set forth in the applicable award agreement by (ii) a percentage equal to 100% for each Company PSU granted on or after January 1, 2022 and equal to 175% for each Company PSU granted prior to such date.

(g) Contemporaneously with the step contemplated in Section 3.1(d), each Company RSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount per Company RSU equal to the sum of (i) the Purchase Price plus (ii) any dividend equivalents accrued in respect of such Company RSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company RSU shall thereafter immediately be cancelled.

(h) Five (5) minutes following the step contemplated in Section 3.1(d), each outstanding Share, other than Shares held by Dissenting Shareholders described in Section 3.1(i), will be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in exchange for cash in the amount of C$40.50 per Share (the “Purchase Price”) to be paid in accordance with the second sentence of Section 4.1(a), and Purchaser will thereafter be deemed to be the sole legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances and will be entered in the securities register of the Company as the sole holder thereof (and, for greater certainty, the Depositary shall deduct and withhold any amounts required to be deducted or withheld in respect of Taxes pursuant to Section 4.5).

(i) Contemporaneously with the step contemplated in Section 3.1(h), the outstanding Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with Article 5 hereof, and the names of such Holders will thereafter be removed from the register of Holders, and Purchaser will be recorded as the registered Holder so transferred and will be deemed to be the sole legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances, such that following the transactions contemplated by Section 3.1(h) and this Section 3.1(i), Purchaser shall be the legal and beneficial owner of 100% of the Shares.

(j) After giving effect to Sections 3.1(d) to 3.1(i) above, (i) each holder of a Company Option, Company DSU, Company PSU or Company RSU shall cease to be a holder of such option or unit, as the case may be, (ii) each such holder’s name shall be removed from each applicable register, (iii) the Company’s option plan, the Company’s performance and restricted share unit plan and the Company’s deferred share unit plan (each, as amended from time to time), as well as any and all agreements, arrangements and understandings relating to any and all of the Company Option, Company DSU, Company PSU or Company RSU shall be terminated and shall be of no further force and effect, and (iv) any right to acquire any (and any other right in) Company Securities, including Shares, securities convertible into Shares, Company Options, Company DSUs, Company RSUs and Company PSUs (and other than pursuant to the Arrangement Agreement), shall immediately be extinguished for no consideration.

ARTICLE 4

PAYMENT

4.1	Delivery of Cash

(a) At least one (1) Business Day prior to the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the cash, in Canadian dollars, to which each such Company Shareholder is entitled pursuant to Section 3.1(h) upon the transfer of the Shares to Purchaser. Upon surrender by a Company Shareholder to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Shares transferred pursuant to Section 3.1(h), together with a duly completed and executed Letter of Transmittal and any other documents reasonably requested by Purchaser and the Depositary, the Holder of such surrendered certificate(s) of Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, by wire transfer or by a cheque issued by the Depositary (or other form of immediately available funds), as set forth in the Letter of Transmittal, representing that amount of cash which such Company Shareholder has the right to receive pursuant to Section 3.1(h), less any amounts withheld pursuant to Section 4.5.

(b) The Company shall deliver (or cause one of its Subsidiaries to deliver) to each Holder of Company Options, Company DSUs, Company PSUs and Company RSUs, (i) through the Company’s or one of its Subsidiary’s normal payroll systems practices and procedures (no later than the Company’s and its Subsidiaries’ regular payroll payment and no later than the Effective Time), or (ii) in the event that payment in accordance with such normal payroll practices and procedures is not practicable for any such Holder at the Effective Time (and no later than the Effective Time), by cheque (delivered no later than the Effective Time to such Holder of Company Options, Company DSUs, Company PSUs and/or Company RSUs, as applicable, as reflected on the register maintained by or on behalf of the Company with respect to such Company Options, Company DSUs, Company PSUs and/or Company RSUs, as applicable), that amount which such Holder of Company Options, Company DSUs, Company PSUs and/or Company RSUs has the right to receive pursuant to Section 3.1(d), Section 3.1(e), Section 3.1(f) or Section 3.1(g), as applicable, less any amounts withheld pursuant to Section 4.5.

(c) After the Effective Time and until surrendered as contemplated by this Section 4.1, each certificate of Shares that immediately prior to the Effective Time represented outstanding Shares shall be deemed, at all times after the Effective Time, to represent only the right to receive upon such surrender a cash payment in the manner contemplated by this Section 4.1, less any amounts withheld pursuant to Section 4.5.

(d) In the event of the surrender of a certificate of Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the amount of cash to which the registered Holder is entitled pursuant to Section 3.1 shall be paid to such a transferee if the instructions in the Letter of Transmittal have been complied with, and if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid.

4.2	Distributions with respect to Unsurrendered Certificates

No Holder of Shares, Company Options, Company DSUs, Company RSUs or Company PSUs shall be entitled to receive any consideration with respect to such Shares, Company Options, Company DSUs, Company RSUs or Company PSUs other than the cash payment, if any, which such Holder is entitled to receive in accordance with Section 3.1 and Section 4.1, and, for greater certainty, other than as set forth in the Arrangement Agreement (including Section 5.1(a)(iii) thereof), no such Holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith. No dividends or other distributions declared or made after the Effective Time with respect to Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1. At the time of such surrender of any such certificate, there shall be paid to the Holder of the certificates representing Shares, without interest, the amount of cash to which such Holder is entitled pursuant to Section 3.1.

4.3	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred or cancelled pursuant to Section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue and deliver to such Person in exchange for such lost, stolen or destroyed certificate, the cash amount representing the aggregate consideration in respect thereof which such Person is entitled to receive pursuant to the Arrangement, deliverable in accordance with such Holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give an affidavit (in form and substance reasonably acceptable to Purchaser) of the claimed loss, theft or destruction of such certification and a bond or surety satisfactory to Purchaser and the Depositary (each acting reasonably) in such reasonable and customary sum as Purchaser may direct, or otherwise indemnify Purchaser, the Company and the Depositary in a manner satisfactory to Purchaser and the Depositary, each acting reasonably, against any claim that may be made against Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred or cancelled pursuant to Section 3.1, and not deposited, with all other instruments required by Section 4.1, on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a Holder of Shares or for the receipt of cash. On such date, the cash to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser. None of Purchaser or the Company shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any payment made by the Depositary or the Company, as applicable, in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary or the Company, as applicable, or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to such payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the Holder to receive the applicable consideration for the Shares, the Company Options, the Company DSUs, the Company RSUs or the Company PSUs, as applicable, in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or the Company, as applicable, for no consideration.

4.5	Withholding Rights

Notwithstanding anything to the contrary contained herein, each of Purchaser, the Company and the Depositary and any other Person that has any withholding obligations with respect to any amount payable hereunder shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder, such amounts as are required to be deducted and withheld with respect to such payment under the ITA, the Code or any provision of any federal, provincial, territorial, state, local or other tax laws. To the extent that amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid.

4.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any and all liens, charges, claims, encumbrances or other claims of third parties of any kind.

4.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Securities, including Shares, Company Options, Company DSUs, Company RSUs and Company PSUs, issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders (registered or beneficial) of Company Securities, including Shares, Company Options, Company DSUs, Company RSUs and Company PSUs, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Securities, including Shares, Company Options, Company DSUs, Company RSUs and Company PSUs, or any right to acquire any Shares or securities convertible into Shares, shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

RIGHTS OF DISSENT

5.1	Rights of Dissent

Registered Holders of Shares as of the record date for the Company Meeting may exercise rights of dissent with respect to such Shares pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order, the Final Order and this Article 5 (“Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (local time in place of receipt) on the second (2nd) Business Day preceding the Company Meeting (as may be adjourned or postponed). Registered Holders of Shares who duly exercise Dissent Rights and who:

(a) are ultimately determined to be entitled to be paid fair value for their Shares shall: (i) be deemed to have transferred such Shares to Purchaser as of the time stipulated in Section 3.1(i); (ii) in respect of such Shares, be treated as not having participated in the transactions in Article 3 (other than Section 3.1(i)); (iii) be entitled to be paid, subject to Section 4.5, the fair value of such Shares by Purchaser, which fair value, notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (iv) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Holders not exercised their Dissent Rights; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares, be deemed to have transferred such Shares to Purchaser as of the time stipulated in Section 3.1(i) and shall be deemed to have participated in the Arrangement on the same basis and at the same time as non-Dissenting Shareholders;

but in no case shall the Company, Purchaser, the Depositary or any other Person be required to recognize Dissenting Shareholders as holders of Shares after the time stipulated in Section 3.1(h), and the name of such holders of Shares shall be deleted from the register of holders of Shares at the time stipulated in Section 3.1(h) and Purchaser shall be considered the holder of 100% of the Shares immediately following the completion of the transactions contemplated by Section 3.1. For the avoidance of doubt, in no circumstances shall Purchaser, the Company, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights: (i) unless, as of the deadline for exercising Dissent Rights (as set forth in this Section 5.1), such Person is the registered holder of those Shares in respect of which such Dissent Rights are sought to be exercised, (ii) if such Person has voted or instructed a proxy holder to vote such Shares in respect of which Dissent Rights are exercised in favour of the Arrangement Resolution, or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: holders of Company Options, Company DSUs, Company RSUs or Company PSUs (in their capacity as holders of Company Options, Company DSUs, Company RSUs or Company PSUs, as applicable).

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a) The Company and Purchaser reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by the Company and Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to Company Shareholders if and as required by the Court.

(b) Subject to Section 6.1(d), any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or Purchaser at any time prior to or at the Company Meeting (provided that the Company or Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to Company Shareholders, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Purchaser and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d) Notwithstanding Section 6.1(a), any amendment, modification or supplement to this Plan of Arrangement may be made at any time and from time to time without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it concerns a matter which, in the reasonable opinion of Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Shares, Company Options, Company DSUs, Company PSUs or Company RSUs.

(e) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

6.2	Termination

(a) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE C - FAIRNESS OPINION OF MORGAN STANLEY & CO. LLC

See attached.

March 7, 2022

Board of Directors

Intertape Polymer Group Inc.

100 Paramount Drive, Suite 300

Sarasota, FL 34232

United States

Members of the Board of Directors:

We understand that Intertape Polymer Group Inc. (“Intertape” or the “Company”) and 1351693 B.C. LTD. (the “Buyer”) propose to enter into an arrangement agreement, dated March 7, 2022 (the “Arrangement Agreement”), pursuant to which, among other things, the Buyer will acquire all of the issued and outstanding common shares of the Company (the “Company Common Shares”) for C$40.50 per share in cash (the “Consideration”), by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”). The terms and conditions of the Arrangement are more fully set forth in the Arrangement Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of Company Common Shares pursuant to the Arrangement is fair from a financial point of view to such holders of Company Common Shares (the “Shareholders”).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity of the Company Common Shares;

6)

Compared the financial performance of the Company and the prices and trading activity of the Company Common Shares with that of certain other publicly-traded companies comparable with the Company, and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer;

9)

Reviewed the draft Arrangement Agreement dated March 7, 2022, the draft equity commitment letter from affiliates of Clearlake Capital Group L.P. (namely Clearlake Capital Partners V, L.P., Clearlake Capital Partners V (USTE), L.P., Clearlake Capital Partners V (Offshore), L.P., Clearlake Capital Partners VII, L.P. and Clearlake Flagship Plus Partners Master Fund, L.P.) dated March 7, 2022 and the debt commitment letters from certain lenders substantially in the form of the drafts dated March 4, 2022 (collectively, the “Commitment Letters”) and certain related documents; and

10)	Performed such other analyses reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letters and that the definitive Arrangement Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Arrangement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Arrangement. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the Shareholders pursuant to the Arrangement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We do not express any view on, and this opinion does not address, any other term or aspect of the Arrangement Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Arrangement or entered into or amended in connection therewith. This opinion does not address the relative merits of the transactions contemplated by the Arrangement Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Arrangement Agreement or proceed with any other transaction contemplated by the Arrangement Agreement.

Morgan Stanley was formally engaged by the Company pursuant to a letter agreement dated November 23, 2021 (the “Engagement Agreement”). Morgan Stanley was first contacted by the Company in connection with the engagement on October 20, 2021. Under the terms of the Engagement Agreement, Morgan Stanley has agreed to provide the Company with financial advisory services in connection with the Arrangement including, among other things, the provision of this financial opinion.

We have acted as financial advisor to the Company and its Board of Directors in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Arrangement. In the two years prior to the date hereof, we have provided financial advisory and financing services to certain affiliates of the Buyer and have received fees in connection with such services. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by the Buyer or its affiliates. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, and their respective directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of theircustomers, in debt or equity securities or loans of the Buyer, the Company, their respective affiliates or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company only and may not be used or relied upon by any other person or for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in the Company’s management information circular to be sent to Shareholders in connection with the Arrangement. In addition, Morgan Stanley expresses no opinion or recommendation as to how the Shareholders should vote or act in any matter relating to the Arrangement, including at the shareholders’ meeting to be held in connection with the Arrangement, or recommendation to the Board to enter into the Arrangement Agreement.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to such Shareholders.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Jan P. Lennertz
Jan P. Lennertz
Managing Director

SCHEDULE D - FAIRNESS OPINION OF NATIONAL BANK FINANCIAL INC.

See attached.

D-1

March 7, 2022

The Board of Directors of Intertape Polymer Group Inc.

100 Paramount Drive, Suite 300

Sarasota, FL 34232

United States of America

To the Board of Directors:

National Bank Financial Inc. (“NBF”, “we”, or “us”) understands that Intertape Polymer Group Inc. (“IPG” or the “Company”) is contemplating entering into an arrangement agreement (the “Arrangement Agreement”) to be dated March 7, 2022 with 1351693 B.C. LTD. (the “Purchaser”) pursuant to which the Purchaser will acquire all of the issued and outstanding common shares of IPG (the “Shares”) for $40.50 per Share in cash (the “Consideration”). The Purchaser is an affiliate of Clearlake Capital Group, L.P. (“Clearlake”). The transaction contemplated by the Arrangement Agreement will be effected pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the

“Arrangement”).

We also understand that the terms and conditions of the Arrangement will be summarized in a management information circular (the “Information Circular”) to be prepared by IPG and mailed to the holders of Shares (the “Shareholders”) in connection with a special meeting of Shareholders to be called by IPG to seek Shareholder approval of the Arrangement.

All references to “$” in this opinion are to Canadian dollars.

Engagement of NBF

NBF was first contacted with regards to a potential independent advisory assignment on February 21, 2022. Pursuant to an engagement agreement dated February 25, 2022 (the “Engagement Agreement”), the Board of Directors of IPG (the “Board”) retained the services of NBF to prepare and deliver to the Board an opinion (the “Fairness Opinion”) as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders and to provide such other advice and assistance to the Board directly related or ancillary thereto as may be reasonably requested by the Board.

The Engagement Agreement provides that NBF is to be paid a fixed fee for the delivery of the Fairness Opinion. No portion of the fees payable to NBF are contingent on the completion of the Arrangement or the conclusion reached in the Fairness Opinion. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses. IPG has agreed to indemnify NBF, each of its subsidiaries and each of their respective directors, officers, employees, partners, agents, each other person, if any, controlling NBF or any of its subsidiaries and each shareholder of NBF against certain losses, expenses, claims, actions, damages and liabilities arising from the Engagement Agreement and NBF’s engagement thereunder. NBF understands that this Fairness Opinion and a summary thereof will be included in the Information Circular and, subject to the terms of the Engagement Agreement, NBF consents to such disclosure. NBF has not been engaged to prepare a formal valuation under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of IPG or the Shares or any other securities or assets of IPG, and this Fairness Opinion should not be construed as such.

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This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Fairness Opinion.

Independence of NBF

None of NBF or any of its affiliates or associates is an associated or affiliated entity or issuer insider (as those terms are defined in MI 61-101) of IPG, the Purchaser or any of their respective associates or affiliates (collectively, the “Interested Parties”), nor is it a financial advisor to the Purchaser or Clearlake in connection with the Arrangement. None of NBF or any of its affiliates has had a relationship with IPG or Clearlake which would have an effect on NBF’s independence for purposes of providing this Fairness

Opinion.

There are no current understandings, agreements or commitments between NBF and any of the Interested Parties with respect to future business dealings. NBF or its affiliates may, in the ordinary course of their respective businesses, provide financial advisory or investment banking or other services to one or more of the Interested Parties. In addition, National Bank of Canada (“NBC”), of which NBF is a wholly-owned subsidiary, or one or more affiliates of NBC, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

In the ordinary course of its business and unrelated to the Arrangement, NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may from time to time have positions in certain securities of the Interested Parties, may have executed or may execute transactions for such interested parties and clients from whom it received or may receive compensation. NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. NBF has been a financial advisor in a significant number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions and in transactions similar to the Arrangement.

This Fairness Opinion is the opinion of NBF and the form and content herein has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering this Fairness Opinion, NBF has reviewed and relied upon or carried out, among other things, the following:

(a)	publicly available documents regarding IPG, including annual and quarterly reports, financial statements, annual information forms and management information circulars;

(b)	information in respect of the Arrangement, including drafts of the Arrangement Agreement, Disclosure Letter and Voting Support Agreements with each member of the Board, all dated March 7, 2022;

(c)	drafts of the Purchaser’s Debt Commitment Letter, Equity Commitment Letter and Limited Guaranty Agreement, all dated March 7, 2022;

D-3	Page 2

(d)	detailed internal budgets for the fiscal year ending December 31, 2022 and summary financial internal segmented budgets and forecasts prepared by management of IPG;

(e)	management presentation materials provided to potential acquirors dated December 2021;

(f)

access to a virtual data room containing detailed confidential information on IPG including, but not limited to, detailed financial and accounting information, customer information including material contracts, supply and procurement information, property and equipment information, legal and organizational documents, human resources (HR) matters, insurance and information technology (IT) documents;

(g)	discussions with senior management of IPG with regards to, among other things, the Arrangement, as well as IPG’s business, operations, financial position, budget, key assets and prospects;

(h)

a representation letter signed by the President and Chief Executive Officer and the Chief Financial Officer of IPG as to certain factual matters and the completeness and accuracy of certain information upon which this Fairness Opinion is based;

(i)	various reports published by equity research analysts and industry sources regarding IPG and other selected public companies, to the extent deemed relevant by us;

(j)	trading statistics and selected financial information of IPG and other selected public companies;

(k)	comparable precedent transactions considered by us to be relevant in the circumstances;

(l)	certain other non-public information prepared and provided to us by IPG’s management, primarily financial in nature, concerning IPG’s business, assets, liabilities and prospects;

(m)	consultation with the financial advisor and legal advisor to the Company;

(n)	details regarding the auction process engaged upon by the Company to solicit indications of interest for the acquisition of the Company and the outcome of that solicitation process; and

(o)	such other information, discussions (including discussions with third parties) and analyses as NBF considered necessary or appropriate in the circumstances.

NBF has not, to the best of its knowledge, been denied access by IPG to any information under its control that has been requested by NBF. No limitation has been placed on NBF’s scope of review.

Prior Valuations

The President and Chief Executive Officer and the Chief Financial Officer of the Company have represented to NBF that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to NBF.

Assumptions and Limitations

NBF has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or information provided to us by IPG, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). NBF did not meet

D-4	Page 3

with the auditor of IPG and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of IPG and the reports of the auditor thereon as well as the unaudited interim condensed consolidated financial statements of IPG. This Fairness Opinion assumes such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, we have not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information.

NBF has relied upon forecasts, projections, estimates and budgets provided by IPG, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of IPG management considering IPG’s business, plans, financial condition and prospects, and are not, in the reasonable belief of IPG management, misleading in any material respect (collectively, “Forecasts”).

Senior officers of IPG have represented to NBF in a representation letter dated as of the date hereof, among other things, that: (i) with the exception of the Forecasts, the Information (financial and otherwise) provided orally by, or in the presence of, an officer or employee of IPG or in writing by IPG or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to NBF relating to IPG or any of its subsidiaries or the Arrangement for the purpose of preparing this Fairness Opinion was, at the date the Information was provided to NBF, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of IPG, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of IPG, its subsidiaries or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to NBF, except as disclosed in writing to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of IPG or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on this Fairness Opinion; (iii) to the best of the senior officers’ knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to IPG or any of its subsidiaries or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to NBF; and (iv) any portions of the Information provided to NBF (or filed on SEDAR or EDGAR) which constitute Forecasts (a) were prepared using the assumptions identified therein, which, in the reasonable opinion of IPG, are (or were at the time of preparation and continue to be) reasonable in the circumstances and (b) are not, in such senior officers’ reasonable belief, misleading in any material respect in light of the assumptions used therefor.

With respect to any Forecasts provided to NBF and used in its analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty.

NBF has assumed that, in all respects material to its analysis, the Arrangement Agreement, Disclosure Letter, Voting Support Agreements, Debt Commitment Letter, Equity Commitment Letter and Limited Guaranty Agreement executed by the parties will be in substantially the form of the drafts provided to us, the representations and warranties of the parties contained therein are true, accurate and complete in all material respects, such parties will perform all of the respective covenants and agreements to be performed by them thereunder and all conditions to the obligations of such parties as specified therein will be satisfied without any waiver thereof. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Arrangement will be obtained and that, in connection with obtaining any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on IPG.

This Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to IPG or IPG’s underlying business decision to effect the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreement entered into in connection with the Arrangement.

D-5	Page 4

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this Fairness Opinion for your purposes.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of IPG as they are reflected in the Information and as they were represented to us in our discussions with the management of IPG. In our analyses and in connection with the preparation of this Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the Arrangement. NBF disclaims any undertaking or obligation to advise any person of any change in any fact, information or matter affecting this Fairness Opinion that may come or be brought to NBF’s attention after the date hereof. Without limiting the foregoing, if there is any material change in any fact, information or matter affecting this Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw this Fairness Opinion.

This Fairness Opinion is addressed to the Board and is for the use and benefit of the Board, and may not be referred to, summarized, circulated, publicized or reproduced by IPG (other than in the Information Circular as herein expressly specified) or disclosed (in whole or in part) to any other party for any purpose whatsoever without the express prior written consent of NBF. This Fairness Opinion is not to be construed as a recommendation to any Shareholders to vote in favour or against the Arrangement or any other matter. In addition, this Fairness Opinion does not address in any manner the prices at which any securities of IPG will trade at any time.

NBF believes that its analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Fairness Opinion should be read in its entirety.

Company Overview

IPG develops, manufactures and sells a variety of paper- and film-based pressure-sensitive and water-activated tapes, stretch and shrink films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 4,100 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe.

IPG shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IPT. As of market close on

March 7, 2022, the Company had a market capitalization of approximately $1.4 billion.

Approach to Fairness

In considering the fairness of the Consideration payable pursuant to the Arrangement, from a financial point of view, to the Shareholders, NBF principally considered and relied upon the following methodologies:

(i)	an analysis of the financial multiples of selected comparable companies whose securities are publicly traded (the “Comparable Company Trading Analysis”);

(ii)	an analysis of the financial multiples, to the extent publicly available, of selected precedent transactions (the “Precedent Transactions Analysis”); and

D-6	Page 5

(iii)	a discounted cash flow analysis of IPG.

Additionally, NBF reviewed and considered other factors and analyses as we considered appropriate, including the 52-week trading range and volume weighted average trading prices of the Shares, and equity research analysts’ target prices of the Shares.

Comparable Company Trading Analysis

NBF compared selected financial data of IPG with similar data for selected publicly traded companies engaged in businesses which NBF viewed to be analogous to the business of IPG based on business characteristics, including market segments, industry participation, operations and financial metrics. While the selected companies operate in a similar industry as that of IPG, we noted that none of the selected companies is identical to IPG and certain of these companies may have characteristics that are materially different from those of IPG.

For each of the selected companies, NBF considered the multiple of enterprise value (“EV”) (defined as fully-diluted equity value, less cash and cash equivalents, certain equity interests, plus total debt and capital leases) to estimated EBITDA (defined as earnings before interest, taxes, depreciation, amortization and stock-based compensation expense) for the next twelve months (“NTM”) based on consensus research analyst estimates. The multiples were based on the selected companies’ closing share prices on March 7, 2022 and on publicly available information.

The following companies were reviewed by NBF and formed part of this analysis:

Selected Comparable Companies
3M Company	Amcor plc
Avery Dennison Corporation	Berry Global Group, Inc.
CCL Industries Inc.	Graphic Packaging Holding Company
Greif, Inc.	Packaging Corporation of America
Sealed Air Corporation	Sonoco Products Company
Transcontinental Inc.	Winpak Ltd.

Below we have outlined the range of observed trading multiples for the list of comparable companies enumerated above:

EV / NTM EBITDA
High	10.7x
Low	5.7x
Median	8.5x
Mean	8.4x
IPG	6.2x

In addition, NBF reviewed the historical discount of IPG’s EV / NTM EBITDA multiple to its peers over the past three years which has averaged approximately 1.5x to 2.0x NTM EBITDA.

Based on the results of this analysis and other factors that NBF considered appropriate, NBF selected a multiple reference range of 6.5x to 8.0x for EV / 2022E EBITDA, based on its professional judgement, and applied this reference range to IPG’s estimated EBITDA for fiscal year 2022 based on the mid-point of the Forecasts.

D-7	Page 6

NBF applied a change of control premium to the implied trading value range to determine the en bloc value for the Shares. NBF considered the range of premiums associated with acquisition of control of Canadian companies with greater than $500 million in implied equity value over the past ten years. Based on the results of this analysis and other factors that NBF considered appropriate, NBF selected a control premium range of 25%—35%, based on its professional judgment, and applied this premium to the mid-point of the implied trading value range.

Precedent Transactions Analysis

NBF examined selected precedent public market M&A transactions involving companies that engaged in businesses which NBF viewed to be reasonably analogous to the business of IPG or aspects thereof based on business characteristics, including market segments, industry participation, operations and financial metrics. While the selected precedent transactions involved companies that operated in a similar industry as that of IPG, we note that none of the selected target companies was identical to IPG and certain of these companies may have had characteristics that were materially different from those of IPG.

For each of the selected transactions, NBF considered the ratio of the target company’s enterprise value, implied by the transaction value, to its twelve-month trailing EBITDA (“LTM EBITDA”) prior to the announcement of the transaction, where publicly available. NBF reviewed the following transactions:

Announcement Date	Target	Acquiror
May-21	AR Packaging Group	Graphic Packaging International
Jan-21	Scapa Group plc*	Schweitzer-Mauduit Int’l
Jul-20	IPL Plastics*	Madison Dearborn & CDPQ
Mar-19	RPC Group*	Berry Global Group
Feb-19	Multi-Color Corporation	WS Packaging Group
Dec-18	Ranpak Holdings Corp.*	One Madison Corporation
Aug-18	Bemis	Amcor
Jul-18	Expera Specialty Solutions, LLC	Ahlstrom-Munksjo AB
Apr-18	Coveris Americas	Transcontinental
Nov-17	Clopay Plastic Products	Berry Global Group
Jul-17	Constantia Labels	Multi-Color Corporation
May-17	Charter NEX Films	Leonard Green & Partners
Apr-17	Transcendia	West Street Capital Partners VII (GS)

*	Most Relevant Transactions

Implied Purchase Price / LTM EBITDA
Global Mean	10.0x
Most Relevant Transactions Mean*	9.5x

Based on the results of this analysis and other factors that NBF considered appropriate, NBF selected a multiple reference range of 9.0x to 10.0x LTM EBITDA, based on its professional judgment, and applied this reference range to IPG’s 2021 EBITDA as at December 31, 2021.

Discounted Cash Flow Analysis (“DCF Analysis”)

The DCF Analysis approach requires that certain assumptions be made regarding, among other things, future unlevered free cash flows, terminal values and discount rates. As a part of the DCF Analysis, NBF reviewed and relied upon the Forecasts provided by management and conducted sensitivity analyses thereon.

D-8	Page 7

The Forecasts include assumptions on future revenue growth, relative mix of products, cost of goods sold (COGS) margins, estimated operating costs, capital investment and working capital. In performing the DCF Analysis, NBF calculated the forecasted unlevered free cash flows (defined as earnings before interest and taxes, less taxes, capital expenditures and change in net non-cash working capital, plus depreciation and amortization).

NBF also calculated a range of terminal values of IPG by applying a perpetual growth rate range, selected by NBF in its professional judgment, to the unlevered free cash flow of IPG in the final year of the forecast period. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 9.0% to 10.0%, which was derived by NBF based upon an analysis of the weighted average cost of capital of IPG. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for net debt.

Other Considerations

In addition to the foregoing, NBF also considered a number of other factors or analyses which we have judged, based on our experience in rendering such opinions, to be relevant in the context of the Arrangement including the outcome of the process conducted by the Board to solicit third party interest in an acquisition of IPG.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, NBF is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

Your, very truly,

/s/ NATIONAL BANK FINANCIAL INC.

NATIONAL BANK FINANCIAL INC.

D-9	Page 8

SCHEDULE E - NOTICE OF PRESENTATION OF APPLICATION FOR FINAL ORDER

See attached.

E-1

NOTICE OF PRESENTATION OF APPLICATION FOR FINAL ORDER

TAKE NOTICE that the present Application for an Interim and Final Order will be presented on May 13, 2022 for adjudication of the Final Order before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse, by Microsoft Teams at 9:00 a.m. (Eastern Time), or so soon thereafter as counsel may be heard, in room 16.04 (coordinates available at https://coursuperieureduquebec.ca/en/roles-of-the-court/virtual-hearings), or by telephone conference at the following number +1-581-319-2194 or (833)-450-1741, conference number 516 211 860#, or by videoconference system at teams@teams.justice.gouv.qc.ca, VTC conference number 1149478699, or in any other virtual room or at any other date the Court may see fit. All persons that file a notice of appearance (answer) in accordance with the procedure set forth below shall also be provided with the coordinates to attend the hearing virtually via Microsoft Teams or by telephone.

Pursuant to the Interim Order issued by the Court on March 29,2022, if you wish to appear and be heard at the hearing of the Application for a Final Order, you are required to file and serve upon the following persons a notice of appearance in the form required by the rules of the Court, and any affidavits and materials on which you intend to rely in connection with any submissions at the hearing, as soon as reasonably practicable and by no later than 4:30 p.m. (eastern time) at least five (5) business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time): Counsel to the Applicant, (Attention Mtre Brandon Farber), either by fax (514-397-7600) or e-mail (bfarber@fasken.com), with a copy to the Purchaser by service upon counsel thereof, Stikeman Elliott LLP (Attention Mtre Frédéric Paré), either by fax (514-397-3222) or e-mail (fpare@stikeman.com).

If you wish to contest the Application for a Final Order, you are required, pursuant to the terms of the Interim Order, to serve upon the aforementioned counsel to the Applicant, with copy to counsel to the Purchaser, a written contestation, supported as to the facts alleged by affidavit(s) and exhibit(s), if any, by no later than 4:30 p.m. (Eastern Time) at least five (5) business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

TAKE FURTHER NOTICE that, if you do not file an answer (notice of appearance) within the above-mentioned time limits, you will not be entitled to contest the Application for a Final Order or make representations before the Court, and the Applicant may be granted a judgment without further notice or extension. If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself. A copy of the Final Order issued by the Superior Court of Québec will be filed on SEDAR under the IPG’s issuer profile at www.sedar.com.

DO GOVERN YOURSELVES ACCORDINGLY

E-2

SCHEDULE F - SHAREHOLDERS’ ADVISORY, NON-BINDING RESOLUTION EXECUTIVE COMPENSATION

BE AND IT IS HEREBY RESOLVED:

THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders of the Company accept the approach to executive compensation set out in the sections entitled “Director Compensation” and “Executive Compensation” of the Management Information Circular of the Company dated March 25, 2022.

F-1

SCHEDULE G - SHAREHOLDER RIGHTS PLAN RESOLUTION

WHEREAS the Company adopted a Shareholders Rights Plan on December 14, 2015, which continued existence was ratified by the Shareholders on June 6, 2019 (the “Rights Plan”);

WHEREAS the terms of the Rights Plan require that the continued existence of the Rights Plan be ratified by the “independent Shareholders” (as such term is defined in the Rights Plan) at the 2022 annual meeting of the Shareholders of the Company;

BE AND IT IS HEREBY RESOLVED:

THAT the continuation of the Rights Plan, for an additional three-year period, is hereby ratified and approved;

THAT any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all instruments and documents that such director and officer may, in his or her discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of this resolution.

G-1

SCHEDULE H - SECTION 190 OF THE CANADIAN BUSINESS CORPORATIONS ACT

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

•	(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

•	(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

•	(c) amalgamate otherwise than under section 184;

•	(d) be continued under section 188;

•	(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

•	(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within 20 days after learning that the resolution has been adopted, send to the corporation a written notice containing

•	(a) the shareholder’s name and address;

•	(b) the number and class of shares in respect of which the shareholder dissents; and

•	(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within 30 days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

•	(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

•	(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

•

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

•	(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

•	(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within 30 days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within 50 days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

•	(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

•	(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving a notice under subsection (24), may

•	(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

•

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

•	(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

•	(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

SCHEDULE I – INTERIM ORDER

See attached.

SUPERIOR COURT

CANADA

PROVINCE OF QUEBEC

DISTRICT OF MONTRÉAL

No:	500-11-060879-224

DATE:	March 29, 2022

IN THE PRESENCE OF: THE HONOURABLE CHANTAL CORRIVEAU, J.S.C.

IN THE MATTER OF THE PROPOSED ARRANGEMENT PURSUANT TO SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.C.S. 1985, c. C-44 AS AMENDED

INTERTAPE POLYMER GROUP INC.

Applicant

and

1351693 B.C. LTD.

and

THE DIRECTOR

Impleaded Parties

INTERIM ORDER1

1	All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Circular, which is communicated as Exhibit P-3 to the Application.

PAGE: 198

[1]

ON READING Intertape Polymer Group Inc’s (“IPG” or the “Applicant”) Application for an Interim and Final Order pursuant to the Canada Business Corporations Act, R.C.S. 1985, c. C-44 as amended (the “CBCA”), the exhibits, the sworn statement of Ms. Randi Booth filed in support thereof (the “Application”) and IPG’s Plan of Argument for the Issuance of an Interim Order;

[2]

GIVEN that this Court is satisfied that the Director appointed pursuant to the CBCA has been duly served with the Application and has confirmed in writing that he would not appear or be heard on the Application;

[3]	GIVEN the provisions of the CBCA;

[4]	GIVEN the representations of counsel for IPG and for 1351693 B.C. LTD. (the “Purchaser”);

[5]	GIVEN that this Court is satisfied, at the present time, that the proposed transaction is an “arrangement” within the meaning of Section 192(1) of the CBCA;

[6]	GIVEN that this Court is satisfied, at the present time, that it is not practicable for IPG to effect the arrangement proposed under any other provision of the CBCA;

[7]	GIVEN that this Court is satisfied, at the present time, that IPG meets the requirements set out in Subsections 192(2)(a) and (b) of the CBCA and that IPG is not insolvent;

[8]	GIVEN that this Court is satisfied, at the present time, that the arrangement is put forward in good faith and for a valid business purpose;

FOR THESE REASONS, THE COURT:

[9]	GRANTS the Interim Order sought in the Application and DECLARES that the time for filing and service of the Application is abridged;

[10]	DISPENSES IPG of the obligation, if any, to notify any person other than the Director appointed pursuant to the CBCA with respect to the Interim Order;

[11]

ORDERS that all the holders of common shares of IPG (the “Shareholders”), the holders of options whether vested or unvested (the “Optionholders”) and the holders of DSUs, RSUs or PSUs whether vested or unvested (collectively the “Unitholders” and collectively, with the Shareholders and the Optionholders, the “Securityholders”) and the Purchaser be deemed parties, as Impleaded Parties, to the present proceedings and be bound by the terms of any Order rendered herein;

PAGE: 199

The Meeting

[12]

ORDERS that the Applicant may convene, hold and conduct an annual general and special meeting of the Shareholders (the “Meeting”) on May 11, 2022 at 9:00 a.m. (EDT), as a hybrid meeting with a physical location at the Fairmont Royal York, 100 Front St. West, Toronto, Ontario, M5J 1E3 Canada and the ability to participate virtually, via live webcast at https://web.lumiagm.com/488452910, at which time the Shareholders will be asked, among other things, to consider and, if thought appropriate, to pass, with or without variation, a resolution approving the arrangement (the “Arrangement Resolution”) substantially in the form set forth in Appendix A of the Circular to, among other things, authorize, approve and adopt an arrangement between the Applicant and the Purchaser (the “Arrangement”), and to transact such other business as may properly come before the Meeting, the whole in accordance with the terms, restrictions and conditions of the articles and by-laws of the Applicant, the CBCA, and this Interim Order, provided that to the extent there is any inconsistency between this Interim Order and the terms, restrictions and conditions of the articles and by-laws of the Applicant or the CBCA, this Interim Order shall govern;

[13]

ORDERS that in respect of the vote on the Arrangement Resolution or any matter determined by the chairman of the Meeting (the “Chair of the Meeting”) to be related to the Arrangement, each registered Shareholder shall be entitled to cast one vote in respect of each such share held;

[14]

ORDERS that the quorum shall be present at the Meeting if, at the opening of the Meeting, regardless of the actual number of persons present (in person or virtually), at least three or more Shareholders representing at least 10% of the total number of shares carrying voting rights at the Meeting are present (in person or virtually) or represented by proxy. If a quorum is present at the opening of the Meeting, the Shareholders present (in person or virtually) or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting;

[15]

ORDERS that the only persons entitled to participate, be heard or vote at the Meeting (as it may be adjourned or postponed) shall be the registered Shareholders at the close of business on the March 25, 2022 (the “Record Date”), their proxyholders, and the directors and advisors of the Applicant, provided however that such other persons having the permission of the Chair of the Meeting shall also be entitled to attend and be heard at the Meeting;

[16]

ORDERS that for the purpose of the vote on the Arrangement Resolution, or any other vote taken by electronic ballot at the Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by Shareholders and further ORDERS that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution;

PAGE: 200

[17]

ORDERS that the Applicant, if it deems it advisable or at the Purchaser’s request, subject in each case to the terms of the Arrangement Agreement entered into with the Purchaser, be authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement; further ORDERS that notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by the Applicant; further ORDERS that any adjournment or postponement of the Meeting will not change the Record Date, as defined hereunder, for Shareholders entitled to notice of, and to vote at, the Meeting and further ORDERS that any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting;

[18]

ORDERS that the Applicant and the Purchaser may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification and/or supplement must be (a) set out in writing, (b) approved by the Applicant and the Purchaser, (c) filed with the Court and, if made following the Meeting, approved by the Court and (d) communicated to Shareholders if and as required by the Court;

[19]

ORDERS that notwithstanding paragraph [18] of this Order, any amendment, modification or supplement to the Plan of Arrangement may be made at any time and from time to time without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it concerns a matter which, in the reasonable opinion of Purchaser and the Applicant, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the interest of any Securityholder;

[20]

ORDERS that subject to paragraph [19] of this Order, any amendment, modification and/or supplement to the Plan of Arrangement may be proposed by the Applicant or Purchaser at any time prior to or at the Meeting (provided that the Applicant or Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as required under this Order), shall become part of the Plan of Arrangement for all purposes;

PAGE: 201

[21]

ORDERS that any amendment, modification and/or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Applicant and Purchaser and (ii) if required by the Court, it is consented to by the Shareholders voting in the manner directed by the Court;

[22]

ORDERS that any amendment, modification and/or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any former Securityholder;

[23]

ORDERS that the Applicant is authorized to use proxies at the Meeting; that each of Applicant and the Purchaser, as permitted by the Arrangement Agreement, are authorized, at the expense of the Applicant, to solicit proxies on behalf of the Applicant’s management, directly or through the Applicant’s or the Purchaser’s officers, directors and employees, and through such agents or representatives as the Applicant or the Purchaser may retain for that purpose, and by mail or such other forms of personal or electronic communication as the Applicant or the Purchaser may determine; and that the Applicant may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if it considers it advisable to do so;

[24]

ORDERS that the registered Shareholders at close of business (EDT) on the Record Date or their proxyholders shall be the only persons entitled to vote at the Meeting (as it may be adjourned or postponed);

[25]

ORDERS that, to be effective, the Arrangement Resolution, with or without variation, must be approved by the affirmative vote: (i) at least 662/3% of the votes cast on the Arrangement Resolution by the Shareholders, voting in accordance with this Order and the Applicant’s articles, present (in person or virtually) or represented by proxy at the Meeting and entitled to vote; and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders excluding those Shareholders whose votes are required to be excluded in determining the minority approval pursuant to Regulation 61-101 and further ORDERS that such vote shall be sufficient to authorize and direct the Applicant to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to the Shareholders in the Notice Materials (as this term is defined below);

PAGE: 202

The Notice Materials

[26]

ORDERS that the Applicant shall give notice of the Meeting, and that service of the Application for a Final Order shall be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of this Interim Order, together with the following documents, with such non-material amendments thereto as Applicant may deem to be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (collectively, the “Notice Materials”):

(a)	the Notice of Meeting substantially in the same form as contained in the draft Circular as Exhibit P-3;

(b)	the Circular, its Schedules and Appendices substantially in the same form as the draft contained in Exhibit P-3;

(c)	Forms of Proxy substantially in the same form as contained in Exhibit P-4, which shall be finalized by inserting the relevant dates and other information;

(d)	a Letter of Transmittal substantially in the same form as contained in Exhibit P-5;

(e)

a notice substantially in the form of the draft, a copy of which is annexed as Schedule E to the Circular, providing, among other things, the date, time and room where the Application for a Final Order will be heard, and that a copy of the Interim Order can be found on SEDAR (www.sedar.com) (the “Notice of Presentation”);

[27]	ORDERS that the Notice Materials shall be distributed:

(a)	to the registered Shareholders by mailing the same to such persons in accordance with the CBCA and the Applicant’s by-laws at least twenty-one (21) days prior to the date of the Meeting;

(b)	to the non-registered Shareholders, in compliance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

(c)	to the Applicant’s directors and auditors, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person or by recognized courier service or by email; and

PAGE: 203

(d)	to the Director appointed pursuant to the CBCA, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person by recognized courier service or by email;

[28]	ORDERS that a copy of the Interim Order be posted on SEDAR (www.sedar.com) at the same time the Notice Materials are mailed;

[29]

ORDERS that the Record Date for the determination of Shareholders entitled to receive the Notice Materials and to attend and be heard at the Meeting and vote on the Arrangement Resolution shall be the close of business (EDT) on March 25, 2022;

[30]

ORDERS that the Applicant may make, in accordance with this Interim Order, such additions, amendments or revisions to the Notice Materials as it determines to be appropriate (the “Additional Materials”), which may be communicated by way of press release, news release, newspaper notice, or any other notice distributed to the persons entitled to receive the Notice Materials pursuant to this Interim Order, in the time determined by the Applicant to be most practicable in the circumstances;

[31]

DECLARES that the mailing or delivery of the Notice Materials and any Additional Materials in accordance with this Interim Order as set out above constitutes good and sufficient notice of the Meeting upon all persons, and that no other form of service of the Notice Materials and any Additional Materials or any portion thereof, or of the Application need be made, or notice given or other material served in respect of the Meeting to any person;

[32]	ORDERS that the Notice Materials and any Additional Materials shall be deemed, for the purposes of the present proceedings, to have been received and served upon:

(a)	in the case of distribution by mail, three (3) business days after delivery thereof to the post office;

(b)	in the case of delivery in person or by courier, upon receipt thereof at the intended recipient’s address; and

(c)	in the case of delivery by facsimile transmission or by e-mail, on the day of transmission;

[33]

DECLARES that the accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order or defect in the calling of the Meeting, provided that if any such failure or omission is brought to the attention of the Applicant, it shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most reasonably practicable in the circumstances;

PAGE: 204

Dissenting Shareholders’ Rights

[34]

ORDERS that in accordance with the dissenting shareholders’ rights set forth in the Plan of Arrangement (the “Dissent Rights”), any Registered Shareholder who wishes to dissent must provide a dissent notice so that it is received by the Applicant at [(i) 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec H4M

2X5

(Attention: Secretary), (ii) by facsimile transmission to Fasken Martineau DuMoulin LLP at 514-397-7600 (Attention: Secretary, care of Neil Kravitz), or (iii) by email to nkravitz@fasken.com with the subject [Intertape Polymer Group – Dissent Notice] by no later than 5:00 p.m. (EDT) on the second Business Day immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time) (the “Dissent Notice”);

[35]

DECLARES that a dissenting shareholder who has submitted a Dissent Notice (the “Dissenting Shareholder”) and who votes in favor of the Arrangement Resolution shall no longer be considered a Dissenting Shareholder with respect to the Shares voted in favor of the Arrangement Resolution, and that a vote against the Arrangement Resolution or an abstention shall not constitute a Dissent Notice;

[36]

ORDERS that any Dissenting Shareholder wishing to apply to a Court to fix a fair value for the Shares in respect of which Dissent Rights have been duly exercised must apply to the Superior Court of Québec and that for the purposes of the Arrangement contemplated in these proceedings, the “Court” referred to in Section 190 of the CBCA means the Superior Court of Québec;

The Final Order Hearing

[37]

ORDERS that subject to the approval by the Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Applicant may apply for this Court to sanction the Arrangement by way of a final judgment (the “Application for a Final Order”);

[38]

ORDERS that the Application for a Final Order be presented on May 13, 2022 before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse, by Microsoft Teams at 9:00 a.m. (EDT), or so soon thereafter as counsel may be heard, in virtual room 16.04 (coordinates available at https://coursuperieureduquebec.ca/en/roles-of-the-court/virtual-hearings), or by telephone conference at the following number +1-581-319-2194 or (833)-450-1741, conference number 516 211 860#, or by videoconference system at teams@teams.justice.gouv.qc.ca, VTC conference number 1149478699, or in any other virtual room or at any other date this Court may see fit;

PAGE: 205

[39]

ORDERS that to the extent that a hearing in person of the Application for a Final Order is possible, the Applicant shall provide notice thereof on its website (www.itape.com), including the date, time, location and room number, at least one (1) day prior to such hearing

[40]

ORDERS that the mailing or delivery of the Notice Materials constitutes good and sufficient service of the Application and good and sufficient notice of presentation of the Application for a Final Order to all persons, whether those persons reside within Québec or in another jurisdiction;

[41]	ORDERS that the only persons entitled to appear and be heard at the hearing of the Application for a Final Order shall be the Applicant, the Purchaser and any person that:

a)

by service upon counsel to the Applicant, Fasken Martineau DuMoulin LLP (Attention Mtre Brandon Farber), either by fax (514-397-7600) or e-mail (bfarber@fasken.com), with a copy to the Purchaser by service upon counsel thereof, Stikeman Elliott LLP (Attention Mtre Frédéric Paré), either by fax (514- 397-3222) or e-mail (fpare@stikeman.com), serves a notice of appearance in the form required by the rules of the Court, and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, as soon as reasonably practicable, and, in any event, no later than 4:30 p.m. (EDT) at least five (5) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time); and

b)

if such appearance is with a view to contesting the Application for a Final Order, serves on counsel for the Applicant (at the above email address or facsimile number), with copy to counsel for the Purchaser (at the above e-mail address or facsimile number), no later than 4:30 p.m. (EDT) at least five (5) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), a written contestation supported as to the facts alleged by affidavit(s), and exhibit(s), if any;

[42]	ALLOWS the Applicant to file any further evidence it deems appropriate, by way of supplementary affidavits or otherwise, in connection with the Application for a Final Order;

Miscellaneous

[43]	DECLARES that the Applicant shall be entitled to seek leave to vary this Interim Order upon such terms and such notice as this Court deems just;

PAGE: 206

[44]

REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada, the Federal Court of Canada and any judicial, regulatory or administrative of body of any other nation or state, to assist the Applicant and their agents in carrying the terms of the Interim Order;

[45]	ORDERS provisional execution of this Interim Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;

[46]	DECLARES that this Court shall remain seized of this matter to resolve any difficulty which may arise in relation to, or in connection with the Interim Order sought;

[47]	THE WHOLE without costs.

Chantal Corriveau The Honourable Chantal Corriveau, J.S.C.

Mtre Brandon Farber

Fasken Martineau DuMoulin LLP

Attorney for Intertape Polymer Group Inc.

Mtre Frédéric Paré

Stikeman Elliott LLP

Attorney for 1351693 B.C. Ltd.

Date of hearing: March 29, 2022

SCHEDULE J – FORM OF LETTER OF TRANSMITTAL

See attached.

INTERTAPE POLYMER GROUP INC.

LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF SHARES

This Letter of Transmittal is important and requires your immediate attention. This Letter of Transmittal must be completed, duly executed and submitted by all registered holders of Shares holding physical Share certificates and/or DRS Transaction Advices. Such Shareholders must forward a properly completed and signed Letter of Transmittal and all other required documents to TSX Trust Company (the “Depositary”) in accordance with the instructions contained herein in order to receive the consideration to which they are entitled under the Arrangement. Shareholders must also forward the physical Share certificate(s) representing their Shares and/or, as applicable, a copy of the DRS Transaction Advice(s) representing their Shares.

Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee or intermediary should NOT use this Letter and should contact that nominee or intermediary for instructions and assistance in delivering those Shares.

This Letter of Transmittal (the “Letter”) is for use by registered holders (“Shareholders”) of common shares (the “Shares”) of Intertape Polymer Group Inc. (the “Company”) in connection with the proposed plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”), as described in the Management Proxy Circular of the Company dated April 1, 2022 (as it may be amended or supplemented, the “Circular”) accompanying this Letter pursuant to which, and in accordance with the terms of an arrangement agreement dated as of March 7, 2022 (the “Arrangement Agreement”), each Shareholder of the Company, other than any dissenting shareholders, will be entitled to receive from 1351693 B.C. Ltd. (the “Purchaser”) Cdn.$40.50 in cash per Share held (the “Consideration”). Shareholders who return validly completed and duly executed Letters together with all other required documents to the Depositary in accordance with the instructions set out below should receive their aggregate Consideration as soon as reasonably practicable after the date on which the Arrangement will become effective (the “Effective Date”). Shareholders who return Letters after the Effective Date will receive their aggregate Consideration as soon as is reasonably practicable following receipt of the Letters and other required documents by the Depositary. Capitalized terms used but not defined in this Letter have the respective meanings set out in the Circular, which is also available under the Company’s profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov.

The Arrangement is subject to, among other things, the approval of the Shareholders at an annual and special meeting (the “Meeting”) scheduled to be held on May 11, 2022 (as may be postponed or adjourned), and, if approved, the Arrangement is currently expected to be completed in the third quarter of 2022 (subject to receipt of the required court and regulatory approvals). Shareholders should refer to the Circular for more information regarding the expected timing for completion of the Arrangement. If the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms, the Depositary will return to the Shareholders the Share certificate(s) enclosed with their Letter(s) in accordance with the instructions provided in the Letter(s), and the Shareholders will not be entitled to receive any consideration for their Shares.

PLEASE CAREFULLY READ THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER. In particular, reference is made to the heading in the Circular entitled “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

SHAREHOLDERS WHO DO NOT FORWARD A PROPERLY COMPLETED AND SIGNED LETTER AND SHARE CERTIFICATE(S) AND/OR, AS APPLICABLE, COPIES OF DRS TRANSACTION ADVICE(S) REPRESENTING THEIR SHARES TO THE DEPOSITARY ON OR PRIOR TO THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE OF THE ARRANGEMENT WILL FORFEIT ALL ENTITLEMENT TO ANY CONSIDERATION UNDER THE ARRANGEMENT.

Please note that the delivery of this Letter does not constitute a vote in favour of the Arrangement Resolution or any other matters to be considered at the Meeting. To exercise your right to vote at the Meeting, you must complete and return the form of proxy that accompanied the Circular to the Depositary prior to 12:00 p.m. (EDT) on May 9, 2022, as further described in the Circular.

If you need assistance in completing this Letter, please contact TSX Trust Company at 1-800-387-0825 (toll free in Canada and the U.S.) or at (416) 682-3860 (other countries) or by email at shareholderinquiries@tmx.com, or contact your professional advisor.

DIRECTION

TO:	INTERTAPE POLYMER GROUP INC.
AND TO:	1351693 B.C. LTD.
AND TO:	TSX TRUST COMPANY, at its address set out below.

The Shares held by the undersigned are represented by:

☐ Physical Share certificate(s)                     AND / OR                     ☐ DRS Transaction Advice(s)

In connection with the Arrangement, the undersigned hereby irrevocably deposits with you the following certificate(s) representing Shares, details of which are as follows and/or, if the Shares are represented by DRS Transaction Advice(s), the undersigned hereby attaches a copy of the DRS Transaction Advice(s) representing Shares, details of which are as follows:

CERTIFICATE NUMBER AND/OR DRS TRANSACTION ADVICE NUMBER	NUMBER OF SHARES	NAME AND ADDRESS OF REGISTERED HOLDER(S)

TOTAL

Notes:

(1)	If space is insufficient, please attach a separate schedule to this Letter.

(2)	The total of the numbers filled in above must equal the total number of Shares represented by the Share certificates(s) and/or DRS Transaction Advice(s) enclosed with this Letter.

(3)	If any of your Share certificate(s) are lost, please refer to Instruction 6 to this Letter.

The undersigned instructs the Depositary to mail the cheques representing the Consideration by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below.

BLOCK A ISSUE CHEQUE IN THE NAME OF: (please print)	BLOCK B SEND CHEQUE (Unless Block “D” is checked) TO:

(Name)	(Name)
(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal or Zip Code)	(Country and Postal or Zip Code)

(Telephone - Business Hours)	(Telephone - Business Hours)

(Social Insurance or Social Security Number)

BLOCK C	BLOCK D

U.S. Holders must provide their Taxpayer Identification Number ______________________	☐ HOLD CHEQUE FOR PICK-UP

Signature guaranteed by (if required under Instruction 3 set out below)	Dated:

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 4)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative (please print or type) (if applicable)

Settlement of an aggregate Consideration in excess of Cdn.$25 million will be made only in accordance with wire transfer instructions provided by the Shareholder to the Depositary in writing. See section 7 of the Representations and Warranties set forth below.

BLOCK E

CURRENCY ELECTION

All cash payments will be made in Canadian dollars, unless Shareholders elect to use the Depositary’s currency exchange services to convert their payment into, and have such payment made in, United States dollars by checking the box below. If a Shareholder does not check the below box, payment of the Consideration will be issued in Cdn$.

☐ Check here to receive payment of the Consideration in United States dollars (USD$)

Notice: By checking the box above, the undersigned acknowledges and agrees that (a) the exchange rate for one Canadian dollar expressed in United States dollars will be the rate available from TSX Trust Company, in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted, (b) the risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder, and all costs incurred with the currency conversion are for the Shareholder’s sole account and will be at such Shareholder’s sole risk and expense, and (c) the Depositary may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency. TSX Trust Company will act as principal in such currency conversion transactions. If the undersigned wishes to receive payment in United States dollars, certificate(s) and/or, as applicable, copies of DRS transaction advice(s) representing the undersigned’s Shares and this validly completed and duly signed Letter of Transmittal must be delivered to the Depositary.

Form W-9 (Rev. October 2018) Department of the Treasury Internal Revenue Service	FORM W-9 – FOR U.S. HOLDERS ONLY Request for Taxpayer Identification Number and Certification Go to www.irs.gov/FormW9 for instructions and the latest information.	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 3.	1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

4 Exemptions (codes apply only to
certain entities, not individuals; see
instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting

code (if any)

(Applies to accounts maintained outside the U.S.)

	☐ Individual/sole proprietor or single-member LLC	☐	C Corporation	☐	S Corporation	☐	Partnership	☐	Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership)

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another
LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions)

	5 Address (number, street, and apt. or suite no.) See instructions.							Requester’s name and address (optional)
6 City, state, and ZIP code
7 List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later.

Social security number

-	-
or

Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter.	Employer identification number

-

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. citizen or other U.S. person (defined below); and

4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here	Signature of U.S. person	Date

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

◆ Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

  Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

  If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later.

Cat. No. 10231X	Form W-9 (Rev. 10-2018)

Form W-9 (Rev. 10-2018)	Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships, earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018)	Page 3

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.

d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC

• LLC treated as a partnership for U.S. federal tax purposes,

• LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or

• LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.

Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

•  Generally, individuals (including sole proprietors) are not exempt from backup withholding.

•  Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

•  Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

•  Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018)	Page 4

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4
[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.
[2]

However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at

www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

Form W-9 (Rev. 10-2018)	Page 5

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:
1.	Individual	The individual

2.	Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]

3.	Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account

4.	Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]

5.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]

6.	Sole proprietorship or disregarded entity owned by an individual	The owner[3]

7.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:		Give name and EIN of:
8.	Disregarded entity not owned by an individual	The owner

9.	A valid trust, estate, or pension trust	Legal entity[4]

10.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation

11.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

12.	Partnership or multi-member LLC	The partnership

13.	A broker or registered nominee	The broker or nominee
14.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

15.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2 Circle the minor’s name and furnish the minor’s SSN.

3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier.

*Note: The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 10-2018)	Page 6

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027.

Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

REPRESENTATIONS AND WARRANTIES

By completing and signing this Letter, the Shareholder completing this Letter (the “Signatory”) represents, warrants, agrees, instructs and acknowledges as follows:

1.

It is understood that upon receipt of this Letter, the certificate(s) and/or copies of DRS Transaction Advice(s) representing Shares transmitted herewith and any other required documentation, and following the Effective Date, the Depositary or its agent will send to the Signatory or hold for pick-up, in accordance with instructions given above, a cheque for the applicable Consideration payable to the Signatory under the Arrangement for the Shares transmitted herewith. The cheque will be made payable to the name (and at the address) of the Shareholder specified in the above form.

2.

The Signatory covenants, represents and warrants to the Company, the Purchaser and the Depositary that: (i) the Signatory is the registered owner of the Shares being transmitted, (ii) such Shares will be transferred by the Signatory free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the Signatory has full power, capacity and authority to execute and deliver this Letter and transfer the Shares, and all information inserted into this Letter by the Signatory is accurate, (iv) the Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any Shares to any other person, (v) the surrender of the Shares complies with applicable laws, (vi) the Signatory will execute and deliver any additional documents necessary or desirable to complete the surrender of such Shares, (vii) the Signatory will not, prior to the Effective Date, transfer or permit to be transferred any of such transmitted Shares; and (viii) either the Signatory is a U.S. Holder of Shares and has completed and returned to the Depositary with this Letter a Form W-9, or the Signatory is not a U.S. Holder (see Item 7 under “Instructions”). The Signatory represents that he, she or it has received and has reviewed the Circular. The covenants, representations and warranties of the Signatory contained herein survive the completion of the Arrangement.

3.

Except with respect to any proxy in respect of any Shares deposited regarding the vote on the Arrangement Resolution or with respect to any support and voting agreement entered into among the Signatory and the Purchaser, the Signatory revokes any and all authority, other than as granted in this Letter, whether as agent, attorney-in-fact, attorney, fondé de pouvoir, proxy or otherwise, previously conferred or agreed to be conferred by the Signatory at any time with respect to the Shares being transmitted. No subsequent authority, whether as agent, attorney-in-fact, attorney, fondé de pouvoir, proxy or otherwise, will be granted with respect to the transmitted Shares. All authority conferred or agreed to be conferred by the Signatory in this Letter shall survive the death or incapacity of the Signatory and any obligations of the Signatory hereunder shall be binding upon the heirs, legal representatives, successors and assigns of the Signatory.

4.

The Signatory instructs the Depositary to mail the cheque for the aggregate Consideration as soon as practicable after the later of the Effective Date and the date that the Shares (together with a properly completed and signed Letter and all other required documents) are delivered to the Depositary, by first class mail, postage prepaid, to the Signatory, or to hold such cheque for pick-up, in accordance with the instructions given above. If the Arrangement is not completed, the transmitted Shares and all other ancillary documents are directed to be returned to the Signatory in accordance with the same instructions given above.

5.

The Signatory surrenders to the Purchaser, in accordance with the terms of the Plan of Arrangement, all right, title and interest in and to the Shares and irrevocably appoints and constitutes the Depositary the lawful attorney of the Signatory, with full power of substitution to deliver the certificates and/or DRS Transaction Advices representing the Shares pursuant to the Arrangement and to effect the transfer of the Shares on the books and records of the Company.

6.

It is understood that pursuant to the rules of the Canadian Payments Association, a Cdn.$25 million ceiling has been established on cheques, bank drafts and other paper based payments processed through Canada’s clearing system. As a result, any payment to the Signatory in excess of Cdn.$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the Signatory in excess of Cdn.$25 million will be made only in accordance with wire transfer instructions provided by the Signatory to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the Signatory promptly following the Effective Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary or its agent resulting from the provision by the Signatory of wire transfer instructions or otherwise will not entitle the Signatory to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Arrangement.

7.

Under no circumstances will interest on the payment of the Consideration in respect of the transmitted Shares accrue or be paid to Shareholders, regardless of any delay in making such payment, and the Signatory represents and warrants that the payment of the Consideration in respect of the transmitted Shares will completely discharge any obligations of the Purchaser, the Company and the Depositary with respect to the matters contemplated by this Letter and in the Plan of Arrangement.

8.

The method used to deliver this Letter and any accompanying certificate(s) and/or any copies of DRS Transaction Advice(s) representing Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. The Company recommends that such documents be hand delivered to the Depositary at its office specified above, and a receipt obtained. However, if such documents are mailed, the Company recommends that registered mail be used and that proper insurance be obtained.

9.

By reason of the use of this Letter by the Signatory, the Signatory shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage de la présente lettre d’envoi par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l’arrangement, qui est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

This Letter (or a manually signed facsimile thereof), together with the accompanying certificate(s) and/or copies of DRS Transaction Advice(s) representing Shares and all other required documents, must be received by the Depositary at the office listed below:

The Depositary is: TSX TRUST COMPANY

By Mail (Except Registered Mail)
P. O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4
Attention: Corporate Actions

By Hand, Courier or Registered Mail
1 Toronto Street
Suite 1200
Toronto, Ontario
M5C 2V6
Attention: Corporate Actions

Telephone: (416) 682-3860
Toll Free: 1-800-387-0825
E-mail: shareholderinquiries@tmx.com

(b)

The method used to deliver this Letter, and the accompanying certificate(s) and/or DRS Transaction Advice(s) representing Shares, and all other required documents, is at your option and risk, and delivery will be deemed to be effective only when such documents are actually received by the Depositary (and provided all required documents are received by the Depositary). The Company recommends that the necessary documentation be hand delivered to the Depositary at the applicable address specified above and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended. Delivery of this Letter to an address other than as specified above will not constitute valid delivery to the Depositary.

2.	Signatures

(a)	This Letter must be completed, dated and signed by the registered holders of Shares or by such person’s duly authorized representative in accordance with Instruction 4 below.

(b)

If this Letter is signed by the registered owner(s) of the accompanying certificate(s) and/or DRS Transaction Advice(s), such signature(s) on this Letter must correspond with the name(s) as registered or as written on the face of such certificate(s) and/or DRS Transaction Advice(s) without any change whatsoever, and the certificate(s) need not be endorsed. If the transmitted certificate(s) and/or DRS Transaction Advice(s) is owned of record by two or more joint owners, all such owners must sign this Letter.

(c)	If this Letter is signed by a person other than the registered owner(s) of the accompanying certificate(s) and/or DRS Transaction Advice(s):

(i)

such transmitted certificate(s) and/or DRS Transaction Advice(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and/or DRS Transaction Advice(s) and must be guaranteed as noted in Instruction 3 below.

3.	Guarantee of Signature

(a)

If this Letter is signed by a person other than the registered owner(s) of the accompanying certificate(s) and/or DRS Transaction Advice(s), or if the Arrangement is not completed and the accompanying certificate(s) and/or copy of DRS Transaction Advice(s) is to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of our transfer agent, or if the payment is to be issued in the name of a person other than the registered owner of the accompanying certificate(s) and/or DRS Transaction Advice(s), such signature(s) must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

(b)

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

If this Letter is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter must be accompanied by satisfactory evidence of authority to act. Any of the Company or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.

5.	Miscellaneous

(a)	If the space provided in this Letter is insufficient, the requested information should be set out on a separate list and attached to this Letter.

(b)	If Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of the Circular and this Letter may be obtained from the Depositary at its address listed above.

(e)	This Letter will be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein.

(f)	Before completing this Letter, you are urged to read the accompanying Circular and discuss any questions with financial, legal and/or tax advisors.

(g)	The Company reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter received by it.

(h)

All questions as to validity, form, eligibility (including timely receipt) and acceptance shall be determined by the Purchaser in its sole discretion. Shareholders agree such determination shall be final and binding. There shall be no duty or obligation on the part of the Purchaser, the Company, the Depositary or any other person to give notice of any defect or irregularity in the deposit of Shares and no liability shall be incurred by any of them for failure to give such notice.

(i)

All payments will be made in Canadian dollars. However, a Shareholder may prior to the Effective Time elect instead to receive payment in U.S. dollars by completing the election under “Block E—Currency Election” of this Letter, in which case such Shareholder will have acknowledged and agreed to the terms set out therein.

6.	Lost Certificates

If a Share certificate has been lost, destroyed or stolen, the registered holder of that certificate should immediately contact TSX Trust Company at 1-800-387-0825 (toll free in Canada and the United States) or (416) 682-3860 (other countries).

You will be required to complete and submit certain documentation, including a bond and/or indemnity (the whole, as provided for in the Plan of Arrangement), before you can receive any Consideration for your Shares. This Letter should be completed as fully as possible and forwarded, together with a letter describing the loss, destruction or theft, to the Depositary.

7.	Form W-9 — U.S. Shareholders

In order to avoid “backup withholding” of United States income tax on payments made on the Shares, a registered Shareholder that is a U.S. Holder of Shares must generally provide the person’s correct taxpayer identification number (“TIN”) on the IRS Form W-9 included herein and certify, under penalties of perjury, that such number is correct and that such registered Shareholder is not subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty of up to U.S.$500 may be imposed on the registered Shareholder that is a U.S. Holder of Shares by the IRS and payments made with respect to the Shares may be subject to backup withholding of 24%. Additionally, to prevent backup withholding, each non-U.S. Holder of Shares is required to provide a properly executed applicable IRS Form W-8, certifying under penalties of perjury to the holder’s non-U.S. status or otherwise establish an exemption from backup withholding. IRS Forms W-8BEN or W-8BEN-E, or other applicable IRS Forms W-8, may be obtained from the IRS website at the following address: www.irs.gov.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, certain corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A registered Shareholder that is a U.S. Holder of Shares should consult his or her tax advisor as to the Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual’s social security number. If a registered Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, then such Shareholder should write “Applied For” in Part I of the Form W-9. A Shareholder that is a U.S. Holder of Shares waiting for a TIN to be issued or that has not specified a TIN in the completed Form W-9 must provide a TIN within 60 days, otherwise payments made with respect to the Shares potentially may be subject to backup withholding at a rate of 24%.

Non-U.S. persons receiving payments in the U.S. should return a completed Form W-8ECI, W-8IMY, W-8BEN or W-8BEN-E, as appropriate, a copy of which is available at www.irs.gov.

8.	Return of Share Certificates and/or DRS Transaction Advices

If the Arrangement does not proceed for any reason, any certificate and/or copy of DRS Transaction Advice for Shares received by the Depositary will be returned to you forthwith at the address set forth above or, failing such address being specified, at your last address as it appears on the securities register of the Company.

9.	Privacy Notes

The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a Privacy Code relating to information practices and privacy protection. It is available by writing to the Depositary at Chief Privacy Officer, TSX Trust, 100 Adelaide St. West, Toronto, ON, M5H 1S3. The Depositary will use the information provided on this form in order to process the undersigned Shareholder’s request and will treat the Shareholder’s signature(s) on this form as such Shareholder’s consent to the above.

If you need assistance in completing this Letter, please contact TSX Trust Company at 1-800-387-0825 (toll free in Canada and the U.S.) or at (416) 682-3860 (other countries) or by email at shareholderinquiries@tmx.com, or contact your professional advisor.

The Depositary is: TSX TRUST COMPANY

By Mail (Except Registered Mail)

P. O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario

M5C 2K4

Attention: Corporate Actions

By Hand, Courier or Registered Mail

1 Toronto Street

Suite 1200

Toronto, Ontario

M5C 2V6

Attention: Corporate Actions

Telephone: (416) 682-3860

Toll Free: 1-800-387-0825

APPENDIX A - VIRTUAL MEETING - CODE OF PROCEDURE

1. Application

This Code shall govern the conduct of virtual meetings of Shareholders (each, a “Meeting”) of Intertape Polymer Group Inc. (the “Company”). It is a complement to the provisions of the Canada Business Corporations Act, including the regulations or guidelines thereunder, (the “CBCA”), and to the Company’s General By-Laws (the “By-Laws”). In case of conflict, the prevailing authorities shall be as follows: the CBCA, then the By-Laws and then this Code.

In order to facilitate a fair and productive Meeting, we ask your cooperation in observing the following procedures:

2. Business of the Meeting

The business to be conducted at the Meeting is set forth in the Notice of Meeting and Management Proxy Circular (the “Circular”). We will strictly follow the agenda of Meeting as set out in the Circular.

3. Registered Shareholders and Non-Registered Shareholders

Only persons shown on the register of Shareholders at the close of business on March 25, 2022 and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholders), will be entitled to vote at the Meeting. Please follow the instructions provided in the Circular to participate at the Meeting. If you have voted your shares prior to the start of the Meeting, and your vote has been received by the Company’s scrutineers, then there is no need to vote those shares during the Meeting, unless you wish to revoke or change your vote.

Shareholders and duly appointed proxyholders entitled to vote at the Meeting may vote by proxy in advance of the Meeting. Non-registered Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests. Guests are able to attend the Meeting but are not able to submit questions or vote their shares (if any).

4. Questions

Shareholders and duly appointed proxyholders may submit questions during the Meeting using the “Ask a Question” field provided in the web portal. Questions may be submitted at any point during the Meeting but must be submitted prior to the commencement of voting on the matter to which they relate. Subject to this Code, all questions relating to a matter subject to a vote at the Meeting that are deemed to be appropriate and directly related to such matter will be addressed prior to the closing of voting on such matter.

Following termination of the formal business of the Meeting and time permitting, the Company will address any appropriate general questions received from Shareholders and duly appointed proxyholders regarding the Company.

5. Pertinence and Good Order

In order to facilitate a respectful and effective Meeting, only questions of general interest to all Shareholders will be answered.

6. Specific Questions

If there are any matters of individual concern to a Shareholder and not of general concern to all Shareholders, or if a question posed was not otherwise answered, such matters may be raised separately after the meeting by contacting the Company’s Investor Relations by sending an e-mail to ross.marshall@loderockadvisors.com.

App. A-1

7. Discretions

To ensure the Meeting is conducted in a manner that is fair to all Shareholders, the Chair of the Meeting may exercise broad discretion in responding to questions, including the order in which the questions are answered, the grouping or editing of the questions and the amount of time devoted to any question.

8. Recording

Any recording of the Meeting is prohibited.

App. A-2

APPENDIX B – NON-GAAP AND OTHER SPECIFIED FINANCIAL MEASURES

The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP. The Company also uses certain non-GAAP and other specified financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted EBITDA margin, Compensation Adjusted EBITDA, Compensation Cash Flows, free cash flows and ROIC. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company’s ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP and other specified financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP. Summations in the tables presented are based on unrounded numbers.

A non-GAAP financial measure (i) depicts the historical or expected future financial performance, financial position or cash flows of the Company, (ii) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most comparable financial measure presented in the financial statements, (iii) is not presented in the financial statements of the Company, and (iv) is not a ratio, fraction, percentage or similar representation. The non-GAAP financial measures presented and discussed in this document are: EBITDA, adjusted EBITDA, Compensation Adjusted EBITDA, Compensation Cash Flows and free cash flows.

A non-GAAP ratio is a financial measure presented in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one of its components and is not presented in the financial statements of the Company. The non-GAAP ratios presented and discussed in this document are: Adjusted EBITDA Margin and ROIC.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Compensation Adjusted EBITDA

A reconciliation of the Company’s EBITDA, adjusted EBITDA and Compensation Adjusted EBITDA, all of which are non-GAAP financial measures, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the table below. EBITDA, adjusted EBITDA and Compensation Adjusted EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP.

The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment.

The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments (“M&A Costs”); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below.

App. B-1

Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of revenue.

Compensation Adjusted EBITDA is defined by the HRCC as Adjusted EBITDA excluding: (i) performance bonus expense and (ii) the positive or negative impact on Adjusted EBITDA of the acquisition of Nuevopak Global Limited (“Nuevopak Acquisition”).

The terms “EBITDA”, “adjusted EBITDA”, “adjusted EBITDA margin” and “Compensation Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA, adjusted EBITDA, adjusted EBITDA margin and Compensation Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA and Compensation Adjusted EBITDA exclude costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA, adjusted EBITDA, adjusted EBITDA margin and Compensation Adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s HRCC to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.

EBITDA, Adjusted EBITDA and Compensation Adjusted EBITDA Reconciliation to Net Earnings

(In millions of USD)

(Unaudited)

App. B-2

	Year ended December 31,
	2021	2020
	$	$
Net earnings	70.0	73.5
Interest and other finance costs	56.9	23.2
Income tax expense	24.1	19.1
Depreciation and amortization	65.5	63.8

EBITDA	216.5	179.6
Manufacturing facility closures, restructuring and other related charges	—	4.3
M&A Costs	8.1	3.5
Share-based compensation expense	21.7	22.9
Impairment of long-lived assets and other assets	0.8	0.6
Loss on disposal of property, plant and equipment	0.1	0.3

Adjusted EBITDA	247.2	211.1
Performance bonus expense	8.5	9.2
Impact of Nuevopak Acquisition	(0.5)	—

Compensation Adjusted EBITDA	255.2	220.4

Compensation Cash Flows

Compensation Cash Flows is defined by HRCC as cash flows from operating activities excluding: (i) the cash flows from operating activities of the Nuevopak Acquisition in the current year; (ii) M&A Costs paid in the current year excluding certain costs associated with planned acquisition integration activities; and (iii) the income tax effect of these items. The term “Compensation Cash Flows” does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Compensation Cash Flows is not a measurement of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it is used by management to set targets and is a metric that, among others, can be used by the Company’s HRCC to establish performance bonus metrics and payout. A reconciliation of compensation cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Compensation Cash Flows Reconciliation to Cash Flows From Operating Activities

(In millions of USD)

(Unaudited)

	Year ended December 31,
	2021	2020
	$	$
Cash flows from operating activities	160.4	179.6
M&A Costs	6.9	2.7
Impact of Nuevopak Acquisition	(0.8)	—
Income tax effect of these items	(1.1)	(0.4)

Compensation Cash Flows	165.4	182.0

App. B-3

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment. The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company’s financial statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences normal business seasonality that typically results in cash flows from operating activities and free cash flows that are negative in the first quarter and progressively increase each quarter throughout the year with the majority being generated in the fourth quarter in line with required working capital investments. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities

(In millions of USD)

(Unaudited)

	Year ended December 31,
	2021	2020
	$	$
Cash flows from operating activities	160.4	179.6
Less purchases of property, plant and equipment	(81.3)	(45.8)

Free cash flows	79.1	133.8

ROIC

ROIC is defined by the governing documents of the PRSU Plan as the Net Operating Profit after Tax (“NOPAT”) divided by the average book value of invested capital. NOPAT is Earnings Before Interest and Taxes (“EBIT”) plus adjustments less taxes. Invested capital is total debt plus total equity less cash plus adjustments. Adjustments may be made by the Board in its sole discretion: (i) the positive or negative impact of mergers and acquisitions, including NOPAT of the acquired or divested business, due diligence costs and other advisory fees associated with mergers and acquisitions projects, and the impact on invested capital; (ii) the positive or negative impact of material changes to the capital deployment plan existing in the financial plan supporting the ROIC Performance Targets; (iii) the material net impact of one or more of the following items after available collectible insurance: changes in tax laws, changes in accounting principles, changes in regulatory requirements (including, but not limited to environmental regulations), the cost and ultimate financial impact of legal suits and/or settlements, expenses caused by natural disasters or intentionally caused damage to the Company’s property, and non-cash accounting write-downs of goodwill, other intangible assets and fixed assets; and (iv) other unplanned, material positive or negative impacts which impact ROIC by more than 0.2% and were not included in formulating the ROIC Performance Targets (i.e. otherwise not included in the long-range plan). NOPAT and invested capital are non-GAAP financial measures. A reconciliation of NOPAT and invested capital to their respective, most directly comparable GAAP financial measure is set forth in the tables below.

App. B-4

NOPAT Reconciliation to Net Earnings

(In millions of USD)

(Unaudited)

	Three-year performance period ended December 31,
	2021	2020
	$	$
Net earnings	184.7	161.3
Interest and other finance costs	115.1	79.1
Income tax expense	59.5	45.2
Adjustments	67.4	34.0
Less taxes	(117.0)	(65.9)

NOPAT	309.6	253.8

Invested Capital Reconciliation to Total Equity

(In millions of USD)

(Unaudited)

For use in the computation of ROIC for the three-year performance period ended December 31, 2021:

	December 31,
	2021	2020	2019
	$	$	$
Total equity	352.2	316.7	272.2
Plus total debt	555.3	490.0	508.8
Less cash	(26.3)	(16.5)	(7.0)
Adjustments	(11.5)	(26.8)	20.0

Invested capital	869.7	763.3	794.0

For use in the computation of ROIC for the three-year performance period ended December 31, 2020:

	December 31,
	2020	2019	2018
	$	$	$
Total equity	316.7	272.2	261.4
Plus total debt	490.0	508.8	500.0
Less cash	(16.5)	(7.0)	(18.7)
Adjustments	(200.1)	(170.2)	(167.7)

Invested capital	590.1	603.8	575.0

TSR

TSR is calculated by determining the appreciation of the five-day VWAP of a Share on the TSX at the beginning (January 1 of the year of grant) and end of the three-year performance period plus any dividend yield earned on a Share in that period.

App. B-5

QUESTIONS?

NEED HELP VOTING?

CONTACT US

North American Toll Free Phone

1.855.682.9437

E-mail: contactus@kingsdaleadvisors.com Fax: 416.867.2271

Toll Free Facsimile: 1.866.545.5580

Outside North America, Banks and Brokers

Call Collect: 416.867.2272

Appointment of Proxyholder

I/We, being holder(s) of common shares of Intertape Polymer Group Inc. (the “Company”), hereby appoint: James Pantelidis, Chair of the Board of Directors, OR, failing him, Jeffrey Crystal, Chief Financial Officer, OR, failing him, Randi M. Booth, Corporate Secretary,

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be conducted at 9:00 a.m. (EDT) on Wednesday, May 11, 2022 at the Fairmont Royal York Hotel, New Brunswick Room, 100 Front Street West, Toronto, Ontario M5J 1E3 and via live webcast at https://web.lumiagm.com/488452910 using password: intertape2022 (case sensitive) and otherwise following the instructions in the accompanying management information circular at and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such materials, please tick the applicable boxes below. You may also go to TSX Trust Company’s website www.tsxtrust.com/financialstatements and input code 3320A.

☐	I would like to receive quarterly financial statements

☐	I would like to receive annual financial statements

Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen.

1. Approve the plan of arrangement	FOR	AGAINST
A special resolution to approve a proposed plan of arrangement under section 192 of the Canada Business Corporations Act pursuant to an arrangement agreement dated March 7, 2022 entered into between 1351693 B.C. Ltd. (the “Purchaser”), a British Columbia corporation and an affiliate of Clearlake Capital Group, L.P., and the Company, to effect among other things, the acquisition by the Purchaser of all of the outstanding common shares of the Company in exchange for C$40.50 cash per common share.	☐	☐

2. Election of Directors	FOR	WITHHOLD
1. Chris R. Cawston	☐	☐
2. Jane Craighead	☐	☐
3. Frank Di Tomaso	☐	☐
4. Robert J. Foster	☐	☐
5. Dahra Granovsky	☐	☐
6. James Pantelidis	☐	☐
7. Jorge N. Quintas	☐	☐
8. Mary Pat Salomone	☐	☐
9. Gregory A.C. Yull	☐	☐
10. Melbourne F. Yull	☐	☐

3. Appointment of Auditor	FOR	WITHHOLD
Appointment of Raymond Chabot Grant Thornton LLP as Auditor	☐	☐

	FOR	AGAINST
4. “Say on Pay” Vote	☐	☐
5. Approve the continuation of the Company’s shareholder rights plan	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR all matters by management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appears on this proxy. Please see reverse for additional instructions. All proxies must be received by 12:00 p.m. (EDT) on May 9, 2022.

Proxy Form—Annual and Special Meeting of Shareholders of Intertape Polymer Group Inc. to be held on May 11, 2022 (as may be adjourned or postponed, the “Meeting”)

Notes to Proxy

1. This proxy must be dated and signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this Proxy Form. If the holder is a Company, a duly-authorized officer or attorney of the Company must sign this Proxy Form, and if the Company has a corporate seal, its corporate seal should be affixed.

2. As a registered shareholder, you can attend and vote at the Meeting in person or virtually via live webcast. You also have the right to appoint a person to attend (in person or virtually), other than the individuals listed on the first page of this Proxy Form, to act and vote on your behalf at the Meeting. In order to allow such proxyholder to vote in person at the Meeting, you must return your duly completed proxy by mail, fax, e-mail or Internet to TSX Trust Company by 12:00 p.m. (EDT) on May 9, 2022, and to allow such proxyholder to act and vote virtually on your behalf, you must follow the instructions set forth in Section 6 below.

3. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this Proxy Form. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this Proxy Form.

4. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one management information circular (the “Circular”) and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

5. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

6. To participate, interact, ask questions or vote via live webcast at the Meeting, participants (other than guests) will need a control number (see control number set forth on this Proxy Form and the following password: intertape2022 (case sensitive). If you appoint a proxyholder other than the proxyholders listed above to vote on your behalf virtually, YOU MUST return your proxy by mail, fax, e-mail or Internet to TSX Trust Company, and YOU MUST ALSO complete the online form available at www.tsxtrust.com/control-number-request or call TSX Trust Company at 866-751-6315 (toll free in Canada and the United States) or 212-235-5754 (other countries) by 12:00 p.m. (EDT) on May 9, 2022 and provide TSX Trust Company with the required proxyholder contact information and TSX Trust Company will provide the proxyholder with a proxyholder control number via e-mail. Such 13-digit proxyholder control number will differ from the control number set forth on this Proxy Form. Without a 13-digit proxyholder control number, your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

7. Registered shareholders may also vote their securities by internet or telephone in advance using the procedures described in this Proxy Form.

All holders should refer to the Circular for further information regarding completion and use of this Proxy Form and other information pertaining to the Meeting, including how to access the live webcast.

This proxy is solicited by and on behalf of management of the Company.

How to Vote

INTERNET -Go to www.tsxtrust.com/vote-proxy -Cast your vote online -View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 888-489-7352 and follow the voice instructions

To vote by Internet or telephone, you will need your control number. If you vote by Internet or telephone, do not return this Proxy Form.

MAIL, FAX OR E-MAIL

-Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

-You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 866-781-3111 or scan and e-mail to proxyvote@tmx.com.

An undated proxy is deemed to bear the date on which it is mailed by management of the Company to you.

If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enroll.

All proxies must be received by 12:00 p.m. (EDT) on May 9, 2022.

INTERTAPE POLYMER GROUP INC.

CERTIFICATE PURSUANT TO SECTION 2.20 OF NATIONAL INSTRUMENT 54-101

– COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A

REPORTING ISSUER

Reference is made to the annual and special meeting (the “Meeting”) of shareholders of Intertape Polymer Group Inc. (the “Company”) to be held on May 11, 2022. I, Randi M. Booth, Senior Vice President, General Counsel and Corporate Secretary of the Company, hereby certify, for and on behalf of the Company, and not in my personal capacity and without personal liability, that the Company:

(a)

has arranged to have the proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in section 2.12 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”);

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying on section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 in connection with the Meeting.

The term “proxy-related materials” as used in this Certificate shall have the meaning given to it in NI 54-101.

DATED the 1st day of April, 2022.

INTERTAPE POLYMER GROUP INC.

By:	(signed) Randi M. Booth

Randi M. Booth
Senior Vice President, General
Counsel and Corporate Secretary